Exhibit 99.1

          , 2008

Dear Shareholder of Fidelity National Information Services, Inc.:

We are pleased to inform you that the board of directors of Fidelity National Information Services, Inc., which we refer to as FIS, has approved the distribution of all of the shares of common stock of Lender Processing Services, Inc., which we refer to as LPS, a wholly-owned subsidiary of FIS, to FIS shareholders through a stock dividend. At the time of the distribution, LPS will consist of all the assets, liabilities, businesses and employees related to FIS’s lender processing services segment as of the date of the spin-off. Upon the distribution, FIS shareholders will own 100% of the outstanding common stock of LPS. Our current business will be separated into two separate, publicly traded companies with independent ownership and dedicated management.

The distribution of LPS common stock is expected to occur on July 1, 2008 by way of a pro rata stock dividend, which is subject to certain customary conditions, to FIS shareholders. Each FIS shareholder will receive one-half share of LPS common stock for every share of FIS common stock held as of the close of business on June 24, 2008, the record date of the distribution.

As a holder of FIS common stock on the record date of the distribution, you will automatically receive shares of LPS common stock unless you sell your FIS shares before the distribution date in the “regular way” market as described in the enclosed information statement. However, if you own an odd number of shares of FIS common stock, you will receive a cash payment in lieu of a fractional share. You do not need to take any action or pay any consideration to receive the shares of LPS common stock in the distribution. Please do not send us certificates representing your shares of FIS common stock.

It is a condition to completing the spin-off that FIS receive an opinion of our special tax advisor, Deloitte Tax LLP, to the effect that, for United States Federal income tax purposes, the distribution of LPS common stock to FIS shareholders will qualify as a tax-free distribution to FIS, LPS and FIS shareholders, except that any cash that you receive in lieu of any fractional share of LPS common stock to which you may be entitled generally will be taxable to you. FIS has filed a request for a private letter ruling from the Internal Revenue Service.

Lender Processing Services, Inc. common stock has been approved for listing on the New York Stock Exchange under the symbol “LPS,” subject to official notice of issuance. The common stock of Fidelity National Information Services, Inc. will continue to trade on the New York Stock Exchange under the symbol “FIS.”

The enclosed information statement, which is being mailed to all FIS shareholders, describes the spin-off in detail and contains important information about LPS. We encourage you to read this information statement carefully.

We remain committed to working on behalf of our shareholders to build long-term value. We appreciate your interest and continued support.

Sincerely,

Lee A. Kennedy
President and Chief Executive Officer

          , 2008

Dear Stockholder of Lender Processing Services, Inc.:

We are very pleased to welcome you as a stockholder of Lender Processing Services, Inc., which is expected to become a stand-alone public company following receipt of all required approvals related to its spin-off from Fidelity National Information Services, Inc., which we refer to as FIS, on or about July 1, 2008. Lender Processing Services, Inc., which we refer to as LPS, will consist of all the assets, liabilities, businesses and employees related to FIS’s lender processing services segment as of the date of the spin-off.

We are a leading provider of integrated technology and outsourced services to the mortgage lending industry, with market-leading positions in mortgage processing and default management services in the U.S. A large number of financial institutions use our services, including 39 of the 50 largest banks in the U.S. Our technology solutions include our mortgage processing system, which processes over 50% of all U.S. residential mortgage loans by dollar volume. Our outsourced services include our default management services, which are used by mortgage lenders and servicers to reduce the expense of managing defaulted loans, and our loan facilitation services, which support most aspects of the closing of mortgage loan transactions to national lenders and loan servicers. Our integrated solutions create a strong value proposition for our customers across the life cycle of a mortgage. We believe that we will continue to benefit from the opportunity to cross-sell services across our broad customer base.

We believe that our independence will allow us to more effectively focus on meeting our financial and business objectives and thereby will provide an opportunity to deliver more value to you as a stockholder than we could as a subsidiary of FIS. The LPS shares have been approved for listing on the New York Stock Exchange under the symbol “LPS,” subject to official notice of issuance.

I encourage you to learn more about LPS and the objectives we will pursue as a stand-alone public company by reading the enclosed information statement. It describes the spin-off in detail, including the conditions to the spin-off. We look forward to your support and participation as a stockholder of LPS.

Sincerely,

Jeffrey S. Carbiener
President and Chief Executive Officer

INFORMATION STATEMENT

Distribution of
Common Stock of

LENDER PROCESSING SERVICES, INC.
by
FIDELITY NATIONAL INFORMATION SERVICES, INC.
to Shareholders of Fidelity National Information Services, Inc.

We are currently a wholly-owned subsidiary of Fidelity National Information Services, Inc., which we refer to as FIS. FIS has decided to spin off its Lender Processing Services Segment by distributing all of our common stock to its shareholders. At the distribution date, our assets, liabilities, businesses and employees will consist of all the assets, liabilities, businesses and employees related to FIS’s lender processing services segment as of the date of the spin-off. Immediately after the distribution is completed, we will be a stand-alone publicly traded company.

For every share of FIS common stock, par value $0.01 per share, which we refer to as FIS common stock, that you hold as of the close of business on June 24, 2008, the record date for the distribution, you will receive one-half share of our common stock, par value $0.0001 per share, which we refer to as LPS common stock or our common stock. We expect FIS to distribute shares of our common stock to its shareholders on or about July 1, 2008. As discussed more fully in this information statement, if you sell shares of FIS common stock in the “regular way” market, and the sale of the shares settles before the distribution date, you will be selling your right to receive shares of LPS common stock in the distribution. See “The Spin-Off — Trading Before the Distribution Date.”

FIS shareholders are not being requested to vote on the spin-off and you do not have to take any other action in order to receive shares of LPS common stock. You will not be required to pay anything for the LPS shares or to surrender any of your shares of FIS common stock. We are not asking you for a proxy. Please do not send us a proxy or your stock certificates.

Until the shares of LPS common stock begin trading on a “when issued” basis on or about June 20, 2008, there will be no market for trading shares of LPS common stock. Lender Processing Services, Inc. common stock has been approved for listing on the New York Stock Exchange under the symbol “LPS,” subject to official notice of issuance.

No vote of stockholders is required in connection with the spin-off. We are not asking you for a proxy and you are requested not to send us a proxy.

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is          , 2008.

This information statement was first mailed to FIS shareholders on or about June 23, 2008.

This information statement is being furnished solely to provide information to Fidelity National Information Services, Inc. shareholders who will receive shares of our common stock in the distribution. It is not and is not to be construed as an inducement or encouragement to buy or sell any of our securities or any securities of FIS. This information statement describes our business, the relationship between FIS and us, and how the spin-off affects FIS and its shareholders, and provides other information to assist you in evaluating the benefits and risks of holding or disposing of our common stock that you will receive in the distribution. You should be aware of certain risks relating to the spin-off, our business and ownership of our common stock, which are described under the heading “Risk Factors.”

You should not assume that the information contained in this information statement is accurate as of any date other than the date on the cover. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update the information, except in the normal course of our public disclosure obligations and practices.

The information statement refers to certain trademarks, including Desktop, Empower!, Lender Processing Services, Lender Processing Services (LPS), LenderProcessingServices, LPS, LPS (stylized and design), Mortgage Servicing Package, RealEC, and SoftPro.

SUMMARY

This summary highlights selected information from this information statement relating to our separation from our parent company and the distribution of our common stock by our parent company to its shareholders. For a more complete understanding of our business and the separation and distribution, you should read this information statement carefully.

Except as otherwise indicated or unless the context otherwise requires, the information included in this statement assumes the completion of all the transactions referred to in this information statement in connection with the separation and distribution.

Overview

We are a leading provider of integrated technology and outsourced services to the mortgage lending industry, with market-leading positions in mortgage processing and default management services in the U.S. A large number of financial institutions use our services, including 39 of the 50 largest banks in the U.S. Our technology solutions include our mortgage processing system, which processes over 50% of all U.S. residential mortgage loans by dollar volume. Our outsourced services include our default management services, which are used by mortgage lenders and servicers to reduce the expense of managing defaulted loans, and our loan facilitation services, which support most aspects of the closing of mortgage loan transactions to national lenders and loan servicers. Our integrated solutions create a strong value proposition for our customers across the life cycle of a mortgage. We believe that we will continue to benefit from the opportunity to cross-sell services across our broad customer base. For the year ended December 31, 2007, we generated revenues of $1,690.6 million and operating income of $424.1 million.

We conduct our operations through two reporting segments, Technology, Data and Analytics and Loan Transaction Services. Our Technology, Data and Analytics segment principally includes:

•	our mortgage processing services, which we conduct using our market-leading mortgage servicing platform and our team of experienced support personnel based primarily at our Jacksonville, Florida data center;

•	our Desktop application, a workflow system that assists our customers in managing business processes, which today is primarily used in connection with mortgage loan default management but which has broader applications;

•	our other software and related service offerings, including our mortgage origination software, our real estate closing and title insurance production software and our middleware application which provides collaborative network connectivity among mortgage industry participants; and

•	our data and analytics businesses, the most significant of which are our alternative property valuations business, which provides a range of types of valuations other than traditional appraisals, our property records business and our advanced analytic services, which assist our customers in their loan marketing or loss mitigation efforts.

For the year ended December 31, 2007, this segment produced $570.1 million in revenue, of which our mortgage processing services represented $339.7 million.

Our Loan Transaction Services segment offers a range of services used mainly in the production of a mortgage loan, which we refer to as our loan facilitation services, and in the management of mortgage loans that go into default. Our loan facilitation services include:

•	settlement services, which consist of title agency services, in which we act as an agent for title insurers, closing services, in which we assist in the closing of real estate transactions, and lien recording and release services;

•	appraisal services, which consist of traditional appraisal and appraisal management services; and

•	other origination services, which consist of real estate tax services, which provide lenders with information about the tax status of a property, and flood zone information, which assists lenders in determining whether a property is in a federally designated flood zone, and qualified exchange intermediary services for customers who seek to engage in qualified exchanges under Section 1031 of the Internal Revenue Code.

Our default management services offer a full spectrum of outsourced services in connection with defaulted loans. These services include, among others:

•	foreclosure services, including access to a nationwide network of independent attorneys, document preparation and recording and other services;

•	property inspection and preservation services, designed to preserve the value of properties securing defaulted loans; and

•	asset management services, providing disposition services for our customers’ real estate owned properties through a network of independent real estate brokers, attorneys and other vendors to facilitate the transaction.

Our revenues from these services grew significantly in 2007 and tend to provide a natural hedge against the effects of high interest rates or a slow real estate market on our loan facilitation services. For the year ended December 31, 2007, revenues from our Loan Transaction Services segment were $1,125.9 million.

We also have a corporate segment consisting of smaller operations, overhead costs and intersegment eliminations.

We describe in this information statement the lender processing services operations to be contributed to us by FIS in connection with the spin-off as if it were our business for all historical periods described. The operations to be contributed to us will represent all the operations of FIS’s lender processing services segment at the date of the spin-off. However, we are a newly-formed entity that will not independently conduct any operations before the spin-off. References in this document to our historical assets, liabilities, services, businesses, employees or activities generally refer to the historical assets, liabilities, services, businesses, employees or activities of the contributed businesses as they were conducted as part of FIS and its subsidiaries before the spin-off. Our historical financial results as part of FIS, contained in this information statement, may not be indicative of our financial results in the future as a stand-alone company or reflect what our financial results would have been had we been a stand-alone company during the periods presented.

Our parent, Fidelity National Information Services, Inc., which we refer to as FIS, is a Georgia corporation formerly known as Certegy Inc. Certegy Inc. merged with Fidelity National Information Services, Inc., a Delaware corporation, which we refer to as former FIS, in February 2006 to form our parent FIS. FIS was a majority-owned subsidiary of Fidelity National Financial, Inc., which we refer to as old FNF. Old FNF merged into our parent in November 2006 as part of a reorganization, which included old FNF’s spin-off of Fidelity National Title Group, Inc. Fidelity National Title Group, Inc. was renamed Fidelity National Financial, Inc. following this reorganization, and we refer to it as FNF. FNF is now a stand-alone company, but remains a related entity from an accounting perspective.

Our principal executive offices are located at 601 Riverside Avenue, Jacksonville, Florida 32204 and our main telephone number is (904) 854-5100. We were incorporated in Delaware in December 2007.

The Spin-Off

Assets, Liabilities and Operations Transferred to Us	In connection with the spin-off, we expect to enter into a contribution and distribution agreement with FIS that will contain the key provisions relating to the separation of our business from FIS and the distribution of our shares of common stock. The contribution and distribution agreement will identify the assets to be transferred, liabilities to be assumed and contracts to be assigned to us by FIS in the separation and describe when and how these transfers, assumptions and assignments will occur. In addition, we expect to enter into a tax disaffiliation agreement setting out each party’s rights and obligations with respect to federal, state, local, and foreign taxes for tax periods before the spin-off and related matters, certain indemnification rights and obligations with respect to taxes for tax periods before the spin-off and for any taxes and associated adverse consequences resulting from the spin-off and certain restrictions designed to preserve the tax-free status of the spin-off. See “Risk Factors — Risk Factors Related to the Spin-Off.” In connection with the spin-off, we also expect to enter into an employee matters agreement with FIS providing for the allocation of assets, liabilities and responsibilities with respect to certain employee benefit plans, policies and compensation programs. See “Certain Relationships and Related Party Transactions — Agreements With FIS.”

Relationship with FIS after the Spin-Off	In connection with the spin-off, we expect to enter into a corporate and transition services agreement under which FIS and we will provide each other with certain services on an interim, and, in some cases, longer term basis. We will also enter into a corporate and transition services agreement with FNF, under which it will provide us with other corporate services on an interim and sometimes longer term basis. There are other arrangements between us and FIS or FNF that will continue following the spin-off. Although FNF and FIS are separate companies, FNF, FIS and we will have the same executive Chairman, William P. Foley, II, and will have certain overlapping directors. However, none of our executive officers, except for Mr. Foley, will be a dual employee. These arrangements with FIS and FNF may involve, or may appear to involve, conflicts of interest. See “Certain Relationships and Related Party Transactions.”

Our Management	After the spin-off, we will have an initial board of directors consisting of 6 directors. William P. Foley, II will be the Chairman of our board of directors. See “Management — The Board.”

Our President and Chief Executive Officer will be Jeffrey S. Carbiener, currently the Chief Financial Officer of FIS. Our Executive Vice President and Chief Financial Officer will be Francis K. Chan, currently the Senior Vice President, Chief Accounting Officer and Controller of FIS. Daniel T. Scheuble, currently the Executive Vice President of the Mortgage Processing Services division of FIS, and Eric D. Swenson, currently the Executive Vice President of the Mortgage Information Services division of FIS, will be our Executive Vice Presidents and Co-Chief Operating Officers. See “Management — Directors and Executive Officers.”

Debt	In the spin-off, FIS will contribute to us all of its interest in the assets, liabilities, businesses and employees related to FIS’s lender processing services operations as of the date of the spin-off in exchange for shares of our common stock and approximately $1,585 million aggregate principal amount of our debt obligations. In connection with the spin-off, FIS will exchange 100% of these debt obligations for a like amount of FIS’s existing Tranche B Term Loans issued under its Credit Agreement dated as of January 18, 2007 and held by certain lenders. Following this debt-for-debt exchange the portion of the existing Tranche B Term Loans acquired by FIS will be retired.

Upon the closing of the spin-off, we expect to have approximately $1,612.5 million of indebtedness, consisting of (i) a new senior secured credit agreement divided into two tranches, a $700 million Term Loan A and a $485 million Term Loan B and (ii) $400 million of senior unsecured debt securities issued under a new indenture. We also expect to have additional borrowing capacity available under a new $140 million revolving credit facility, under which we expect to borrow approximately $27.5 million to pay debt issuance costs. We expect that our new debt will include covenants that, among other things, will require us to satisfy certain financial tests, maintain certain financial ratios and restrict our ability to incur additional indebtedness. To the extent permitted, we may also incur additional indebtedness from time to time for general corporate purposes, including working capital requirements, capital expenditures and future acquisitions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” See also “Risk Factors — Risk Factors Related to the Spin-Off — Following the spin-off, we will have substantial indebtedness, which could have a negative impact on our financing options and liquidity position” and “Risk Factors— Risk Factors Related to the Spin-Off — Our financing arrangements will subject us to various restrictions that could limit our operating flexibility.”

Equity Awards	Our Employees and Directors

FIS stock options held by persons who, after the spin-off, will solely be employed by us or serve as our directors will be replaced with our stock options granted under our new omnibus incentive plan. Our options will have the same terms and conditions as the FIS options, but with equitable adjustments made to the exercise prices and the number of shares underlying the options to reflect the difference in value of FIS and our common stock.

FIS restricted stock held by such persons will be replaced with awards of our restricted stock. These replacement awards will have the same terms and conditions as the forfeited FIS awards, and the shares will vest on the same dates the FIS awards would have vested. The number of shares subject to the awards will be adjusted to reflect the differences in stock value of FIS and our company.

FIS Employees and Directors

The exercise price of, and number of shares of FIS common stock underlying, FIS stock options held by any current or former FIS employee or director who will not become our employee or director will be adjusted, in an amount yet to be determined, pursuant to the terms of the applicable FIS equity incentive plans, taking into account the change in the value of FIS common stock as a result of the spin-off.

All holders of FIS restricted stock who will not become our employees or directors will receive, in lieu of receiving our shares in the spin-off with respect to such restricted stock, an equitable adjustment to increase the number of shares of FIS restricted stock owned by the employee or director to prevent any dilution of the participant’s rights. The additional shares of restricted stock will have the same transfer restrictions and forfeiture conditions as the original grant of FIS restricted stock.

Dual Employees

The FIS stock options held by any current FIS employee who will be employed by both our parent and us after the spin-off will be split in half. One half will be adjusted, in an amount yet to be determined, pursuant to the terms of the applicable FIS equity incentive plans, taking into account the change in the value of FIS common stock as a result of the spin-off. The other half will be replaced with our stock options granted under our omnibus incentive plan with the same terms and conditions as the FIS options, but with equitable adjustments made to the exercise prices and the number of shares underlying the options to reflect the difference in value of FIS and our common stock.

The FIS restricted stock held by any current FIS employee who will be employed by both our parent and us after the spin-off will be split in half. One half will be equitably adjusted by increasing the number of shares of FIS restricted stock to prevent dilution. The additional shares of restricted stock will have the same transfer restrictions and forfeiture conditions as the original grant of FIS restricted stock. The other half will be replaced with awards of our restricted stock. These replacement awards will have the same terms and conditions as the forfeited FIS awards, and the shares will vest on the same dates the FIS awards would have vested. The number of shares subject to the awards will be adjusted to reflect the differences in stock value of FIS and our company.

Dividend Policy	We expect to pay dividends at an annual rate of approximately $0.40 per share, but only if and to the extent dividends are declared by our board of directors and permitted by applicable law and by the terms of our financing arrangements. Dividend payments are not guaranteed and our board of directors may decide, in its absolute discretion, not to pay dividends.

All decisions regarding the declaration and payment of dividends, including with respect to the initial dividend, will be at the discretion of our board of directors and will be evaluated from time to time in light of our financial condition, earnings, growth prospects, funding requirements, applicable law and other factors our board of directors deems relevant. See “Dividend Policy.”

Certain Anti-Takeover Effects	Our certificate of incorporation, bylaws, certain provisions of Delaware corporate law and certain provisions of New York insurance law will have the effect of making it more difficult for a potential acquirer to obtain control of our company in a transaction not approved by our board of directors. See “Business — Government Regulation” and “Description of Capital Stock.”

Certain United States Federal Income Tax Consequences of the Spin-Off	It is a condition to completing the spin-off that FIS receive an opinion of FIS’s special tax advisor, Deloitte Tax LLP, which we refer to as Deloitte, to the effect that, among other things, for United States Federal income tax purposes, the distribution of our common stock to shareholders of our parent will qualify as a tax-free distribution under Section 355 and related provisions of the Internal Revenue Code of 1986, as amended, to our parent, our company and FIS shareholders, except that any gain you realize on cash that you receive in lieu of any fractional shares of our common stock to which you may be entitled generally will be taxable to you. FIS has filed a request for a private letter ruling from the Internal Revenue Service, which we refer to as the IRS. If FIS receives the IRS letter ruling before the date of the spin-off, Deloitte will take the IRS letter ruling into account in rendering its opinion. Certain United States Federal income tax consequences of the spin-off are described in more detail under “The Spin-Off — Certain United States Federal Income Tax Consequences of the Spin-Off.”

Risk Factors	You should review the risks relating to the spin-off, our business and ownership of our common stock described in “Risk Factors.”

Summary Historical Financial Information

The following table presents our summary historical financial data. The combined statement of earnings data for each of the years in the three-year period ended December 31, 2007 has been derived from our audited combined financial statements and the interim financial data for each of the three month periods ended March 31, 2008 and 2007 have been derived from our unaudited combined financial statements included elsewhere herein. The unaudited combined financial statements have been prepared on the same basis as the audited combined financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein.

The summary historical financial data presented below should be read in conjunction with our combined financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere herein. Our financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented, including changes that will occur in our operations and capitalization as a result of our spin-off from FIS. Further, results for any interim period are not necessarily indicative of results to be expected for the full year.

	Three Months Ended March 31,		Year Ended
	2008	2007	2007	2006	2005
	(Dollars in thousands)

Processing and services revenues	$452,726	$401,428	$1,690,568	$1,484,977	$1,382,479
Cost of revenues	290,174	257,781	1,058,647	900,145	804,488

Gross profit	162,552	143,647	631,921	584,832	577,991

Selling, general, and administrative expenses	58,217	53,469	207,859	257,312	260,066

Operating income	104,335	90,178	424,062	327,520	317,925

Other income (expense):
Interest income	260	350	1,690	2,606	4,124
Interest expense	(18)	(42)	(146)	(298)	(270)
Other income (expense), net	—	—	—	(106)	(1,238)

Total other income (expense)	242	308	1,544	2,202	2,616

Earnings before income taxes, equity in loss of unconsolidated affiliates and minority interest	104,577	90,486	425,606	329,722	320,541
Provision for income taxes	40,576	35,023	164,734	127,984	124,160

Earnings before equity in loss of unconsolidated affiliates and minority interest	64,001	55,463	260,872	201,738	196,381
Equity in loss of unconsolidated affiliate	(1,957)	(762)	(3,048)	—	—
Minority interest	(312)	(162)	(1,019)	(683)	(676)

Net earnings	$61,732	$54,539	$256,805	$201,055	$195,705

RISK FACTORS

You should carefully consider the risks described below, together with all of the other information included in this information statement, in evaluating our company and our common stock. If any of the risks described below actually occurs, our business, results of operations, financial condition or stock price could be materially adversely affected.

Risks Related to the Spin-Off

Our historical financial information may not be indicative of our future results as a stand-alone company.

The historical financial information we have included in this information statement may not reflect what our results of operations, financial condition and cash flows would have been had we been a stand-alone company during the periods presented or be indicative of what our results of operations, financial condition and cash flows may be in the future when we are a stand-alone company. This is primarily a result of the following factors:

•	our historical financial information does not reflect the debt and related interest expense that we will incur as part of the spin-off, including debt we will incur in order to issue debt obligations to FIS in partial consideration of FIS’s contribution to us of our operations; and

•	the historical financial information does not reflect the increased costs associated with being a stand-alone company, including changes that we expect in our cost structure, personnel needs, financing and operations of the contributed business as a result of the spin-off from FIS.

For additional information about the past financial performance of our business and the basis of the presentation of the historical financial statements, see “Selected Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and the accompanying notes included elsewhere in this information statement.

If the contribution, debt exchange and/or spin-off do not qualify as tax-free transactions, tax could be imposed on our parent, our company and/or FIS shareholders, and we may have to indemnify for the payment of those taxes and tax-related losses.

On April 14, 2008, FIS received a favorable private letter ruling from the Internal Revenue Service, which we refer to as the IRS, regarding the contribution of all of FIS’s interest in all the assets, liabilities, businesses and employees related to FIS’s lender processing services operations in exchange for the receipt by FIS of our common stock and our debt obligations, which we refer to as the contribution, the expected exchange by FIS of our debt obligations for certain outstanding FIS debt, which we refer to as the debt exchange, and the distribution of our common stock to FIS shareholders, which we refer to as the spin-off. After receipt of the private letter ruling, FIS restructured the transactions that will be involved in separating our businesses from FIS. Such change was necessitated by a recent change in foreign tax law. FIS filed with the IRS on May 21, 2008 a new request for private letter ruling on the revised transaction structure. It is not certain FIS will receive the newly requested private letter ruling by the date of the spin-off. It is a condition to completing the spin-off that our parent receive an opinion of its special tax advisor, Deloitte Tax LLP, which we refer to as Deloitte, to the effect that, for United States Federal income tax purposes:

(i) the contribution taking into account the spin-off will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code in which neither we nor FIS will recognize any gain or loss;

(ii) no gain or loss will be recognized by FIS in the debt exchange, pursuant to Section 361 of the Code; and

(iii) no gain or loss will be recognized by FIS or any FIS shareholder on the spin-off, pursuant to Section 355 and related provisions of the Code (including Section 361(c) of the Code), except that any gain that FIS shareholders realize on cash received in lieu of any fractional shares of our common stock to which such shareholders may be entitled in the spin-off generally will be taxable to the FIS shareholders.

Notwithstanding our parent’s receipt of the opinion of Deloitte and even if our parent receives the IRS private letter ruling on the revised transaction structure, the IRS could determine that the contribution, debt exchange and/or spin-off constitute taxable transactions if it determines that there was a misstatement or omission of any of the facts, representations, or undertakings that were included in the request for the private letter ruling, or if it disagrees with the conclusions in the opinion that are not covered by the IRS ruling. The Deloitte tax opinion will be based in part on the newly-requested IRS private letter ruling if it is received before the date of the spin-off and on certain assumptions and representations concerning factual matters made by us and by our parent, which, if incorrect or inaccurate in any respect, could prevent Deloitte’s opinions from being relied upon.

If one or more of the contribution, debt exchange or spin-off transactions were subject to tax, our parent would recognize gain and the amount of that gain would be up to the excess of the fair market value of our stock and debt obligations our parent receives in the contribution over its basis in the assets it contributes to us in the contribution. The amount of such gain could be substantial. Further, if the spin-off transaction were subject to tax, in addition to tax imposed on FIS, the FIS shareholders generally would be treated as if they received a taxable distribution equal to the full fair market value of our stock on the distribution date. In addition, we could be subject to tax on certain of the preliminary asset transfers within FIS that are made in connection with the contribution transaction.

Even if the spin-off otherwise were to qualify for tax-free treatment for United States Federal income tax purposes, it would become taxable to our parent, pursuant to Section 355(e) of the Code, if 50% or more of the shares of either its common stock or our common stock were acquired, directly or indirectly, as part of a plan or series of related transactions that included the spin-off. If the IRS were to determine that acquisitions of FIS common stock or of our common stock, either before or after the spin-off, were part of a plan or series of related transactions that included the spin-off, this determination could result in the recognition of substantial gain by FIS under Section 355(e).

Although the taxes resulting from the contribution, debt exchange or spin-off not qualifying for tax-free treatment for United States Federal income tax purposes generally would be imposed on FIS shareholders and FIS, under the tax disaffiliation agreement to be entered into by FIS and us in connection with the distribution, we would be required to indemnify FIS and its affiliates against all tax related liabilities caused by the failure of any of those transactions to qualify for tax-free treatment for United States Federal income tax purposes (including as a result of Section 355(e) of the Code) to the extent these liabilities arise as a result of any action taken by us or any of our affiliates following the spin-off or otherwise result from any breach of any representation, covenant or obligation of ours or any of our affiliates under the tax disaffiliation agreement. See “Certain Relationships and Related Party Transactions — Agreements With FIS — Tax Disaffiliation Agreement.” FIS estimates that the amount of our indemnification obligation for the amount of tax could be significant.

We are agreeing to certain restrictions to help preserve the tax-free treatment to FIS of the distribution, which may reduce its strategic and operating flexibility.

In order to help preserve the tax-free treatment of the distribution, we have agreed not to take certain actions without first securing the consent of certain FIS officers or securing an opinion from a nationally recognized law firm or accounting firm that such action will not cause the distribution to be taxable. In general, such actions would include, (i) for a period of two years after the distribution, engaging in certain transactions involving (a) the acquisition of our stock or (b) the issuance of shares of our stock, (ii) repurchasing or repaying our new debt prior to maturity other than in accordance with its terms or modifying the terms and (iii) making certain modifications to the terms of the debt that could affect its characterization for federal income tax purposes.

The covenants in, and our indemnity obligations under, the tax disaffiliation agreement may limit our ability to pursue strategic transactions or engage in new business or other transactions that may maximize the value of our business. These covenants and indemnity obligations might discourage, delay or prevent a change in control that could be favorable to our stockholders. Further, the limitations on our ability to issue capital stock could, for example, make it harder for us to raise capital if we need additional funds to satisfy our debt service or other debt obligations.

Following the spin-off, we will have substantial indebtedness, which could have a negative impact on our financing options and liquidity position.

In connection with the spin-off, we will issue to FIS shares of our common stock and approximately $1,585 million principal amount of our debt obligations, in exchange for the assets to be contributed to us. As a result, following the spin-off, we will have approximately $1,612.5 million of total debt outstanding, consisting of (i) a new senior secured credit agreement divided into two tranches, a $700 million Term Loan A and a $485 million Term Loan B and (ii) $400 million of senior unsecured notes. We also expect to have additional borrowing capacity available under a new $140 million revolving credit facility, under which we expect to borrow approximately $27.5 million to pay debt issuance costs at the spin-off date. We will also have other contractual commitments and contingent obligations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contractual Obligations.”

This high level of debt could have important consequences to us, including the following:

•	the debt level makes us more vulnerable to economic downturns and adverse developments in our business, may cause us to have difficulty borrowing money in the future in excess of amounts available under our credit facility for working capital, capital expenditures, acquisitions or other purposes and will limit our ability to pursue other business opportunities and implement certain business strategies;

•	we will need to use a large portion of the money we earn to pay principal and interest on our debt, which will reduce the amount of money available to finance operations, acquisitions and other business activities and pay stockholder dividends;

•	a substantial portion of the debt will have a variable rate of interest, which exposes us to the risk of increased interest rates (for example, a one percent increase in interest rates would result in a $1 million increase in our annual interest expense for every $100 million of floating rate debt we incur, which may make it more difficult for us to service our debt);

•	while we may enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk; and

•	we will have a higher level of debt than certain of our competitors, which may cause a competitive disadvantage and may reduce flexibility in responding to changing business and economic conditions, including increased competition.

Our financing arrangements will subject us to various restrictions that could limit our operating flexibility.

The agreements governing our new credit facilities and the indenture governing our new notes will each impose operating and financial restrictions on our activities. These restrictions include compliance with, or maintenance of, certain financial tests and ratios, including a minimum interest coverage ratio and maximum leverage ratio, and limit or prohibit our ability to, among other things:

•	create, incur or assume any additional debt and issue preferred stock;

•	create, incur or assume certain liens;

•	redeem and/or prepay certain subordinated debt we might issue in the future;

•	pay dividends on our stock or repurchase stock;

•	make certain investments and acquisitions;

•	enter into or permit to exist contractual limits on the ability of our subsidiaries to pay dividends to us;

•	enter new lines of business;

•	engage in consolidations, mergers and acquisitions;

•	engage in specified sales of assets; and

•	enter into transactions with affiliates.

These restrictions on our ability to operate our business could harm our business by, among other things, limiting our ability to take advantage of financing, merger and acquisition and other corporate opportunities.

The risks described in this Risk Factors section, as well as adverse changes in economic conditions generally, could result in adverse financial changes for our company, which in turn could affect our ability to comply with these covenants and maintain these financial tests and ratios. A default would permit lenders to accelerate the maturity for the debt under these agreements and to foreclose upon any collateral securing the debt and to terminate any commitments to lend. Under these circumstances, we might have insufficient funds or other resources to satisfy all our obligations.

Potential liabilities may arise due to fraudulent transfer considerations, which would adversely affect our financial condition and our results of operations.

If a court were to determine that, at the time of the spin-off, either FIS or our company:

•	was insolvent,

•	was rendered insolvent by reason of the spin-off,

•	had remaining assets constituting unreasonably small capital, or

•	intended to incur, or believed it would incur, debts beyond its ability to pay as such debts matured,

the court might be able to void the spin-off, in whole or in part, as a fraudulent conveyance or transfer under Federal or State law. The court could then require our stockholders to return to FIS some or all of the shares of our common stock issued pursuant to the spin-off, or require FIS or us, as the case may be, to fund liabilities of the other company for the benefit of creditors. The measure of insolvency will vary depending upon the jurisdiction whose law is being applied. Generally, however, an entity would be considered insolvent if the fair value of its assets was less than the amount of its liabilities or if it incurred debt beyond its ability to repay such debt as it matures. In connection with the spin-off, we will incur substantial debt. Neither we nor FIS has obtained a solvency opinion from an independent financial advisor in connection with the spin-off.

Risks Related to Our Business

In addition to the normal risks of business, we are subject to significant risks and uncertainties. Any of the risks described herein could result in a significant adverse effect on our results of operation and financial condition.

If we fail to adapt our services to changes in technology or in the marketplace, or if our ongoing efforts to upgrade our technology are not successful, we could lose customers and have difficulty attracting new customers for our services.

The markets for our services are characterized by constant technological changes, frequent introductions of new services and evolving industry standards. Our future success will be significantly affected by our ability to enhance our current services, and develop and introduce new services that address the increasingly sophisticated needs of our customers and their customers. These initiatives carry the risks associated with any new service development effort, including cost overruns, delays in delivery, and performance issues. There can be no assurance that we will be successful in developing, marketing and selling new services that meet these changing demands, that we will not experience difficulties that could delay or prevent the successful development, introduction, and marketing of these services, or that our new services and their enhancements will adequately meet the demands of the marketplace and achieve market acceptance.

Consolidation in the banking and financial services industry could adversely affect our revenues by eliminating some of our existing and potential customers and could make us more dependent on a more limited number of customers.

There has been and continues to be substantial merger, acquisition and consolidation activity in the banking and financial services industry. Mergers or consolidations of banks and financial institutions in the future could reduce the number of our customers and potential customers, which could adversely affect our revenues even if these events do not reduce the aggregate activities of the consolidated entities. Further, negative operating results in the current economic environment could lead to some banks, including some of our largest customers, merging or being acquired. If our customers merge with or are acquired by other entities that are not our customers, or that use fewer of our services, they may discontinue or reduce their use of our services. The recently announced merger of Bank of America and Countrywide Financial Corporation (“Countrywide”) is an example of a merger that presents us with risks and opportunities, as these two entities each use some of the services we provide while obtaining others from third parties or from internal resources. We are in senior-level discussions with Bank of America about the scope of services we will provide to them following completion of such merger. Bank of America has informed us that, assuming completion of such merger, it is leaning towards phasing out the mortgage processing and appraisal services we provide to Bank of America and instead obtaining these services internally. These services together generated approximately 4% of our revenues in 2007. If this decision becomes final, we anticipate that a mortgage processing conversion would take from 12 to 30 months after completion of the merger. We have not received any formal notice of termination from Bank of America or been involved in any discussions with them about the mechanics or planning of a mortgage processing or appraisal conversion. It is possible that Bank of America could decide to continue its mortgage processing with us (due to greater efficiencies and cost savings we may provide as a result of our higher volumes, or due to other factors) or to continue its appraisal services with us (due to ramifications from the new Code of Conduct or other factors), although no assurance can be given in this regard. Furthermore, Bank of America is expected to continue to obtain other services from us and has indicated a willingness to discuss expanding its relationship with us in other areas. We and Bank of America are discussing other revenue opportunities that may offset a phase-out of the mortgage processing and appraisal services. We cannot assure you that Bank of America will expand its relationship with us in other areas or that any other revenue opportunities will be realized. In addition, it is possible that the larger banks or financial institutions resulting from mergers or consolidations would have greater leverage in negotiating terms with us or could decide to perform in-house some or all of the services which we currently provide or could provide. Any of these developments could have a material adverse effect on our business and results of operations.

Decreased lending and real estate activity reduces demand for certain of our services and may adversely affect our results of operations.

Real estate sales are affected by a number of factors, including mortgage interest rates, the availability of funds to finance purchases, the level of home prices and general economic conditions. The volume of refinancing transactions in particular and mortgage originations in general declined in 2005, 2006 and 2007 from 2004 levels, resulting in reduction of revenues in some of our businesses. The current Mortgage Bankers Association forecast is for $2.0 trillion of mortgage originations in 2008 compared to $2.3 trillion in 2007. In addition, rising mortgage delinquency and default rates have negatively impacted some of our mortgage lending customers, particularly within the subprime lending market. These trends appear likely to continue. Our revenues in future periods will continue to be subject to these and other factors which are beyond our control and, as a result, are likely to fluctuate.

Further, in the event that levels of home ownership were to decline or other factors were to reduce the aggregate number of U.S. mortgage loans, our revenues from mortgage processing could be adversely affected.

If we were to lose any of our largest customers, our results of operations could be significantly affected.

A small number of customers has accounted for a significant portion of our revenues, and we expect that a limited number of customers will continue to represent a significant portion of our revenues for the foreseeable future. In 2007, our three largest customers accounted for approximately 25% of our aggregate revenue and approximately 23% and 26% of the revenue of our Technology, Data and Analytics and Loan Transaction Services segments, respectively. In addition, our fourth largest customer in 2007, which represented 3.5% of our aggregate revenue, is Countrywide, which recently agreed to merge with Bank of America, which is one of our three largest customers. Our relationships with these and other large customers are important to our future operating results, and deterioration in any of those relationships, as a result of changes following a merger or otherwise, could significantly reduce our revenues. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Business Trends and Conditions.”

We operate in a competitive business environment, and if we are unable to compete effectively our results of operations and financial condition may be adversely affected.

The markets for our services are intensely competitive. Our competitors vary in size and in the scope and breadth of the services they offer. We compete for existing and new customers against both third parties and in-house capabilities of our customers. Some of our competitors have substantial resources. In addition, we expect that the markets in which we compete will continue to attract new competitors and new technologies. There can be no assurance that we will be able to compete successfully against current or future competitors or that competitive pressures we face in the markets in which we operate will not materially adversely affect our business, financial condition and results of operations.

In our mortgage processing business, we face direct competition from third parties. Although we have a substantial market position in processing traditional mortgages, our share of the market for processing home equity lines of credit, an area in which we seek to expand, is much smaller. In this area, we also compete against providers of credit card processing systems, which often offer very aggressive pricing.

Further, because many of our larger potential customers have historically developed their key processing applications in-house and therefore view their system requirements from a make-versus-buy perspective, we often compete against our potential customers’ in-house capacities. As a result, gaining new customers in our mortgage processing business can be difficult. For banks and other potential customers, switching from an internally designed system to an outside vendor, or from one vendor of mortgage processing services to a new vendor, is a significant undertaking. Many potential customers worry about potential disadvantages such as loss of accustomed functionality, increased costs and business disruption. As a result, potential customers often resist change. There can be no assurance that our strategies for overcoming potential customers’ reluctance to change will be successful, and this resistance may adversely affect our growth.

If we are unable to successfully consummate and integrate acquisitions, our results of operations may be adversely affected.

We anticipate that we will seek to acquire complementary businesses and services. This strategy will depend on our ability to find suitable acquisitions and finance them on acceptable terms. We may require additional debt or equity financing for future acquisitions, and doing so will be made more difficult by our substantial debt. If we are unable to acquire suitable acquisition candidates, we may experience slower growth.

Further, even if we successfully complete acquisitions, we will face challenges in integrating any acquired business. These challenges include eliminating redundant operations, facilities and systems, coordinating management and personnel, retaining key employees, managing different corporate cultures, and achieving cost reductions and cross-selling opportunities.

Acquisitions have not been a substantial factor in our growth in the past several years. Going forward, however, our management has articulated a strategy for us, as a stand-alone company, that includes growth through acquisitions. Following the spin-off, our management will have to balance the challenges associated with being a newly stand-alone company with the demands of completing acquisitions and integrating acquired businesses. Without recent similar experiences and also without access to our parent’s infrastructure, systems and personnel, there can be no assurance that our management will be able to successfully complete acquisitions or bring new businesses together. Additionally, the acquisition and integration processes may disrupt our business and divert our resources.

We could have conflicts with FIS and FNF, and the Chairman of our board of directors and other officers and directors could have conflicts of interest due to their relationships with FIS or FNF.

FNF and FIS were under common ownership by old FNF until October 2006, when old FNF distributed all its FNF shares to the stockholders of old FNF. In November 2006, old FNF then merged into FIS. However, FNF and FIS have remained parties to a variety of agreements, some of which will be assigned to us by FIS in the spin-off. Further, FNF and FIS have overlapping directors and officers, including certain individuals who will become our officers or directors.

Conflicts may arise between FIS and us, or FNF and us, in each case as a result of our ongoing agreements and the nature of our respective businesses. Among other things, we will become a party to a variety of agreements with FIS and FNF in connection with the spin-off, and we may enter into further agreements with FIS or FNF after the spin-off. Certain of our executive officers and directors will be subject to conflicts of interest with respect to such agreements and other matters due to their relationships with FIS or FNF.

William P. Foley, II, who will become our Chairman as a result of the spin-off, is currently the Executive Chairman of FIS and the executive Chairman of the board of directors of FNF. As a result, he has obligations to us as well as to FIS or FNF and will have conflicts of interest with respect to matters potentially or actually involving or affecting us, and FIS or FNF.

Mr. Foley owns substantial amounts of FIS and FNF stock and stock options because of his relationships with FIS and FNF. In addition, Mr. Carbiener owns a substantial amount of FIS stock, and our directors also own FIS and in some cases FNF stock and stock options due to similar current or past relationships. Such ownership could create or appear to create potential conflicts of interest when our directors and officers are faced with decisions that involve FIS or FNF or any of their respective subsidiaries.

Matters that could give rise to conflicts between us and FIS or FNF include, among other things:

•	our ongoing and future relationships with FIS or FNF, including related party agreements and other arrangements with respect to the administration of tax matters, employee benefits, indemnification, and other matters; and

•	the quality and pricing of services that we have agreed to provide to FIS or FNF or that it has agreed to provide to us.

We will seek to manage these potential conflicts through dispute resolution and other provisions of our agreements with FIS and FNF and through oversight by independent members of our board of directors. However, there can be no assurance that such measures will be effective or that we will be able to resolve all potential conflicts with FIS and FNF, or that the resolution of any such conflicts will be no less favorable to us than if we were dealing with a third party.

If FIS or FNF engages in the same type of business we conduct, our ability to successfully operate and expand our business may be limited.

Neither FIS nor FNF is under any obligation not to compete with us, either before or after the distribution. Currently, although a substantial business of our loan facilitation services is acting as a title agent for FNF, FNF is under no obligation to deal exclusively with us, has business units that compete with us in title agency business and could deal with other agents that compete with us for the title agency business we operate. FNF also competes with us to a small extent in appraisal and default management services.

Due to the significant resources of FIS and FNF, including financial resources, each of those companies could have a significant competitive advantage over us should it decide to engage in the types of business we conduct, which could have an adverse effect on our financial condition and results of operations.

We have a long sales cycle for many of our technology solutions and if we fail to close sales after expending significant time and resources to do so, our business, financial condition, and results of operations may be adversely affected.

The implementation of many of our technology solutions often involves significant capital commitments by our customers, particularly those with smaller operational scale. Potential customers generally commit significant resources to an evaluation of available technology solutions and require us to expend substantial time, effort and money educating them as to the value of our technology solutions and services. We incur substantial costs in order to obtain each new customer. We may expend significant funds and management resources during the sales cycle and ultimately fail to close the sale. Our sales cycle may be extended due to our customers’ budgetary constraints or for other reasons. If we are unsuccessful in closing sales after expending significant funds and management resources or if we experience delays, it could have a material adverse effect on our business, financial condition and results of operations.

We may experience defects, development delays, installation difficulties and system failures with respect to our technology solutions, which would harm our business and reputation and expose us to potential liability.

Many of our services are based on sophisticated software and computing systems, and we may encounter delays when developing new technology solutions and services. Further, the technology solutions underlying our services have occasionally contained and may in the future contain undetected errors or defects when first introduced or when new versions are released. In addition, we may experience difficulties in installing or integrating our technologies on platforms used by our customers. Finally, our systems and operations could be exposed to damage or interruption from fire, natural disaster, power loss, telecommunications failure, unauthorized entry and computer viruses. Defects in our technology solutions, errors or delays in the processing of electronic transactions, or other difficulties could result in:

•	interruption of business operations;

•	delay in market acceptance;

•	additional development and remediation costs;

•	diversion of technical and other resources;

•	loss of customers;

•	negative publicity; or

•	exposure to liability claims.

Any one or more of the foregoing occurrences could have a material adverse effect on our business, financial condition and results of operations. Although we attempt to limit our potential liability through disclaimers and limitation-of-liability provisions in our license and customer agreements, we cannot be certain that these measures will be successful in limiting our liability.

Security breaches or our own failure to comply with privacy regulations imposed on providers of services to financial institutions could harm our business by disrupting our delivery of services and damaging our reputation.

As part of our business, we electronically receive, process, store and transmit sensitive business information of our customers. In addition, we collect personal consumer data, such as names and addresses, social security numbers, driver’s license numbers and payment history records. Unauthorized access to our computer systems or databases could result in the theft or publication of confidential information or the deletion or modification of records or could otherwise cause interruptions in our operations. These concerns about security are increased when we transmit information over the Internet.

Additionally, as a provider of services to financial institutions, we are bound by the same limitations on disclosure of the information we receive from our customers as apply to the financial institutions themselves. If we fail to comply with these regulations, we could be exposed to suits for breach of contract or to governmental proceedings. In addition, if more restrictive privacy laws or rules are adopted in the future on the federal or state level, that could have an adverse impact on us. Any inability to prevent security or privacy breaches could cause our existing customers to lose confidence in our systems and terminate their agreements with us, and could inhibit our ability to attract new customers.

In the wake of the current mortgage market, there could be adverse regulatory consequences or litigation that could affect us.

Various aspects of our businesses are subject to federal and state regulation. The sharp rise in home foreclosures that started in the United States during the fall of 2006 and has accelerated in 2007 and 2008 has begun to result in investigations and lawsuits against various parties commenced by various governmental authorities and third parties. It has also resulted in governmental review of aspects of the mortgage lending business, which may lead to greater regulation in areas such as appraisals, default management, loan closings and regulatory reporting. Such actions and proceedings could have adverse consequences that could affect our business.

Over the last few months, the New York Attorney General has been conducting an inquiry into various practices in the mortgage market, including a review of the possibility that conflicts of interest have in some cases affected the accuracy of property appraisals. Recently, the NYAG announced a resolution of a portion of this inquiry with respect to Federal National Mortgage Association, which we refer to as Fannie Mae, and Federal Home Loan Mortgage Corporation, which we refer to as Freddie Mac. Under agreements entered into with the NYAG, Fannie Mae and Freddie Mac each committed to adopt a new Home Valuation Code of Conduct. This Code of Conduct establishes requirements governing appraiser selection, compensation, conflicts of interest and corporate independence, among other matters. Both Fannie Mae and Freddie Mac have agreed that they will not purchase any single family mortgage loans, other than government-insured loans, originated after January 1, 2009 from mortgage originators that have not adopted the Code of Conduct with respect to such loans. Among other things, the Code of Conduct prohibits the purchase of home mortgage loans by Fannie Mae and Freddie Mac if the associated appraisal is performed by an appraiser that is employed by the lender, a real estate settlement services provider or a subsidiary of a real estate settlement services provider.

Although we provide real estate settlement services, we do not employ appraisers. Instead, we manage the activities of thousands of appraisers who all work as independent contractors. Nevertheless, Freddie Mac has issued a bulletin indicating that the prohibition in the Code of Conduct applies to independent contractor appraisers as well as employees.

The Code of Conduct was subject to a comment period that expired on April 30, 2008. We participated in the comment process to attempt to clarify that we are not covered by the Code of Conduct. Several of the comments submitted by other parties and made publicly available to date, such as the comment letters filed by the Office of the Comptroller of the Currency, the Office of Thrift Supervision and the Federal Trade Commission, have raised questions about the legality of the agreements reached by the NYAG with Fannie Mae and Freddie Mac on grounds such as whether the process by which the Code of Conduct was entered complied with appropriate administrative procedures for rulemaking.

As written, the Code of Conduct is favorable to our appraisal operations because we do not hire appraisers as employees. However, the bulletin issued by Freddie Mac shortly after the Code was adopted introduced uncertainty about how Freddie Mac would apply it. Neither Fannie Mae nor the NYAG have announced similar interpretations. The NYAG, Fannie Mae, Freddie Mac and the Office of Federal Housing Enterprise Oversight (the principal regulator of Fannie Mae and Freddie Mac) are currently reviewing the public comments on the Code of Conduct, and are expected to clarify their collective intent prior to its implementation on January 1, 2009. If the Code of Conduct is ultimately revised or interpreted by the parties thereto in a manner that is adverse to our appraisal operations, we will consider multiple options, which could include: (1) possible court challenges to the legality of the Code of Conduct, on state or federal grounds; (2) restructuring our appraisal operations so that we can comply with the Code, which might include some form of joint operations with a third party; or (3) selling our appraisal business. At this time, we are unable to predict the ultimate effect of the Code of Conduct on our business or results of operations.

If our applications or services are found to infringe the proprietary rights of others, we may be required to change our business practices and may also become subject to significant costs and monetary penalties.

As our information technology applications and services develop, we may become increasingly subject to infringement claims. Any claims, whether with or without merit, could:

•	be expensive and time-consuming to defend;

•	cause us to cease making, licensing or using applications that incorporate the challenged intellectual property;

•	require us to redesign our applications, if feasible;

•	divert management’s attention and resources; and

•	require us to enter into royalty or licensing agreements in order to obtain the right to use necessary technologies.

Provisions of our certificate of incorporation may prevent us from receiving the benefit of certain corporate opportunities.

Because FIS may engage in the same activities in which we engage, there is a risk that we may be in direct competition with FIS over business activities and corporate opportunities. Further, FNF does engage in some of the same businesses as we do and may in the future compete with us more significantly. To address these potential conflicts, we have adopted a corporate opportunity policy that has been incorporated into our certificate of incorporation. These provisions may limit the corporate opportunities of which we are made aware or which are offered to us. See “Description of Capital Stock — Provisions of our Certificate of Incorporation Relating to Corporate Opportunities.”

The market price of our common stock may be volatile and may be affected by market conditions beyond our control.

Prior to the spin-off, there will have been no trading market for our common stock. Our common stock is expected to be listed on the New York Stock Exchange. Trading in our common stock is expected to commence on a “when issued” basis on or about June 20, 2008.

Neither we nor FIS can assure you as to the trading prices of our common stock after the spin-off. In addition, the combined trading prices of FIS common stock and our common stock after the spin-off may, in the aggregate, be less than the trading prices of FIS common stock prior to the spin-off. The market price of our common stock may fluctuate in response to many things, including but not limited to:

•	quarterly variations in actual or anticipated results of our operations;

•	regulatory actions affecting our industries, such as the Code of Conduct referred to above;

•	changes in the market outlook for the lending and real estate industries;

•	technology changes in our business segments; and

•	future sales of our common stock, including any sales of our common stock by shareholders of FIS who do not desire to own our shares following the distribution.

If our common stock is not included in the Standard & Poor’s 500 Index or other stock indices, large amounts of our common stock could be sold in the open market where they may not meet sufficient demand.

A portion of FIS’s common stock is held by index funds tied to the Standard & Poor’s 500 Index or other stock indices. Because we may no longer be included in those indices at the time of the spin-off, those index funds may be required to sell our common stock. Consequently large amounts of our common stock could be sold in the open market in connection with the spin-off. We cannot predict the number of buyers that will be in the market at that time. In addition, our smaller size and different investment characteristics may not appeal to the current investor base of FIS, which may seek to dispose of large amounts of our common stock following the spin-off. There is no assurance that there will be sufficient buying interest to offset those sales and, accordingly, the price of our common stock could be depressed and have periods of high volatility.

Provisions in our charter documents, and Delaware and New York laws and tax considerations related to the distribution, may delay or prevent a change in control and may therefore prevent stockholders from receiving the benefit of potential control transactions.

Our certificate of incorporation, bylaws and the laws of Delaware contain provisions that may delay, deter or prevent a takeover attempt that stockholders might consider in their best interests. For example, our organizational documents provide for a classified board of directors with staggered terms, prevent stockholders from taking action by written consent, prevent stockholders from calling a special meeting of stockholders, provide for supermajority voting requirements to amend our certificate of incorporation and certain provisions of our bylaws and provide for the filling of vacancies on our board of directors by the majority of the directors then in office. These provisions will render the removal of the incumbent board of directors or management more difficult. In addition, these provisions may prevent stockholders from receiving the benefit of any premium over the market price of our common stock offered by a bidder in a potential takeover. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.

Section 203 of the General Corporation Law of Delaware, the jurisdiction in which we are organized, imposes some restrictions on the ability of an “interested stockholder” to engage in certain business combinations, including mergers, consolidations or acquisitions of additional shares, for a period of three years following the time that the stockholder becomes an interested stockholder. An interested stockholder is generally defined to include persons owning directly or indirectly 15% or more of the outstanding voting stock of the corporation.

In addition, because one of our subsidiaries is a title insurance company domiciled in New York, any person seeking to acquire, control or hold the power to vote 10% or more of our outstanding securities could face regulatory obstacles under New York insurance law that could delay, deter or prevent an acquisition that stockholders might consider in their best interests. See “Business — Government Regulation.”

We expect that our tax disaffiliation agreement with FIS will also provide that we will indemnify FIS for any taxes FIS incurs if the distribution fails to qualify as tax-free because of transactions involving our stock. An acquisition of us by a third party could have such an effect.

FORWARD-LOOKING STATEMENTS

The statements contained in this information statement or in our other documents or in oral presentations or other statements made by our management that are not purely historical are forward-looking statements, including statements regarding our expectations, hopes, intentions, or strategies regarding the future. These statements relate to, among other things, our future financial and operating results. In many cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” or “continue,” or the negative of these terms and other comparable terminology. Actual results could differ materially from those anticipated in these statements as a result of a number of factors, including, but not limited to:

•	general political, economic, and business conditions, including the possibility of intensified international hostilities, acts of terrorism, and general volatility in the capital markets;

•	failures to adapt our services to changes in technology or in the marketplace;

•	consolidation in the mortgage lending or banking industry;

•	security breaches of our systems and computer viruses affecting our software;

•	a decrease in the volume of real estate transactions such as real estate sales and mortgage refinancings, which can be caused by high or increasing interest rates, a shortage of mortgage funding, or a weak United States economy;

•	the impact of competitive services and pricing;

•	the ability to identify suitable acquisition candidates and the ability to finance such acquisitions, which depends upon the availability of adequate cash reserves from operations or of acceptable financing terms and the variability of our stock price;

•	our ability to integrate any acquired business’ operations, services, customers, and personnel;

•	the effect of our substantial leverage, which may limit the funds available to make acquisitions and invest in our business;

•	changes in, or the failure to comply with, government regulations, including privacy regulations, and the possible effects of the new Code of Conduct with respect to appraisals which Fannie Mae and Freddie Mac are required to adopt, as described above; and

•	other risks detailed elsewhere in this information statement, including in the Risk Factors section.

We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

THE SPIN-OFF

Background

On October 25, 2007, FIS announced its intention to pursue the spin-off of the majority of the businesses that comprise FIS’s lender processing services operations. We expect the spin-off to occur on or about July 1, 2008 through a distribution by FIS of its shares of our common stock to FIS’s shareholders.

On June 16, 2008, the FIS board of directors declared a dividend on FIS common stock consisting of shares of our common stock. The dividend will be paid on or about July 1, 2008, the distribution date, in the amount of one-half share of our common stock for every share of FIS common stock outstanding at the close of business on the record date, as described below.

You will not be required to pay any cash or other consideration or to surrender or exchange your shares of FIS common stock to receive the dividend of our common stock.

Structure

In connection with the spin-off, our parent will transfer to us all of its interest in the assets, liabilities, businesses and employees related to its lender processing services operations as of the date of the spin-off (which we refer to collectively as the contribution). In exchange for the contribution, we will:

•	issue to our parent additional shares of our common stock to be distributed to its shareholders pro rata in the spin-off; and

•	issue to our parent our debt obligations in the aggregate principal amount of approximately $1.6 billion.

In connection with the spin-off, our parent will exchange 100% of our debt obligations for a like amount of its existing Tranche B Term Loans through a debt-for-debt exchange, thereby reducing its outstanding indebtedness.

After the contribution, our parent will spin off our company to its shareholders by distributing all of its shares of our common stock to its shareholders on a pro rata basis.

As a result of the spin-off, we will become a stand-alone public company. No vote of our parent’s shareholders is required or being sought in connection with the spin-off and our parent’s shareholders have no appraisal rights in connection with the spin-off.

Reasons for the Spin-Off

FIS’s board of directors has determined that separating our business from FIS is in the best interests of FIS and its shareholders. FIS’s board of directors considered potential benefits in making its determination to effect the spin-off. Among other things, FIS’s board of directors considered that the spin-off may:

•	allow each company to separately focus on its core business, which may facilitate the potential expansion and growth of both FIS and LPS by enabling each company to separately prioritize its opportunities and better allocate resources and management time and attention to those opportunities;

•	allow each company to determine its own capital structure;

•	permit each company to allocate technology resources to minimize costs, which may lead to each company operating its business more efficiently;

•	allow each company to more properly market its products in the market niche it occupies, thus maximizing the advantages of each business in the view of the market;

•	permit each company to differentiate itself in the eyes of the market analysts, rating agencies and other members of the investment community, thus allowing the market to more accurately gauge the performance of each company;

•	eliminate the market’s tendency to confuse our parent’s business with the real estate market’s overall performance, which is more closely aligned with our business;

•	enhance our ability to execute a potential acquisition strategy more effectively; and

•	permit us to enhance the efficiency and effectiveness of equity-based compensation programs offered to our employees by better aligning equity awards with the performance of our company.

Neither we nor our parent can assure you that, following the spin-off, any of these benefits will be realized to the extent anticipated or at all.

FIS’s board of directors also considered a number of other factors in evaluating the spin-off, including:

•	the potential for significant incremental costs to us to replicate certain systems, infrastructure and personnel to which we will no longer have access after the spin-off. We have estimated our incremental expenses resulting from the spin-off at $10 to $15 million per year;

•	the impact on our business of incurring a substantial amount of debt. We have historically had a very low level of debt and will incur approximately $1.6 billion in debt in connection with the spin-off. The associated interest expense may place us at a disadvantage compared to some of our competitors. However, our parent’s board also considered that we have operated successfully to date as part of a highly leveraged entity, FIS;

•	the limitations placed on us as a result of the tax disaffiliation and other agreements that we are expected to enter into with our parent in connection with the spin-off. These limits include restrictions on certain transactions that we might wish to undertake involving the issuance or repurchase of our stock following the spin-off; and

•	the risk that the combined trading prices of our common stock and FIS common stock after the spin-off may be lower than the trading price of FIS’s common stock before the spin-off due to our company possibly not being included in the S&P 500 following the spin-off or other factors.

Ultimately, FIS’s board of directors concluded that the potential benefits of the spin-off outweigh these factors. For more information about these factors, as well as other risks we face, see “Risk Factors.”

The Number of Shares FIS’s Shareholders Will Receive

For every share of FIS common stock that you owned at the close of business on June 24, 2008, the record date, you will receive one-half share of our common stock on the distribution date.

If you sell your shares of FIS common stock and the sale of the shares settles before the distribution date in the “regular way” market, you will not receive shares of our common stock in the distribution. Please see “— Trading Before the Distribution Date” below.

When and How You Will Receive Our Common Stock

We anticipate that on July 1, 2008, our parent will deliver to our transfer agent shares of our common stock to be distributed. On that day, the transfer agent will credit the accounts of registered holders of FIS common stock entitled to the distribution, or if requested will mail or otherwise deliver our share certificates to registered FIS shareholders. For those holders of FIS common stock who hold their shares through a broker, bank or other nominee, the transfer agent will credit the shares of our common stock to the accounts of those nominees who are registered holders, who in turn will credit their customers’ accounts with our common stock. We anticipate that brokers, banks and other nominees will generally credit their customers’ accounts with our common stock on the same day that their accounts are credited, which is expected to be the distribution date. Following the distribution, you may request to receive any uncertificated shares of our common stock in certificated form.

Trading Before the Distribution Date

FIS Common Stock

After the Securities and Exchange Commission declares effective the registration statement of which this information statement is a part, and beginning shortly after the record date and continuing until the distribution date, there will be two markets in FIS common stock on the New York Stock Exchange: a “regular way” market and an “ex-distribution” market. If you own shares of FIS common stock on the record date and sell those shares on the regular way market before the distribution date, you will also be selling your entitlement to the shares of our common stock that would have been distributed to you and, therefore, you will not receive our shares. If you sell shares on the ex-distribution market, you will not sell your entitlement to the shares of our common stock and, therefore, you will receive our shares even though you have sold your shares of FIS common stock after the record date.

Our Common Stock

On or about June 20, 2008, trading of shares of our common stock is expected to begin on a “when issued” basis. When issued trading refers to a sale or purchase made conditionally because the security has been authorized but has not yet been issued. The when issued trading market is a market for shares of our common stock that will be distributed to FIS shareholders on the distribution date. If you owned shares of FIS common stock on the record date and did not sell those shares in the regular way market, then you may trade your entitlement to shares of our common stock, without the shares of FIS common stock you own, on the when issued trading market. On the first trading day following the distribution date, when issued trading with respect to our common stock will end and regular way trading will begin. We expect that any when issued trades of our common stock will settle within three trading days after the distribution date. When issued trading is under the trading symbol “LPS wi” which is different from our regular way trading symbol. Following the distribution date, shares of our common stock are expected to be listed under the trading symbol “LPS.” If the spin-off does not occur, all when issued trading will be null and void.

Treatment of Fractional Shares

The transfer agent will not deliver any fractional shares of our common stock in connection with the distribution. Instead, the transfer agent will aggregate all fractional shares and sell them on behalf of those holders who otherwise would be entitled to receive a fractional share. We anticipate that these sales will occur as soon as practicable after the distribution date. Those holders will then receive a cash payment in an amount equal to their pro rata share of the total net proceeds of those sales.

It is expected that all fractional shares held in street name will be aggregated and sold by brokers or other nominees according to their standard procedures and that brokers or other nominees may request the transfer agent to sell the fractional shares on their behalf. You should contact your broker or other nominee for additional details.

None of our parent, our company or the transfer agent will guarantee any minimum sale price for the fractional shares of our common stock. Neither we nor our parent will pay any interest on the proceeds from the sale of fractional shares. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient shareholders. See “The Spin-Off — Certain United States Federal Income Tax Consequences of the Spin-Off.”

Treatment of Outstanding FIS Stock Options and Restricted Stock

Our Employees and Directors

FIS stock options held by persons who, after the spin-off, will solely be employed by us or serve as our directors will be replaced with our stock options granted under our new omnibus incentive plan. Our options will have the same terms and conditions as the FIS options, but with equitable adjustments made to the exercise prices and the number of shares underlying the options to reflect the difference in value of FIS and our common stock.

FIS restricted stock held by such persons will be replaced with awards of our restricted stock. These replacement awards will have the same terms and conditions as the forfeited FIS awards, and the shares will vest on the same dates the FIS awards would have vested. The number of shares subject to the awards will be adjusted to reflect the differences in stock value of FIS and our company.

FIS Employees and Directors

The exercise price of, and number of shares of FIS common stock underlying, FIS stock options held by any current or former FIS employee or director who will not become our employee or director will be adjusted, in an amount yet to be determined, pursuant to the terms of the applicable FIS equity incentive plans, taking into account the change in the value of FIS common stock as a result of the spin-off. To avoid adverse tax treatment for option holders under the Code, the number of shares of FIS common stock subject to the adjusted options will be rounded down to the nearest whole share, and the per-share exercise price will be rounded up to the nearest whole cent.

All holders of FIS restricted stock who will not become our employees or directors will receive, in lieu of receiving our shares in the spin-off with respect to such restricted stock, an equitable adjustment to increase the number of shares of restricted stock owned by the employee or director to prevent dilution. The additional shares of restricted stock will have the same transfer restrictions and forfeiture conditions as the original grant of FIS restricted stock.

Dual Employees

The FIS stock options held by any current FIS employee who will be employed by both our parent and us after the spin-off will be split in half. One half will be adjusted, in an amount yet to be determined, pursuant to the terms of the applicable FIS equity incentive plans, taking into account the change in the value of FIS common stock as a result of the spin-off. The other half will be replaced with our stock options granted under our omnibus incentive plan with the same terms and conditions as the FIS options, but with equitable adjustments made to the exercise prices and the number of shares underlying the options to reflect the difference in value of FIS and our common stock.

The FIS restricted stock held by any current FIS employee who will be employed by both our parent and us after the spin-off will be split in half. One half will be equitably adjusted by increasing the number of shares of FIS restricted stock to prevent any dilution of the participant’s rights. The additional shares of restricted stock will have the same transfer restrictions and forfeiture conditions as the original grant of FIS restricted stock. The other half will be replaced with awards of our restricted stock. These replacement awards will have the same terms and conditions as the forfeited FIS awards, and the shares will vest on the same dates the FIS awards would have vested. The number of shares subject to the awards will be adjusted to reflect the differences in stock value of FIS and our company.

Interests of FIS Officers and Directors in the Spin-Off

To the extent that FIS officers and directors hold shares of FIS common stock, they will be entitled to receive shares of our common stock in the distribution on the same terms as other FIS shareholders.

Incurrence of Debt

We expect to issue an aggregate principal amount of indebtedness of approximately $1.6 billion and shares of our common stock to FIS in exchange for all of its interest in the assets, liabilities, businesses and employees related to our operations as of the date of the spin-off. We expect this debt to consist of (i) a new senior secured credit agreement divided into two tranches, a $700 million Term Loan A and a $485 million Term Loan B and (ii) $400 million of senior unsecured notes. We will also have a new $140 million revolving credit facility, of which approximately $27.5 million will be drawn to cover debt issuance costs at the spin-off date.

We expect that our new credit agreement will include customary covenants that, among other things, will require us to satisfy certain financial tests, maintain certain financial ratios and restrict our ability to incur additional indebtedness. To the extent permitted, we may also incur additional indebtedness, including under our new revolving credit facility, from time to time for general corporate purposes, including working capital requirements, capital expenditures and future acquisitions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Certain United States Federal Income Tax Consequences of the Contribution, Debt Exchange and Spin-Off

The following is a summary of the material United States Federal income tax consequences of the contribution, debt exchange and spin-off. This summary is based on the Code, on the Treasury Regulations promulgated thereunder, and on judicial and administrative interpretations thereof, all as in effect on the date of this summary and all of which are subject to change (possibly on a retroactive basis).

This summary does not address tax consequences for any holder other than a United States Holder. For purposes of this summary, a United States Holder is a beneficial owner of FIS common stock that is, for United States Federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for United States Federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States Federal income taxation regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions.

Further, this summary does not discuss all of the tax considerations that may be relevant to United States Holders in light of their particular circumstances. A United States Holder does not include, and this summary does not address the tax consequences to, certain persons subject to special provisions of the United States Federal income tax law, including:

•	insurance companies;

•	dealers or traders in securities or currencies;

•	tax-exempt organizations;

•	financial institutions;

•	mutual funds and real estate investments trusts;

•	qualified retirement plans;

•	partnerships, other entities classified as partnerships, or other pass-through entities for United States Federal income tax purposes and investors in these entities;

•	holders who hold their shares as a hedge or as part of a hedging, straddle, conversion, synthetic security, integrated investment or other risk-reduction transaction;

•	holders who are subject to the alternative minimum tax;

•	holders who acquired their shares upon the exercise of employee stock options or otherwise as compensation; or

•	holders whose functional currency is other than the United States dollar.

If a partnership holds our shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership holding our shares, you should consult your own tax advisers.

In addition, this summary is limited to stockholders that hold their FIS common stock as a capital asset. Finally, this summary does not address any estate, gift or other non-income tax consequences or any state, local or foreign tax consequences.

THIS SUMMARY IS FOR GENERAL INFORMATION PURPOSES ONLY AND IT IS NOT INTENDED TO BE, AND IT SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER.

FIS SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL, STATE AND LOCAL AND NON-UNITED STATES TAX CONSEQUENCES OF THE SPIN-OFF TO THEM IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

On April 14, 2008, FIS received a favorable private letter ruling from the Internal Revenue Service, which we refer to as the IRS, regarding the contribution of all of FIS’s interest in all the assets, liabilities, businesses and employees related to FIS’s lender processing services operations in exchange for the receipt by FIS of our common stock and our debt obligations, which we refer to as the contribution, the expected exchange by FIS of our debt obligations for certain outstanding FIS debt, which we refer to as the debt exchange, and the distribution of our common stock to FIS shareholders, which we refer to as the spin-off. A recent change in foreign law would have resulted in a significant foreign tax cost from the separation of our businesses from FIS taking into account the originally planned structure of the separation transactions. After receipt of the private letter ruling, FIS restructured the transactions that will be involved in separating our businesses from FIS.

On May 21, 2008, FIS filed with the IRS a new request for a private letter ruling regarding the contribution, debt exchange and spin-off reflecting the revised transaction structure. It is not certain that FIS will receive from the IRS by the date of the spin-off the newly requested private letter ruling. It is a condition to completing the spin-off that our parent receive an opinion of its special tax advisor, Deloitte Tax LLP, which we refer to as Deloitte, to the effect that, for United States Federal income tax purposes (taking into account any private letter ruling the IRS issues to FIS upon which FIS is able to rely):

(i) the contribution taking into account the spin-off will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code in which neither we nor FIS will recognize any gain or loss;

(ii) no gain or loss will be recognized by FIS in the debt exchange, pursuant to Section 361 of the Code; and

(iii) no gain or loss will be recognized by FIS or any FIS shareholder on the spin-off, pursuant to Section 355 and related provisions of the Code (including Section 361(c) of the Code), except that any gain that FIS shareholders realize on cash received in lieu of any fractional shares of our common stock to which such shareholders may be entitled in the spin-off generally will be taxable to the FIS shareholders.

Neither the IRS private letter ruling that has already been received nor the newly requested IRS private letter ruling, whether it is received before or after the date of the spin-off, will address all the issues that are relevant to determining whether the contribution, debt exchange and spin-off will qualify for tax-free treatment. In addition, the newly requested IRS private letter ruling and the Deloitte tax opinion will be based in part on certain assumptions and representations concerning factual matters made by us and by our parent, which, if incorrect or inaccurate in any respect, could prevent the IRS ruling and the Deloitte tax opinion from being relied upon. As a consequence, notwithstanding our parent’s receipt of the Deloitte tax opinion and even if our parent receives an IRS private letter ruling on the revised transaction structure, the IRS could determine that the contribution, debt exchange and/or spin-off constitute taxable transactions if it determines that there was a misstatement or omission of any of the facts, representations, or undertakings that were included in the request for the private letter ruling, or if it disagrees with the conclusions in the opinion that are not covered by the IRS ruling.

Assuming that the spin-off qualifies as a tax-free transaction under the Code, the key tax consequences to FIS shareholders will be as follows:

(i) no gain or loss will be recognized by (and no amount will be included in the income of) FIS shareholders upon the receipt of shares of our common stock in the spin-off;

(ii) any cash received in lieu of fractional share interests in LPS will give rise to capital gain or loss equal to the difference between the amount of cash received and the tax basis allocable to the fractional share interests;

(iii) the aggregate tax basis of the FIS common stock and our common stock in the hands of each FIS shareholder after the spin-off (including any fractional interests to which the shareholder would be entitled) will equal the aggregate tax basis of the FIS common stock held by the shareholder immediately before the spin-off, allocated between the FIS common stock and our common stock in proportion to the relative fair market value of each on the date of the spin-off; and

(iv) the holding period of our common stock received by each FIS shareholder will include the holding period at the time of the spin-off of the FIS common stock on which the distribution is made.

Assuming that the contribution, debt exchange and spin-off qualify as tax-free transactions under the Code, no gain or loss will be recognized by us or FIS as a consequence of those transactions.

If the spin-off were taxable for United States Federal income tax purposes, FIS shareholders would be subject to substantial United States Federal income tax liability. In general, FIS shareholders would be subject to tax as if they had received a taxable distribution equal to the fair market value of our common stock that was distributed to them, which would be taxed (i) as a dividend to the extent of the shareholder’s pro rata share of FIS’s earnings and profits, then (ii) as a non-taxable return of capital to the extent of the shareholder’s tax basis in its FIS common stock, and finally (iii) as capital gain with respect to any remaining value.

If one or more of the contribution, debt exchange or spin-off transactions were subject to tax, our parent would recognize gain and the amount of that gain would be up to the excess of the fair market value of our stock and debt obligations our parent receives in the contribution over its basis, if any, in the assets it contributes to us in the contribution. Such gain could be substantial. In addition, we could be subject to tax on certain of the preliminary asset transfers within FIS that are made in connection with the contribution transaction.

In addition, even if the spin-off otherwise were to qualify for tax-free treatment for United States Federal income tax purposes, it would become taxable to our parent, pursuant to Section 355(e) of the Code, if 50 percent or more of the equity interest of either our parent or us were acquired, directly or indirectly, as part of a plan or series of related transactions that included the spin-off. In that case, the gain would be up to the excess of the fair market value of our stock and debt obligations our parent receives in the contribution over its basis, if any, in the assets it contributes to us in the contribution and could be substantial. In connection with the request for the IRS private letter ruling and the opinion of Deloitte, our parent has represented that the spin-off is not part of any plan or series of related transactions.

Although the taxes resulting from the spin-off not qualifying for tax-free treatment for United States Federal income tax purposes generally would be imposed on FIS shareholders and FIS, under the tax disaffiliation agreement we expect us to enter into with our parent, we would be required to indemnify it and its affiliates against all tax related liabilities caused by the failure of the spin-off to qualify for tax-free treatment for United States Federal income tax purposes (including as a result of Section 355(e) of the Code) to the extent these liabilities arise as a result of any action taken by us or any of our affiliates following the spin-off or otherwise result from any breach of any representation, covenant or obligation of LPS or any of its affiliates under the tax disaffiliation agreement. See “Certain Relationships and Related Party Transactions — Agreements With FIS — Tax Disaffiliation Agreement.”

Results of the Distribution

Immediately following the spin-off, we expect to have outstanding approximately           shares of our common stock, based on the number of shares of FIS’s common stock outstanding on June 18, 2008. The actual number of shares of our common stock to be distributed will depend on the actual number of shares of FIS’s common stock outstanding on the record date.

Immediately following the spin-off, we expect to have approximately           holders of record of shares of our common stock, based on the number of record holders of FIS’s common stock on June 18, 2008. This number includes those FIS shareholders who are only entitled to receive a cash payment for fractional shares.

Listing and Trading of Our Common Stock

Before June 20, 2008, there will be no public market for our common stock. On or about June 20, 2008, trading of shares of our common stock is expected to begin on a when issued basis. Our common stock has been approved for listing on the New York Stock Exchange under the symbol “LPS,” subject to official notice of issuance. Following the spin-off, FIS common stock will continue to trade on the New York Stock Exchange under the symbol “FIS.”

The shares of our common stock distributed to FIS’s shareholders will be freely transferable, except for shares received by individuals who are our affiliates. Individuals who may be considered our affiliates after the spin-off include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. Individuals who are our affiliates will be permitted to sell their shares of our common stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, including the exemptions afforded by Section 4(1) of the Securities Act or Rule 144 thereunder.

As of the distribution date, based on their holdings of FIS common stock as of June 18, 2008, we estimate that our directors and officers will collectively hold           shares of our common stock that will be subject to these restrictions.

DIVIDEND POLICY

We expect to pay dividends at an annual rate of approximately $0.40 per share, but only if and to the extent dividends are declared by our board of directors and permitted by applicable law and by the terms of our financing arrangements. Dividend payments are not guaranteed and our board of directors may decide, in its absolute discretion, not to pay dividends. Dividends on our common stock are not cumulative. All decisions regarding the declaration and payment of dividends, including with respect to the initial dividend, will be at the discretion of our board of directors and will be evaluated from time to time in light of our financial condition, earnings, growth prospects, funding requirements, applicable law and other factors our board of directors deems relevant. LPS is a newly-formed entity and, therefore, has not paid dividends in the past.

In addition, our overall leverage could require us to dedicate a significant portion of our cash flow from operations to paying the principal of and interest on our indebtedness, thereby reducing funds available for other corporate purposes, and making it more difficult for us to pay our anticipated cash dividends. Further, our new credit agreement and notes will prohibit us from paying dividends and other restricted payments in certain events. See “Risk Factors — Risk Factors Related to the Spin-Off — Following the spin-off, we will have substantial indebtedness, which could have a negative impact on our financing options and liquidity position” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

CAPITALIZATION

The following table describes our cash and cash equivalents and capitalization as of March 31, 2008 on an actual basis, and on an as-adjusted basis to give effect to the incurrence by us of approximately $1.6 billion of debt, consisting of (i) a new senior secured credit agreement divided into two tranches, a $700 million Term Loan A and a $485 million Term Loan B and (ii) $400 million of senior unsecured notes. The as-adjusted column also includes a $140 million revolving credit facility, of which approximately $27.5 million will be drawn to cover debt issuance costs at the spin-off date. The information presented below should be read in conjunction with “Pro Forma Financial Information”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the related notes included elsewhere in this information statement.

	As of March 31, 2008
	Actual	As Adjusted
	(In thousands)

Cash and cash equivalents	$102,978	$102,978

Long-term debt:
New credit facilities
Revolver	—	27,500	(1)
Term Loan A	—	700,000
Term Loan B	—	485,000
Senior Unsecured Notes	—	400,000

Total long-term debt(3)	—	1,612,500	(2)
Total equity	1,665,313	80,313	(2)

Total capitalization	$1,665,313	$1,692,813

(1)	We will have a $140 million revolving credit facility at closing, of which approximately $27.5 million will be drawn to cover debt issuance costs at the spin-off date. Therefore, we will have approximately $112.5 million additional borrowing capacity at closing.

(2)	We expect our new bank debt to bear interest at a floating rate, which we estimate would have been approximately 4.96% on the Term Loan A and revolver and 5.21% on the Term Loan B as of May 29, 2008 based on the one-month LIBOR rate on that date (2.46%) and estimated spreads of 2.5% on the Term Loan A and revolver and 2.75% on the Term Loan B. We currently estimate that the spreads will be in the range of 2.5% to 2.75% on the Term Loan A and revolver and 2.75% to 3% on the Term Loan B. We expect the senior unsecured notes to bear interest at a fixed rate of approximately 8.5%. A 1/8% change in the assumed blended interest rate would result in a change in interest expense of approximately $2 million annually.

(3)	We expect that first year committed principal payments under our new credit facility will be $144.9 million.

SELECTED FINANCIAL INFORMATION

The following table presents our selected historical financial data. Except with respect to pro forma shares and per share amounts, the combined statement of earnings data for each of the years in the three-year period ended December 31, 2007 and the combined balance sheet data as of December 31, 2007 and 2006 have been derived from our audited combined financial statements included elsewhere herein. The combined statement of earnings data for the three months ended March 31, 2008 and 2007 and the combined balance sheet data as of March 31, 2008 are derived from our unaudited combined financial statements included herein .The combined statement of earnings data for the years ended December 31, 2004 and 2003 and the combined balance sheet data as of March 31, 2007 and December 31, 2005, 2004 and 2003 are derived from our unaudited combined financial statements not included herein. The unaudited combined financial statements have been prepared on the same basis as the audited combined financial statements and, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth herein.

The selected historical financial data presented below should be read in conjunction with our combined financial statements and accompanying notes and “Pro Forma Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere herein. Our financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented, including changes that will occur in our operations and capitalization as a result of our spin-off from FIS. Further, results for any interim period are not necessarily indicative of results to be expected for the full year.

	Three Months Ended March 31,		Year Ended December 31,
Statement of Earnings	2008	2007	2007	2006	2005	2004	2003

Data:
Processing and services revenues	$452,726	$401,428	$1,690,568	$1,484,977	$1,382,479	$1,312,416	$1,217,768
Net earnings	$61,732	$54,539	$256,805	$201,055	$195,705	$118,069	$138,480

Unaudited pro forma net earnings per share — basic(1)	$0.63		$2.64

Unaudited pro forma weighted average shares — basic(1)	97,376		97,335

Unaudited pro forma net earnings per share — diluted(1)	$0.63		$2.63

Unaudited pro forma weighted average shares — diluted(1)	97,597		97,697

(1)	Unaudited pro forma net earnings per share-basic is calculated using one-half the number of outstanding shares of FIS as of December 31, 2007 and March 31, 2008 because on completion of the spin-off, the number of shares of our outstanding common stock will equal one half of the number of FIS outstanding shares on the date of the spin-off. Unaudited pro forma net earnings per share-diluted is calculated using one-half the number of dilutive FIS common stock equivalents as of the period end in respect of those stock-based awards expected to be converted to LPS stock awards.

	As of March 31,		As of December 31,
	2008	2007	2007	2006	2005	2004	2003

Balance Sheet Data:
Cash and cash equivalents	$102,978	$37,105	$39,566	$47,783	$59,756	$84,093	$66,119
Total assets	$2,030,058	$1,868,087	$1,962,043	$1,879,800	$1,542,802	$1,494,065	$1,420,896

Selected Quarterly Financial Information (Unaudited)

	Quarter Ended
	March 31,	June 30,	September 30,	December 31,
		(In thousands)

2007
Processing and services revenues	$401,428	$425,010	$425,464	$438,666
Earnings before income taxes, equity in loss of unconsolidated affiliates and minority interest	90,486	100,725	112,674	121,721

Net earnings	$54,539	$60,506	$67,991	$73,769
2006
Processing and services revenues	$351,163	$357,007	$384,748	$392,059
Earnings before income taxes, equity in loss of unconsolidated affiliates and minority interest	60,402	94,397	94,081	80,842

Net earnings	$36,837	$57,569	$57,389	$49,260

PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma combined financial statements present historical financial statements of our company with adjustments relating to our spin-off from our parent, including the incurrence of approximately $1.6 billion in debt, interest expense related to the debt, and the related reduction in equity. The unaudited pro forma combined balance sheet as of March 31, 2008 is presented as if the spin-off of our company had been completed on March 31, 2008. The unaudited pro forma combined statement of earnings for the year ended December 31, 2007 and the three-month period ended March 31, 2008 are presented as if the spin-off of our company had been completed on January 1, 2007.

These unaudited pro forma combined financial statements should be read in conjunction with our historical combined financial statements and accompanying notes included herein. The unaudited pro forma combined financial statements are not necessarily indicative of the results of operations or financial position of LPS that would have been reported had the spin-off been completed as of the dates presented, and are not necessarily representative of the future consolidated results of operations or financial position of our company. The pro forma adjustments do not give effect to the additional annual costs that we will incur as a separately traded public company. We expect these costs to be approximately $10-15 million per year.

Unaudited Pro Forma Combined Balance Sheet
as of March 31, 2008

		Pro Forma
	Historical	Adjustments		Pro Forma
	(In thousands)

ASSETS
Current assets:
Cash and cash equivalents	$102,978	$—		$102,978
Trade receivables, net	316,751	—		316,751
Other receivables	13,972	—		13,972
Prepaid expenses and other current assets	28,797	—		28,797
Deferred income taxes	27,147	—		27,147

Total current assets	489,645	—		489,645

Property and equipment, net	95,454	—		95,454
Goodwill	1,078,154	—		1,078,154
Intangibles assets, net	107,918	—		107,918
Computer software, net	147,808	—		147,808
Other non-current assets	111,079	27,500	(1)	138,579

Total assets	$2,030,058	$27,500		$2,057,558

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	$107,234	—		$107,234
Accrued salaries and benefits	17,719	—		17,719
Recording and transfer tax liabilities	13,644	—		13,644
Other accrued liabilities	46,899	—		46,899
Current portion of long-term debt	—	144,852		144,852
Deferred revenues	56,441	—		56,441

Total current liabilities	241,937	144,852	(2)	386,789

Deferred revenues	24,434	—		24,434
Deferred income taxes	53,746	—		53,746
Long-term debt	—	1,467,648	(2)	1,467,648
Other long-term liabilities	34,265	—		34,265

Total liabilities	$354,382	$1,612,500		$1,966,882

Minority interest	10,363	—		10,363

Preferred stock $0.0001 par value, 50 million shares authorized, none issued and outstanding
Common stock $0.0001 par value, 500 million shares authorized, 97.4 million shares issued and outstanding at March 31, 2008 on a pro forma basis	—	10	(3)	10
Additional paid in capital	—	80,303	(3)	80,303
Retained earnings	—	—		—
Parent’s equity	1,665,313	(1,665,313	)(3)	—

Total equity	1,665,313	(1,585,000	)(2)(3)	80,313

Total liabilities and equity	$2,030,058	$27,500		$2,057,558

(1)	This amount represents the projected capitalized debt issuance costs in connection with the borrowings under the credit agreement and notes offering described in Footnote 2 below.

(2)	These amounts represent the new debt expected to be incurred by us in connection with the spin-off. Upon the closing of the spin-off, we expect to have approximately $1,612.5 million of indebtedness, consisting of (i) a new senior secured credit agreement consisting of a $700 million Term Loan A and a $485 million Term Loan B and a revolving credit facility of $140 million with approximately $27.5 million drawn to cover debt issuance costs at the spin-off date and (ii) $400 million of senior unsecured debt securities under a new indenture. At the spin-off date we will have approximately $112.5 million additional borrowing capacity under the new revolving credit agreement. We currently estimate that the first year committed principal payments under our new credit agreement will be $144.9 million and thus are presenting that amount as current portion of long-term debt and the remaining $1,467.6 million as long-term debt.

(3)	These amounts represent the reclassification of the remaining net investment by parent into common stock and additional paid in capital subsequent to our issuance of long-term debt and the consummation of the spin-off. The number of outstanding shares shown equals one-half of the number of FIS shares outstanding as of March 31, 2008 because the number of outstanding common shares issued by us will equal one-half the number of outstanding FIS shares as of the consummation date of the spin-off.

Unaudited Pro Forma Combined Statement of Earnings
For the Three Month Period Ended March 31, 2008

		Pro Forma
	Historical	Adjustments		Pro Forma
	(In thousands except per share data)

Processing and services revenues	$452,726	$—		$452,726
Cost of revenues	290,174	—		290,174

Gross profit	162,552	—		162,552

Selling, general and administrative expenses	58,217	—		58,217

Operating income	104,335	—		104,335

Other income (expense):
Interest income	260	—		260
Interest expense	(18)	(23,297	)(1)	(23,315)

Total other income (expense)	242	(23,297)		(23,055)

Earnings before income taxes, equity in loss of unconsolidated affiliate and minority interest	104,577	(23,297)		81,280
Provision for income taxes	40,576	(9,039	)(2)	31,537

Earnings before equity in loss of unconsolidated affiliate and minority interest	64,001	(14,258)		49,743
Equity in loss of unconsolidated affiliate	(1,957)	—		(1,957)
Minority interest expense	(312)	—		(312)

Net earnings (loss)	$61,732	$(14,258)		$47,474

Unaudited pro forma net earnings per share — basic(3)	$0.63			$0.49

Unaudited pro forma weighted average shares outstanding — basic(3)	97,376			97,376

Unaudited pro forma net earnings per share — diluted(3)	$0.63			$0.49

Unaudited pro forma weighted average shares outstanding — diluted(3)	97,597			97,597

Unaudited Pro Forma Combined Statement of Earnings
For the Year ended December 31, 2007

		Pro Forma
	Historical	Adjustments		Pro Forma
	(In thousands except per share data)

Processing and services revenues	$1,690,568	$—		$1,690,568
Cost of revenues	1,058,647	—		1,058,647

Gross profit	631,921	—		631,921
Selling, general and administrative expenses	207,859	—		207,859

Operating income	424,062	—		424,062

Other income (expense):
Interest income	1,690	—		1,690
Interest expense	(146)	(97,806	)(1)	(97,952)

Total other income (expense)	1,544	(97,806)		(96,262)

Earnings before income taxes, equity in loss of unconsolidated affiliate and minority interest	425,606	(97,806)		327,800
Provision for income taxes	164,734	(37,851	)(2)	126,883

Earnings before equity in loss of unconsolidated affiliate and minority interest	260,872	(59,955)		200,917
Equity in loss of unconsolidated affiliate	(3,048)	—		(3,048)
Minority interest expense	(1,019)	—		(1,019)

Net earnings (loss)	$256,805	$(59,955)		$196,850

Unaudited pro forma net earnings per share — basic(3)	$2.64			$2.02

Unaudited pro forma weighted average shares outstanding — basic(3)	97,335			97,335

Unaudited pro forma net earnings per share — diluted(3)	$2.63			$2.01

Unaudited pro forma weighted average shares outstanding — diluted(3)	$97,697			97,697

(1)	This amount represents the interest expense associated with the $1,612.5 million in debt to be incurred by us in connection with the spin-off assuming the spin-off occurred on January 1, 2007. We expect our new bank debt to bear interest at a floating rate, which we estimate would have been 4.96% on the revolving credit agreement and Term Loan A and 5.21% on Term Loan B based on the one month LIBOR rate on May 29, 2008 (2.46%) and estimated spreads of 2.5% (revolver and Term Loan A) and 2.75% (Term Loan B). We currently expect that the spreads on the revolver and Term Loan A will range from 2.5% to 2.75% and on the Term Loan B from 2.75% to 3.00%, depending on final negotiation of the credit agreement. We estimate that our new senior notes will bear interest at a fixed rate of 8.5%. A 1/8% change in the assumed blended interest rate would result in a change in interest expense of approximately $2 million annually. Amortization of estimated capitalized debt issuance costs in connection with the borrowings included in the pro forma interest expense is approximately $4.1 million for the year ended December 31, 2007 and $1.0 million for the three month period ended March 31, 2008. These projections also reflect principal paydowns of approximately $36.2 million ($35 million of Term Loan A, $1.2 million of Term Loan B) per quarter under the credit agreement and the paydown of the revolver of $27.5 million during the first quarter of 2007. We may enter into interest rate swap agreements to fix the interest expense on a portion of our long-term debt balances for a period of time.

(2)	This amount represents the tax benefit relating to the additional interest expense at the Company’s historical tax rate of 38.7% and 38.8% for the year ended December 31, 2007 and three-month period ended March 31, 2008, respectively.

(3)	Unaudited pro forma net earnings per share-basic is calculated using one-half the number of outstanding shares of FIS as of December 31, 2007 and March 31, 2008 because on completion of the spin-off, the number of shares of our outstanding common stock will equal one half of the number of FIS outstanding shares on the date of the spin-off. Unaudited pro forma net earnings per share-diluted is calculated using one-half the number of dilutive FIS common stock equivalents as of the period end as these options are expected to be converted to LPS stock awards.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the combined financial statements and the notes thereto and selected historical financial information included elsewhere herein. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Our actual results may differ materially from these expectations due to changes in global, political, economic, business, competitive and market factors, many of which are beyond our control. See “Forward-Looking Statements.”

Overview

We are a leading provider of integrated technology and outsourced services to the mortgage lending industry, with market-leading positions in mortgage processing and default management services in the U.S. A large number of financial institutions use our services, including 39 of the 50 largest banks in the U.S. Our technology solutions include our mortgage processing system, which processes over 50% of all U.S. residential mortgage loans by dollar volume. Our outsourced services include our default management services, which are used by mortgage lenders and servicers to reduce the expense of managing defaulted loans, and our loan facilitation services, which support most aspects of the closing of mortgage loan transactions to national lenders and loan servicers. For the year ended December 31, 2007, we generated revenues of $1,690.6 million and operating income of $424.1 million.

The Spin-Off Transaction

Prior to distributing all of our common stock to its shareholders, FIS will contribute all of the assets and liabilities comprising its lender processing services businesses as of the date of the spin-off to us in exchange for additional shares of our common stock and approximately $1.6 billion principal amount of our new debt obligations. Following the effectiveness of our registration statement of which this information statement is a part, and receipt of an opinion from FIS’s special tax advisor with respect to the tax-free nature of the spin-off, FIS will distribute 100% of our common stock to its shareholders in the spin-off and exchange the new debt for a like amount of its existing debt. The spin-off is expected to be tax-free to FIS and its shareholders, and the debt-for-debt exchange is expected be tax-free to FIS. FIS will then retire its debt received in exchange for our new debt obligations. Completion of the spin-off is expected to occur in mid-2008. FIS’s current Chief Financial Officer, Jeffrey S. Carbiener, will be the President and Chief Executive Officer of our company.

Completion of the spin-off is contingent upon the satisfaction or waiver of a variety of conditions, including final approval of the spin-off and all related arrangements by FIS’s board of directors. The completion of the proposed spin-off is also subject to risks and uncertainties including but not limited to those associated with FIS’s ability to contribute the assets and liabilities to us, our ability to complete the debt exchange in the manner and on the terms currently contemplated, the possibility that necessary governmental approvals or actions (from the SEC or other authorities) will not be obtained, and market conditions for the spin-off.

Reporting Segments

We conduct our operations through two reporting segments, Technology, Data and Analytics and Loan Transaction Services. Our Technology, Data and Analytics segment principally includes:

•	our mortgage processing services, which we conduct using our market-leading mortgage servicing platform, or MSP, and our team of experienced support personnel based primarily at our Jacksonville, Florida data center;

•	our Desktop application, a workflow system that assists our customers in managing business processes, which today is primarily used in connection with mortgage loan default management but which has broader applications;

•	our other software and related service offerings, including our mortgage origination software, our real estate closing and title insurance production software and our middleware application which provides collaborative network connectivity among mortgage industry participants; and

•	our data and analytics businesses, the most significant of which is our alternative property valuations business, which provides a range of types of valuations other than traditional appraisals, our property records business and our advanced analytic services, which assist our customers in their loan marketing or loss mitigation efforts.

For the year ended December 31, 2007, this segment produced $570.1 million in revenue, of which our mortgage processing services represented $339.7 million.

Our Loan Transaction Services segment offers a range of services used mainly in the making of a mortgage loan, which we refer to as our loan facilitation services, and in the management of mortgage loans that go into default. Our loan facilitation services include:

•	settlement services, which consist of title agency services, in which we act as an agent for title insurers, and closing services, in which we assist in the closing of real estate transactions; and

•	other origination services, which consist of traditional appraisal and appraisal management services, real estate tax services, which provide lenders with information about the tax status of a property, and flood zone information, which assists lenders in determining whether a property is in a federally designated flood zone.

Our default management services offer a full spectrum of outsourced services in connection with defaulted loans. These services include, among others:

•	foreclosure services, including access to a nationwide network of independent attorneys, document preparation and recording and other services;

•	property inspection and preservation services, designed to preserve the value of properties securing defaulted loans; and

•	asset management services, providing REO disposition services through a network of independent real estate brokers, attorneys and other vendors to facilitate the transaction.

Our revenues from these services grew significantly in 2007 and tend to provide a natural hedge against the effects of high interest rates or a slow real estate market on our loan facilitation services. For the year ended December 31, 2007, revenues from our Loan Transaction Services segment were $1,125.9 million.

We also have a corporate segment that consists of the corporate overhead and other smaller operations that are not included in the other segments.

We were incorporated in December 2007 and are currently a wholly-owned subsidiary of FIS.

Separation from FIS

Our historical financial statements include assets, liabilities, revenues and expenses directly attributable to our operations. Our historical financial statements reflect allocations of certain corporate expenses from FIS. These expenses have been allocated to us on a basis that management considers to reflect most fairly or reasonably the utilization of the services provided to or the benefit obtained by our businesses. These expense allocations reflect an allocation to us of a portion of the compensation of certain senior officers and other personnel of FIS who will not be our employees after the distribution but who historically provided services to us. Certain of the amounts allocated to us reflect a portion of amounts charged to FIS under agreements entered into with FNF. Our historical financial statements also do not reflect the debt or interest expense we might have incurred if we had been a stand-alone entity. In addition, we will incur other expenses, not reflected in our historical financial statements, as a result of being a separate publicly traded company. As a result, our historical financial statements do not necessarily reflect what our financial position or results of operations would have been if we had been operated as a stand-alone public entity during the periods covered, and may not be indicative of our future results of operations or financial position. We estimate that the expected amount of additional costs we will incur as a separately traded public company would be approximately $10 to $15 million per year.

Related Party Transactions

We have historically conducted business with FIS and with FNF. We have various agreements with FNF under which we have provided title agency services, software development and other data services. We have been allocated corporate costs from FIS and will continue to receive certain corporate services from FIS for a period of time. We have also had other arrangements with FNF and FIS under which we have paid or been allocated expenses. Summaries of the material agreements between us and FIS and FNF are included in “Certain Relationships and Related Party Transactions” and in the notes to the combined financial statements.

A summary of related party items with FIS or FNF included in our revenues and expenses is as follows (in millions):

	Year ended December 31,			Three months ended March 31,
	2007	2006	2005	2008	2007

Title agency commissions	$132.2	$83.9	$80.9	$32.6	$32.2
Software development revenue	59.5	32.7	7.7	13.8	13.2
Other data related services	19.6	19.8	17.4	3.5	3.4

Total revenues	$211.3	$136.4	$106.0	$49.9	$48.8

	Year ended December 31,			Three months ended March 31,
	2007	2006	2005	2008	2007

Title plant information expense	$5.8	$3.9	$3.0	$2.6	$1.3
Corporate services	35.7	51.8	54.9	13.7	9.9
Licensing, leasing and cost sharing agreement	(12.2)	(13.2)	(10.8)	(0.1)	(2.9)

Total expenses	$29.3	$42.5	$47.1	$16.2	$8.3

We have been included in FIS’s consolidated tax returns and thus any income tax liability or receivable is due to/from FIS. For purposes of our historical combined financial statements any other receivables or payables between FIS and us are treated as capital contributions.

Certain of the foregoing related party arrangements are set forth in agreements between us and FNF or FIS that will remain in effect for specified periods following the distribution. Other items described above in respect of which amounts have been allocated to or by us will be the subject of agreements to be entered into by us with related parties at or prior to the time of the distribution. These existing agreements and certain other agreements we will enter into at the time of the distribution are described in “Certain Relationships and Related Party Transactions.”

Our related party revenues have increased over the period from 2005 to 2007. The main component of the overall increase was the increase in title agency commissions to $132.2 million in 2007 from $83.9 million in 2006. Our title agency business sells title insurance policies issued by FNF to third parties who are our customers. We reflect the title agent commissions received as related party revenues. The 2007 increase in these commissions was largely the result of title insurance business that our default management services generated with customers of our default operations. Our software development revenues, which represent amounts received from FNF for licensed software, software maintenance and software development activities, also increased, primarily as a result of work we performed on development of a new agency management system for FNF’s title insurance operations.

We do not currently expect the spin-off in itself to have a significant impact on the level of revenues we derive from related parties. We will continue to serve as a title agent for FNF and our title commissions will depend largely on levels of real estate and default activity and our success in competing for customers. Given the degree of completion of the agency management system development project and the overall state of the real estate industry (which will likely have an impact on FNF’s discretionary spending for software development), we do not expect our software development revenues from FNF to increase in 2008 over 2007 amounts. None of the agreements under which we earn related party revenues limit FNF or FIS from using another vendor and therefore, to the extent they could find similar services from third parties, they are free to do so.

Prior to the distribution we intend to issue approximately $1.6 billion principal amount of our debt obligations to FIS. See “— Liquidity and Capital Resources.” FIS will exchange these debt obligations for its existing Tranche B Term Loans, following which our new debt will be syndicated or otherwise distributed by FIS’s bank lenders.

Investment by FNF in FNRES Holdings, Inc.

On December 31, 2006, FNF contributed $52.5 million to FNRES Holdings, Inc., our subsidiary, which we refer to as FNRES, for approximately 61% of the outstanding shares of FNRES. As a result, since December 31, 2006, we no longer consolidate FNRES, but record our remaining 39% interest as an equity investment in the amount of $30.5 million and $33.5 million as of December 31, 2007 and 2006, respectively. We recorded equity losses (net of tax), from our investment in FNRES, of $3.0 million for the year ended December 31, 2007. During 2006 and 2005, FNRES contributed revenues of $45.1 million and $43.7 million, respectively, and operating (loss) income of $(6.6) million and $1.7 million, respectively, which are reflected in the Corporate and Other segment.

Business Trends and Conditions

Our revenues in our loan facilitation businesses and certain of our data businesses are affected by the level of residential real estate activity, which depends in part on the level of interest rates. The increase in interest rates and tightening of lending standards in 2007 resulted in a reduction in new loan originations and refinancing activity. In addition to earlier rate reduction actions, the Federal Reserve Bank decreased the federal funds rate by a total of 200 basis points during the first quarter of 2008. This move resulted in an increase in mortgage refinancing volume in the first part of the quarter; however, this increased volume level has not been sustained. The current Mortgage Bankers Association forecast is for $2.0 trillion of mortgage originations in 2008 as compared to $2.3 trillion in 2007. Relatively higher interest rates are also likely to result in seasonal effects having more influence on real estate activity. Traditionally, the greatest volume of real estate activity, particularly residential resale transactions, has occurred in the spring and summer months.

Our various businesses are impacted differently by the level of mortgage originations and refinancing transactions. For instance, while our loan facilitation and some of our data businesses are directly affected by a downturn in real estate transactions and mortgage originations, our mortgage processing business is generally not affected by such a downturn as it earns revenues based on processing the total amount of mortgage loans outstanding which tends to stay more constant. Over 2007, we were able to offset somewhat the impact of lower levels of mortgage originations and refinancing transactions on our loan facilitation and other data services by continuing to gain market share in our traditional appraisal business, but if there is a continued downturn in the real estate market there is no guarantee that this trend will continue and our loan facilitation revenues could decrease.

In contrast, we believe that a rising interest rate environment or a weaker economy tends to increase the volume of consumer mortgage defaults and thus favorably affect our default management services, which provide services relating to residential mortgage loans in default. The overall strength of the economy also affects default revenues. These factors also increase our revenues from Desktop, because its primary application at present is in connection with default management. Although management believes our aggregate revenues are likely to be somewhat higher in periods when interest rates are lower and real estate markets are robust, our default management services provide a natural hedge against the volatility of the real estate business.

Our 2006 and 2007 results demonstrate the extent to which rising default management revenues can offset declines in loan facilitation revenues. 2005 was an active year for mortgage originations, the level of which declined in 2006 and again in 2007. In 2005, our revenues from loan facilitation and default management (excluding Desktop revenues) were $603.6 million and $216.4 million, respectively; in 2006 they were $623.1 million and $277.8 million, respectively; and in 2007 they were $652.9 million and $473.0 million, respectively. It is difficult to state with certainty the extent to which rising interest rates and changes in the economy produced these results, because we gained market share in our traditional appraisal and default businesses during much of the three years. However, our management believes that absent these market share gains, our loan facilitation revenues would have declined over the three year period while our default revenues would have increased.

Historically, some of our default management businesses have had lower margins than our loan facilitation businesses. However, as our default volumes have increased, our margins have improved significantly on the incremental sales in 2007 and the first quarter of 2008. Because we are often not paid for our default services until completion of the foreclosure, default does not contribute as quickly to our cash flow from operations as it does to our revenues. Our trade receivables balance increased by approximately $100.6 million from December 31, 2006 to December 31, 2007, largely due to the increase in our default business. Our traditional appraisal services tend to have had lower margins than the remainder of our loan facilitation services.

At the same time, as revenue from our loan facilitation businesses has decreased, the associated margins have declined. Sharply lower levels of subprime lending in the second half of 2007 and in 2008 have particularly affected our tax business, the customers of which were heavily weighted to subprime lenders. The rate at which subprime loans are refinanced or repaid due to sales has declined significantly, which in turn has substantially increased the service period for life of loan tax monitoring without any associated additional revenue.

In connection with the spin-off, we expect to incur approximately $1.6 billion in long-term debt, of which a substantial portion will bear interest at a floating rate. We will also have a $140 million revolving credit facility. Following the spin-off, therefore, we will be highly leveraged and will be subject to risk from changes in interest rates. Having this amount of debt also makes us more susceptible to negative economic changes, as a large portion of our cash will be committed to servicing our debt. Therefore, in a bad economy or if interest rates rise, it will be harder for us to attract executive talent, invest in acquisitions or new ventures, or develop new services.

We may be affected by the consolidation trend in the banking industry. This trend may be beneficial or detrimental to our lender processing services businesses. Prior to a merger, merger partners often purchase services from competing service providers. When a mortgage processing client is involved in a consolidation, we may benefit by expanding the use of our services if such services are chosen to survive the consolidation and support the newly combined entity. In our other service lines, we are typically one of two or more vendors of the particular type of service to each of our customers. Following a merger involving a customer of ours in these service lines and a non-customer, our business may increase if the merged entity chooses to retain us as one of its preferred providers of services. Conversely, we may lose market share if a customer of ours is involved in a consolidation and our mortgage processing or other services are not chosen to survive the consolidation and support the newly combined entity. A recent example is the December 2007 sale by ABN AMRO of a mortgage portfolio for which we provided mortgage processing to a bank that we do not service, which resulted in a small loss of revenues for us in the first quarter of 2008 from mortgage processing.

The recently announced merger of Bank of America and Countrywide is an example of a merger that presents us with risks and opportunities, as these two entities each use some of the services we provide while obtaining others from third parties or from internal resources. We are in senior-level discussions with Bank of America about the scope of services we will provide to them following completion of such merger. Bank of America has informed us that, assuming completion of such merger, it is leaning towards phasing out the mortgage processing and appraisal services we provide to Bank of America and instead obtaining these services internally. These services together generated approximately 4% of our revenues in 2007. If this decision becomes final, we anticipate that a mortgage processing conversion would take from 12 to 30 months after completion of the merger. We have not received any formal notice of termination from Bank of America or been involved in any discussions with them about the mechanics or planning of a mortgage processing or appraisal conversion. It is possible that Bank of America could decide to continue its mortgage processing with us (due to greater efficiencies and cost savings we may provide as a result of our higher volumes, or due to other factors) or to continue its appraisal services with us (due to ramifications from the new Code of Conduct referred to below or other factors), although no assurance can be given in this regard. Furthermore, Bank of America is expected to continue to obtain other services from us and has indicated a willingness to discuss expanding its relationship with us in other areas. We and Bank of America are discussing other revenue opportunities that may offset a phase-out of the mortgage processing and appraisal services. We cannot assure you that Bank of America will expand its relationship with us in other areas or that any other revenue opportunities will be realized.

In a number of our business lines, we are affected by the decisions of potential customers to outsource the types of functions our businesses provide or perform those functions internally. Generally, demand for outsourcing solutions has increased over time as providers such as us realize economies of scale and improve their ability to provide services that improve customer efficiencies and reduce costs. Further, in a slowing economy or mortgage market, we believe that larger financial institutions may seek additional outsourcing solutions to avoid the fixed costs of operating or investing in internal capabilities.

Finally, for a description of the new Code of Conduct that Fannie Mae and Freddie Mac have committed to adopt with respect to appraisals, see “Risk Factors — In the wake of the current mortgage market, there could be adverse regulatory consequences or litigation that could affect us.” We are currently unable to predict the ultimate effect of the Code of Conduct on our business or results of operations.

Critical Accounting Policies

The accounting policies described below are those we consider critical in preparing our combined financial statements. These policies require management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosures with respect to contingent liabilities and assets at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual amounts could differ from those estimates. See Note 2 of notes to the combined financial statements for a more detailed description of the significant accounting policies that have been followed in preparing our combined financial statements.

Revenue Recognition

We recognize revenues in accordance with SEC Staff Accounting Bulletin No. 104 (“SAB No. 104”), “Revenue Recognition” and related interpretations, Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force No. 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables”, American Institute of Certified Public Accountant’s SOP No. 97-2 “Software Revenue Recognition” (“SOP 97-2”), SOP No. 98-9 “Modification of SOP No. 97-2, Software Revenue Recognition, with Respect to Certain Transactions” (“SOP 98-9”), and SOP No. 81-1, “Accounting for Performance of Construction Type and Certain Production-Type Contracts” (“SOP 81-1”). Recording revenues under the provisions of these pronouncements requires judgment, including determining whether or not an arrangement includes multiple elements, whether any of the elements are essential to the functionality of any other elements, and whether evidence of fair value exists for those elements. Customers receive certain contract elements over time and changes to the elements in an arrangement, or in our ability to identify fair value for these elements, could materially impact the amount of earned and unearned revenue reflected in our financial statements.

The primary judgments relating to our revenue recognition are determining when all of the following criteria are met under SAB 104: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller’s price to the buyer is fixed or determinable; and (4) collectibility is reasonably assured. Under EITF 00-21, judgment is also required to determine whether an arrangement involving more than one deliverable contains more than one unit of accounting and how the arrangement consideration should be measured and allocated to the separate units of accounting.

If the deliverables under a contract are software related as determined under SOP 97-2 or SOP 98-9, we apply these pronouncements and related interpretations to determine the appropriate units of accounting and how the arrangement consideration should be measured and allocated to the separate units. This determination, as well as management’s ability to establish vendor specific objective evidence (“VSOE”) for the individual deliverables, can impact both the amount and timing of revenue recognition under these agreements. The inability to establish VSOE for each contract deliverable results in having to record deferred revenues and/or applying the residual method as defined in SOP 98-9. For arrangements where we determine VSOE for software maintenance using a stated renewal rate within the contract, we use judgment to determine whether the renewal rate represents fair value for that element as if it had been sold on a stand-alone basis. For a small percentage of revenues, we use contract accounting, as required by SOP No. 97-2, when the arrangement with the customer includes significant customization, modification, or production of software. For elements accounted for under contract accounting, revenue is recognized in accordance with SOP 81-1, “Accounting for Performance of Construction Type and Certain

Production-Type Contracts,” using the percentage-of-completion method since reasonably dependable estimates of revenues and contract hours applicable to various elements of a contract can be made.

Occasionally, we are party to multiple concurrent contracts with the same customer. These situations require judgment to determine whether the individual contracts should be aggregated or evaluated separately for purposes of revenue recognition. In making this determination we consider the timing of negotiating and executing the contracts, whether the different elements of the contracts are interdependent and whether any of the payment terms of the contracts are interrelated.

Due to the large number, broad nature and average size of individual contracts we are a party to, the impact of judgments and assumptions that we apply in recognizing revenue for any single contract is not likely to have a material effect on our consolidated operations. However, the broader accounting policy assumptions that we apply across similar arrangements or classes of customers could significantly influence the timing and amount of revenue recognized in our historical and future results of operations or financial position.

Computer Software

Computer software includes the fair value of software acquired in business combinations, purchased software and capitalized software development costs. As of December 31, 2007 and 2006, computer software, net of accumulated amortization was $150.4 million and $127.1 million, respectively. Purchased software is recorded at cost and amortized using the straight line method over its estimated useful life and software acquired in business combinations is recorded at its fair value and amortized using straight line and accelerated methods. Internally developed software costs are amortized using the greater of the straight line method over the estimated useful life or based on the ratio of current revenues to total anticipated revenue over the estimated useful lives. Useful lives of computer software range from 3 to 10 years. In determining useful lives, management considers historical results and technological trends which may influence the estimate. Amortization expense for computer software was $31.1 million, $29.0 million and $28.7 million in 2007, 2006 and 2005, respectively. We also assess the recorded value of computer software for impairment on a regular basis by comparing the carrying value to the estimated future cash flows to be generated by the underlying software asset. There is an inherent uncertainty in determining the expected useful life or cash flows to be generated from computer software. We have not historically experienced significant changes in these estimates but any change in the future could have an impact on our results of operations.

Goodwill and Other Intangible Assets

We have significant intangible assets that were acquired through business acquisitions. These assets consist of purchased customer relationships, contracts, and the excess of purchase price over the fair value of identifiable net assets acquired (goodwill).

As of December 31, 2007 and 2006, goodwill was $1,078.2 million and $1,045.8 million, respectively. The process of determining whether or not an asset, such as goodwill, is impaired or recoverable relies on projections of future cash flows, operating results and market conditions. Such projections are inherently uncertain and, accordingly, actual future cash flows may differ materially from projected cash flows. In evaluating the recoverability of goodwill, we perform an annual goodwill impairment test on our reporting units based on an analysis of the discounted future net cash flows generated by the reporting units’ underlying assets. Such analyses are particularly sensitive to changes in estimates of future net cash flows and discount rates. Changes to these estimates might result in material changes in the fair value of the reporting units and determination of the recoverability of goodwill which may result in charges against earnings and a reduction in the carrying value of our goodwill.

As of December 31, 2007 and 2006, intangible assets, net of accumulated amortization, were $118.1 million and $152.8 million, respectively, which consist primarily of purchased customer relationships and trademarks. The valuation of these assets involves significant estimates and assumptions concerning matters such as customer retention, future cash flows and discount rates. If any of these assumptions change, it could affect the recoverability of the carrying value of these assets. Purchased customer relationships are amortized over their estimated useful lives using an accelerated method which takes into consideration expected customer attrition rates over a period of up to ten years. All intangible assets that have been determined to have indefinite lives are not amortized, but are reviewed for impairment at least annually in accordance with Statement of Financial Accounting Standards

(“SFAS”) No. 142. The determination of estimated useful lives and the allocation of the purchase price to the fair values of the intangible assets require significant judgment and may affect the amount of future amortization on the intangible assets other than goodwill. Amortization expense for intangible assets other than goodwill was $42.4 million, $51.5 million and $56.0 million in 2007, 2006 and 2005, respectively. Definite-lived intangible assets are amortized over their estimated useful lives ranging from 5 to 10 years using accelerated methods. There is an inherent uncertainty in determining the expected useful life or cash flows to be generated from intangible assets. We have not historically experienced significant changes in these estimates but could be subject to them in the future.

Accounting for Income Taxes

As part of the process of preparing the combined financial statements, we were required to determine income taxes in each of the jurisdictions in which we operate. This process involves estimating actual current tax expense together with assessing temporary differences resulting from differing recognition of items for income tax and accounting purposes. These differences result in deferred income tax assets and liabilities, which are included within our combined balance sheets. We must then assess the likelihood that deferred income tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must reflect this increase as an expense within income tax expense in the statement of earnings. Determination of the income tax expense requires estimates and can involve complex issues that may require an extended period to resolve. Further, changes in the geographic mix of revenues or in the estimated level of annual pre-tax income can cause the overall effective income tax rate to vary from period to period.

Results of Operations for the Years Ended December 31, 2007, 2006 and 2005

Combined Results of Operations

	2007	2006	2005
	(In thousands)

Processing and services revenues	$1,690,568	$1,484,977	$1,382,479
Cost of revenues	1,058,647	900,145	804,488

Gross profit	631,921	584,832	577,991

Selling, general, and administrative expenses	207,859	257,312	260,066

Operating income	424,062	327,520	317,925

Other income (expense):
Interest income	1,690	2,606	4,124
Interest expense	(146)	(298)	(270)
Other income (expense), net	—	(106)	(1,238)

Total other income (expense)	1,544	2,202	2,616

Earnings before income taxes, equity in loss of unconsolidated affiliates and minority interest	425,606	329,722	320,541
Provision for income taxes	164,734	127,984	124,160

Earnings before equity in loss of unconsolidated affiliates and minority interest,	260,872	201,738	196,381
Equity in loss of unconsolidated affiliates	(3,048)	—	—
Minority interest	(1,019)	(683)	(676)

Net earnings	$256,805	$201,055	$195,705

Processing and Services Revenues

Processing and services revenues totaled $1,690.6 million, $1,485.0 million and $1,382.5 million for 2007, 2006 and 2005, respectively. The overall increase of $205.6 million, or 13.8%, in 2007 as compared to 2006 resulted from an increase in our Technology, Data and Analytics segment revenues of $23.2 million and an increase in our Loan Transaction Services segment revenues of $224.9 million partially offset by a reduction in Corporate and Other segment revenues due to the deconsolidation of FNRES, which had revenues in 2006 of approximately $45.1 million. The increase in Technology, Data and Analytics revenue resulted primarily from an increase of $16.7 million in revenues relating to mortgage processing services and the growth in transactions processed by Desktop primarily resulting from increased foreclosure activity. These increases were partially offset by a decrease in revenues in 2007 from our alternative valuation services relating to the overall slowdown of real estate activity. The increase in Loan Transaction Services revenue related primarily to accelerating demand for services within our default management businesses, which contributed an increase of $195.2 million, and market share gains in our traditional appraisal services, which increased $75.3 million despite the declining real estate market. These increases were partially offset by decreased demand for our tax services and our property exchange services. The overall increase of $102.5 million, or 7.4%, in 2006 compared to 2005 was driven primarily by growth of $21.7 million in the Technology, Data and Analytics segment and $80.9 million in the Loan Transaction Services segment. The growth from 2005 to 2006 in the Technology, Data and Analytics segment was driven by a $10.4 million increase in revenues from mortgage processing services. The growth from 2005 to 2006 in the Loan Transaction Services segment was largely due to an increase in revenues from default management services of $61.4 million and a $43.9 million increase relating to our traditional appraisal services.

Cost of Revenues

Cost of revenues totaled $1,058.6 million, $900.1 million and $804.5 million for 2007, 2006 and 2005, respectively. The overall increase of $158.5 million, or 17.6%, in 2007 as compared to 2006, as well as the increase of $95.7 million, or 11.9%, in 2006 as compared to 2005, exceeded the pace of our increases in revenues due primarily to significant growth in lower margin service lines within the Loan Transaction Services segment, particularly our appraisal services along with declining revenues and margins in tax services and our tax deferred exchange businesses due to lower volumes.

Gross Profit

Gross profit as a percentage of revenues (“gross margin”) was 37.4%, 39.4% and 41.8% for 2007, 2006 and 2005, respectively, for the reasons set forth above.

Selling, General and Administrative Expenses

Selling, general and administrative expenses totaled $207.9 million, $257.3 million and $260.1 million for 2007, 2006 and 2005, respectively. The decrease of $49.5 million, or 19.2%, in 2007 as compared to 2006 was primarily the result of the deconsolidation of FNRES which resulted in a reduction of $22.7 million, a reduction in stock based compensation of $10.0 million and other cost control measures. Stock based compensation in 2006 included $16.9 million in acceleration charges relating to performance based options and options vested due to FIS’s merger with FNF. Selling, general and administrative expenses stayed relatively constant in 2006 and 2005.

Operating Income

Operating income totaled $424.1 million, $327.5 million and $317.9 million for 2007, 2006 and 2005 respectively. Operating margin was 25.1%, 22.1% and 23.0% for 2007, 2006 and 2005, respectively. The increase in operating income in 2007 as compared to 2006 primarily results from our increased revenue and lower selling, general and administrative costs, partially offset by our decreasing gross margin.

Income Tax Expense

Income tax expense totaled $164.7 million, $128.0 million and $124.2 million for 2007, 2006 and 2005, respectively. This resulted in an effective tax rate of 38.7%, 38.8% and 38.7% for 2007, 2006 and 2005, respectively. The increase in tax expense for 2007 as compared to 2006 is attributable to increased operating income.

Net Earnings

Our net earnings totaled $256.8 million, $201.1 million and $195.7 million for 2007, 2006 and 2005, respectively.

Segment Results of Operations

Technology, Data and Analytics Segment Results of Operations

	2007	2006	2005
	(In thousands)

Processing and services revenues	$570,146	$546,961	$525,259
Cost of revenues	313,747	299,696	281,974

Gross profit	256,399	247,265	243,285
Selling, general, and administrative expenses	64,770	67,732	81,143

Operating income	191,629	179,533	162,142

Processing and Services Revenues

Processing and services revenues for the Technology, Data and Analytics segment totaled $570.1 million, $547.0 million and $525.3 million for 2007, 2006 and 2005, respectively. The overall increase of $23.2 million, or 4.2%, in 2007 as compared to 2006 resulted primarily from an increase of $16.7 million in revenues relating to mortgage processing services and the growth in transactions processed by Desktop primarily resulting from increased foreclosure activity. These increases were partially offset by a decrease in revenues in 2007 from our alternative valuation services due to the overall slowdown of mortgage originations. The overall increase of $21.7 million, or 4.1%, in 2006 compared to 2005 was driven primarily by $10.4 million relating to revenues from mortgage processing services and increases in our other technology offerings.

Cost of Revenues

Cost of revenues for the Technology, Data and Analytics segment totaled $313.7 million, $299.7 million, and $282.0 million for 2007, 2006 and 2005, respectively. The overall increase of $14.1 million, or 4.7%, in 2007 as compared to 2006 and the increase of $17.7 million, or 6.3%, in 2006 as compared to 2005 resulted from increased personnel, data processing, and other variable costs associated with increased business.

Gross Profit

Technology, Data and Analytics gross margin was 45.0%, 45.2% and 46.3% for 2007, 2006 and 2005, respectively. The decrease in gross margin in 2007 and 2006 as compared to 2005 was driven by increased contribution from services having lower margins than our mortgage processing services.

Selling, General and Administrative Expenses

Technology, Data and Analytics selling, general and administrative expenses totaled $64.8 million, $67.7 million, and $81.1 million for 2007, 2006 and 2005, respectively. These were 11.4%, 12.4% and 15.4% of revenues in 2007, 2006 and 2005, respectively. The improvement is primarily the result of keeping fixed costs down while increasing the revenue base within this segment, particularly through expansion of Desktop.

Operating Income

Technology, Data and Analytics operating income totaled $191.6 million, $179.5 million and $162.1 million for 2007, 2006 and 2005, respectively. Operating margin was 33.6%, 32.8% and 30.9% for 2007, 2006 and 2005, respectively. The increase in operating margin is driven by increased contribution from Desktop and mortgage processing services, as described above, and management of selling, general and administrative costs.

Loan Transaction Services Segment Results of Operations

	2007	2006	2005
	(In thousands)

Processing and services revenues	$1,125,879	$900,951	$820,098
Cost of revenues	750,174	587,040	505,607

Gross profit	375,705	313,911	314,491
Selling, general, and administrative expenses	110,132	107,555	103,693

Operating income	265,573	206,356	210,798

Processing and Services Revenues

Processing and services revenues for the Loan Transaction Services segment totaled $1,125.9 million, $901.0 million and $820.1 million for 2007, 2006 and 2005, respectively. The increase of $225.0 million, or 25.0%, in revenue in 2007 as compared to 2006 is primarily due to revenue growth of $195.2 million in our default management group resulting from increased foreclosure activity and market share gains in our traditional appraisal services despite the declining real-estate market, and as a result increased $75.3 million. These increases were partially offset by decreased demand for our tax and tax-deferred exchange services. The overall increase of $80.9 million, or 9.9%, in 2006 compared to 2005 was driven primarily by an increase in our default services totaling $61.4 million and market share gains in our traditional appraisal services which totaled $43.9 million.

Cost of Revenues

Cost of revenues for the Loan Transaction Services segment totaled $750.2 million, $587.0 million, and $505.6 million for 2007, 2006 and 2005, respectively. The overall increase of $163.2 million, or 27.8%, in 2007 as compared to 2006, as well as the increase of $81.4 million, or 16.1%, in 2006 as compared to 2005, resulted from increased personnel, data processing, and other variable costs associated with increased revenues.

Gross Profit

Loan Transaction Services gross margin was 33.4%, 34.8% and 38.3% for 2007, 2006 and 2005, respectively. The decrease in gross margin in 2007 as compared to 2006, as well as in 2006 as compared to 2005, was primarily due to significant growth in our appraisal services which have lower margins and declining revenues and margins in tax services and our tax deferred exchange business partially offset by revenue and margin expansion from our default management services in both 2007 and 2006.

Selling, General and Administrative Expenses

Loan Transaction Services selling, general and administrative expenses totaled $110.1 million, $107.6 million and $103.7 million for 2007, 2006 and 2005, respectively. These were 9.8%, 11.9% and 12.6% of revenues in 2007, 2006 and 2005, respectively. The improvement is primarily the result of keeping fixed costs down while increasing the revenue base within this segment, particularly through expansion of our default management businesses.

Operating Income

Loan Transaction Services operating income totaled $265.6 million, $206.4 million and $210.8 million for 2007, 2006 and 2005, respectively. Operating margin was 23.6%, 22.9% and 25.7% for 2007, 2006 and 2005, respectively, for the reasons set forth above.

Corporate and Other Segment

The Corporate and Other segment consists of corporate overhead costs and other smaller operations that are not included in the other segments and in 2006 and 2005, 100% of the operating results of FNRES. During 2006 and 2005, FNRES contributed revenues of $45.1 million and $43.7 million, respectively, and operating (loss) income of $(6.6) million and $1.7 million, respectively. Excluding the operating results of FNRES, the Corporate and Other segment included selling, general and administrative costs of $33.0 million, $59.4 million and $56.2 million in 2007, 2006 and 2005, respectively. These costs are based on allocations from FIS for the years presented and the decrease in 2007 is partially caused by these businesses making up a smaller percentage of overall FIS revenues in 2007 as compared to the prior years. Also, included in these costs were stock based compensation costs of $14.1 million, $24.1 million and $11.0 million, in 2007, 2006 and 2005, respectively. The increased stock based compensation cost in 2006 primarily related to the $12.6 million in expense recorded in 2006 for the vesting of the FIS performance based options granted in March 2005 held by our employees for which the performance criteria were met during 2006 and a $4.3 million charge related to the acceleration of vesting of stock options recorded in the fourth quarter.

Results of Operations For the Three Months Ended March 31, 2008 and 2007

Unaudited Combined Results of Operations

	Three Months Ended March 31,
	2008	2007
	(In thousands, except per share amounts)

Processing and services revenues	$452,726	$401,428
Cost of revenues	290,174	257,781

Gross profit	162,552	143,647

Selling, general, and administrative expenses	58,217	53,469

Operating income	104,335	90,178

Other income (expense):
Interest income	260	350
Interest expense	(18)	(42)

Total other income (expense)	242	308

Earnings before income taxes, equity in loss of unconsolidated affiliates and minority interest	104,577	90,486
Provision for income taxes	40,576	35,023

Earnings before equity in loss of unconsolidated affiliates and minority interest	64,001	55,463
Equity in loss of unconsolidated affiliate	(1,957)	(762)
Minority interest	(312)	(162)

Net earnings	$61,732	$54,539

Processing and Services Revenues

Processing and services revenues totaled $452.7 million and $401.4 million for the three months ended March 31, 2008 and 2007, respectively. The overall increase of $51.3 million, or 12.8%, in the 2008 period as compared to the 2007 period resulted from an increase in our Loan Transaction Services segment revenues of $61.0 million offset by a decrease in our Technology, Data and Analytics segment revenues of $6.6 million with the difference relating to intersegment eliminations. The increase in Loan Transaction Services segment revenue related primarily to accelerating demand for services within our default management businesses due to higher levels of defaulted mortgages and market share gains, which contributed an increase of $67.4 million, and market share gains in our traditional appraisal services, which increased $12.4 million despite the declining real estate market. These increases were partially offset by decreased demand for our tax services and our property exchange services. The decrease in the Technology, Data and Analytics segment was due to a $2.1 million decrease in revenues from mortgage processing services as the result of the loss of a portfolio of loans when it was sold by ABN AMRO to a bank to which we do not provide mortgage processing, and several other revenue declines in businesses in the segment. These declines were offset somewhat by our increase in revenues from Desktop.

Cost of Revenues

Cost of revenues totaled $290.2 million and $257.8 million for the three months ended March 31, 2008 and 2007, respectively. The overall increase of $32.4 million, or 12.6%, in the 2008 period as compared to 2007 is consistent with revenue growth.

Gross Profit

Gross profit as a percentage of revenues (“gross margin”) was 35.9% and 35.8% for the three months ended March 31, 2008 and 2007, respectively. The slight increase in gross margin in the 2008 period as compared to 2007 was driven by an increase in margin in the smaller Technology, Data and Analytics segment, which increased to 45.4% from 42.3% as a result of an increase in higher margin revenues from Desktop and improved margins in mortgage processing due to expense management. These improvements were offset by a small reduction in gross margin in the larger Loan Transaction Services segment.

Selling, General and Administrative Expenses

Selling, general and administrative expenses totaled $58.2 million and $53.5 million for the three months ended March 31, 2008 and 2007, respectively, an increase of $4.7 million, or 8.9%. As a percentage of revenues selling, general and administrative expense were 12.9% and 13.3% in the respective periods, largely due to higher revenues from the Loan Transaction Services segment without a corresponding increase in costs.

Operating Income

Operating income totaled $104.3 million and $90.2 million for the three months ended March 31, 2008 and 2007, respectively. Operating margin was 23.0% and 22.5% in the respective periods, for the reasons set forth above.

Income Tax Expense

Income tax expense totaled $40.6 million and $35.0 million for the three months ended March 31, 2008 and 2007, respectively. This resulted in an effective tax rate of 38.8% and 38.7% for the respective periods.

Net Earnings

Our net earnings totaled $61.7 million and $54.5 million for the three months ended March 31, 2008 and 2007, respectively.

Segment Results of Operations

Technology, Data and Analytics Segment Unaudited Results of Operations

	Three Months Ended March 31,
	2008	2007
	(In thousands, except per share amounts)

Processing and services revenues	$135,824	$142,376
Cost of revenues	74,110	82,121

Gross profit	61,714	60,255
Selling, general, and administrative expenses	16,258	15,822

Operating income	$45,456	$44,433

Processing and Services Revenues

Processing and services revenues totaled $135.8 million and $142.4 million for the three months ended March 31, 2008 and 2007, respectively. The overall decrease of $6.6 million, or 4.6%, in the 2008 period as compared to the 2007 period resulted from a $2.1 million decrease in revenues from mortgage processing services and decreases in some of our other data and analytics services offset by growth in Desktop revenues in the active default environment.

Cost of Revenues

Cost of revenues totaled $74.1 million and $82.1 million for the three months ended March 31, 2008 and 2007, respectively. The overall decrease of $8.0 million or 9.8%, in the 2008 period as compared to 2007 is reflective of the decrease in revenues from certain business lines and the increase in higher margin revenues from Desktop and an improvement in margins from mortgage processing.

Gross Profit

Gross profit as a percentage of revenues (“gross margin”) was 45.4% and 42.3% for the three months ended March 31, 2008 and 2007, respectively, as a result of the factors described above.

Selling, General and Administrative Expenses

Selling, general and administrative expenses totaled $16.3 million and $15.8 million for the three months ended March 31, 2008 and 2007, respectively, an increase of $0.4 million, or 2.8%. As a percentage of revenues selling, general and administrative expense were 12.0% and 11.1% in the respective periods.

Operating Income

Operating income totaled $45.5 million and $44.4 million for the three months ended March 31, 2008 and 2007, respectively. Operating margin was 33.5% and 31.2% for in the respective periods. The increase in operating margin primarily relates to the contribution of higher margin revenues described above.

Loan Transaction Services Segment Unaudited Results of Operations

	Three Months Ended March 31,
	2008	2007
	(In thousands, except per share amounts)

Processing and services revenues	$320,230	$259,252
Cost of revenues	219,456	176,993

Gross profit	100,774	82,259
Selling, general, and administrative expenses	28,463	27,042

Operating income	$72,311	$55,217

Processing and Services Revenues

Processing and services revenues totaled $320.2 million and $259.3 million for the three months ended March 31, 2008 and 2007, respectively. The overall increase of $61.0 million, or 23.5%, in the 2008 period as compared to the 2007 period resulted from an increase in demand for services within our default management businesses due to higher levels of defaulted mortgages and market share gains, which contributed an increase of $67.4 million, and market share gains in our traditional appraisal services, which increased $12.4 million despite the declining real estate market. These increases were partially offset by decreased demand for our tax services and our tax deferred property exchange services.

Cost of Revenues

Cost of revenues totaled $219.5 million and $177.0 million for the three months ended March 31, 2008 and 2007, respectively. The overall increase of $42.5 million, or 24.0%, in the 2008 period as compared to 2007 is consistent with revenue growth.

Gross Profit

Gross profit as a percentage of revenues (“gross margin”) was 31.5% and 31.7% for the three months ended March 31, 2008 and 2007, respectively. The small decrease in gross margin can be attributed to a decrease in revenues and margins from loan facilitation services partially offset by revenue and margin expansion from our default management services.

Selling, General and Administrative Expenses

Selling, general and administrative expenses totaled $28.5 million and $27.0 million for the three months ended March 31, 2008 and 2007, respectively, an increase of $1.4 million, or 5.3%. As a percentage of revenues selling, general and administrative expense were 8.9% and 10.4% in the respective periods, primarily due to our increased revenue without any significant growth in selling, general and administrative expenses.

Operating Income

Operating income totaled $72.3 million and $55.2 million for the three months ended March 31, 2008 and 2007, respectively. Operating margin was 22.6% and 21.3% for in the respective periods, for the reasons described above.

Corporate and Other Segment

The Corporate and Other segment consists of corporate overhead costs that are not included in the other segments as well as certain smaller investments and operations. This segment reduced operating income by $13.4 million and $9.5 million in the three months ended March 31, 2008 and 2007, respectively.

Liquidity and Capital Resources

Cash Requirements

Our cash requirements include cost of revenues, selling, general and administrative expenses, income taxes, capital expenditures, systems development expenditures, and business acquisitions. Our principal sources of funds are cash generated by operations and, following the spin off, our new revolving credit facility. Going forward, our cash requirements will also include servicing our outstanding debt and paying dividends.

At December 31, 2007, we had cash on hand of $39.6 million. As described below, in connection with the spin-off we intend to incur approximately $1.6 billion in debt. We expect that cash flows from operations over the next twelve months will be sufficient to fund our operating cash requirements and pay principal and interest on our outstanding debt.

Following the spin-off, we intend to pay quarterly cash dividends to our shareholders of $0.40 per share, although the payment of any dividends is at the discretion of our Board and subject to any limits in our debt or other agreements. See “Dividend Policy” and “— Financing” below.

Capital Expenditures

Our principal capital expenditures are for computer software (purchased and internally developed) and additions to property and equipment. In 2007, 2006 and 2005, we spent approximately $70.6 million, $70.2 million and $92.5 million, respectively, on capital expenditures.

Financing

In connection with the spin-off, we expect to enter into new agreements providing for an aggregate principal amount of indebtedness of approximately $1,585 million. We expect this debt to consist of (i) new senior secured term loans divided into two tranches, a $700 million Term Loan A and a $485 million Term Loan B and (ii) $400 million of senior unsecured notes. We also expect to have available borrowing capacity under a new $140 million revolving credit facility to provide working capital and for other purposes, of which $27.5 million is expected to be drawn to cover debt issuance costs at the spin-off date. We expect our new bank debt to bear interest at a floating rate, which we estimate would have been approximately 4.96% on the Term Loan A and revolver and

5.21% on the Term Loan B as of May 29, 2008 based on the one-month LIBOR rate on that date (2.46%) and estimated spreads of 2.5% and 2.75%, respectively. We expect the senior unsecured notes to bear interest at a fixed rate of approximately 8.5%. A 1/8% change in the assumed blended interest rate would result in a change in interest expense of approximately $2 million annually. We expect the maturities of our Term Loan A to be 5 years, our Term Loan B to be 6 years and our senior unsecured notes to be 8 years. The Term Loan A is expected to require amortization payments of 5% of the initial balance per quarter, commencing December 2008, and the Term Loan B is expected to require amortization payments of 0.25% per quarter, commencing September 2008.

In the spin-off, FIS will contribute to us substantially all of its interest in the assets, liabilities, businesses and employees related to FIS’s lender processing services operations as of the date of the spin-off in exchange for shares of our common stock and up to approximately $1,585 million principal amount of our new debt. In connection with the spin-off, FIS will exchange 100% of such debt obligations for an equal principal amount of its existing Tranche B Term Loans. Following such exchange the portion of the existing Tranche B Term Loans acquired by FIS will be retired.

New credit agreement.  The loans under our new credit agreement are expected to bear interest at a floating rate, which is an applicable margin plus, at our option, either (a) the Eurodollar (LIBOR) rate or (b) the higher of (i) the prime rate or (ii) the federal funds rate plus 0.5% (the higher of clauses (i) and (ii), the “ABR rate”). We expect the annual margin on the Term Loan A and the revolving credit facility, for the first six months after issuance, to be in the range of 2.5% to 2.75% in the case of LIBOR loans and 1.5% to 1.75% in the case of ABR rate loans, and thereafter a percentage per annum to be determined in accordance with a leverage ratio-based pricing grid; and on the Term Loan B to be in the range of 2.75% to 3% in the case of LIBOR loans, and 1.75% to 2% in the case of ABR rate loans.

In addition to the scheduled principal payments, the Term Loans are expected to be (with certain exceptions) subject to mandatory prepayment upon issuances of debt, casualty and condemnation events, and sales of assets, as well as from up to 50% of excess cash flow (as defined in the credit agreement) in excess of an agreed threshold commencing with the cash flow for the year ended December 31, 2009. Voluntary prepayments of the loans are generally permitted at any time without fee upon proper notice and subject to a minimum dollar requirement. Commitment reductions of the revolving credit facility are also permitted at any time without fee upon proper notice. The revolving credit facility has no scheduled principal payments, but it will be due and payable in full on the fifth anniversary of the spin-off.

The obligations under the credit agreement are expected to be jointly and severally, unconditionally guaranteed by certain of our domestic subsidiaries. Additionally, we and such subsidiary guarantors are expected to pledge substantially all our respective assets as collateral security for the obligations under the credit agreement and their respective guarantees.

The credit agreement is expected to contain affirmative, negative and financial covenants customary for financings of this type, including, among other things, limits on the creation of liens, limits on the incurrence of indebtedness, restrictions on investments and dispositions, limits on the payment of dividends and other restricted payments, a minimum interest coverage ratio and a maximum leverage ratio. Upon an event of default, the administrative agent can accelerate the maturity of the loan. Events of default are expected to include events customary for such an agreement, including failure to pay principal and interest in a timely manner and breach of covenants. These events of default are expected to include a cross-default provision that will permit the lenders to declare the credit agreement in default if (i) we fail to make any payment after the applicable grace period under any indebtedness with a principal amount in excess of a specified amount or (ii) we fail to perform any other term under any such indebtedness, as a result of which the holders thereof may cause it to become due and payable prior to its maturity.

The senior unsecured notes will be our general unsecured obligations. Accordingly, they will rank equally in right of payment with all our existing and future unsecured senior debt; senior in right of payment to all our future subordinated debt; effectively subordinated to our existing and future secured debt to the extent of the assets securing such debt, including all borrowings under our credit facilities; and effectively subordinated to all of the liabilities of our non-guarantor subsidiaries, including trade payables and preferred stock.

Senior unsecured notes.  The senior unsecured notes will be guaranteed by each existing and future domestic subsidiary that is a guarantor under our credit facilities. The guarantees will be general unsecured obligations of the guarantors. Accordingly, they will rank equally in right of payment with all of our guarantors’ existing and future unsecured senior debt; senior in right of payment with all of our guarantors’ existing and future subordinated debt; effectively subordinated to our guarantors’ existing and future secured debt to the extent of the assets securing such debt, including the guarantees by the guarantors of obligations under our credit facilities; and effectively subordinated to all of the liabilities of the subsidiaries of our non-guarantor subsidiaries, including trade payables and preferred stock.

We may redeem some or all of the senior unsecured notes on or after          , 2012, at the redemption prices described in the indenture governing the senior unsecured notes, plus accrued and unpaid interest. Upon the occurrence of a change of control, unless we have exercised our right to redeem all of the senior unsecured notes as described above, each holder may require us to repurchase such holder’s notes, in whole or in part, at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the purchase date.

The indenture governing the senior unsecured notes will contain customary events of default, including a cross default that, with respect to any other debt of the company or any of our restricted subsidiaries having an outstanding principal amount equal to or more than a specified amount in the aggregate for all such debt, occurs upon (i) an event of default that results in such debt being due and payable prior to its scheduled maturity or (ii) failure to make a principal payment. Upon the occurrence of an event of default (other than a bankruptcy default with respect to LPS), the trustee or holders of at least 25% of the notes then outstanding may accelerate the notes by giving us appropriate notice. If, however, a bankruptcy default occurs with respect to LPS, then the principal of and accrued interest on the notes then outstanding will accelerate immediately without any declaration or other act on the part of the trustee or any holder.

Contractual Obligations

Our long-term contractual obligations generally include our operating lease payments on certain of our property and equipment. As of December 31, 2007, our required annual payments relating to these contractual obligations were as follows:

	2008	2009	2010	2011	2012	Thereafter	Total
	(Dollars in thousands)

Operating lease payments	$16,776	$12,734	$6,160	$3,378	$2,049	$—	$41,097
Deferred Compensation	—	—	—	—	—	34,228	34,228

Total	$16,776	$12,734	$6,160	$3,378	$2,049	$34,228	$75,325

Pro forma long-term debt shown below assumes that the spin-off occurs on July 1, 2008 and reflects the estimated contractual obligations under the credit agreement and proposed senior unsecured notes.

Long-term debt-pro forma	$36,213	$144,850	$144,850	$144,850	$144,850	$996,887	$1,612,500
Interest on long-term debt-pro forma	47,760	91,023	83,827	76,631	69,435	157,946	526,622

Total debt related payments-pro forma	$83,973	$235,873	$228,677	$221,481	$214,285	$1,154,833	$2,139,122

We expect our new bank debt to bear interest at a floating rate, which we estimate would have been approximately 4.96% on the Term Loan A and revolver and 5.21% on the Term Loan B as of May 29, 2008 based on the one-month LIBOR rate on that date (2.46%) and estimated spreads of 2.5% and 2.75%, respectively. We expect the senior unsecured notes to bear interest at a fixed rate of approximately 8.5%. A 1/8% change in the assumed blended interest rate would result in a change in interest expense of approximately $2 million annually. Because the credit facility will bear a variable rate of interest, actual interest payments over time will differ from those set forth above. For further information, see “— Financing” above. We expect the maturities of our Term Loan A to be 5 years, our Term Loan B to be 6 years and our senior unsecured notes to be 8 years. The Term Loan A is expected to require amortization payments of 5% of the initial balance per quarter, commencing December 2008, and the Term Loan B is expected to require amortization payments of 0.25% per quarter, commencing September 2008.

Deferred compensation (see Note 2 to the Combined Financial Statements) is all presented as payable after 2012 because of the uncertain timing of the payables.

We do not have any material off-balance sheet arrangements other than operating leases and the escrow and Section 1031 tax deferred exchange arrangements described below.

In conducting our title agency, closing and Section 1031 tax deferred exchange operations, we routinely hold customers’ assets in escrow and investment accounts, pending completion of real estate and exchange transactions. Certain of these amounts are maintained in segregated bank accounts and have not been included in the accompanying Consolidated Balance Sheets. We have a contingent liability relating to proper disposition of these balances, which amounted to $1.9 billion at December 31, 2007. For the customers’ assets that we hold in escrow, we have ongoing programs for realizing economic benefits through favorable borrowing and vendor arrangements with various banks. We had no borrowings outstanding as of December 31, 2007, under these arrangements with respect to these assets in escrow. At that date, our customers’ tax deferred assets that were held in investment accounts were largely invested in short-term, high grade investments that minimize risk to principal.

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141(R)”), requiring an acquirer in a business combination to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their fair values at the acquisition date, with limited exceptions. The costs of the acquisition and any related restructuring costs will be expensed separately. Assets and liabilities arising from contingencies in a business combination are to be recognized at their fair value at the acquisition date and adjusted prospectively as new information becomes available. When the fair value of assets acquired exceeds the fair value of consideration transferred plus any noncontrolling interest in the acquiree, the excess will be recognized as a gain. Under SFAS 141(R), all business combinations will be accounted for prospectively by applying the acquisition method, including combinations among mutual entities and combinations by contract alone. SFAS 141(R) is effective for periods beginning on or after December 15, 2008, and will apply to business combinations occurring after the effective date.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS 160”), requiring noncontrolling interests (sometimes called minority interests) to be presented as a component of equity on the balance sheet. SFAS 160 also requires that the amount of net income attributable to the parent and to the noncontrolling interests be clearly identified and presented on the face of the consolidated statement of income. This statement eliminates the need to apply purchase accounting when a parent company acquires a noncontrolling ownership interest in a subsidiary and requires that, upon deconsolidation of a subsidiary, a parent company recognize a gain or loss in net income after which any retained noncontrolling interest will be reported at fair value. SFAS 160 requires expanded disclosures in the consolidated financial statements that identify and distinguish between the interests of the parent’s owners and the interest of the noncontrolling owners of subsidiaries. SFAS 160 is effective for periods beginning on or after December 15, 2008 and will be applied prospectively except for the presentation and disclosure requirements, which will be applied retrospectively for all periods presented. Management is currently evaluating the impact of this statement on our statements of financial position and operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits entities to choose to measure financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 mandates certain financial statement presentation and disclosure requirements when a company elects to report assets and liabilities at fair value under SFAS 159. SFAS 159 is effective as of the beginning of January 1, 2008 for calendar year entities. We adopted SFAS 159 on January 1, 2008. Adoption of SFAS 159 did not have a material impact on our statements of financial position and operations.

In September 2006, the FASB issued SFAS No. 157 (“SFAS 157”), “Fair Value Measurements,” which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements and is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB FSP 157-2 which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. These nonfinancial items include assets and liabilities such as reporting units measured at fair value in a goodwill impairment test and nonfinancial assets acquired and liabilities assumed in a business combination. Effective January 1, 2008, we adopted SFAS 157 for financial assets and liabilities recognized at fair value on a recurring basis. The partial adoption of SFAS 157 for financial assets and liabilities did not have a material impact on our consolidated financial position, results of operations or cash flows.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, we are routinely subject to a variety of risks, as described in the Risk Factors section of this information statement. For example, we are exposed to the risk that decreased lending and real estate activity, which depend in part on the level of interest rates, may reduce demand for certain of our services and adversely affect our results of operations.

Following the spin-off, the risks related to our business will also include certain market risks that may affect our debt and other financial instruments. In particular, we will face the market risks associated with interest rate movements on our outstanding debt. We expect to regularly assess market risks and to establish policies and business practices to protect against the adverse effects of these exposures.

Following the spin-off, we will be highly leveraged. We expect to incur approximately $1.6 billion in long-term debt in connection with the spin-off. A substantial portion of this debt will bear interest at a floating rate, and therefore will be subject to an element of market risk from changes in interest rates. A one percent increase or decrease in interest rates would result in a $1 million increase or decrease in our annual interest expense for every $100 million of floating rate debt we incur.

BUSINESS

Overview

We are a leading provider of integrated technology and outsourced services to the mortgage lending industry, with market-leading positions in mortgage processing and default management services in the U.S. A large number of financial institutions use our services, including 39 of the 50 largest banks in the U.S. Our technology solutions include our mortgage processing system, which processes over 50% of all U.S. residential mortgage loans by dollar volume. Our outsourced services include our default management services, which are used by mortgage lenders and servicers to reduce the expense of managing defaulted loans, and our loan facilitation services, which support most aspects of the closing of mortgage loan transactions to national lenders and loan servicers. Our integrated solutions create a strong value proposition for our customers across the life cycle of a mortgage. We believe that we will continue to benefit from the opportunity to cross-sell services across our broad customer base.

Most of our businesses were originally started or acquired by Fidelity National Financial, Inc., the former parent of FIS, which we refer to in this information statement as old FNF. In 2005, Fidelity National Financial, Inc. contributed these businesses, along with certain other operations, to FIS. Of our businesses acquired in the last five years, the most significant were Fidelity National Financial, Inc.’s purchase in 2003 of ALLTEL Information Services, Inc., which added our mortgage processing business; its acquisition in 2003 of Lender’s Services, Inc., a provider of vendor management services to the residential mortgage industry; and its 2003 purchase of the outstanding minority interest in Fidelity National Information Solutions, Inc., a provider of data and technology solutions to lenders and real estate professionals.

Our Strategy

Our strategies for achieving profitable growth include the following:

•	Expand and Leverage our Market Leading Technology. At the core of our service offerings is our technological capability. Our mortgage servicing platform, or MSP, is the leading mortgage processing software in the U.S. MSP offers a comprehensive, state-of-the-art set of mortgage servicing functions within a single system and can be provided on an integrated basis with many of our other services. Our Desktop application, which is a workflow information system that can be used to manage a range of different workflow processes, is currently the leading mortgage default management application in the United States. Despite all the changes that have occurred in the lender processing services industry in recent years, the lending process is still complex, and many steps remain paper-driven. Changes to applicable law and regulation, such as the Electronic Signatures in Global and National Commerce Act of 2000, and changes in industry practice have allowed us to implement our technology solutions to further automate the mortgage process. We intend to continue to build on the reputation, reliability and functionality of our software applications and services and to look for ways to further automate the lending process.

•	Continue to Provide Fully Integrated Service Offerings. Our strategy to integrate our technology, data and outsourcing services has differentiated us in the marketplace, and resulted in our growing market share. Unlike our principal competitors, we offer services from end to end across the mortgage continuum, from facilitating the origination of loans through closing, post-closing servicing and default management. Our technology applications such as MSP and Desktop are offered on an integrated basis with many of our other services, such as default management. We will continue to improve the value proposition that we offer our customers by ensuring that our software applications are also able to integrate with existing and new add-on third-party applications used by our customers.

•	Maximize our Cross-Selling Opportunities. We have a broad customer base, including relationships with a large number of financial institutions. We focus our sales and marketing efforts on the 50 largest banks in the U.S. and we have relationships with 39 of these institutions. We have historically been able to cross-sell additional services to our existing customers in addition to attracting new customers. The 39 largest banks with which we have relationships use an average of 7 of our 21 categories of service, and our top ten customers use an average of 12 of the 21 separate categories of services we offer. We coordinate our sales efforts to our top-tier financial institution customers through a part of our organization called our Office of the Enterprise to take advantage of information we obtain about the needs of these customers in order to cross-sell our services. Our leading-edge technology and the broad range of services we offer provide us with the opportunity to expand sales to our existing and potential customers across all of our service lines. In addition, we seek to increase our sales by expansion of existing customer relationships within our operating businesses, such as by selling additional default services to customers that do not currently use all of our offerings, thus providing a greater level of efficiency, service and quality.

•	Maintain a Balanced Revenue Base Across the Mortgage Cycle. Revenue from our mortgage processing business is largely unaffected by year to year changes in interest rates and the level of mortgage originations. While revenues from our loan facilitation services and certain data and analytics businesses tend to increase when interest rates are lower and the housing market is stronger, increases in interest rates tend to result in greater demand for our default management services. Although, due to the nature of these businesses, such offset can never be perfect, we believe our model provides us with a natural hedge against the volatility of the real estate industry.

•	Take Advantage of Increased Outsourcing by our Customers. In the current mortgage market environment, our customers see outsourcing as a way to save money by converting high fixed costs to variable costs. Our customers also view outsourcing as a potential solution to increased regulatory oversight and compliance requirements. Our solutions allow our customers to focus on their business, while we handle their outsourcing needs across all of our lines of business. We work with our customers to set specific parameters regarding the services they require, so that they are able to utilize our outsourcing services in a manner that we believe provides a greater level of consistency in service, pricing and quality than if these customers were to contract separately for similar services. We will continue providing a wide range of flexible solutions tailored to the needs of each of our clients by further investing in and expanding our outsourcing efforts.

•	Broaden our Portfolio of Services and Market Opportunities through Strategic Acquisitions. While we will continue to invest in developing and enhancing our existing business solutions, we also intend to continue to acquire technologies and capabilities that will allow us to further broaden our service offerings and continue to enhance the functionality and efficiency of our business solutions. We may also consider acquisitions that would expand our existing customer base for a service, or acquiring businesses that have capabilities or a customer base in markets in which we do not currently compete, particularly if these acquisitions would allow us to obtain revenue growth through leveraging our existing capabilities or scale. We intend to be disciplined and strategic in making acquisitions.

Competitive Strengths

We believe that our competitive strengths include the following:

•	Market Leading Mortgage Processor. Our mortgage servicing platform, MSP, is the leading mortgage processing software in the United States. Over 50% of all U.S. residential mortgage loans by dollar volume are processed using MSP. Because our bank customers utilize MSP as the core application through which they keep the primary records of their mortgage loans, MSP is critical to the successful and efficient operation of their businesses. In addition, MSP is a core offering into which many of our other services, such as default management and our Desktop application, can be integrated. This capability allows us to streamline and simplify the process of making and administering loans for our financial institution customers. For these reasons, along with the efficiencies and cost-savings our significant scale provides, our customer relationships tend to be long-term.

•	Comprehensive Set of Integrated Applications and Services. We have high quality software applications and services that have been developed over many years with a focus on meeting the needs of our customers. We offer a suite of applications and services in 21 categories of service across the mortgage continuum from facilitating the origination of loans through closing, post-closing servicing and default management. We constantly seek to integrate our software and services to better meet the needs of our customers. Management believes that the range of services we offer is broader than that of any of our competitors, giving us more opportunities for cross-selling. We have made, and continue to make, substantial investments in our applications and services to ensure that they remain competitive in the marketplace.

•	Broad and Long-Term Relationships with our Customers. A large number of financial institutions use our services, including 39 of the 50 largest U.S. banks. In order to more effectively manage the strategic opportunities presented by these relationships and cross-sell more services, we actively coordinate these significant relationships through our Office of the Enterprise, which is a core team of our senior managers who lead our cross-selling and account management efforts at the top 50 U.S. lenders. We currently provide the 39 largest banks which use our services with an average of 7 of our 21 categories of service, and we provide our top ten customers with an average of 12 of the 21 categories of service we offer. We have the size and expertise that lead institutions to trust us with the management and outsourcing of their critical applications. Additionally, we have had long-term relationships with many of our customers. The average length of our relationship with our top ten customers is 18 years, which far exceeds the typical initial length of a contract for our mortgage processing services, which is three to five years. Our revenues from our current top ten customers have grown at a compounded annual rate of 25.8% over the 2005 to 2007 period.

•	Demonstrated Ability to Grow in Adverse Mortgage Market. We have successfully increased our revenues despite the declining levels of mortgage originations over the last three years. Our mortgage processing services earn revenues based on the total number of mortgages on the books of our lending customers, and so are not significantly affected by year to year changes in levels of new mortgage originations. Our default management businesses serve as a natural offset to the effects of increasing interest rates or a bad economy on our loan facilitation services. As a result in part of our mix of services, as well as market share gains, our total revenues grew at a compounded annual rate of 10.6% over the period 2005 to 2007, while our operating margins were 23.0%, 22.1% and 25.1% in 2005, 2006 and 2007, respectively. Further, our revenues increased 12.8% in the first quarter of 2008 over the first quarter of 2007.

•	Strong Organic Growth and Cash Flow. Between 2005 and 2007, our revenues grew at a compounded annual rate of 10.6%, of which 9.8% was attributable to organic growth. Cash flow from operations was $272.8 million, $342.0 million and $283.0 million in 2005, 2006 and 2007, respectively, although these amounts do not include interest on the new debt we will incur in connection with the spin-off or additional expenses we expect to incur as a stand-alone public company, which we estimate at $10 million to $15 million per year. As a result of our strong financial performance, we have generated significant free cash flow. We expect to use future free cash flow to repay debt, pay dividends, invest in our operations and for other general corporate purposes.

•	Strong Value Proposition for our Customers. We provide our customers with services and applications that enhance their competitive position and provide them with additional revenue opportunities. We also understand the needs of our customers and have successfully created innovative services that enable our customers to meet their compliance requirements and also reduce their operating costs. We believe that our high quality services and our innovative approach to meeting the needs of our customers allow us to provide a compelling value proposition to our customers.

•	Experienced Management Team. Our President and Chief Executive Officer, Mr. Carbiener, has been employed by FIS and its predecessors for 17 years and has been a member of their senior leadership for more than 10 years. Our Executive Vice Presidents and Co-Chief Operating Officers, Mr. Scheuble and Mr. Swenson, currently run Mortgage Processing Services and Mortgage Information Services, respectively, businesses for FIS, have been employed by FIS and its predecessors for 5 and 13 years, respectively, and have been involved in our industries for 27 and 25 years, respectively.

Information about Reporting Segments

We offer a suite of applications and services across the mortgage continuum. Our two reportable segments are Technology, Data and Analytics and Loan Transaction Services. A significant focus of our marketing efforts is the top 50 U.S. banks, while we also provide our services to a number of other financial institutions, mortgage lenders and mortgage loan servicers, and real estate professionals. We have processing and technology relationships with 39 of the top 50 U.S. banks, including nine of the top ten and 17 of the top 20. Over 50% of all U.S. residential mortgages by dollar volume are processed using our mortgage processing platform.

In our Technology, Data and Analytics segment, our principal technology offerings are mission-critical applications provided to mortgage lenders and other lending institutions, together with related support and services.

Our technology services primarily consist of mortgage processing and workflow management. The long term nature of most of our contracts in this business provides us with substantial recurring revenues. Our revenues from mortgage processing are generally based on the number of mortgages processed on our software. The number of mortgages processed includes both new mortgages and existing mortgages that have been originated in prior years and are still on the books of our lending customers. As a result, revenue from this business is not significantly affected by year to year changes in the number of new loans originated in the residential mortgage market. However, in the event that levels of home ownership were to decline or other factors were to reduce the aggregate number of U.S. mortgage loans outstanding, our revenues from mortgage processing could be adversely affected. Our technology services include, among others, our Desktop application, which at present is deployed primarily to customers utilizing our default management services but has broader applications. The Desktop application generally earns revenues on a per transaction basis. Our data and analytics services primarily consist of our property records data businesses, our alternative valuation services and our applied analytical tools. For 2007, the Technology, Data and Analytics segment produced $570.1 million, or 33.7%, of our combined revenues.

Our Loan Transaction Services segment consists principally of our loan facilitation services and our default management services. Our loan facilitation services consist primarily of settlement services provided through centralized facilities in accordance with a lender’s specific requirements, regardless of the geographic location of the borrower or property, traditional property appraisals provided through our nationwide network of independent appraisers, and certain other origination and real estate-related services. Our default management services are provided to national lenders and loan servicers. These services allow our customers to outsource some or all of the business processes necessary to take a loan and the underlying property through the default and foreclosure process. Unlike our loan facilitation businesses and certain of our data and analytics businesses, in our default businesses higher interest rates may tend to increase revenues as the level of defaults increases. Our revenues from our Loan Transaction Services segment in 2007 were $1,125.9 million, or 66.6%, of our combined revenues.

In 2007, 2006 and 2005, all of our revenues were from sources within the U.S. and Puerto Rico.

For further historical financial information about our segments, see Note 13 to our combined financial statements.

Technology, Data and Analytics

Our Technology, Data and Analytics segment offers leading software systems and information solutions that facilitate and automate many of the business processes across the life cycle of a mortgage. Our customers use our technology and services to reduce their operating costs, improve their customer service and enhance their competitive position. We continually work with our customers to customize and integrate our software and services in order to assist them in achieving the value proposition that we offer to them.

Technology.  We sell the most widely used mortgage loan servicing platform in the U.S., which offers a comprehensive set of mortgage servicing functions within a single system. We also offer our Desktop application, which is a middleware information system that we have deployed primarily for use with our default management services. The primary applications and services of our technology businesses include:

•	MSP. Our mortgage servicing platform, or MSP, is an application that automates loan servicing, including loan setup and ongoing processing, customer service, accounting and reporting to the secondary mortgage market, and federal regulatory reporting. MSP serves as the core application through which our bank customers keep the primary records of their mortgage loans, and as a result is an important part of the bank’s underlying processing infrastructure. MSP processes a wide range of loan products, including fixed-rate mortgages, adjustable-rate mortgages, construction loans, equity lines of credit and daily simple interest loans. We believe a substantial opportunity exists to expand the use of MSP in processing home equity lines of credit, or HELOCs. Traditionally, the software systems that many banks use to process HELOCs are based on credit card systems, and we believe, as a result, are less robust than MSP in areas such as escrow tracking and regulatory reporting. We believe the banking industry is now beginning to realize that it needs better processing systems for HELOCs than most banks currently employ. We have also integrated some of our analytic tools into MSP, which can assist our customers’ loan marketing or loss mitigation efforts.

When a bank hires us to process its mortgage portfolio, we provide the hardware and the skilled personnel whose role is to keep the system up and running 24 hours a day, seven days a week; to keep the programs and interfaces running smoothly; and to make the system and application changes needed to upgrade the processes and ensure compliance with regulatory changes. We also undertake to perform the processing securely. The bank customer is responsible for all external communications and all keying or other data input, such as reflecting when checks or other payments are received from its loan customers. While MSP can be purchased on a stand-alone, licensed basis, approximately 84% of our MSP customers by loan volume choose to use us as their processing partner and engage us to perform all data processing functions in our technology center in Jacksonville, Florida. We believe that we achieve higher economies of scale than our customers could on their own and provide them with better margins because of the greater number of mortgages we service in our data center.

•	Desktop. We have developed a web-based workflow information system, which we refer to as Desktop. The Desktop application can be used for managing a range of different workflow processes. It can be used to organize images of paper documents within a particular file, to capture information from imaged documents, to manage invoices and to provide multiple constituencies access to key data needed for various types of process management. We originally developed Desktop for use in our default management businesses, although it is an enterprise workflow application that is used to handle a wide range of other processes. The Desktop application enables our customers to seamlessly manage different processes through a single application and thus reduces our customers’ processing time and application maintenance costs. We provide electronic access for all our default management customers through our Desktop application that allows them to monitor the status of our services over the Internet. We can also create an automated interface between MSP and the Desktop that allows default services pre-selected by our customers to automatically begin at a pre-determined stage in the default of any loan which is serviced by our MSP application. The Desktop application was originally developed to serve as a core application for tracking all stages of the default management process, and managing a defaulted loan through our Desktop application offers a faster, more efficient handling of such loan.

•	Other Software Applications. We offer various software applications and services that facilitate the origination of mortgage loans in the U.S. For example, we offer a loan origination software system, known as Empower!, which is used by banks, savings & loans, mortgage bankers and sub-prime lenders to automate the loan origination process. Empower provides seamless credit bureau access and interfaces with MSP, automated underwriting systems used by Freddie Mac and Fannie Mae and various vendors providing settlement services. We also offer a software system, known as SoftPro, which is a leading real estate closing and title insurance production application. SoftPro is used by over 12,500 customers to create the appropriate forms necessary for the closing of residential and commercial real estate transactions in the U.S. Finally, we are the majority owner of RealEC Technologies, Inc., or RealEC, which is a provider of collaborative network solutions to the mortgage industry. RealEC’s applications enable lenders and their business partners to electronically connect, collaborate and automate their business processes to eliminate paper, manual processing and other obstacles in the origination and servicing of mortgage loans. RealEC provides partner connectivity, automated vendor management, advanced data capture, document management services, integration services, intelligent product decision tools, vendor sourcing tools and a B2B exchange to more than 2,000 mortgage originators (including 17 of the top 20).

We build all of our technology platforms to be scalable, highly secure, flexible, standards-based, and web connected. Standards and web connectivity ensure that our products are easy to use for our customers. Further, we can bring solutions to market quickly due to investments that we have made in integrating our technology.

Data and Analytics.  In addition to our technology applications, this segment provides data and analytics that are used in different steps in the life cycle of a mortgage. Our primary data and analytics services are:

•	Enhanced Property Data and Information. We acquire and aggregate real estate property data on a national level and we have been a leader in making such data available to our customers in a single database with a standard national format. Our property database currently covers areas where approximately 88% of the U.S. population resides. We distribute this data through bulk sales, customized XML feeds and our web portal SiteX.com. We also offer a number of value added services that enable our customers to utilize this data to assess risk, determine property values, track market performance, generate leads and mitigate risk. Our customers include realtors, investors, mortgage brokers, title companies, direct marketers, appraisers, and lenders.

•	Alternative Valuation Services. In recent years, the increasing availability of reliable information related to real estate and real estate transactions has encouraged lenders and other real estate professionals to use alternatives to traditional appraisals. We offer our customers a broad range of property valuation services beyond the traditional appraisals offered by our Loan Transaction Services segment that allow them to match their risk of loss with alternative forms of property valuations, depending upon their needs and regulatory requirements. These include, among others, automated valuation models, broker price opinions, collateral risk scores, appraisal review services and valuation reconciliation services. To deliver these services, we utilize artificial intelligence software, detailed real estate statistical analysis, and modified physical property inspections.

•	Advanced Analytic and Capital Markets Services. We offer advanced analytic tools that enable our customers to take proactive steps with respect to their loan portfolios. For example, we provide pre-payment and default propensity tools as well as due diligence and property valuation services in connection with the marketing and sale of loan portfolios in the secondary market. Our due diligence services consist of a review of a loan pool’s data files for accuracy and completeness, analysis of the physical loan files to determine compliance with internal underwriting guidelines and various regulatory disclosure requirements and the preparation and presentation of reports reflecting our findings.

The following table sets forth our revenues for the last three years from our mortgage processing services and other services in this segment.

	2007	2006	2005
	(In thousands)

Mortgage Processing	$339,670	$324,555	$314,193
Other	230,476	222,406	211,066

Total Segment Revenues	$570,146	$546,961	$525,259

Loan Transaction Services

Our Loan Transaction Services segment offers customized outsourced business process and information solutions. We work with our customers to set specific parameters regarding the services they require, and where practicable, provide a single point of contact with us for these services no matter where the property is located. As a result, our customers are able to utilize our services in a manner that we believe provides a greater level of consistency in service, pricing and quality than if these customers were to contract separately for similar services.

Loan Facilitation Services.  This segment includes the following services, which we refer to as our loan facilitation services:

•	Settlement Services. We offer centralized title agency and closing services to our financial institution clients. Our title agency services include conducting title searches and preparing an abstract of title, reviewing the status of title in a title commitment, resolving any title exceptions, verifying the payment of existing loans secured by a subject property, verifying the amount of prorated expenses and arranging for the issuance of a title insurance policy by a title insurer. Our closing management services are currently available in 46 states and the District of Columbia and include preparing checks, deeds and affidavits and recording appropriate documents in connection with the closing. We maintain a network of independent closing agents that are trained to close loans in accordance with the lender’s instructions, and a network of independent notaries who are available to promptly assist with the closing. We also provide services with respect to recording and releases of liens.

•	Appraisal Services. This segment provides traditional appraisals, as opposed to the alternative property valuations our Technology, Data and Analytics segment offers. Traditional property appraisals involve labor intensive inspections of the real property in question and of comparable properties in the same and similar neighborhoods, and typically take weeks to complete. We have developed processes and technologies that allow our lender customers to outsource their appraisal management function to us and we provide our customers with access to a nationwide network of over 19,000 independent, fully licensed appraisers. Our traditional appraisal services are typically provided in connection with first mortgages.

•	Other Origination Services. We offer lenders real estate tax information and federal flood zone certifications in connection with the origination of new mortgage loans. We also offer monitoring services that will notify a lender of any change in tax or flood zone status during the life of a loan. Additionally, we provide complete outsourcing of tax escrow services, including the establishment of a tax escrow account that is integrated with the lender’s mortgage servicing system and the processing of tax payments to taxing authorities. Finally, we act as a qualified exchange intermediary for those customers who seek to engage in qualified exchanges under Section 1031 of the Internal Revenue Code, which allows capital gains tax deferral on the sale of certain investment assets.

We frequently combine and customize our loan facilitation services to meet the specific requirements of our customers. For example, we have developed an automated process combining certain of our services that enables selected customers to offer special lending programs to their customers, such as expedited refinance transactions. This process includes an automated title search, which ultimately permits us to deliver our services in a substantially shorter period of time compared to the delivery of traditional services in the industry.

Default Management Services.  In addition to loan facilitation services, our Loan Transaction Services segment offers default management services. These services allow our customers to outsource the business processes necessary to take a loan and the underlying real estate securing the loan through the default and foreclosure process. Based in part on the range and quality of default management services we offer and our focus on customer service, our default management business has grown significantly and we are now the largest mortgage default management outsourced service provider in the U.S. We offer a full spectrum of outsourcing services relating to the management of defaulted loans, from initial property inspection to recording the final release of a mortgage lien.

•	Foreclosure Services. As our lender and servicing customers proceed toward the foreclosure of properties securing defaulted loans, we provide services that facilitate completing the foreclosure process. For example, we offer our customers a national network of independent attorneys, as well as comprehensive posting and publication of foreclosure and auction notices, and conduct mandatory title searches, in each case as necessary to meet state statutory requirements for foreclosure. We provide document preparation and recording services, including mortgage assignment and release preparation, and due diligence and research services. We also provide various other title services in connection with the foreclosure process.

•	Property Inspection and Preservation Services. At the onset of a loan default, our services are designed to assess and preserve the value of the property securing the loan. For example, through a nationwide network of independent inspectors, we provide inspection services, including daily reports on vacant properties, occupancy inspections and disaster and insurance inspections. We also offer a national network of independent contractors to perform property preservation and maintenance services, such as lock changes, window replacement, lawn service and debris removal.

•	Asset Management, Default Title and Settlement Services. After a property has been foreclosed, we provide services that aid our customers in managing their real estate owned, or REO, properties, including title services and property preservation field services that assist the lender in managing its REO properties. We also offer a variety of title and settlement services relating to the lender’s ownership and eventual sale of REO properties. Finally, we offer nationwide advisory and management services to facilitate a lender’s REO sales.

Similar to our loan facilitation services, in our default management services we work with our customers to identify specific parameters regarding the services they require and to provide a single point of contact for these services. Based on a customer’s needs, our services can be provided individually or, more commonly, as part of a solution that integrates one or more of the services with our technology applications, such as the Desktop or MSP.

Despite our large market share, we generally provide only some of our default management services to each customer. We believe that by combining the use of our Desktop application and a number of our default services, a lender can reduce its losses by better controlling timeline management of a defaulted loan. As a result, our customers are able to utilize our outsourcing services in a manner that we believe provides a greater level of consistency in service, pricing and quality than if these customers were to contract separately for similar services.

The following table sets forth our revenues for the last three years from our loan facilitation and default management services in this segment.

	2007	2006	2005
	(In thousands)

Loan Facilitation Services	$652,858	$623,115	$603,657
Default Services	473,021	277,836	216,441

Total Segment Revenues	$1,125,879	$900,951	$820,098

Corporate

In addition to our two reporting segments, we also have a corporate segment, which includes costs and expenses not allocated to other segments as well as certain smaller investments and operations.

Customers

We have numerous customers in each of the 21 categories of service that we offer across the mortgage continuum. A significant focus of our marketing efforts is on the top 50 U.S. banks, although we also provide our services to a number of other financial institutions, mortgage lenders, mortgage loan service providers and real estate professionals. We have processing and technology relationships with 39 of the top 50 U.S. banks, including nine of the top ten and 17 of the top 20. Additionally, over 50% of all U.S. residential mortgages by dollar volume are processed using our mortgage processing platform.

Our most significant customer relationships tend to be long-term in nature and are characterized by the extensive number of services that we provide to each customer. For example, we currently provide an average of approximately 12 of the 21 separate categories of service that we offer to each of our top ten customers in terms of aggregate revenue. Because of the depth of these relationships, we derive a significant portion of our aggregate revenue from our largest customers. For example, in 2007 our three largest customers accounted for approximately 25% of our aggregate revenue and approximately 23% and 26% of the revenue of our Technology, Data and Analytics and Loan Transaction Services segments, respectively. However, these revenues in each case are spread across a range of categories of service. Although the diversity of our services provided to each of these customers reduces the risk that we would lose all of the revenues associated with any of these customers, a significant deterioration in our relationships with or the loss of any one or more of these customers could have a significant impact on our results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Business Trends and Conditions” and “Risk Factors — Risks Related to Our Business — Consolidation in the banking and financial services industry could adversely affect our revenues by eliminating some of our existing and potential customers and could make us more dependent on a more limited number of customers” and “— If we were to lose any of our largest customers, our results of operations could be significantly affected.”

Sales and Marketing

Sales Force

We have teams of experienced sales personnel with subject matter expertise in particular services or in the needs of particular types of customers. These individuals have important contacts with their counterparts at our lending institution customers and play an important role in prospecting for new accounts. They work collaboratively and are compensated for sales they generate both within their areas of expertise and outside of those areas. These individuals also support the efforts of our Office of the Enterprise, discussed below.

A significant portion of our potential customers in each of our business lines is targeted via direct and/or indirect field sales, as well as inbound and outbound telemarketing efforts. Marketing activities include direct marketing, print advertising, media relations, public relations, tradeshow and convention activities, seminars, and other targeted activities. As many of our customers use a single service, or a combination of services, our direct sales force also targets existing customers to promote cross-selling opportunities. Our strategy is to use the most efficient delivery system available to successfully acquire customers and build awareness of our services.

Office of the Enterprise

The broad range of services we offer provides us with the opportunity to expand our sales to our existing customer base through cross-selling efforts. We have established a core team of senior managers to lead account management and cross-selling of the full range of our services to existing and potential customers at the top 50 U.S. lending institutions. The individuals who participate in this effort, which we coordinate through our Office of the Enterprise, spend a significant amount of their time on sales and marketing efforts.

Prior to the spin-off, the Office of the Enterprise also sought to cross-market our services with the bank core processing services FIS offers. Although FIS had some success with this approach, it frequently found that the bank personnel responsible for core processing lacked authority to make decisions on the services we offer. The Office of the Enterprise approach has historically been much more successful across our services lines. We do not believe that our loss of the ability to cross-market the service businesses FIS will retain following the spin-off will have a significant adverse effect on our revenues.

As part of the Office of the Enterprise operations, we engage in strategic account reviews, during which our executives share their knowledge of clients and the market in order to determine the best sales approach on a client-by-client basis. This enterprise approach benefits our clients in the following ways:

•	Our clients are better able to leverage the strength of all of our solutions. When lenders are introduced to our enterprise sales approach, they are able to take advantage of streamlined processes to increase efficiencies, which reduce their internal costs, shorten cycle time and, most importantly, create a better borrower experience.

•	We eliminated the multiple silos that existed across all of our operating divisions. By offering a centralized point of contact at an executive level, combined with access to subject matter experts across the business lines, we were able to reduce confusion among our clients and more effectively communicate the power of our solutions.

The benefit to us is a more cohesive sales force, with a compensation plan that supports the sale of products across all channels. This eliminates internal competition and confusion over client responsibility. As a result, we have created a cross-sell culture within our organization.

Intellectual Property

We rely on a combination of contractual restrictions, internal security practices, and copyright and trade secret law to establish and protect our software, technology, and expertise. Further, we have developed a number of brands that have accumulated goodwill in the marketplace, and we rely on trademark law to protect our rights in that area. We intend to continue our policy of taking all measures we deem necessary to protect our copyright, trade secret, and trademark rights.

Competition

A number of the businesses in which we engage are highly competitive. The processing businesses that make up our Technology, Data and Analytics segment compete with internal technology departments within financial institutions and with third party data processing or software development companies. As a result of our expansion efforts in home equity line of credit processing, we also compete against vendors of software and related services to credit card companies.

Competitive factors in processing businesses include the quality of the technology-based application or service, application features and functions, ease of delivery and integration, ability of the provider to maintain, enhance, and support the applications or services, and cost. We believe that due to our integrated technology and economies of scale in the mortgage processing business, we have a competitive advantage in each of these categories.

With respect to our mortgage servicing platform, our principal third party competitor is Fiserv, Inc. We also compete with our customers’ internal technology departments. MSP is the leading mortgage processing software in the U.S., and processes over 50% of all U.S. residential mortgage loans by dollar volume.

Our Desktop application, which is a workflow information system that can be used to manage a range of different workflow processes, is currently the leading mortgage default management application in the United States. We compete primarily with our customers’ in-house technology departments for this type of business.

For the businesses that comprise our Loan Transaction Services segment, key competitive factors include quality of the service, convenience, speed of delivery, customer service and price. Our title and closing services businesses principally compete with large national title insurance underwriters. Our appraisal services businesses principally compete with First American Corporation and small independent appraisal providers, as well as our customers’ in-house appraisers. Our other loan facilitation services businesses principally compete with First American Corporation and LandAmerica Financial Group, Inc, two large title insurance companies that provide a wide range of additional services to mortgage lenders. Due to a lack of publicly available information as to the national market for these services, we are unable to determine our overall competitive position in the national marketplace with respect to our loan facilitation services businesses. Our default management services businesses principally compete with in-house services performed directly by our customers and, to a lesser extent, other third party vendors that offer similar applications and services. Based in part on the range and quality of default management services we offer and our focus on customer service, our default management business has grown significantly and we are now the largest mortgage default management outsourced service provider in the United States.

Research and Development

Our research and development activities have related primarily to the design and development of our processing systems and related software applications. We expect to continue our practice of investing an appropriate level of resources to maintain, enhance and extend the functionality of our proprietary systems and existing software applications, to develop new and innovative software applications and systems in response to the needs of our customers, and to enhance the capabilities surrounding our outsourcing infrastructure. We work with our customers to determine the appropriate timing and approach to introducing technology or infrastructure changes to our applications and services. The costs of our company-sponsored research and development activities were less than 3% of revenues for each of 2007, 2006 and 2005.

Government Regulation

Various aspects of our businesses are subject to federal, state, and foreign regulation. Our failure to comply with any applicable laws and regulations could result in restrictions on our ability to provide our services, as well as the imposition of civil fines and criminal penalties.

As a provider of electronic data processing to financial institutions such as banks and credit unions, we are subject to regulatory oversight and examination by the Federal Financial Institutions Examination Council, an interagency body of the Federal Deposit Insurance Corporation, the National Credit Union Administration and various state regulatory authorities. In addition, independent auditors annually review several of our operations to provide reports on internal controls for our customers’ auditors and regulators. We also may be subject to possible review by state agencies that regulate banks in each state in which we conduct our electronic processing activities.

Our financial institution clients are required to comply with various privacy regulations imposed under state and federal law, including the Gramm-Leach-Bliley Act. These regulations place restrictions on the use of non-public personal information. All financial institutions must disclose detailed privacy policies to their customers and offer them the opportunity to direct the financial institution not to share information with third parties. The regulations, however, permit financial institutions to share information with non-affiliated parties who perform services for the financial institutions. As a provider of services to financial institutions, we are required to comply with the privacy regulations and are bound by the same limitations on disclosure of the information received from our customers as apply to the financial institutions themselves.

The Real Estate Settlement Procedures Act, or RESPA, and related regulations generally prohibit the payment or receipt of fees or any other item of value for the referral of a real estate-secured loan to a loan broker or lender and prohibit fee shares or splits or unearned fees in connection with the provision of residential real estate settlement services, such as mortgage brokerage and real estate brokerage. Notwithstanding these prohibitions, RESPA permits payments for goods furnished or for services actually performed, so long as those payments bear a reasonable relationship to the market value of the goods or services provided. RESPA and related regulations may to some extent restrict our real estate-related businesses from entering into certain preferred alliance arrangements. The U.S. Department of Housing and Urban Development is responsible for enforcing RESPA.

Real estate appraisers are subject to regulation in most states, and some state appraisal boards have sought to prohibit our automated valuation applications. Courts have limited such prohibitions, in part on the ground of preemption by the federal Financial Institutions Reform, Recovery, and Enforcement Act of 1989, but we cannot assure you that our valuation and appraisal services business will not be subject to regulation. For a discussion of the new Code of Conduct to be applied by Fannie Mae and Freddie Mac with respect to appraisals, please see “Risk Factors — In the wake of the current mortgage market, there could be adverse regulatory consequences or litigation that could affect us.”

The title agency and related services we provide are conducted through an underwritten title company, title agencies, and individual escrow officers. Our underwritten title agency is domiciled in California and is generally limited to requirements to maintain specified levels of net worth and working capital, and to obtain and maintain a license in each of the counties in California in which it operates. The title agencies and individual escrow officers are also subject to regulation by the insurance or banking regulators in many jurisdictions. These regulators generally require, among other items, that agents and individuals obtain and maintain a license and be appointed by a title insurer. We also own a title insurer which issues policies generated by our agency operations in relatively limited circumstances. This insurer is domiciled in New York and is therefore subject to regulation by the insurance regulatory authorities of that state. Among other things, no person may acquire 10% or more of our common stock without the approval of the New York insurance regulators.

The California Department of Insurance has recently adopted regulations that include formulas that would require rate reductions on title insurance that would begin in 2010. However, the Department recently announced its intention to promulgate new regulations that would eliminate those formulas and take a more targeted approach to perceived abuses in the title insurance industry. The effect of any such new measures cannot be predicted with certainty until they are proposed. Florida, New Mexico, and Texas have also announced reviews of title insurance rates and other states could follow. At this stage, we are unable to predict what the outcome will be of these or any similar processes. Any such rate reductions could adversely affect our revenues from our title agency services.

The IRS has proposed regulations under Section 468B regarding the taxation of the income earned on escrow accounts, trusts and other funds used during deferred exchanges of like-kind property and under Section 7872 regarding below-market loans to facilitators of these exchanges. The proposed regulations affect taxpayers that engage in like-kind exchanges and escrow holders, trustees, qualified intermediaries, and others that hold funds during like-kind exchanges. We currently do not know what effect these changes will have on our 1031 exchange businesses.

Although we do not believe that compliance with future laws and regulations related to our businesses, including future consumer protection laws and regulations, will have a material adverse effect on our company, enactment of new laws and regulations may increasingly affect the operations of our business, directly or indirectly, which could result in substantial regulatory compliance costs, litigation expense, adverse publicity, and/or loss of revenue.

Employees

As of December 31, 2007, we had approximately 7,000 employees. None of our workforce currently is unionized. We have not experienced any work stoppages, and we consider our relations with employees to be good.

We believe that our future success will depend, in part, on our ability to continue to attract, hire and retain skilled and experienced personnel.

Properties and Facilities

Our corporate headquarters will be located in Jacksonville, Florida, in a facility owned by us. We also own one facility in Sharon, Pennsylvania, and we lease 71 others listed by state as of December 31, 2007 as follows:

Number of
State	Locations

California	25
Texas	8
Florida	7
Other	31

In connection with the spin-off, we intend to align our and FIS’s properties in the most cost-effective manner. Where commercially and practically feasible, facilities that can be divided for joint occupancy by the two companies will be made available to both companies, and we will lease additional space as needed. We believe our properties will be suitable and adequate, and we believe we have sufficient capacity to meet our current needs.

Legal Proceedings

In the ordinary course of business, we are involved in various pending and threatened litigation matters related to our operations, some of which include claims for punitive or exemplary damages. We believe that no actions, other than the matters listed below, depart from customary litigation incidental to our business. As background to the disclosure below, please note the following:

•	These matters raise difficult and complicated factual and legal issues and are subject to many uncertainties and complexities.

•	In these matters, plaintiffs seek a variety of remedies including equitable relief in the form of injunctive and other remedies and monetary relief in the form of compensatory damages. In some cases, the monetary damages sought include punitive or treble damages. None of the cases described below includes a specific statement as to the dollar amount of damages demanded. Instead, each of the cases includes a demand in an amount to be proved at trial.

•	For the reasons specified above, it is not possible to make meaningful estimates of the amount or range of loss that could result from these matters at this time. We review these matters on an ongoing basis and follow the provisions of SFAS No. 5, Accounting for Contingencies, (“SFAS 5”) when making accrual and disclosure decisions. When assessing reasonably possible and probable outcomes, we base our decision on our assessment of the ultimate outcome following all appeals.

•	We intend to vigorously defend each of these matters, and we do not believe that the ultimate disposition of these lawsuits will have a material adverse impact on our financial position.

National Title Insurance of New York Inc. Litigation

One of our subsidiaries, National Title Insurance of New York, Inc., has been named in eight putative class action lawsuits: Barton, Lynn v. National Title Insurance of New York, Inc. et al., filed in the U.S. District Court for the Northern District of California on March 10, 2008; Gentilcore, Lisa v. National Title Insurance of New York, Inc. et al., filed in the U.S. District Court for the Northern District of California on March 11, 2008; Martinez, Louis and Silvia v. National Title Insurance of New York, Inc. et al., filed in the U.S. District Court for the Southern District of California on March 18, 2008; Swick, Judy and Thomas v. National Title Insurance of New York, Inc. et al., filed in the U.S. District Court for the District of New Jersey on March 19, 2008; Davis, Vincent Leon v. National Title Insurance of New York, Inc. et al., filed in the U.S. District Court for the Central District of California, Western Division, on March 20, 2008; Pepe, Pat and Olga v. National Title Insurance of New York, Inc. et al., filed in the U.S. District Court for the District of New Jersey on March 21, 2008; Kornbluth, Ian v. National Title Insurance of New York, Inc. et al., filed in the U.S. District Court for the District of New Jersey on March 24, 2008; and Lamb,

Edward and Frances v. National Title Insurance of New York, Inc. et al., filed in the U.S. District Court for the District of New Jersey on March 24, 2008. The complaints in these lawsuits are substantially similar and allege that the title insurance underwriters named as defendants, including National Title Insurance of New York, Inc., engaged in illegal price fixing as well as market allocation and division that resulted in higher title insurance prices for consumers. The complaints seek treble damages in an amount to be proved at trial and an injunction against the defendants from engaging in any anti-competitive practices under the Sherman Antitrust Act and various state statutes. National Title Insurance of New York, Inc. intends to join in a pending Motion to Transfer the actions to the U.S. District Court for the Southern District of New York for coordinated or consolidated pre-trial hearings.

Harris, Ernest and Mattie v. FIS Foreclosure Solutions, Inc.

A putative class action was filed on January 16, 2008 as an adversary proceeding in the Bankruptcy Court in the Southern District of Texas. The complaint alleges that LPS engaged in unlawful attorney fee-splitting practices in its default management business. The complaint seeks declaratory and equitable relief reversing all attorneys fees charged to debtors in bankruptcy court and disgorging any such fees we collected. We filed a Motion to Dismiss, and the Bankruptcy Court dismissed three of the six counts contained in the complaint. We also filed a Motion to Withdraw the Reference and remove the case to federal district court as the appropriate forum for the resolution of the allegations contained in the complaint. The Bankruptcy Court recommended removal to the U.S. District Court for the Southern District of Texas, and the U.S. District Court accepted that recommendation in April 2008.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the information as of March 31, 2008 regarding the individuals who are expected to serve as our executive officers and directors following the spin-off. All ages are as of March 31, 2008.

Name	Age	Position

William P. Foley, II	63	Chairman of the Board
Jeffrey S. Carbiener	45	President and Chief Executive Officer
Francis K. Chan	38	Executive Vice President and Chief Financial Officer
Daniel T. Scheuble	49	Executive Vice President and Co-Chief Operating Officer
Eric D. Swenson	48	Executive Vice President and Co-Chief Operating Officer
Todd C. Johnson	42	Executive Vice President, General Counsel and Corporate Secretary
Marshall Haines	40	Director
James K. Hunt	56	Director
Lee A. Kennedy	57	Director
Daniel D. (Ron) Lane	73	Director
Cary H. Thompson	51	Director

The following sets forth certain biographical information with respect to our executive officers and directors listed above.

William P. Foley, II will be the Chairman of our board of directors. He has served as a director of FIS since February 2006 and is the Executive Chairman of the board of directors of FIS. Mr. Foley has also served as the executive Chairman of the board of directors of FNF since October 2006. Mr. Foley served as Chief Executive Officer of FNF from October 2006 until May 2007. Mr. Foley served as Chairman of the board and Chief Executive Officer of old FNF from that company’s formation in 1984 until the merger between old FNF and FIS.

Jeffrey S. Carbiener will be our President and Chief Executive Officer. He has served as Executive Vice President and Chief Financial Officer of FIS since February 2006, and served as the Executive Vice President and Group Executive, Check Services of Certegy, from June 2001 until the time of the merger in February 2006. Prior to joining Certegy, Mr. Carbiener served as Senior Vice President, Equifax Check Solutions, a unit of Equifax Inc., from February 1998 until June 2001.

Francis K. Chan will be our Executive Vice President and Chief Financial Officer. He has served as FIS’s Senior Vice President, Chief Accounting Officer and Controller since December 2005 and manages the accounting and financial reporting functions of FIS. Additionally, Mr. Chan is responsible for FIS’s Sarbanes-Oxley 404 compliance. Mr. Chan served as Vice President, Accounting and Financial Operations of old FNF from April 2003 until December 2005, and as Controller of old FNF from 1998 until December 2005. Mr. Chan served in various other management roles with old FNF from July 1995 until 1998. Prior to that, Mr. Chan was employed by KPMG LLP.

Daniel T. Scheuble will be our Executive Vice President and Co-Chief Operating Officer. He has served as Executive Vice President of the Mortgage Processing Services division of FIS since April 2006. Mr. Scheuble joined former FIS in 2003 as Chief Information Officer of the Mortgage Servicing Division. Before joining former FIS, Mr. Scheuble was Chief Information Officer at GMAC Residential and prior to that, he was the Executive Vice President and Chief Information Officer of Loan Operations for HomeSide Lending.

Eric D. Swenson will be our Executive Vice President and Co-Chief Operating Officer. He has served as Executive Vice President of the Mortgage Information Services division of FIS since April 2006. Prior to that time, Mr. Swenson was an Executive Vice President of old FNF and served as the President of the Lender Outsourcing Division of former FIS from January 2004 until April 2006. Mr. Swenson served as President and Chief Operating Officer of Fidelity National Information Solutions, Inc., which was a majority-owned subsidiary of old FNF, from August 2001 to December 2002, and as Executive Vice President of Fidelity National Information Solutions, Inc. from

December 2002 through December 2003. Prior to August 2001, Mr. Swenson was an Executive Vice President and Regional Manager with old FNF.

Todd C. Johnson will be our Executive Vice President, General Counsel and Corporate Secretary. He has served as Assistant General Counsel and Corporate Secretary of FIS since February 2006 and of FNF since October 2005. Mr. Johnson also previously served as Assistant General Counsel and Corporate Secretary of Former FNF from July 2003 until November 2006. Prior to joining Former FNF, Mr. Johnson was a partner in the Corporate and Securities practice group of Holland & Knight LLP.

Marshall Haines will serve as a director of our company. He has served as a director of FIS since February 2006. Since March 2004, Mr. Haines has been a principal of Tarrant Partners, L.P., an affiliate of Texas Pacific Group. Prior to joining Tarrant Partners, Mr. Haines worked with Bain Capital for ten years, specializing in leveraged buyout transactions in a variety of industries.

James K. Hunt will serve as a director of our company. He has served as a director of FIS since April 2006. Since May 2007, Mr. Hunt has served as Chief Executive Officer and Chief Investment Officer of THL Credit Group, L.P., a credit affiliate of Thomas H. Lee Partners, L.P. providing capital to public and private companies for growth, recapitalizations, leveraged buyouts and acquisitions. Previously, Mr. Hunt founded and was CEO and Managing Partner of Bison Capital Asset Management, LLC, a private equity firm, since 2001. Prior to founding Bison Capital, Mr. Hunt was the President of SunAmerica Corporate Finance and Executive Vice President of SunAmerica Investments (subsequently, AIG SunAmerica). Mr. Hunt also serves as a director of Primus Guaranty, Ltd.

Lee A. Kennedy will serve as a director of our company. He has served as a director and as President and Chief Executive Officer of FIS since March 5, 2001. Prior to the merger between Certegy and former FIS, he also served as the Chairman of Certegy from February 2002 until February 2006, and as the President of Certegy from March 2001 until May 2004. Prior to that, he served as President, Chief Operating Officer and director of Equifax Inc., a leading provider of consumer credit and other business information, from June 1999 until June 29, 2001. Mr. Kennedy also serves as a director of Equifax.

Daniel D. (Ron) Lane will serve as a director of our company. He has served as a director of FIS since February 2006. Mr. Lane served as a director of old FNF from 1989 until the merger between FIS and old FNF in November 2006. Since February 1983, Mr. Lane has been a principal, Chairman and Chief Executive Officer of Lane/Kuhn Pacific, Inc., a corporation that comprises several community development and home building partnerships, all of which are headquartered in Newport Beach, California. He also serves as a director of FNF and CKE Restaurants, Inc.

Cary H. Thompson will serve as a director of our company. He has served as a director of FIS since February 2006. Mr. Thompson served as a director of old FNF from 1992 until the merger between FIS and old FNF in November 2006. Mr. Thompson currently is a Managing Director with Banc of America Securities LLC. From 1999 to May 2008, Mr. Thompson was a Senior Managing Director with Bear Stearns & Co. Inc. Prior to that, Mr. Thompson was a director and Chief Executive Officer of Aames Financial Corporation, from 1996 to 1999. Mr. Thompson also serves as a director of FNF and SonicWall Corporation.

The Board

Our directors will be divided into three classes of approximately equal size and serve for staggered three-year terms. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose term has expired. Class I’s term will expire at the 2009 annual meeting, Class II’s term will expire at the 2010 annual meeting and Class III’s term will expire at the 2011 annual meeting. Our director nominees will be allocated to classes upon their election to the board of directors. We intend to appoint independent directors to serve on our board as required by the rules of the NYSE.

For a description of requirements of our bylaws with respect to stockholder proposals and director nominations by stockholders, see “Description of Capital Stock — Certain Provisions of our Certificate of Incorporation, Bylaws and Delaware Law — Notice Provisions Relating to Stockholder Proposals and Nominees.”

Committees of the Board

Following the spin-off, the standing committees of our board of directors will include the audit committee, the nominating and corporate governance committee, and the compensation committee. These committees are described below. Our board of directors may also establish various other committees to assist it in its responsibilities.

Audit committee.  This committee will be primarily concerned with the accuracy and effectiveness of the audits of our financial statements by our internal audit staff and by our independent auditors. This committee is responsible for assisting the board of directors’s oversight of:

•	the quality and integrity of our financial statements and related disclosure;

•	our compliance with legal and regulatory requirements;

•	the independent auditor’s qualifications and independence; and

•	the performance of our internal audit function and independent auditor.

The rules of the NYSE require that each issuer have an audit committee of at least three members, and that one independent director (as defined in those rules) be appointed to the audit committee at the time of listing, one within 90 days after listing and the third within one year after listing. We expect to appoint at least one independent director to our audit committee effective as of our listing. We intend to appoint additional independent directors to serve on our board and the audit committee as soon as practicable, but in any event within the time periods prescribed by the listing rules.

Nominating and corporate governance committee.  This committee’s responsibilities will include the selection of potential candidates for our board of directors and the development and annual review of our governance principles.

Compensation committee.  This committee will have two primary responsibilities:

•	to monitor our management resources, structure, succession planning, development and selection process as well as the performance of key executives; and

•	to review and approve executive compensation and broad-based and incentive compensation plans.

We intend to appoint independent directors (as defined in the applicable NYSE listing rules) to serve on the compensation committee and the nominating and corporate governance committee as soon as practicable, but in any event within the time period prescribed by the listing rules.

Executive and Director Compensation

Compensation Discussion and Analysis

The following compensation discussion and analysis may contain statements regarding corporate performance targets and goals. These targets and goals are disclosed in the limited context of our compensation programs and should not be understood to be statements of management’s expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Introduction

In this compensation discussion and analysis, we discuss the compensation objectives and decisions, and the rationale behind those decisions, relating to the compensation provided to certain of our named executive officers in 2007. Our named executive officers are:

Name	Position

William P. Foley, II	Chairman of the Board
Jeffrey S. Carbiener	President and Chief Executive Officer
Francis K. Chan	Executive Vice President and Chief Financial Officer
Daniel T. Scheuble	Executive Vice President and Co-Chief Operating Officer
Eric D. Swenson	Executive Vice President and Co-Chief Operating Officer

We also discuss in this section the ways in which our approach to compensating our named executive officers might differ, or not differ, from FIS’s after we become a stand-alone public company.

Background

Each of our named executive officers is currently employed by our parent. With the exception of Mr. Foley, our named executive officers’ employment with our parent will terminate at the time of the spin-off. It is anticipated that Mr. Foley will remain an employee of FIS and LPS. Although only Messrs. Foley and Carbiener were named executive officers of FIS for 2007, the FIS compensation committee approved the base salary, annual incentives and long-term equity-based incentives of all our named executive officers. Accordingly, except where we indicate otherwise, this compensation discussion and analysis relates to compensation decisions made by the FIS compensation committee. At least initially, we anticipate that most of the plans and programs under which we compensate our named executive officers will be largely the same as the plans and programs maintained by our parent. Consequently, we anticipate that our compensation programs, including the programs’ objectives, will be substantially similar to those of FIS immediately following the distribution. We also anticipate that, at least initially, the rationale for each element of compensation for our named executive officers will be substantially similar to the rationale behind the compensation decisions made by FIS and FIS’s compensation committee.

In 2007, Messrs. Scheuble and Swenson provided services exclusively to the LPS business. Messrs. Foley, Carbiener and Chan provided services to FIS and to us. In preparing our audited financial statements for 2007, we determined the compensation paid to these “shared executives” for services provided to FIS and to us, and allocated a portion of that compensation to us based on the proportion of each executive’s time estimated to have been spent providing services to us. However, the amounts we report in this “Management” section reflect all of the compensation paid by FIS in 2007, whether or not allocable to services provided to us.

Objectives of our Compensation Program

Our parent’s compensation programs are designed to attract and motivate high performing executives with the objective of delivering long-term shareholder value and financial results. Retaining our key employees also is a high priority, as there is significant competition in our industry for talented managers. Following the spin-off, our compensation programs will have the same objectives. We think the most effective way of accomplishing these objectives is to link the compensation of our named executive officers to specific annual and long-term strategic goals, thereby aligning the interests of the executives with those of the stockholders. Our parent has a history of delivering strong results for its shareholders, and we believe our parent’s practice of linking compensation with corporate performance has contributed significantly to its track record. We are hopeful that, following the spin-off, this practice of linking compensation with corporate performance will also help us succeed.

Following the spin-off, we anticipate that a significant portion of each named executive officer’s total annual compensation will be linked to performance goals that are intended to deliver measurable results. Executives will generally be rewarded only when and if the pre-established performance goals are met or exceeded. We also believe that material stock ownership by executives assists in aligning executive’s interests with those of stockholders and strongly motivates executives to build long-term stockholder value. We expect that our stock-based compensation programs will assist in creating this link. Finally, we desire to provide our executives with total compensation that is competitive relative to the compensation paid to similarly situated executives from similarly sized companies, and which is sufficient to motivate, reward and retain those individuals with the leadership abilities and skills necessary for achieving our ultimate objective: the creation of long-term stockholder value.

Role of Compensation Committee and Executive Officers in Determining Executive Compensation

After the spin-off, our compensation committee will be responsible for approving and monitoring the compensation of all our named executive officers. Our President and Chief Executive Officer will also play an important role in determining executive compensation levels, by making recommendations to our compensation committee regarding salary adjustments and incentive awards for his direct reports. We anticipate that our Chairman may also make recommendations with respect to equity-based incentive compensation awards. These recommendations will be based on a review of an executive’s performance and job responsibilities and potential future performance. Our compensation committee may exercise its discretion in modifying any recommended salary adjustments or incentive awards for our executives. Our Chairman and our President and Chief Executive Officer will not make recommendations to the compensation committee with respect to their own compensation.

Establishing Executive Compensation Levels

Historically

Our parent operates in a highly competitive industry, and competes with its peers and competitors to attract and retain highly skilled executives within that industry. In order to attract talented executives with the leadership abilities and skills necessary for building long-term shareholder value, motivate its executives to perform at a high level, reward outstanding achievement and retain its key executives over the long-term, FIS’s compensation committee sets total compensation at levels it determines to be competitive in its market.

When determining the overall compensation of its executive officers, including base salaries and annual and long-term incentive amounts, FIS’s compensation committee considers a number of factors it deems important. These factors include financial performance, individual performance, and an executive’s experience, knowledge, skills, level of responsibility and expected impact on the future success of our parent. FIS’s compensation committee also considers corporate governance and regulatory factors related to executive compensation and marketplace compensation practices.

When considering marketplace compensation practices, FIS’s compensation committee considers data on base salary, annual incentive targets and long-term incentive targets, focusing on levels of compensation from the 50th to the 75th percentiles of market data. These levels of total compensation provide a point of reference for the committee, but the FIS compensation committee ultimately makes compensation decisions based on all of the factors described above.

Role of Compensation Consultants

To further the objectives of FIS’s compensation program, FIS’s compensation committee engaged Strategic Apex Group, an independent compensation consultant, to conduct an annual review of FIS’s compensation programs for its named executive officers, as well as for other key executives, including our named executive officers. Strategic Apex Group provided FIS’s compensation committee with relevant market data and alternatives to consider when making compensation decisions for FIS’s key executives, including our named executive officers.

To assist FIS’s compensation committee in determining 2007 compensation levels, Strategic Apex Group gathered marketplace compensation data on total compensation, which consisted of annual salary, annual incentives, long-term incentives and pay mix. Strategic Apex Group used two different marketplace data sources: (1) surveys prepared by Hewitt Associates and Towers Perrin, which together contain data on approximately 700 companies, and (2) a group of 14 publicly-traded companies. The 14 companies were:

•	Affiliate Computer Services, Inc.

•	Automatic Data Processing, Inc.

•	CA, Inc.

•	DST Systems, Inc.

•	First Data Corporation

•	Fiserv, Inc.

•	Intuit Inc.

•	MasterCard Incorporated

•	NCR Corporation

•	SunGard Data Systems Inc.

•	Symantec Corporation

•	The Western Union Company

•	Telephone & Data Systems, Inc.

•	Unisys Corporation

These companies are all in the same general industry as our parent and were selected either because they have comparable annual revenues or because they compete directly with our parent for key employees. This compensation information provided by Strategic Apex Group provided a basis for the evaluation of total executive compensation paid to FIS’s executive officers, including our named executive officers, but as stated before many other factors were considered by FIS’s compensation committee.

Going Forward

We anticipate taking the same approach when establishing compensation levels for our named executive officers after the spin-off. Specifically, we anticipate consideration of marketplace compensation data, but we also believe decisions regarding compensation should take into account subjective factors, including assessments of an executive’s performance and the executive’s experience, level of responsibility and expected impact on our future success.

Allocation of Total Compensation

Historically

Our parent compensates its executives through a mix of base salary, annual cash incentives and long-term equity-based incentives. FIS also maintains standard employee benefit plans for its employees and executive officers and provides some limited perquisites. These benefits and perquisites are described later. FIS’s compensation committee generally allocates its executive officers’ compensation based on its determination of the appropriate ratio of performance-based compensation to other forms of regularly-paid compensation. In making this determination, the compensation committee considers how other companies allocate compensation, based on the marketplace data provided by its compensation consultant, and each executive’s level of responsibility, the individual skills, experience and contribution of each executive, and the ability of each executive to impact company-wide performance and create long-term shareholder value.

In 2007, our named executive officers’ compensation was allocated among annual salary, annual cash incentives and long-term equity-based incentives, with a heavy emphasis on the at-risk, performance-based components of annual cash incentives and long-term equity-based incentives.

FIS’s compensation committee believes performance-based incentive compensation comprising 60% to 90% of total target compensation is appropriate. FIS’s compensation committee also believes a significant portion of an executive officer’s compensation should be allocated to equity-based compensation in order to effectively align the interests of FIS’s executives with the long-term interests of its shareholders. Consequently, for 2007, a majority of FIS’s named executive officers’ total compensation was provided in the form of nonqualified stock options.

When allocating Mr. Foley’s compensation among base salary and annual and long-term incentives, FIS’s compensation committee considers that Mr. Foley is not employed exclusively by our parent. Specifically, because Mr. Foley does not dedicate 100% of his time on a day-to-day basis to FIS matters, FIS’s compensation committee has allocated a smaller portion of his annual compensation to base salary. Rather, because of Mr. Foley’s unique experience and his contributions to and impact on FIS’s long-term strategy and success, FIS’s compensation committee has heavily weighted Mr. Foley’s compensation toward at-risk, performance-based annual and long-term incentive opportunities.

Going Forward

Although we have not yet approved compensation arrangements or established compensation policies or procedures, we anticipate that our compensation committee will approach compensation decisions in much the same way as FIS’s compensation committee. Performance-based compensation will likely continue to comprise the majority of our named executive officers’ compensation following the spin-off. However, we will regularly consider the allocation of compensation among annual base salary, annual incentives and long-term incentives to ensure that our compensation structure and allocation of compensation among guaranteed payments and at-risk, performance-based compensation is furthering our compensation objectives and goals.

Executive Compensation Components

Historically

For 2007, the principal components of compensation for FIS’s named executive officers consisted of:

•	base salary;

•	performance-based annual cash incentives; and

•	long-term equity-based incentive awards in the form of stock options.

FIS also provided its executives with retirement and employee benefit plans as well as limited perquisites, although these items are not significant components of FIS’s compensation programs.

Going Forward

Following the spin-off, we anticipate that the principal components of compensation for our named executive officers will be substantially similar to those of FIS.

Base Salary

Historically

Our parent seeks to provide each of its named executive officers with a level of assured cash compensation for services rendered during the year sufficient, together with performance-based incentive awards, to motivate the executive to consistently perform at a high level. However, base salary is a relatively small component of the total compensation package, as FIS’s emphasis is on performance-based, at-risk pay. FIS’s compensation committee typically reviews salary levels at least annually as part of its performance review process, as well as in the event of promotions or other changes in executive officers’ positions with FIS.

In determining increases to an executive’s base salary, the FIS compensation committee considers the subjective and quantitative factors described above. Both Mr. Foley and Mr. Carbiener received significant increases to their base salaries from 2006 to 2007. The committee approved these increases in light of the minimum salaries required under their respective employment agreements, Mr. Foley’s and Mr. Carbiener’s experience, knowledge, skills, level of responsibility and expected impact on FIS’s future success, as well as the marketplace compensation data provided by Strategic Apex Group discussed above.

Going Forward

In connection with the spin-off, the FIS compensation committee will review the base salaries of our named executive officers to determine if any adjustments would be advisable in light of the fact that we would become a separate public company as of the spin-off and any additional responsibilities they may assume in connection with their positions with us.

We anticipate that following the spin-off, our compensation committee will determine annual base salary levels in the same manner as FIS’s compensation committee determined annual base salary levels. In the first quarter of each year, as was the case at FIS, our compensation committee will review and, if applicable, adjust the base salary of each of our named executive officers.

Annual Performance-Based Cash Incentives

Historically

Our parent awards annual cash incentives based upon the achievement of performance goals that are specified in the first quarter of the year. Our parent provides the annual incentives to its executive officers under an annual incentive plan that is designed to allow the annual incentives to qualify as deductible performance-based compensation, as that term is used in Section 162(m) of the Code. The annual incentive plan includes a set of performance goals that can be used in setting incentive awards under the plan. Our parent uses its annual incentive plan to provide a material portion of the executives’ total compensation in the form of at-risk, performance-based pay.

In the first quarter of 2007, annual incentive award targets were established by FIS’s compensation committee as described above for FIS’s named executive officers as a percentage of the individual’s base salary. Messrs. Foley’s and Carbiener’s annual incentive award targets were set in accordance with the provisions of their employment agreements, which are described below. In setting the targets for our other executives, FIS’s compensation committee considered the executive’s position within the FIS organization for 2007, level of responsibility and ability to impact company-wide performance and create long-term shareholder value. For 2007, Mr. Foley’s annual incentive target was 250% of base salary, Mr. Carbiener’s target was 150% of base salary, Mr. Chan’s target was 50% of base salary, and Messrs. Scheuble’s and Swenson’s targets were 100% of base salary.

Actual payout could range from one-half to two times (three times for Mr. Foley) the target incentive opportunity, depending on achievement of the pre-established goals. However, no annual incentive payments are payable to an executive officer if the pre-established, minimum performance thresholds are not met. The ranges of possible payments under FIS’s annual incentive plan are set forth in the Grants of Plan-Based Awards table under the column Estimated Possible Payouts Under Non-Equity Incentive Plan Awards.

During the first quarter of 2007, FIS’s compensation committee established performance goals relating to the incentive targets described above and set a threshold performance level that needed to be achieved before any awards could be paid. These performance goals were specific, table driven measures, and FIS’s compensation committee did not retain discretion to increase the amount of the incentive awards, but did retain discretion to reduce such amounts.

Annual incentive awards for 2007 for the named executive officers were based on meeting weighted objectives for revenue growth (2007 target of 7.95% growth) and earnings before interest and taxes, or EBIT (2007 target of 17.56% growth), two key measures in evaluating the performance of FIS’s business. EBIT is calculated by taking GAAP net income and adding back interest expense, interest income, other non-operating expense, equity in earnings of unconsolidated subsidiaries, minority interest expense and income tax expense. For purposes of determining whether the targets under the annual incentive plan have been met, FIS also adjusts its revenue and EBIT results for the financial impact of certain events and activities, including merger, acquisition and divestiture activities, certain integration activities, and other restructuring charges, and for the impact of changes in foreign currency from budgeted rates.

Each of these targets was equally weighted. For 2007, FIS’s actual financial results relating to the performance goals exceeded the target level but fell just short of the maximum level with respect to revenue growth (2007 revenue growth was 9.14%), and met the threshold level with respect to EBIT growth (2007 EBIT growth was

14.6%). Our parent met but did not exceed threshold performance levels on the EBIT performance measures, and the compensation committee exercised its discretion and determined to pay only for exceeding target on the revenue growth performance measure. Accordingly, the incentive awards earned by FIS’s named executive officers for 2007, when combined, exceeded their threshold levels, but were less than the target levels. The annual incentive amounts earned under the annual incentive plan were approved by FIS’s compensation committee and are reported in the Summary Compensation Table under the column Non-Equity Incentive Plan Compensation.

Mr. Carbiener received a bonus in 2006 in connection with the merger between former FIS and Certegy on February 1, 2006. This bonus was required by the employment agreement with Mr. Carbiener, which replaced his prior change in control agreement. A description of his employment agreement can be found in the narrative following the Grants of Plan-Based Awards table and in the “Potential Payments Upon Termination or Change in Control” section. As consideration for the cancellation of the change in control agreement, his agreement to remain employed by FIS following the merger between former FIS and Certegy, and his agreement to abide by certain restrictive covenants contained in the employment agreement, Mr. Carbiener was paid $500,000 upon the completion of the merger between former FIS and Certegy. The bonus amount paid to Mr. Carbiener is listed in the Bonus column in the Summary Compensation Table.

Going Forward

We plan to adopt an annual incentive plan that is similar to FIS’s plan and we anticipate that annual performance-based cash incentives under the plan will constitute a substantial portion of the executive’s total compensation. Our compensation committee will determine the performance measures upon which the annual incentives will be based. All of our named executive officers will participate under the plan following the spin-off.

Long-Term Equity Incentive Awards

Historically

Our parent uses its shareholder-approved amended and restated Certegy Inc. Stock Incentive Plan, or the Certegy stock plan, for long-term incentive awards. Our parent has historically used nonqualified stock options as its primary form of equity compensation, although the plan is an omnibus plan that authorizes FIS to grant stock appreciation rights, restricted stock and restricted stock units. Our parent believes stock options assist in its goal of creating long-term shareholder value by linking the interests of named executive officers, who are in positions to directly influence shareholder value, with the interests of its shareholders. A descriptions of the Certegy stock plan can be found under the heading “Stock Incentive Plans” following the Grants of Plan-Based Awards table.

FIS’s general practice is to make awards during the fourth quarter of each year at a meeting of its compensation committee held following the release of third quarter earnings. Our parent also grants awards in connection with significant new hires or promotions.

In 2007, FIS’s compensation committee approved grants of nonqualified stock options to each of FIS’s named executive officers pursuant to the Certegy stock plan. The exercise prices and number of shares subject to these grants are disclosed in the Grants of Plan-Based Awards table.

FIS’s compensation committee considers several factors when determining award levels, and ultimately uses its judgment when making individual grants. The factors the committee considers include the following:

•	an analysis of competitive marketplace compensation data provided to the compensation committee by Strategic Apex Group;

•	the executive’s level of responsibility and ability to influence the company’s performance;

•	the executive’s level of experience and skills;

•	the need to retain and motivate highly talented executives; and

•	a subjective review of FIS’s business environment, objectives and strategy.

In each case, the stock options were awarded with an exercise price equal to the fair market value of a share on the date of grant, vest proportionately each year over three years based on continued employment with FIS, and have a seven year term. In addition to aligning the executive’s interest with the interests of its shareholders, our parent believes these stock option awards aid in retention, because the executive must remain with our parent for three years before the options become fully exercisable.

FIS’s compensation committee also approved a grant of 5,500 shares of restricted stock to Mr. Carbiener. The restricted stock award was granted in March 2007 as a merit award for his performance as FIS’s Chief Financial Officer in 2006. As FIS’s Chief Financial Officer, Mr. Carbiener is principally responsible for overseeing the financial performance of FIS, and in making this award the committee considered the fact that during 2006 FIS significantly outperformed its revenue growth targets, while simultaneously implementing significant expense reductions. The committee also considered Mr. Carbiener’s role in leading the integration of the operations of Certegy Inc. and former FIS following the merger of the two companies. His responsibilities in these efforts included, among others, acting as the principal architect of the expense reduction plan and overall responsibility for the timely completion of the integration. These integration efforts led to expense synergies in excess of $30 million and significant revenue synergies during 2006. This award vested on the first anniversary of the date of grant.

In addition, in May 2007, Mr. Foley was awarded an option to purchase 400,000 shares of FNRES Holdings, Inc., or FNRES, an affiliate of FIS in which it holds a minority interest, at an exercise price of $10 per share. The option was granted under the FNRES Holdings, Inc. 2007 Stock Incentive Plan, or the FNRES stock plan. The options granted under the FNRES stock plan vest upon the earliest to occur of (i) a change in control or (ii) following an initial public offering; provided that in each case the options vest only if the equity value of a share of FNRES common stock equals at least $20 per share (subject to adjustment) and Mr. Foley’s service with FNRES has not been terminated. The grant was approved by the FNRES board and by the FIS compensation committee. The option was granted in consideration of services to be provided by him to FNRES and to encourage him to work toward increasing FNRES’s stock price and to achieve a successful sale or initial public offering of FNRES. Mr. Foley currently serves as chairman of the board and chief executive officer of FNRES. In those capacities, he is responsible for its strategic direction and for oversight of its execution of its strategic plans, including its efforts at achieving the goals upon which vesting of the options is contingent. He regularly meets with its chief operating officer and other executives to review and direct the company’s performance. Further details of Mr. Foley’s 2007 FNRES option grant are provided in the Grants of Plan- Based Awards table and the related footnote. A description of the FNRES Stock Plan can be found under the heading “FNRES Stock Plan.”

Further details concerning the stock option grants made by FIS in 2007 to our named executive officers are provided in the Grants of Plan-Based Awards table and the related footnotes.

Going Forward

In general, the outstanding stock-based awards held by our named executive officers will be treated in the same manner as stock-based awards held by all of our employees.

Effective as of the spin-off, with the exception of Mr. Foley, our named executive officers’ FIS stock options will be converted into stock options to purchase shares of our common stock. The exercise prices and numbers of shares subject to each option grant will be adjusted to reflect the differences in FIS’s and our common stock prices. Our stock options will be granted under our new omnibus incentive plan, which we anticipate will be approved by the FIS compensation committee in connection with the distribution, and ratified by our compensation committee and board of directors following completion of the spin-off. The plan will allow us to provide our eligible employees, including each of our named executive officers, grants of equity-based incentive awards based on our shares in the future if our compensation committee determines that it is in the best interest of our company and our stockholders to do so.

Mr. Foley’s FIS stock options will be split in half. One half will be adjusted, in an amount yet to be determined, pursuant to the terms of the applicable FIS equity incentive plans, taking into account the change in the value of FIS common stock as a result of the spin-off. The other half will be replaced with our stock options granted under our omnibus incentive plan with the same terms and conditions as the FIS options, but with equitable adjustments made to the exercise prices and the number of shares underlying the options to reflect the difference in value of FIS and our common stock.

Effective as of the spin-off, with the exception of Mr. Foley, our named executive officers’ restricted stock awards will be forfeited as a result of the named executive officers’ termination of employment with FIS and they will receive replacement awards of our restricted stock under our omnibus incentive plan. These replacement awards will have the same terms and conditions as the forfeited FIS awards, and the shares will vest on the same dates the FIS awards would have vested. The number of shares subject to the awards will be adjusted to reflect the differences in stock value of FIS and LPS.

Mr. Foley’s restricted stock will be split in half. One half will be equitably adjusted by increasing the number of shares of FIS restricted stock to prevent dilution. The additional shares of restricted stock will have the same transfer restrictions and forfeiture conditions as the original grants. The other half will be replaced with awards of our restricted stock. These replacement awards will have the same terms and conditions as the forfeited FIS awards, and the shares will vest on the same dates the FIS awards would have vested. The number of shares subject to the awards will be adjusted to reflect the differences in stock value of FIS and LPS.

While we anticipate granting equity-based awards after the spin-off, we have not yet approved grants or determined the size, type or terms of grants or when they might be made. These decisions will be made by our compensation committee. For performance-based equity grants, we will use performance metrics that are appropriate for the timing, size, scope and industry of LPS. From time to time, we may grant equity awards to our executive officers outside the annual award process, such as in connection with the hiring of a new executive, for retention purposes, to reward exemplary performance, and/or in connection with a promotion.

Employment Agreements

Historically

FIS has entered into a three-year employment agreement with each of Messrs. Carbiener, Scheuble and Swenson, effective May 1, 2008, to serve as its Chief Financial Officer, Executive Vice President of Mortgage, and Executive Vice President of Mortgage Information Services, respectively. FIS also entered into a two-year employment agreement with Mr. Chan, effective May 1, 2008, to serve as its Senior Vice President and Chief Accounting Officer. The employment agreements contain a provision for automatic annual extensions beginning on the first anniversary of the effective date and continuing thereafter unless either party provides timely notice that the term should not be extended. The employment agreements provide for a minimum annual base salary and an annual cash bonus target (as a percentage of annual base salary, with higher or lower amounts payable depending on performance relative to targeted results) for each executive as follows:

		Annual Cash Bonus
		Target (as a percentage of
Name	Base Salary	base salary)

Jeffrey S. Carbiener	$515,000	150%
Francis K. Chan	$278,000	50%
Daniel T. Scheuble	$440,000	100%
Eric D. Swenson	$490,000	100%

Under the employment agreements, each executive is entitled to supplemental disability insurance sufficient to provide at least 2/3 of his pre-disability base salary, and the executive and his eligible dependents are entitled to medical and other insurance coverage FIS provides to its other top executives as a group.

Going Forward.  We expect that we will assume these employment agreements following the consummation of the spin-off. At that time, our compensation committee will review the terms of the employment agreements, including minimum base salary and annual cash bonus target levels, and will make any adjustments it deems appropriate in light of the executives’ positions and responsibilities with us.

Retirement and Other Employee Benefit Plans

Introduction

FIS provides retirement and other benefits to its U.S. employees under a number of compensation and benefit plans. Our named executive officers participated in the same compensation and benefit plans that were provided to FIS employees generally. All of FIS’s employees in the United States, including our named executive officers, were eligible to participate in FIS’s 401(k) plan and FIS’s Employee Stock Purchase Plan. In addition, our named executive officers generally participated in the same health and welfare plans as our parent’s other employees. In addition, Mr. Carbiener participated in FIS’s frozen Fidelity National Information Services, Inc. Pension Plan.

Pension Plan

Historically.  Executive pensions are not a significant component of FIS’s compensation program. However, our parent maintained a pension plan, which it froze effective May 31, 2006. No pension benefits accrued and no pensions were offered to new employees after the freeze date. In July 2007, our parent received a determination letter from the Internal Revenue Service permitting it to distribute all pension plan benefits in the form of lump sums and annuity contracts, and to terminate the plan effective as of May 31, 2006. Of our named executive officers, only Mr. Carbiener participated in the FIS pension plan in 2007. We discuss material terms of the FIS pension plan in the narrative following the Pension Benefits table.

Going Forward.  We do not anticipate maintaining a pension plan.

Executive Life and Supplemental Retirement Benefit Plan and Special Supplemental Executive Retirement Plan

Historically.  Our parent also maintains the Executive Life and Supplemental Retirement Benefit Plan, which we refer to as the FIS split dollar plan, and the Special Supplemental Executive Retirement Plan, which we refer to as the FIS special plan. The purpose of the FIS split dollar plan is to reward executives for their service to the company and to provide an incentive for future service and loyalty. The plan provides benefits through life insurance policies on the lives of participants. Mr. Carbiener retains death benefits under the split dollar plan, but does not have deferred cash accumulation benefits under the plan as a result of amendments made to the plan to comply with applicable law resulting from the Sarbanes-Oxley Act of 2002. To replace the lost cash accumulation benefits, FIS adopted the FIS special plan. The FIS special plan provides participants with a benefit opportunity comparable to the deferred cash accumulation benefit opportunity that would have been available had they been able to continue participation in the split dollar plan. Information regarding Mr. Carbiener’s benefits under the FIS special plan, as well as material terms of the FIS special plan, can be found in the Nonqualified Deferred Compensation table and accompanying narrative.

Going Forward.  We do not anticipate maintaining any similar supplemental plans.

401(k) Plan

Historically.  Our parent sponsors a defined contribution savings plan that is intended to be qualified under Section 401(a) of the Internal Revenue Code. The plan contains a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code, as well as an employee stock ownership plan feature. Participating employees may contribute up to 40% of their eligible compensation, but not more than statutory limits (generally $15,500 in 2007). FIS contributes an amount equal to 50% of each participant’s voluntary contributions under the plan, up to a maximum of 6% of eligible compensation for each participant. Matching contributions are initially invested in shares of FIS common stock, although a participant may subsequently direct the trustee to invest those funds in any other investment option available under the plan. A participant may receive the value of his or her vested account balance upon termination of employment. A participant is always 100% vested in his or her voluntary contributions. Vesting in matching contributions occurs on a pro rata basis over a period of three years.

Going Forward.  We anticipate that we will maintain a 401(k) plan with similar features.

Deferred Compensation Plans

Historically.  Our parent provides its named executive officers, as well as other key employees, with the opportunity to defer receipt of their compensation under a non-qualified deferred compensation plan. Mr. Chan is the only named executive officer who has deferred compensation under the plan. A description of the plan and information regarding Mr. Chan’s deferrals under the plan can be found in the Nonqualified Deferred Compensation table and accompanying narrative.

Going Forward.  We anticipate that we will maintain a deferred compensation plan with similar features and that the plan balances of participants who will be solely employed by us following the spin-off, including Mr. Chan, will be distributed into our deferred compensation plan in connection with the distribution.

Employee Stock Purchase Plan

Historically.  Our parent sponsors an employee stock purchase plan, which provides a program through which FIS’s executives and employees can purchase shares of FIS’s common stock through payroll deductions and through matching employer contributions. Participants may elect to contribute between 3% and 15% of their salary into the employee stock purchase plan through payroll deduction. At the end of each calendar quarter, our parent makes a matching contribution to the account of each participant who has been continuously employed by it or a participating subsidiary for the last four calendar quarters. For most employees, matching contributions are equal to 1/3 of the amount contributed during the quarter that is one year earlier than the quarter in which the matching contribution is made. For certain officers, including FIS’s named executive officers, and for employees who have completed at least ten consecutive years of employment with our parent, the matching contribution is 1/2 of such amount. The matching contributions, together with the employee deferrals, are used to purchase shares of FIS’s common stock on the open market.

Going Forward.  We anticipate that we will maintain an employee stock purchase plan with similar features.

Health and Welfare Benefits

Historically.  Our parent sponsors various broad-based health and welfare benefit plans for its employees. Certain executives, including FIS’s named executive officers, are provided with additional life insurance. The taxable portion of the premiums on this additional life insurance is reflected in the Summary Compensation Table under the column All Other Compensation and the related footnote.

Going Forward.  We anticipate that we will maintain similar, broad-based, health and welfare benefit plans.

Perquisites and Other Benefits

Historically.  Our parent provides few perquisites to its executives. In general, the perquisites provided are intended to help FIS’s executives be more productive and efficient and to protect FIS and the executive from certain business risks and potential threats. In 2007, certain executive officers received the following perquisites: personal use of corporate airplane; club membership fees; assistance with financial planning; and car allowance. FIS’s compensation committee regularly reviews the perquisites granted to FIS’s executive officers. It recently stopped providing club membership fees, car allowances and, except with respect to Mr. Foley, financial planning assistance. In the event that an executive is required by the company to relocate, FIS has provided a relocation bonus to defray the expense to the executive of the relocation. Mr. Carbiener received a relocation bonus of $325,000 in 2006. FIS’s compensation committee believes its perquisites are reasonable and within market practice. Further detail regarding executive perquisites in 2007 can be found in the Summary Compensation Table under the column All Other Compensation and the related footnote.

Going Forward.  We intend to take a minimalist approach to perquisites as well. We do not expect the financial planning, reimbursement of club membership fees or car allowance to be instituted at LPS. The elimination of these perquisites will be considered when determining the base salaries of our named executive officers as of the spin-off date. Also, we do not currently have a corporate airplane; however, we will have a partial lease of our own airplane upon completion of the spin-off and will enter into agreements with FIS and FNF pursuant to which we will share use of each other’s airplanes, including for personal use by our respective executives. See “Certain Relationships and Related Party Transactions.”

Stock Ownership Guidelines

Following the spin-off, we anticipate that our compensation committee will adopt stock ownership guidelines for our executive officers and directors in order to ensure that our executive officers maintain an equity interest in our company at a level sufficient to assure our stockholders of their commitment to value creation, while satisfying an individual’s needs for portfolio diversification. We expect that the guidelines will encourage our executives to hold a multiple of their base salary (or annual retainer, in the case of our directors) in our common stock, and will call for the executive to reach the ownership multiple within a specified time period.

Tax and Accounting Considerations

FIS’s compensation committee considers the impact of tax and accounting treatment when determining executive compensation.

Section 162(m) of the Internal Revenue Code places a limit of $1,000,000 on the amount that can be deducted in any one year for compensation paid to certain executive officers. There is, however, an exception for certain performance-based compensation. The compensation committee takes the deduction limitation under Section 162(m) into account when structuring and approving awards under its annual incentive plan and its stock plan. Compensation paid under its annual incentive plan and awards granted under its stock plan are generally intended to qualify as performance-based compensation. However, in certain situations, the compensation committee may approve compensation that will not meet these requirements.

We will also consider Section 162(m) when structuring and approving awards. There will be a transition period following the distribution during which we will not be subject to all of the requirements of Section 162(m). We intend to take all actions required, including seeking stockholder approval of our plans as necessary, so that we will be able to provide performance-based compensation after the transition period expires.

Our parent considers accounting impact when structuring and approving awards. Our parent accounts for stock-based payments, including stock option grants, in accordance with the Statement of Financial Accounting Standards No. 123 (revised), which we refer to as FAS 123(R). We will account for stock-based payments in accordance with FAS 123(R).

Executive Compensation

The following table sets forth information concerning the 2007 and, for Messrs. Foley and Carbiener, 2006 cash and non-cash compensation awarded by FIS to or earned by our named executive officers. The 2006 compensation of the named executive officers (other than Messrs. Foley and Carbiener) is not shown because they were not named executive officers in 2006 and their compensation information has not previously been disclosed. The information in this table includes compensation earned by the individuals for services with FIS. The amounts we report reflect all of the compensation paid by FIS, whether or not allocable to services provided to us. The amounts of compensation shown below do not necessarily reflect the compensation such person will receive in the future, which could be higher or lower.

Summary Compensation Table

							Change in
							Pension
						Non-Equity	Value and
						Incentive	Nonqualified
						Plan	Deferred
Name and				Stock	Option	Compensation	Compensation	All Other
Principal	Fiscal	Salary	Bonus	Awards	Awards	Earnings	Earnings	Compensation	Total
Position	Year	($)(1)	($)(2)	($)(3)	($)(4)	($)(5)	($)(6)	($)(7)	($)

William P. Foley, II	2007	537,500	—	729,329	10,050,710	913,913	—	187,253	12,418,705
Chairman	2006	417,535	—	152,598	13,007,899	2,407,821	—	161,774	16,147,627
Jeffrey S. Carbiener	2007	485,897	—	188,547	1,257,496	375,887	(18,347)	14,888	2,304,368

							Change in
							Pension
						Non-Equity	Value and
						Incentive	Nonqualified
						Plan	Deferred
Name and				Stock	Option	Compensation	Compensation	All Other
Principal	Fiscal	Salary	Bonus	Awards	Awards	Earnings	Earnings	Compensation	Total
Position	Year	($)(1)	($)(2)	($)(3)	($)(4)	($)(5)	($)(6)	($)(7)	($)

President and Chief Executive Officer	2006	359,627	500,000	—	1,111,763	600,000	61,595	329,100	2,962,085
Francis K. Chan	2007	259,375	—	—	125,511	68,143	—	24,019	477,048
Executive Vice President and Chief Financial Officer
Daniel T. Scheuble	2007	425,000	—	16,517	574,713	224,213	—	12,385	1,252,828
Executive Vice President, and Co-Chief Operating Officer
Eric D. Swenson	2007	497,740	—	99,099	658,960	250,591	—	51,975	1,558,365
Executive Vice President, and Co-Chief Operating Officer

(1)	Amounts shown are not reduced to reflect the named executive officers’ elections, if any, to defer receipt of salary into FIS’s 401(k) plan, employee stock purchase plan or deferred compensation plans.

(2)	Represents a contractual bonus paid in 2006 in connection with the merger between Certegy and former FIS.

(3)	With respect to Messrs. Foley, Scheuble and Swenson, represents the dollar amount recognized for financial statement reporting purposes in accordance with FAS 123(R) for the fiscal years ended December 31, 2007 and 2006, of restricted stock awards granted by old FNF in 2003 and assumed by FIS in the merger between it and old FNF. With respect to Mr. Carbiener, 2007 amounts represent the dollar amount recognized for financial statement reporting purposes in accordance with FAS 123(R) with respect to a restricted stock award granted by FIS as a merit bonus in 2007.

(4)	Represents the dollar amount recognized for financial statement reporting purposes in accordance with FAS 123(R) for the fiscal years ended December 31, 2007 and 2006, of stock option awards granted in and prior to fiscal years 2007 and 2006. These awards consisted of options granted by FIS and options granted to acquire shares of old FNF under old FNF plans that FIS assumed in the merger between it and old FNF. Assumptions used in the calculation of these amounts are included in Note 11 to our combined financial statements included in this information statement. For Mr. Foley, 2006 amounts include $8.9 million recorded relating to FIS’s performance-based stock option awards for which the vesting criterion was met during 2006 after the merger between Certegy and former FIS.

(5)	Represents amounts paid pursuant to FIS’s annual incentive plan which were earned in 2006 and paid in 2007, and earned in 2007 and paid in 2008, respectively.

(6)	Represents the change in pension value for Mr. Carbiener under the FIS pension plan.

(7)	Amounts shown for 2007 include matching contributions to FIS’s 401(k) plan and employee stock purchase plan; dividends paid on restricted stock; life insurance premiums paid by FIS; dividends from the split dollar plan, which are reinvested in the plan; personal use of a company airplane; club membership fees; financial planning services; and car allowance as set forth below:

	Foley	Carbiener	Chan	Scheuble	Swenson

401(k) Matching Contributions	—	$6,750	$6,750	$6,750	$6,750
ESPP Matching Contributions	$15,000	—	$17,188	$3,984	$30,000
Restricted Stock Dividends	$2,217	$825	—	$1,515	$9,095
Life Insurance Premiums	$371	$93	$81	$135	$129
Dividends from Split Dollar Plan	—	$7,220	—	—	—
Personal Airplane Use	$71,753	—	—	—	—
Club Membership Fees	$56,756	—	—	—	—
Financial Planning Services	$41,156	—	—	—	—
Car Allowance	—	—	—	—	$6,000

Grants of Plan-Based Awards Table

The following table sets forth information concerning awards granted by FIS during the fiscal year ended December 31, 2007 to our named executive officers who were employed by FIS:

					(d)	(e)		(g)
					All Other	All Other		Grant Date
					Stock	Option	(f)	Fair
		Estimated Possible Payouts Under			Awards:	Awards:	Exercise	Value
		Non-Equity Incentive Plan			Number of	Number of	or Base	of Stock
		Awards (1)			Shares of	Securities	Price of	and
		(a)	(b)	(c)	Stock or	Underlying	Option	Option
	Grant	Threshold	Target	Maximum	Units	Options	Awards	Awards
Name	Date	($)	($)	($)	(#)(2)	(#)(3)	($)	($)

William P. Foley, II	12/20/2007	—	—	—	—	600,000	$42.56	7,710,120
	5/14/2007	—	—	—	—	400,000	$10.00	208,100
	N/A	671,875	1,343,750	4,031,251	—	—	—	—
Jeffrey S. Carbiener	12/20/2007	—	—	—	—	300,000	$42.56	3,855,060
	3/30/2007	—	—	—	5,500	—	—	250,030
	N/A	356,250	712,500	1,425,000	—	—	—	—
Francis K. Chan	12/20/2007	—	—	—	—	37,500	$42.56	481,883
	N/A	64,583	129,166	258,332	—	—	—	—
Daniel T. Scheuble	12/20/2007	—	—	—	—	200,000	$42.56	2,570,040
	N/A	212,500	425,000	849,999	—	—	—	—
Eric D. Swenson	12/20/2007	—	—	—	—	200,000	$42.56	2,570,040
	N/A	237,500	474,999	949,999	—	—	—	—

(1)	The amounts shown in column (a) reflect the minimum payment level under FIS’s annual incentive plan which is 50% of the target amount shown in column (b). The amount shown in column (c) for everyone except Mr. Foley is 200% of such target amount. For Mr. Foley, the amount in column (c) is 300% of the target amount. These amounts are based on the individual’s 2007 salary.

(2)	The amounts shown in column (d) reflect the number of shares of our restricted stock granted under the Certegy plan to Mr. Carbiener as a merit bonus.

(3)	The amounts shown in column (e) reflect (i) the number of stock options granted to each named executive officer under the Certegy plan on December 20, 2007 (grant date fair value per option is $12.85 per option granted); and (ii) with respect to Mr. Foley, the number of options granted to him under the FNRES stock plan on May 14, 2007 (grant date fair value per option is $0.52 per option granted). FIS owns approximately 39% of FNRES’s common stock and accounts for it under the equity method.

Effective as of the spin-off, Messrs. Carbiener’s, Chan’s, Scheuble’s and Swenson’s FIS stock options will be converted into stock options to purchase shares of our common stock. The exercise prices and numbers of shares subject to each option grant will be adjusted to reflect the differences in FIS’s and our common stock prices.

Mr. Foley’s FIS stock options will be split in half. One half will be adjusted, in an amount yet to be determined, pursuant to the terms of the applicable FIS equity incentive plans, taking into account the change in the value of FIS common stock as a result of the spin-off. The other half will be replaced with our stock options granted under our omnibus incentive plan with the same terms and conditions as the FIS options, but with equitable adjustments made to the exercise prices and the number of shares underlying the options to reflect the difference in value of FIS and our common stock.

Employment Agreements

Our parent has entered into employment agreements with a limited number of its senior executives, including our named executive officers. Additional information regarding post-termination benefits provided under these employment agreements can be found in the “Potential Payments Upon Termination or Change in Control” section. The following descriptions are based on the terms of the agreements as of December 31, 2007.

William P. Foley, II

Our parent entered into a three-year employment agreement with Mr. Foley, effective October 24, 2006, to serve as its Executive Chairman, with a provision for automatic annual extensions beginning on the first anniversary of the effective date and continuing thereafter unless either party provides timely notice that the term should not be extended. Under the terms of the agreement, Mr. Foley’s minimum annual base salary is $500,000, with an annual cash bonus target equal to 250% of his annual base salary, with higher or lower amounts payable depending on performance relative to targeted results. Mr. Foley is entitled to supplemental disability insurance sufficient to provide at least 2/3 of his pre-disability base salary, and Mr. Foley and his eligible dependents are entitled to medical and other insurance coverage FIS provides to its other top executives as a group. Mr. Foley is also entitled to the payment of initiation and membership dues in any social or recreational clubs that FIS deems appropriate to maintain its business relationships, and he is eligible to receive equity grants under FIS’s equity incentive plans, as determined by FIS’s compensation committee.

Jeffrey S. Carbiener

Our parent entered into a three-year employment agreement with Mr. Carbiener, effective as of the consummation of the merger between Certegy and former FIS on February 1, 2006, to serve in an executive and managerial capacity. Mr. Carbiener presently serves as FIS’s Executive Vice President and Chief Financial Officer. Under the terms of the agreement, Mr. Carbiener’s minimum annual base salary is $400,000, with an annual cash bonus target equal to 150% of his annual base salary, with higher or lower amounts payable depending on performance relative to targeted results. Mr. Carbiener is entitled to our standard benefits available to FIS’s other executives. Pursuant to the agreement, Mr. Carbiener was granted stock options to purchase 350,000 shares of FIS common stock as of the effective date of the consummation of the merger between Certegy and former FIS, vesting in four annual installments beginning on the first anniversary of the effective date.

Eric D. Swenson

Our parent entered into a three-year employment agreement with Mr. Swenson, effective March 9, 2005, to serve in an executive and managerial capacity. Mr. Swenson currently serves as Executive Vice President of mortgage outsourcing and information services for FIS. Under the terms of the agreement, Mr. Swenson’s minimum annual base salary is $400,000 and he is entitled to an annual incentive each year pursuant to a formula determined by FIS’s compensation committee. Mr. Swenson is entitled to FIS’s standard benefits available to FIS’s other executives. Pursuant to the agreement, Mr. Swenson was granted stock options to purchase 500,000 shares of FIS common stock. Mr. Swenson’s employment agreement expired on March 9, 2008.

Stock Incentive Plans

In 2007, FIS used its shareholder-approved amended and restated Certegy Inc. Stock Incentive Plan for long-term incentive compensation of its executive officers. FIS’s compensation committee administers the Certegy stock plan. The plan permits the granting of stock options, including incentive and nonqualified stock options, restricted stock, and restricted stock units. The awards may be subject to time-based and/or performance-based vesting, and if specified in the award agreement, may become fully vested if FIS experiences a change in control. Further details are set forth in the “Potential Payments Upon Termination or Change in Control” section.

Our parent also maintains a long-term incentive plan that it assumed in connection with the merger between Certegy and former FIS, the former FIS 2005 Stock Incentive Plan, or former FIS plan. Certain of our named executive officers continue to hold outstanding stock options under the former FIS plan, which options FIS assumed in connection with the merger between Certegy and former FIS and converted into options to purchase its stock. Although the outstanding awards remain subject to the terms of the former FIS plan, no further awards may be granted under this plan.

In addition, FIS maintains several long-term incentive plans that it assumed in connection with the merger between FIS and old FNF, including the FNF 2004 Omnibus Incentive Plan and the amended and restated FNF 2001 Stock Incentive Plan, collectively the assumed FNF stock plans. Prior to the merger between FIS and old FNF, the compensation committee of old FNF granted awards of stock options and restricted stock to certain officers and non-employee directors of old FNF pursuant to the terms of these plans. Messrs. Foley, Chan and Swenson continue to hold outstanding awards under the assumed FNF stock plans, which awards were assumed by FIS in connection with the merger between it and old FNF and converted into options to purchase FIS stock and shares of FIS restricted stock, as the case may be. Although the outstanding awards remain subject to the terms of the assumed FNF stock plans, the plans have been frozen with respect to new awards and no future awards may be granted under these plans.

FNRES Stock Plan

The FNRES stock plan was adopted in 2007 and is maintained by FNRES and administered by the FNRES board, or by one or more committees appointed by the FNRES board. The plan permits the granting of stock options or stock awards of FNRES stock. Eligible participants are selected by the FNRES board, or designated committee, and include employees, directors and consultants of FNRES and its affiliates. The FNRES board, or designated committee, has full authority and sole discretion to take actions to administer, operate, and interpret the plan, or to amend, suspend, or terminate the plan.

The options granted under the FNRES stock plan vest upon the earliest to occur of (i) a change in control or (ii) following an initial public offering; provided that in each case the options vest only if the equity value of a share of FNRES common stock equals at least $20.00 per share (subject to adjustment) and Mr. Foley’s service with FNRES has not been terminated. If the equity value target is not met at the time of a change in control, FNRES will use commercially reasonable efforts to have the acquirer or the surviving or continuing company assume or continue, as the case may be, the unvested options on the same (or nearly as practicable) terms and conditions as set forth herein. If the acquirer does not agree to assume or continue the options, then the options will terminate. For purposes of the FNRES plan, the term “equity value” means (i) in the event of a change in control, the aggregate amount of per share net proceeds (other than any taxes) of cash or readily marketable securities and the discounted expected value of any other deferred consideration received or to be received by the holders of FNRES common stock (including all shares issuable upon exercise of in-the-money options, whether or not exercisable); or (ii) at any time after an initial public offering, the average price of FNRES common stock over a consecutive 45-day trading period; provided, however, that the full 45-day trading period must conclude on or prior to the expiration date of the option. The term “change in control” for this purpose means a transaction or related series of transactions through which a person or group other than certain current stockholders and their affiliates become the direct or indirect beneficial owners of more than the greater of (i) 35% of the outstanding shares of FNRES stock or (ii) the percentage of outstanding voting stock owned directly or indirectly by these stockholders.

Because the vesting of the options is contingent upon performance and market criteria which were not met in 2007, FIS did not incur any expense for financial statement reporting purposes for fiscal year 2007 pursuant to FAS 123(R). Therefore, the Summary Compensation Table does not include any amounts associated with the FNRES options.

The following table sets forth information concerning FIS’s unexercised stock options, stock that has not vested and equity incentive plan awards for each of our named executive officers outstanding as of December 31, 2007:

Outstanding Equity Awards at Fiscal Year-End Table

	Option Awards
		Number of		Number of				Stock Awards
		Securities		Securities				Number of		Market Value
		Underlying		Underlying				Shares or		of Shares or
		Unexercised		Unexercised		Option	Option	Units of Stock		Units of Stock
	Option	Options (#)		Options (#)		Exercise	Expiration	That Have		That Have
Name	Grant Date	Exercisable		Unexercisable		Price ($)	Date	Not Vested (#)		Not Vested ($)

William P. Foley, II	10/15/2004	417,946	(1)	—		29.18	10/15/2012	—		—
	3/9/2005	213,186		426,374	(2)	15.63	3/9/2015	—		—
	8/19/2005	83,590	(1)	83,589	(1)	30.97	8/19/2015	—		—
	11/9/2006	276,667		553,333	(2)	41.35	11/9/2013	—		—
	12/20/2007	—		600,000	(2)	42.56	12/20/2014	—		—
Jeffrey S. Carbiener	6/1/1998	1,340		—		27.78	6/1/2008	—		—
	1/27/1999	4,492		—		27.50	1/27/2009	—		—
	12/10/1999	13,410		—		17.15	12/10/2009	—		—
	1/31/2000	20,320		—		16.03	1/31/2010	—		—
	1/29/2001	6,680		—		21.68	1/29/2011	—		—
	10/31/2001	11,552		—		26.04	10/31/2011	—		—
	2/12/2002	5,632		—		31.94	2/12/2012	—		—
	2/12/2002	38,459		—		31.94	2/12/2012	—		—
	2/4/2004	18,982		—		29.74	2/4/2011	—		—
	2/4/2005	24,175		—		32.20	2/4/2012	—		—
	2/1/2006	87,500		262,500	(2)	39.48	2/1/2013	—		—
	3/30/2007	—		—		—	—	5,500	(3)	228,745
	12/20/2007	—		300,000	(2)	42.56	12/20/2014	—		—
Francis K. Chan	4/16/2001	5,548	(1)	—		8.42	4/16/2011	—		—
	9/10/2004	16,677	(1)	—		22.38	9/10/2012	—		—
	3/9/2005	4,093		2,729	(2)	15.63	3/9/2015	—		—
	3/9/2005	5,970		—		15.63	3/9/2015	—		—
	12/22/2006	6,250		18,750	(2)	40.25	12/22/2016	—		—
	12/20/2007	—		37,500	(2)	42.56	12/20/2014	—		—
Daniel T. Scheuble	3/9/2005	5,117		20,466	(2)	15.63	3/9/2015	—		—
	12/22/2006	25,000		50,000	(2)	40.25	12/22/2016	—		—
	12/20/2007	—		200,000	(2)	42.56	12/20/2014	—		—
Eric D. Swenson	3/9/2005	17,055		68,220	(2)	15.63	3/9/2015	—		—
	12/22/2006	25,000		50,000	(2)	40.25	12/22/2016	—		—
	11/18/2003	—		—		—	—	1,773	(1)	73,739
	12/20/2007	—		200,000	(2)	42.56	12/20/2014	—		—

(1)	These options and restricted shares were originally granted by old FNF under plans assumed by our parent in the merger between FIS and old FNF. All unvested options vest ratably over a three-year period from the original date of grant. Mr. Swenson’s remaining restricted shares vest on November 18, 2008.

(2)	The unvested options listed above that FIS granted in 2005 vest quarterly over a 4-year period from the date of grant. The unvested options listed above that FIS granted in 2006 and 2007 vest annually over 3 years from the date of grant, except for those granted to Mr. Carbiener in 2006 which vest annually over four years from the date of grant.

(3)	The restricted stock granted to Mr. Carbiener was made as a merit bonus and vests on the first anniversary of the date of grant.

Outstanding FNRES Option Awards at Fiscal Year End

Option Awards
		Number of	Number of
		Securities	Securities
		Underlying	Underlying
		Unexercised	Unexercised	Option	Option
		Options (#)	Options (#)	Exercise	Expiration
Name	Grant Date	Exercisable	Unexercisable	Price ($)	Date

William P. Foley, II	5/14/2007	—	400,000	10.00	5/14/2015

Option Exercises and Stock Vested Table

The following table sets forth information concerning each exercise of FIS’s stock options, SARs and similar instruments, and each vesting of stock, including restricted stock, restricted stock units and similar instruments, during the fiscal year ended December 31, 2007 for each of our named executive officers on an aggregated basis:

	Option Awards		Stock Awards
	Number of	Value	Number of	Value
	Shares Acquired	Realized on	Shares Acquired	Realized on
Name	on Exercise (#)	Exercise ($)	on Vesting (#)	Vesting ($)

William P. Foley, II	2,558,440	81,274,422	14,779	635,054
Jeffrey S. Carbiener	—	—	—	—
Francis K. Chan	—	—	—	—
Daniel T. Scheuble	7,675	219,725	296	12,719
Eric D. Swenson	30,525	1,002,394	1,773	76,186

Pension Benefits

The following table summarizes the accumulated FIS pension value for Mr. Carbiener as of December 31, 2007:

Present
		Number of	Value of	Payments
		Years Credited	Accumulated	During Last
Name	Plan Name	Service (#)	Benefit ($)	Fiscal Year ($)

Jeffrey S. Carbiener	Fidelity National Information	15	—	157,464
Services, Inc. Pension Plan

(1)	We received a determination letter from the Internal Revenue Service in July 2007 permitting us to distribute all pension plan benefits by purchasing an annuity contract or paying a lump sum benefit to each participant, and to terminate the plan effective May 31, 2006. Amounts reflected in the table with respect to Mr. Carbiener represent the lump sum payment received by him in 2007 with respect to his pension plan benefit. Additional information concerning the termination of the pension plan is set forth below.

In 2007, FIS maintained a pension plan that provided benefits for certain of its employees, including Mr. Carbiener. The FIS pension plan was a tax-qualified defined benefit pension plan. This plan became effective in July 2001, and is a successor plan to the Equifax Inc. U.S. retirement income plan, from which it was spun off. As a successor plan, it carried forward rights and benefits that derived from participants’ employment with Equifax Inc., and was based on the restatement of the Equifax Inc. U.S. retirement income plan that was generally effective January 1, 1997. As previously discussed, FIS assumed the pension plan in connection with the merger between Certegy and former FIS and froze it effective May 31, 2006, and no pension benefits accrued after the freeze date or will accrue in the future. Full vesting occurred for all active pension plan participants when FIS froze the plan. In July 2007, FIS received a determination letter from the Internal Revenue Service permitting it to distribute all pension plan benefits in the form of lump sums and annuity contracts and to terminate the plan effective as of May 31, 2006. All plan benefits have been distributed and FIS has no further obligation under its pension plan. Mr. Carbiener elected to receive a lump sum under the plan, and received a payment of $157,464 on October 31, 2007.

Nonqualified Deferred Compensation Table

The following table sets forth information as of December 31, 2007, with respect to each FIS defined contribution or other plan that provides for the deferral of compensation on a basis that is not tax-qualified:

		Executive	Registrant	Aggregate	Aggregate	Aggregate
		Contributions	Contributions	Earnings in	Withdrawals/	Balance at
		in Last FY	in Last FY	Last FY	Distributions	Last FYE
Name	Plan	($)	($)(1)	($)(2)	($)	($)(3)

Jeffrey S. Carbiener	Special Plan	—	55,000	61,754	—	198,419
Francis K. Chan	Non-Qualified Deferred Compensation Plan	50,938	471	27,822	—	348,990

(1)	With respect to Mr. Carbiener, amounts reflect premium paid on life insurance policy in 2007. Mr. Carbiener’s benefit under the special plan is based on the excess of the cash surrender value in the policy over the total premiums paid.

(2)	Represents the increase in the executive’s participant interest in 2007.

(3)	Represents the executive’s participant interest as of December 31, 2007.

FIS Special Plan

The FIS special plan provides participants with a benefit opportunity comparable to the deferred cash accumulation benefit that would have been available had they been able to continue participation in the FIS split dollar plan. Participants’ interests under the special plan are based on the excess of the cash surrender value of a life insurance policy on the executive over the total premium payments paid by FIS. A participant’s interest fluctuates based on the performance of investments in which the participant’s interest is deemed invested. The FIS special plan provides that following a change in control, the participants may select investments; however, their right to select investments is forfeited if they violate the plan’s non-competition provisions within one year after termination of employment. Mr. Carbiener’s post-spin-off employment with LPS is not regarded as being in competition with FIS and is not in violation of the non-competition provisions. Therefore, their right to select investments is preserved under the special plan. To date, investment decisions regarding Mr. Carbiener’s participant interests have been made by a third party investment advisor. The table below shows the investments available for selection, as well as the rates of return for those investments for 2007.

2007
Rate of
Name of Fund	Return

International Value	6.24%
International Small-Cap	4.73%
Equity Index	5.23%
Small-Cap Index	(2.02)%
Diversified Research	1.19%
Equity	6.27%
American Funds Growth-Income	4.66%
American Funds Growth	11.93%
Large-Cap Value	3.54%
Technology	23.03%
Short Duration Bond	4.47%
Floating Rate Loan	(1.86)%
Diversified Bond	1.32%
Growth LT	15.63%
Focused 30	31.84%
Health Sciences	16.47%
Mid-Cap Value	(2.15)%
Large-Cap Growth	21.63%
Small-Cap Growth	15.10%
International Large-Cap	9.26%
Small-Cap Value	3.14%
Multi-Strategy	4.34%
Main Street Core	4.40%
Emerging Markets	33.09%
Managed Bond	8.53%
Inflation Managed	10.14%
Money Market	4.99%
High Yield Bond	2.44%
Comstock	(3.01)%
Mid-Cap Growth	22.92%
Real Estate	(16.16)%
Small-Cap Equity	6.04%

2007
Rate of
Name of Fund	Return

BlackRock Basic Value V.I. Fund Class III	1.53%
BlackRock Global Allocation V.I. Fund Class III	16.75%
Fidelity VIP Freedom 2010 Service Class 2	8.42%
Fidelity VIP Freedom 2015 Service Class 2	9.07%
Fidelity VIP Freedom 2020 Service Class 2	9.97%
Fidelity VIP Freedom 2025 Service Class 2	10.26%
Fidelity VIP Freedom 2030 Service Class 2	11.08%
Fidelity VIP Freedom Income Service Class 2	5.92%
Fidelity VIP Contrafund Service Class 2	17.30%
Fidelity VIP Growth Service Class 2	26.66%
Fidelity VIP Mid-Cap Service Class 2	15.34%
Fidelity VIP Value Strategies Service Class 2	5.36%
Janus Aspen Series International Growth Portfolio Service Shares	28.02%
Janus Aspen Series Mid Cap Growth Portfolio Service Shares	21.74%
Janus Aspen Series Risk-Managed Core Portfolio Service Shares	6.13%
Lazard Retirement U.S. Strategic Equity Portfolio	(0.95)%
LMPV Aggressive Growth Portfolio Class II	(1.66)%
LMPV Mid Cap Core Portfolio Class II	(5.72)%
MFS VIT New Discovery Series Service Class	2.25%
MFS VIT Utilities Series Service Class	27.56%
Premier VIT Op Cap Small Cap Portfolio	0.58%
T. Rowe Price Blue Chip Growth Portfolio-II	12.49%
T. Rowe Price Equity Income Portfolio-II	3.03%
Van Eck Worldwide Hard Assets Fund	45.36%
XTF Advisors Trust — ETF 2010 Portfolio	(0.90)%
XTF Advisors Trust — ETF 2015 Portfolio	(0.30)%
XTF Advisors Trust — ETF 2020 Portfolio	(1.10)%
XTF Advisors Trust — ETF 2025 Portfolio	(0.20)%
XTF Advisors Trust — ETF 2030 Portfolio	(1.60)%
XTF Advisors Trust — ETF 2040+ Portfolio	(2.60)%
Brandes International Equity	8.01%
Turner Core Growth	22.43%
Frontier Capital Appreciation	11.92%
Business Opportunity Value	5.44%

Mr. Carbiener is fully vested in his special plan benefits, except that his benefits are forfeited if he dies or if his employment is terminated by FIS for cause. For this purpose, the term “cause” means the participant’s willful and continued failure to do his duties even after FIS makes a written demand for performance, or willful actions by the participant that injure FIS. Benefits are distributed after the plan administrator declares a rollout event, which can be done no sooner than the latest of (1) fifteen years after the participant’s commencement date under the FIS split dollar plan, (2) the participant’s sixtieth birthday or (3) after the participant retires or becomes permanently disabled. For this purpose, the term “retire” means the participant’s termination of employment after (1) turning age sixty-five, (2) turning age fifty-five and having five years of vesting service or (3) turning age fifty and having the participant’s age plus years of benefit service equal at least seventy-five. The administrator may also declare a rollout event if payments under the plan have not yet begun and a participant violates the plan’s non-competition provisions within a one-year period after termination of employment.

If a participant terminates employment for good reason, or if the participant’s job is eliminated, payments must begin fifteen years after the participant’s commencement date under the FIS split dollar plan or after the participant turns sixty years old, whichever is later. The spin-off is treated as an elimination of Mr. Carbiener’s job for purposes of the plan. Participants can also elect to get payments earlier if both (1) seven years have passed since the participant’s commencement date under the split dollar plan and (2) the participant retires or turns sixty years old.

A participant can elect to get the payments in either a single lump sum or in installments over a period of between two and ten years. If the participant elects installment payments, FIS will credit the undistributed principal amount with 5% simple annual interest. If a participant elects to receive a lump sum distribution, FIS can make the distribution either in cash or by transferring an interest in the policy. If the benefit is less than $10,000, or the participant violates the plan’s non-competition provisions within a one-year period after termination of employment, then the administrator can force a lump sum distribution. Unless a participant violates the plan’s non-competition provisions within one-year after termination of employment, FIS will pay an additional gross up based on the administrator’s estimate of the tax savings realized by it by being able to deduct the payments from its federal, state and local taxes. Participants’ benefits derive solely from the terms of the special plan and are unsecured. Participants do not have rights under the insurance policies.

In connection with the merger between Certegy and former FIS, our parent funded a rabbi trust with sufficient monies to pay all future required insurance premiums under the FIS split-dollar plan and to pay all of the participant interests as defined in the FIS special plan, including with respect to Mr. Carbiener.

FIS Non-Qualified Deferred Compensation Plan

Under FIS’s non-qualified deferred compensation plan, participants can defer up to 75% of their base salary and 100% of their annual incentives, subject to a minimum deferral of $15,500. Deferral elections are made in December for amounts to be earned in the following year. Deferrals and related earnings are not subject to vesting conditions.

Participants’ accounts are bookkeeping entries only and participants’ benefits are unsecured. Participant’s accounts are credited or debited daily based on the performance of hypothetical investments selected by the participant, and may be changed on any business day. The funds from which participants may select hypothetical investments, and the 2007 rates of return on these investments, are listed in the following table:

2007
Rate of
Name of Fund	Return

Nationwide NVIT Money Market V	4.87%
PIMCO VIT Real Return Portfolio	10.66%
PIMCO VIT Total Return Portfolio	8.76%
LASSO Long and Short Strategic Opportunities	4.08%
T. Rowe Price Equity Income II Portfolio	3.03%
Dreyfus Stock Index	5.26%
Fidelity VIP II Contrafund Portfolio	17.51%
American Funds IS Growth	12.35%
Goldman Sachs VIT Mid Cap Value	3.20%
T. Rowe Price Mid Cap Growth II Portfolio	17.22%
Royce Capital Small Cap Portfolio	(2.14)%
Vanguard VIF Small Company Growth Portfolio	3.77%
AllianceBernstein VPS International Value Portfolio	5.84%
American Funds IS International	20.02%

Upon retirement, which generally means separation of employment after attaining age sixty, an individual may elect either a lump-sum withdrawal or installment payments over 5, 10 or 15 years. Similar payment elections are available for pre-retirement survivor benefits. In the event of a termination prior to retirement, distributions are paid over a 5-year period. Account balances less than $15,500 will be distributed in a lump-sum. Participants can elect to receive in-service distributions in a plan year that is at least three plan years after the amounts are actually deferred, and these amounts will be paid within sixty days from the close of the plan year in which they were elected to be paid. The participant may also petition us to suspend elected deferrals, and to receive partial or full payout under the plan, in the event of an unforeseeable financial emergency, provided that the participant does not have other resources to meet the hardship.

Plan participation continues until termination of employment. Participants will receive their account balance in a lump-sum distribution if employment is terminated within two years after a change in control.

In 2004, Section 409A of the Internal Revenue Code was passed. Section 409A changed the tax laws applicable to nonqualified deferred compensation plans, generally placing more restrictions on the timing of deferrals and distributions. The deferred compensation plan contains amounts deferred before and after the passage of Section 409A. For amounts subject to Section 409A, which in general terms includes amounts deferred after December 31, 2004, a modification to a participant’s payment elections may be made upon the following events:

•	Retirement: A participant may modify the distribution schedule for a retirement distribution from a lump-sum to annual installments or vice versa, however, a modification to the form of payment requires that the payment(s) commence at least five years after the participant’s retirement, and this election must be filed with the administrator at least 12 months prior to retirement.

•	In-service Distributions: Participant’s may modify each in-service distribution date by extending it by at least five years; however, participants may not accelerate the in-service distribution date and this election must be filed with the administrator at least 12 months prior to the scheduled in-service distribution date.

Deferral amounts that were vested on or before December 31, 2004 are generally not subject to Section 409A and are governed by more liberal distribution provisions that were in effect prior to the passage of Section 409A. For example, a participant may withdraw these grandfathered amounts at any time, subject to a withdrawal penalty of ten percent, or may annually change the payment elections for these grandfathered amounts.

Potential Payments Upon Termination or Change in Control

In this section, we discuss the nature and estimated value of payments and benefits our parent would provide to our named executive officers in the event of termination of employment or a change in control. The amounts described in this section reflect amounts that would have been payable under FIS’s plans and the named executive officer’s FIS agreements if the named executive officer’s employment had terminated on December 31, 2007. The types of termination situations include a voluntary termination by the executive, with and without good reason, a termination by FIS either for cause or not for cause, termination after a change in control, and termination in the event of disability or death. We also describe the estimated payments and benefits that would be provided upon a change in control without a termination of employment. The spin-off will not trigger any change of control provisions.

The estimates described in this section are considered forward-looking information that fall within the safe harbors for disclosure of such information. The actual payments and benefits that would be provided upon a termination of employment or a change in control would be based on the named executive officers’ compensation and benefit levels at the time of the termination of employment or change in control and the value of accelerated vesting of stock-based awards is dependent on the value of the underlying stock.

For each type of employment termination, our named executive officers would have been entitled to benefits that are available generally to FIS domestic salaried employees, such as distributions under the FIS 401(k) savings plan, certain disability benefits and accrued vacation. We have not described or provided an estimate of the value of these or other payments or benefits under plans or arrangements that do not discriminate in scope, terms or operation in favor of a named executive officer and that are generally available to all salaried employees of FIS. In addition to these generally available plans and arrangements, as of December 31, 2007, Mr. Carbiener also had benefits under the FIS split dollar plan and FIS special plan. These plans, and Mr. Carbiener’s benefits under them, are discussed in the Compensation Discussion and Analysis section, the Pension Benefits table and the Nonqualified Deferred Compensation table and accompanying narratives.

Potential Payments Under Employment Agreements

As discussed previously, Messrs. Foley, Carbiener and Swenson have employment agreements with FIS. These agreements provide for the payment of severance benefits following certain termination events. Following is a summary of the payments and benefits these named executive officers would receive in connection with various employment termination scenarios.

Mr. Foley’s Employment Agreement

Under Mr. Foley’s employment agreement, if his employment is terminated other than due to death and the termination is by FIS for any reason other than for cause or due to disability, or by the executive for good reason or for any reason during the six month period following a change in control, then the executive is entitled to receive:

•	any earned but unpaid base salary and any expense reimbursement payments owed and any earned but unpaid annual bonus payments relating to the prior year, which we refer to as “accrued obligations,”

•	a prorated annual bonus,

•	a lump-sum payment equal to 300% of the sum of the executive’s (1) annual base salary and (2) the highest annual bonus paid to the executive within the three years preceding his termination or, if higher, the target bonus opportunity in the year in which the termination of employment occurs,

•	immediate vesting and/or payment of all equity awards, and

•	continued receipt of life and health insurance benefits for a period of 3 years, reduced by comparable benefits he may receive from another employer.

If Mr. Foley’s employment terminates due to death or disability, FIS will pay him, or his estate:

•	any accrued obligations, and

•	a prorated annual bonus based on (a) the target annual bonus opportunity in the year in which the termination occurs or the prior year if no target annual bonus opportunity has yet been determined and (b) the fraction of the year the executive was employed.

In addition, Mr. Foley’s employment agreement provides for supplemental disability insurance sufficient to provide at least 2/3 of the executive’s pre-disability base salary. For purposes of this agreement, Mr. Foley will be deemed to have a “disability” if he is entitled to receive long-term disability benefits under FIS’s long-term disability plan.

Under Mr. Foley’s agreement, “cause” means:

•	persistent failure to perform duties consistent with a commercially reasonable standard of care,

•	willful neglect of duties,

•	criminal or other illegal activities,

•	material breach of the employment agreement or

•	impeding or failing to materially cooperate with an investigation authorized by FIS’s board.

Under Mr. Foley’s agreement, “good reason” means:

•	an adverse change in the executive’s title, the assignment of duties materially inconsistent with the executive’s position of Executive Chairman, or a substantial diminution in authority,

•	FIS’s material breach of any of FIS’s other obligations under the employment agreement,

•	FIS giving notice of its intent not to extend the employment term any time during the 1 year period immediately following a change in control,

•	following a change in control, the relocation of the executive’s primary place of employment, or

•	FIS’s failure to obtain an assumption of the employment agreement by a successor.

To qualify as a “good reason” termination, Mr. Foley must provide notice of the termination within 90 days of the date he first knows the event has occurred. FIS has 30 days to cure the event.

For purposes of Mr. Foley’s agreement, “change in control” means:

•	an acquisition by an individual, entity or group of 50% or more of FIS’s voting power,

•	a merger or consolidation in which FIS is not the surviving entity, unless FIS’s shareholders immediately before the transaction hold more than 50% of the combined voting power of the resulting corporation after the transaction,

•	a reverse merger in which FIS is the surviving entity but in which more than 50% of the combined voting power is transferred to persons different from those holding the securities immediately before the merger,

•	during any period of two consecutive years during the employment term, a change in the majority of FIS’s board, unless the changes are approved by 2/3 of the directors then in office,

•	a sale, transfer or other disposition of FIS’s assets that have a total fair market value equal to or more than 1/3 of the total fair market value of all of FIS’s assets immediately before the sale, transfer or disposition, other than a sale, transfer or disposition to an entity (1) which immediately after the sale, transfer or disposition owns 50% of FIS’s voting stock or (2) 50% of the voting stock of which is owned by FIS after the sale, transfer or disposition, or

•	FIS’s shareholders approve a plan or proposal for the complete liquidation or dissolution of FIS.

Employment Agreements with Messrs. Carbiener and Swenson

Under the employment agreements with Messrs. Carbiener and Swenson, if the executive’s employment is terminated other than due to death and the termination is by FIS for any reason other than for cause or due to disability, or by the executive for good reason, then the executive is entitled to receive:

•	annual base salary through the last day of the term of the agreement and, for Mr. Swenson only, an amount equal to the prior year’s annual bonus if termination is for good reason or a prorated annual bonus if termination is by FIS without cause, and

•	immediate vesting of options granted pursuant to the terms of the employment agreement.

The last day of the term of Mr. Carbiener’s agreement is February 1, 2009 and the last day of the term of Mr. Swenson’s agreement was March 9, 2008.

For purposes of the agreements with Messrs. Carbiener and Swenson, “cause” means the executive’s:

•	failure to perform duties consistent with a commercially reasonable standard of care,

•	willful neglect of duties,

•	criminal or other illegal activities, or

•	material breach of the employment agreement.

For purposes of the agreements with Messrs. Carbiener and Swenson, “good reason” means a “change in control,” which is defined as:

•	the consummation of a consolidation or merger of FIS other than a consolidation or merger of FIS in which its shareholders immediately prior to the merger hold more than 50% of the combined voting power of the surviving corporation after the merger,

•	sale or other disposition of all or substantially all of FIS’s assets,

•	FIS’s shareholders approve a plan or proposal for the complete liquidation or dissolution of FIS, or

•	an acquisition by any person, entity or group of 30% or more of FIS’s voting power.

To qualify as a “good reason” termination, the executive must terminate employment during the period commencing 60 days and ending 1 year after the change in control.

If Mr. Carbiener’s or Mr. Swenson’s employment is terminated due to death or disability, FIS will pay the executive, or his estate, his annual base salary through the last day of the term of his agreement.

For purposes of the agreements with Messrs. Carbiener and Swenson, the executive will be deemed to have a “disability” if he fails to perform his employment duties due to illness or other incapacity for a period of ninety (90) consecutive days.

Excise Tax Gross-Up Payment

The employment agreements with Messrs. Foley and Carbiener also provide for a tax gross-up if the total payments and benefits made under the agreement or under other plans or arrangements are subject to the federal excise tax on excess parachute payments and the total of such payments and benefits exceeds 103% of the safe harbor amount for that tax. A gross-up payment is not made if the total parachute payments are not more than 103% of the safe harbor amount. In that case, the executive’s payments and benefits would be reduced to avoid the tax. In general terms, the safe harbor amounts for this purpose are $1 less than 3 times the named executive officer’s average W-2 income for the five years before the year in which the change in control occurs. If a change in control had occurred on December 31, 2007, neither Mr. Foley nor Mr. Carbiener would have incurred the excise tax or been entitled to gross-up payments.

The agreements also provide FIS and its shareholders with important protections and rights, including the following:

•	severance benefits under Mr. Foley’s agreement are conditioned upon the executive’s execution of a full release of FIS and related parties, thus limiting exposure to law suits from the executive;

•	the executive is prohibited from competing or soliciting employees or customers during employment and for one year thereafter if the executive’s employment terminates for a reason that does not entitle him to severance payments and the termination is not due to FIS’s decision not to extend the employment agreement term; and

•	The executive is prohibited during employment and at all times thereafter from sharing confidential information and trade secrets.

Messrs. Chan and Scheuble did not have employment or severance agreements as of December 31, 2007 and FIS did not maintain a severance plan or policy that would cover Messrs. Chan and Scheuble. Any severance payment or benefits that would have been provided to Messrs. Chan and Scheuble that are not provided under the plans or awards described below would have been determined in the sole discretion of FIS and are not determinable at this time.

Potential Payments Under Stock Plans

FIS’s stock incentive plans, including the Certegy stock plan, the assumed FNF stock plans and the former FIS plan, provide for the potential acceleration of vesting and, if applicable, payment of equity awards in connection with a change in control. Under the Certegy stock plan, a participant’s award agreement may specify that upon the occurrence of a change in control outstanding stock options will become immediately exercisable and any restriction imposed on restricted stock or restricted stock units will lapse. The stock option award agreements held by our named executive officers provide for accelerated vesting upon a change in control. Under the assumed FNF stock plans, outstanding options become immediately exercisable and any restrictions imposed on restricted stock lapse upon a change in control. The former FIS plan provides that if FIS is consolidated with or acquired by another entity in a merger, sale of all or substantially all of its assets or otherwise, or in the event of a change in control, the treatment of FIS’s stock options is determined by the merger or consolidation agreement, which may provide for, among other things, accelerated vesting of stock options. For purposes of the former FIS plan, a “change in control” would occur if a person or group other than FIS or other prior shareholders of FIS acquires more than 50% of FIS’s voting stock or all or substantially all of its assets and the assets of its subsidiaries.

For purposes of the Certegy stock plan, the term “change in control” means the occurrence of any of the following events:

•	the accumulation by any person, entity or group of 20% or more of FIS’s combined voting power,

•	consummation of a reorganization, merger or consolidation, which we refer to as a “business combination” of FIS, unless, immediately following such business combination, (i) the persons who were the beneficial owners of FIS’s voting stock immediately prior to the business combination beneficially own more than 66 2/3% of FIS’s then outstanding shares, (ii) no person, entity or group beneficially owns 20% or more of the then outstanding shares of common stock of the entity resulting from that business combination, and (iii) at least a majority of the members of the board of directors of the entity resulting from the business combination were members of FIS’s incumbent board,

•	a sale or other disposition of all or substantially all of FIS’s assets, or

•	FIS’s shareholders approve a plan or proposal for the complete liquidation or dissolution of FIS.

For purposes of the assumed FNF stock plans, the term “change in control” means the occurrence of any of the following events:

•	an acquisition by an individual, entity or group of 50% or more of FIS’s voting power,

•	a merger in which FIS is not the surviving entity, unless FIS’s shareholders immediately prior to the merger hold more than 50% of the combined voting power of the resulting corporation after the merger,

•	a reverse merger in which FIS is the surviving entity but in which more than 50% of the combined voting power is transferred to persons different from those holding the securities immediately prior to such merger,

•	a sale or other disposition of all or substantially all of FIS’s assets, or

•	FIS’s shareholders approve a plan or proposal for the liquidation or dissolution of FIS.

Mr. Carbiener’s Potential Death Benefits under the FIS Split Dollar Plan

The FIS Split Dollar Plan provides that Mr. Carbiener’s designated beneficiaries would be entitled to $3,000,000 in death benefits upon his death.

Estimated Payments and Benefits upon Termination of Employment

Our estimate of the payments and benefits that would be provided to the named executive officers assumes that their employment terminated on December 31, 2007 and that a change in control occurred on December 31, 2007. In general, any cash severance payments would be paid in a lump sum within 30 days from the termination date. However, to the extent required by Section 409A of the Internal Revenue Code, the payments would be deferred for six months following termination. If the payments are deferred, the amounts that would otherwise have been paid during the six month period would be paid in a lump sum after the six month period has expired.

With respect to Messrs. Foley, Carbiener and Swenson, upon a termination of employment by FIS not for cause, a termination by the executive for good reason or, in the case of Mr. Foley, a termination within six months after a change in control, the following payments would have been made under the employment agreements: Mr. Foley $8,873,463; Mr. Carbiener $541,667; and Mr. Swenson $341,633. Mr. Foley would also be entitled to continuation of health and life insurance benefits provided by FIS for three years. The estimated value of these benefits is $24,398. Upon a termination of these executives’ employment due to death or disability, the following payments would have been made: Mr. Foley $1,343,750; Mr. Carbiener $541,667; and Mr. Swenson $91,042. The amounts shown for Mr. Carbiener exclude $3,000,000 for death benefits provided under the FIS split dollar plan.

It is not possible to estimate the severance payments or benefits, if any, that would have been provided to Messrs. Chan and Scheuble. Any severance payments or benefits provided to these named executive officers would have been determined in the sole discretion of FIS.

Estimated Equity Values

As disclosed in the Outstanding Equity Awards at Fiscal Year-End table, as of December 31, 2007, Messrs. Carbiener and Swenson had outstanding unvested stock options and restricted stock awards and Messrs. Foley, Chan and Scheuble had outstanding unvested stock options granted by our parent. Under the terms of the Certegy stock plan and award agreements and the assumed FNF stock plans, these stock options and restricted stock awards would vest upon a change in control. In addition, we have assumed for purposes of this disclosure that any unvested stock options granted under the former FIS plan held by our named executive officers would vest upon a change in control. Mr. Carbiener’s restricted stock award agreement also provides that his award vests upon termination of his employment by reason of his death or disability or upon his termination by our parent without cause. In addition, under Mr. Foley’s employment agreement, unvested stock options and restricted stock awards would vest upon any termination of employment by our parent not for cause, a termination by the executive for good reason or a termination by Mr. Foley for any reason within six months after a change in control. Under the FIS employment agreements with Messrs. Carbiener and Swenson, the option grants made pursuant to the employment agreements would vest upon a termination by our parent without cause or a termination by the executive for good reason. In any other termination event, all of these unvested stock options and restricted stock awards would expire at the employment termination date. The following estimates are based on a stock price of $41.59 per share, which was the closing price of FIS’s common stock on the last business day of FIS’s 2007 fiscal year. The stock option amounts reflect the excess of this share price over the exercise price of the unvested stock options that would vest. The restricted stock amounts were determined by multiplying the number of shares that would vest by $41.59.

The estimated value of the stock options held by our named executive officers that would vest upon a change in control would be as follows: Mr. Foley $12,089,195; Mr. Carbiener $553,875; Mr. Chan $95,970; Mr. Scheuble $598,297; and Mr. Swenson $1,837,991. These same amounts would vest upon a termination of Messrs. Foley’s and Carbiener’s employment by our parent not for cause, a termination by Messrs. Foley and Carbiener for good reason or a termination by Mr. Foley within six months after a change in control. The estimated value of stock options held by Mr. Swenson that would vest upon a termination of his employment by our parent not for cause or a termination by him for good reason is $1,770,991. The estimated value of restricted stock awards held by Messrs. Carbiener and Swenson that would vest upon a change in control or, with respect to Mr. Carbiener, upon termination of his employment by reason of his death or disability or by FIS without cause, would be $228,745 and $73,739, respectively.

Compensation Committee Interlocks and Insider Participation

Our compensation committee will be composed of three independent directors. We anticipate that no member of our compensation committee will be a former or current officer or employee of our company or any of our subsidiaries. In addition, we anticipate that none of our executive officers will serve (i) as a member of the compensation committee or board of directors of another entity, one of whose executive officers serves on our compensation committee, or (ii) as a member of the compensation committee of another entity, one of whose executive officers serves on our board of directors.

Director Compensation

Historically.  Directors who are FIS’s salaried employees receive no additional compensation for services as a director or as a member of a committee of FIS’s board. In 2007, all non-employee directors of FIS received an annual retainer of $40,000, payable quarterly, plus $1,500 for each board or committee meeting he attends. The chairman and each member of FIS’s audit committee received an additional annual fee (payable in quarterly installments) of $24,000 and $12,000, respectively, for their service on FIS’s audit committee. The chairman and each member of FIS’s compensation committee and FIS’s corporate governance and nominating committee received an additional annual fee (payable in quarterly installments) of $15,000 and $6,000, respectively, for their service on such committees. In addition, each director received long-term incentive awards of 12,000 options. The options were granted under the Certegy stock plan, have a seven-year term, have an exercise price equal to the fair market value of a share on the date of grant, and vest proportionately each year over three years from the date of grant based upon continued service on FIS’s board of directors. FIS also reimburses each non-employee director for all reasonable out-of-pocket expenses incurred in connection with attendance at board and committee meetings. Finally, each member of FIS’s board is eligible to participate in FIS’s deferred compensation plan to the extent he elects to defer any board or committee fees.

Going Forward.  We anticipate that our board of directors will provide for comparable compensation and benefits arrangements for our directors after the distribution.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

FIS currently owns all of our outstanding shares of common stock. None of our director nominees or the persons expected to become our executive officers currently owns any shares of our common stock, but those who own shares of FIS common stock will be treated as other holders and, accordingly, will receive shares of our common stock in the distribution. After the spin-off, FIS will not directly or indirectly own any of our common stock.

The following table provides information with respect to the beneficial ownership of FIS’s common stock and the expected beneficial ownership of our common stock by (i) each person whom we believe will be a beneficial owner of more than 5% of our outstanding common stock, (ii) each of the persons nominated to serve as our directors, (iii) each officer named in the Summary Compensation Table and (iv) all of our executive officers and directors nominees as a group. We based the share amounts on each person’s beneficial ownership of FIS’s common stock and stock options as of March 20, 2008, unless we indicate some other date or basis for the share amounts in the applicable footnotes. Following the spin-off, LPS will have outstanding an aggregate of approximately           shares of common stock based upon approximately           shares of FIS common stock outstanding on June 18, 2008, assuming no exercise of FIS options, and applying the distribution ratio of one-half share of our common stock for every share of FIS common stock held as of the record date. Except as otherwise noted in the footnotes below, each person or entity identified below has sole voting and investment power with respect to such securities.

The mailing address of each director and executive officer shown in the table below is c/o Lender Processing Services, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204.

		Shares Beneficially Owned
	Number of			Number of
	Shares of	Number of		Shares of
	FIS	Exercisable		LPS
Name and Address of	Common	FIS	Percentage	Common	Percentage
Beneficial Owner	Stock	Options(1)	of Class(2)	Stock(3)	of Class

Non-Employee Director Nominees:
Named Executive Officers:
William P. Foley, II	2,501,325 (4)	991,389	2.13
Jeffrey S. Carbiener	76,570	320,042	*
Francis K. Chan	11,321	38,538	*
Daniel T. Scheuble	13,804	30,117	*
Eric D. Swenson	16,803	42,055	*
All directors and executive officers as a group	2,631,820	1,452,141	2.89
Greater than 5% Stockholders
Capital World Investors(5)	13,265,000		6.82%
Glenview Capital Management, LLC(6)	15,230,512		7.83%

*	Represents less than 1% of class of common stock.

(1)	Represents shares subject to stock options that were exercisable on March 20, 2008, or become exercisable within 60 days of March 20, 2008.

(2)	Based on 194,479,421 shares of common stock of FIS outstanding on February 1, 2008.

(3)	The LPS column will be filled in before the distribution when more information is available about the adjustments to be made to the restricted stock and options held by the individuals named above.

(4)	Included in this amount are 1,316,404 shares held by Folco Development Corporation, of which Mr. Foley and his spouse are the sole stockholders, and 311,222 shares held by the Foley Family Charitable Foundation.

(5)	According to a Schedule 13G filed February 11, 2008, Capital World Investors, a division of Capital Research Management Company (“CRMC”) whose address is 333 South Hope Street, Los Angeles, CA 90071, is deemed to be the beneficial owner of 13,265,000 shares as a result of CRMC acting as investment advisor to various investment companies registered under Section 8 of the Investment Company Act of 1940.

(6)	According to a Schedule 13G filed December 6, 2007, Glenview Capital Management, LLC and Lawrence M. Robbins, whose address is 767 Fifth Avenue, 44th Floor, New York, NY 10153, may be deemed to be the beneficial owner of 15,230,512 shares. This amount consists of: (A) 419,890 shares held for the account of Glenview Capital Partners; (B) 6,109,456 shares held for the account of Glenview Capital Master Fund; (C) 2,883,017 shares held for the account of Glenview Institutional Partners; (D) 700,719 shares held for the account of the GCM Little Arbor Master Fund; (E) 124,304 shares held for the account of GCM Little Arbor Institutional Partners; (F) 3,078,965 shares held for the account of Glenview Capital Opportunity Fund; (G) 1,797,019 shares held for the account of Glenview Offshore Opportunity Master Fund; (H) 9,427 shares held for the account of GCM Little Arbor Partners; and (I) 107,715 shares held for the account of GCM Opportunity Fund.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Certain Relationships with FIS and FNF

Our Chairman, William P. Foley, II, is also the Executive Chairman of FIS and the executive Chairman of the board of directors of FNF. Mr. Foley also owns common stock, and options to buy additional common stock, of our company, FIS and FNF. In addition, Mr. Foley has employment agreements with FIS and FNF, and we anticipate that we will enter into an employment agreement with him in connection with the distribution. For information regarding the FIS stock and options held by Mr. Foley, and our expectations with respect to our stock and options we expect to award to Mr. Foley, please refer to the sections of this information statement entitled “Management — Executive and Director Compensation” and “Security Ownership of Certain Beneficial Owners and Management.”

We also expect that, following the spin-off, one or more of our other directors may also serve as a director of FIS or FNF. We refer to these directors as the dual-service directors. For their services as our director, each of the dual-service directors will receive compensation from us, in addition to any compensation that they may receive from FIS or FNF. We expect that each of the dual-service directors will also own common stock, and options to buy additional common stock, of both our company and of FIS or FNF.

Arrangements with FIS and FNF

Since 2005, the business groups that will be transferred to us as part of the contribution were operated by FIS as internal divisions or separate subsidiaries within the FIS family of companies. There have been inter-company arrangements between our operations and operations remaining with FIS for payment and reimbursement for corporate services and administrative matters as well as for services that we and FIS provided to each other in support of our respective customers and businesses. In addition, because our business groups were part of FIS, we also received and provided services from and to FNF under its arrangements with FIS, including corporate administrative and other services. Finally, certain of our subsidiaries have been parties to agreements directly with FNF covering various matters. Generally, the terms of our historic agreements and arrangements with our parent and FNF have not been negotiated at arm’s length, and they may not reflect the terms that could have been obtained from unaffiliated third parties. However, other than those corporate services and similar arrangements that are priced at cost, which are likely more favorable to us as the service recipient than we could obtain from a third party, we believe that the economic terms of our arrangements with FNF and FIS are generally priced within the range of prices that would apply in a third party transaction, and are not less favorable to us than a third party transaction would be.

In connection with the spin-off, we will enter into written agreements with FIS or FNF under which we will continue to receive and provide certain of these services. The new agreements will cover situations where the prior agreement was oral or we were covered by a group agreement to which FIS was a party. In cases where a written agreement already exists to which we are a party, such agreements will continue in effect. Finally, we will enter into certain agreements with FIS specifically to effectuate the spin-off, including a Contribution and Distribution Agreement, Tax Disaffiliation Agreement and Employee Matters Agreement.

Arrangements with FIS

Overview

There are various agreements that will govern the interim and ongoing relationships between FIS and us following the closing date of the spin-off. These agreements include:

•	the contribution and distribution agreement;

•	the tax disaffiliation agreement;

•	the employee matters agreement;

•	the corporate and transitional services agreements;

•	the interchange agreement for use of corporate aircraft;

•	the lease agreement for office space for FIS in Jacksonville, Florida; and

•	the third party customer services support agreements.

Contribution and Distribution Agreement

Transfer of Assets and Assumption of Liabilities.  The Contribution and Distribution Agreement will generally provide that, subject to the terms and conditions contained therein:

•	FIS will transfer all right, title and interest of FIS in and to (i) that number of shares and other securities of the subsidiaries of FIS specified in the Contribution and Distribution Agreement and (ii) all other properties, assets and rights of any nature, kind and description held by FIS immediately prior to the asset contribution that primarily relate to, arise out of or are held in connection with the lender processing services operations of FIS.

•	In exchange, (i) FIS will receive shares of LPS common stock, (ii) FIS will receive one or more notes issued by LPS to and in favor of FIS or its assigns in the aggregate original principal amount of approximately $1.6 billion and (iii) LPS will assume all liabilities and obligations of FIS, its subsidiaries and affiliates, required to be paid or performed or otherwise arising under certain agreements or in connection with transferred assets relating to lender processing services operations.

FIS will not make any representations or warranties regarding the assets, businesses or liabilities transferred or assumed, any consents or approvals that may be required in connection with such transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, or the legal sufficiency of any conveyance documents. Except as expressly set forth in the Contribution and Distribution Agreement or in any ancillary agreement, all assets will be transferred on an “as is,” “where is” basis.

The Distribution.  The Contribution and Distribution Agreement will provide that FIS will cause its transfer agent to distribute to record stockholders of FIS all of the shares of our common stock as determined by the board of directors of FIS in its board action approving the spin-off dividend.

Additionally, the Contribution and Distribution Agreement will provide that we agree to take any and all actions and enter into any and all agreements and arrangements reasonably requested by FIS to facilitate the spin-off and to cooperate with FIS in connection with the spin-off.

Access to Information.  Under the Contribution and Distribution Agreement, during the retention period (such period of time as required by a records retention policy, any government entity, or any applicable agreement or law) we and FIS will be obligated to provide each other access to certain information, subject to confidentiality obligations and other restrictions. Additionally, we and FIS will make reasonably available to each other our respective employees to explain all requested information. We and FIS will be entitled to reimbursement for reasonable expenses incurred in providing requested information. We and FIS also agree to cooperate fully with each other to the extent requested in preparation of any filings made by us or by FIS with the SEC, any national securities exchange or otherwise made publicly available. Furthermore, we and FIS will use commercially reasonable efforts to make reasonably available to each other our respective past and present representatives as witnesses in any legal, administrative or other proceedings in which the other party may become involved. We and FIS will each retain all proprietary information within each company’s respective possession relating to the other party’s respective businesses for an agreed period of time and, prior to destroying the information, each of us must give the other notice and an opportunity to take possession of the information. We and FIS will each agree to hold in confidence all information concerning or belonging to the other for a period of three years following the date of the distribution.

Indemnification.  We will indemnify, hold harmless and defend FIS and its subsidiaries, affiliates and representatives from and against all liabilities arising out of or resulting from:

•	The ownership or operation of the assets or properties, or the operations or conduct, of the business transferred to us in connection with the spin-off, including all employment agreements relating to employees transferred to us, whether arising before or after the contribution;

•	Any guarantee, indemnification obligation, surety bond or other credit support arrangement by FIS or any of its affiliates for our benefit;

•	Any untrue statement of, or omission to state, a material fact in FIS’s public filings to the extent it was a result of information that we furnished to FIS, if that statement or omission was made or occurred after the contribution; and

•	Any untrue statement of, or omission to state, a material fact in any of our public filings, except to the extent the statement was made or omitted in reliance upon information about the FIS group provided to us by FIS or upon information contained in any FIS public filing.

FIS will indemnify, hold harmless and defend us and each of our subsidiaries, affiliates and representatives from and against all liabilities arising out of or resulting from:

•	The ownership or operation of the assets or properties, or the operations or conduct, of FIS or any of its subsidiaries and affiliates (other than us and our subsidiaries and the business transferred to us), whether arising before or after the date of the contribution;

•	Any guarantee, indemnification obligation, surety bond or other credit support arrangement by us or any of our affiliates for the benefit of FIS;

•	Any untrue statement of, or omission to state, a material fact in any of our public filings about the FIS group to the extent it was as a result of information that FIS furnished to us or which was contained in FIS’s public filings; and

•	Any untrue statement of, or omission to state, a material fact in any FIS public filing, other than to the extent we are responsible as set forth above.

The Contribution and Distribution Agreement will also specify procedures with respect to claims subject to indemnification and related matters and provide for contribution in the event that indemnification is not available to an indemnified party. All indemnification amounts will be reduced by any insurance proceeds and other offsetting amounts recovered by the party entitled to indemnification.

Expenses of the Contribution and Distribution.  In general, FIS will pay all costs incurred in connection with the Contribution and Distribution Agreement.

Cross License.  The Contribution and Distribution Agreement will also contain provisions permitting us to use certain FIS trademarks and tradenames for an interim period of not more than a year while we establish our own branding and trademarks. This license is non-exclusive, non-transferable, and royalty-free.

Tax Disaffiliation Agreement

We will enter into the Tax Disaffiliation Agreement with FIS as a condition to completion of the spin-off. The purpose of this agreement is to set out each party’s rights and obligations with respect to federal, state, local, and foreign taxes for tax periods before the spin-off and related matters. Our subsidiaries currently are members of the FIS consolidated federal tax return. In addition, certain of our subsidiaries are included with FIS companies in state combined income tax returns. From and after the time of the distribution, our subsidiaries will no longer be included in the FIS consolidated federal income tax return or in any state combined return with any FIS company, and the tax sharing agreements that we and companies in our group have entered into in the past with FIS and its subsidiaries will be terminated. This agreement allocates responsibility between FIS and us for filing tax returns and paying taxes to the appropriate taxing authorities for periods prior to the distribution, subject to the indemnification provisions set forth in the Tax Disaffiliation Agreement, which generally allocate tax costs to the company earning the income giving rise to the tax. This agreement also includes indemnifications for any adjustments to taxes for periods prior to the distribution and any related interest and penalties, and for any taxes and for any adverse consequences that may be imposed on the parties as a result of the distribution, as a result of actions taken by the parties or otherwise.

Filing of Returns, Payment of Taxes, and Indemnifications

Under this agreement:

•	FIS will file all FIS federal consolidated income tax returns, which will include our subsidiaries as members of the FIS group through the distribution date. FIS will pay all the tax due on those returns, but we will indemnify FIS for the portion of the tax that is attributable to our income and that of our subsidiaries.

•	FIS will share responsibility with us for filing and paying tax on combined state returns that include both our companies and FIS group companies. We will file the return and pay the tax when one of our subsidiaries has the responsibility under applicable law for filing such return. FIS will indemnify us with respect to any state income tax paid by us or any member of our group that is attributable to the income of FIS or its subsidiaries. FIS will file the return and to pay the tax for all other combined returns. We will indemnify FIS for any state income taxes paid by FIS but attributable to our income or that of our subsidiaries.

•	We will indemnify FIS for all taxes and associated adverse consequences FIS incurs (including shareholder suits) associated with the distribution, the preliminary restructuring transactions effected prior to the spin-off, or the debt-for-debt exchange if FIS’ liability for taxes and adverse consequences arising from the imposition of taxes is the result of a breach or inaccuracy of any representation or covenant of any member of our group or is a result of any action taken by any member of our group.

•	FIS will indemnify us for all taxes and associated adverse consequences we incur (including shareholder suits) associated with the distribution, the preliminary restructuring transactions effected prior to the spin-off, or the debt-for-debt exchange if our liability for taxes and adverse consequences arising from the imposition of taxes is the result of a breach or inaccuracy of any representation or covenant of any member of the FIS group or is a result of any action taken by any member of the FIS group.

•	There are limitations on each group’s ability to amend tax returns if amendment would increase the tax liability of the other group.

Restrictions on Stock Acquisitions and Redemptions of Debt.  In order to help preserve the tax-free nature of the distribution, we have agreed that we will not engage in any direct or indirect acquisition, issuance or other transaction involving our stock. In addition, we have agreed not to reacquire any of our debt instruments that FIS exchanged in the debt-for-debt exchange. These restrictions are subject to various exceptions, including that (i) we may engage in such transactions involving our stock or debt if we obtain an opinion from a nationally recognized law firm or accounting firm that the transaction will not cause the distribution to be taxable or (ii) we may obtain the consent of certain officers of FIS to engage in such transactions.

Employee Matters Agreement

We will enter into an employee matters agreement with FIS to allocate responsibility and liability for certain employee-related matters. Our employees will continue to participate in certain of FIS’s employee benefit plans for an interim period following the spin-off while we establish plans and benefit arrangements for our employees. Under the employee matters agreement, we agree to contribute to those plans (or reimburse FIS) the portions of the employer contributions and other employer-paid costs under those plans that are attributable to our employees. Such costs will include, for example, payment of 401(k) matching contributions for our employees and payment of the employer portion of the cost of health, dental, disability and other welfare benefits provided to our employees. The services provided by FIS to us under the employee matters agreement and the corporate and transitional services agreement described below will terminate as our plans and benefits are established and made available to our employees, but in any event the agreement will terminate no later than 24 months following the spin-off.

Corporate and Transitional Services Agreements

FIS historically has provided certain corporate services to us relating to general management, accounting, finance, legal, payroll, human resources, corporate aviation and information technology support services, and we have provided certain leased space and information technology support to FIS. In 2007, 2006 and 2005, FIS allocated a net amount of $35.7 million, $51.8 million and $54.9 million, respectively, to us in respect of these services. Following the spin-off, we and FIS will continue to provide certain of these services to each other under new agreements, including new corporate and transitional services agreements and other agreements described below.

The pricing for the services to be provided by us to FIS, and by FIS to us, under the corporate and transition services agreements will be on a cost-only basis, with each party in effect reimbursing the other for the costs and expenses (including allocated staff and administrative costs) incurred in providing these corporate services to the other party. We expect that the corporate and transitional services agreements between FIS and us will terminate at various times specified in the agreement, generally ranging from 12 months to 24 months after the completion of the spin-off, but in any event generally will be terminable by either party on 90 days’ notice, other than certain IT infrastructure and data processing services, for which the notice of termination may be longer. When the services under these agreements are terminated, we and FIS will arrange for alternate suppliers or hire additional employees for all the services important to our respective businesses.

Interchange Agreement for Corporate Aircraft

We will enter into an interchange agreement with FIS and FNF with respect to our continued use of the corporate aircraft leased or owned by FIS and FNF, and the use by FNF and FIS of the corporate aircraft leased by us. This arrangement will provide us with access from time to time to additional corporate aircraft that we can use for our business purposes. The interchange agreement will have a perpetual term, but may be terminated at any time by any party upon 30 days’ prior written notice. The interchange agreement will provide that we will reimburse FIS or FNF, or FIS or FNF will reimburse us, for the net cost differential of our use of the aircraft owned or leased by FNF or FIS, and their respective aggregate use of our aircraft. The interchange use and the amounts for which each of us can be reimbursed are subject to Federal Aviation Authority regulations and are the same as would apply to any third party with whom we would enter into an aircraft interchange arrangement.

Lease Agreement

We will enter into a lease agreement pursuant to which we will lease to FIS certain portions of our Jacksonville, Florida headquarters campus for use by FIS’s personnel. This lease arrangement will relate solely to office space and will continue for a term of 3 years, with an option to renew. The rent under this lease is calculated in the same manner and at the same rate per rentable square foot as applies to our lease and our sublease with FNF. The rate per rentable square foot is comprised of a base rate amount equal to $10.50 plus additional rent equal to FIS’s share of the reasonable estimated operating expenses for the entire Jacksonville headquarters campus (subject to certain exclusions). For 2008, the total rent charged to FIS is $27.19 per rentable square foot. This rent amount may increase or decrease in future years.

Third Party Customer Services Support Agreements

So that we and FIS can continue to provide services seamlessly to our respective existing customers, in certain limited circumstances we and FIS will enter into service support agreements pursuant to which we will subcontract with FIS, and FIS will subcontract with us, to provide support services required under our contracts with our respective customers. The term of these agreements will be for the period required to provide uninterrupted service to the customer under the relevant customer contract.

Arrangements with FNF

Overview

There are various agreements that will govern the interim and ongoing relationships between FNF and us following the closing date of the spin-off. These agreements include:

•	the corporate and transitional services agreement;

•	the master information technology and application development services agreement;

•	the interchange agreement for use of corporate aircraft;

•	the real estate management, lease and sublease agreements;

•	the eLender services agreement;

•	the software license agreement;

•	the issuing agency agreements;

•	the tax services agreements; and

•	the real estate data and support services agreements.

Corporate and Transitional Services Agreement

Through agreements with FIS, FNF historically has provided certain corporate services to us relating to general management, statutory accounting, claims administration, corporate aviation and other administrative support services. In 2007, 2006 and 2005, FIS allocated $0.9 million, $3.4 million and $14.4 million, respectively, to us in respect of these services. Following the spin-off, FNF will continue to provide certain of these services for us under a new corporate and transitional services agreement.

The pricing for the services to be provided by FNF to us under the corporate and transitional services agreement is on a cost-only basis, in effect reimbursing FNF for the costs and expenses (including allocated staff costs) incurred in providing these corporate services to us. We expect that the corporate and transitional services agreements will terminate at various times specified in the agreement, generally ranging from 12 months to 24 months after the completion of the spin-off, but in any event generally will be terminable by either party on 90 days’ notice, other than limited services for which the notice of termination may be longer. When the services under these agreements are terminated, we will arrange for alternate suppliers or hire additional employees for all the services important to our businesses.

Master Information Technology and Application Development Services Agreement

Through agreements with FIS, FNF historically has received from us certain software development services. In 2007 and 2006, we earned $40.4 million and $16.6 million, respectively, for our provision of these services to FNF. Following the spin-off, we will continue to provide these services to FNF under a new master information technology and application development services agreement.

The Master Information Technology and Application Development Services Agreement sets forth the specific services to be provided and provides for statements of work and amendment as necessary. We may provide the services ourselves or through one or more subcontractors that are approved by FNF, but we are responsible for compliance by each subcontractor with the terms of the agreement. The agreement provides for specified levels of service for each of the services to be provided. If we fail to provide service in accordance with the agreement, then we are required to correct our failure as promptly as possible at no cost to FNF.

Under the Master Information Technology and Application Development Services Agreement, FNF is obligated to pay us for the services that FNF and its subsidiaries utilize, calculated under a specific and comprehensive pricing schedule. Although the pricing includes some minimum usage charges, most of the service charges are based on actual usage, specifically related to the particular service and the complexity of the technical development and technology support provided by us.

The Master Information Technology and Application Development Services Agreement is effective for a term of five years unless earlier terminated in accordance with its terms. FNF has the right to renew the agreement for two successive one-year periods, by providing a written notice of its intent to renew at least six months prior to the expiration date. Upon receipt of a renewal notice, the parties will begin discussions regarding the terms and conditions that will apply for the renewal period, and if the parties have not reached agreement on the terms by the time the renewal period commences, then the agreement will be renewed for only one year on the terms as in effect at the expiration of the initial term. FNF may also terminate the agreement or any particular statement of work or base services agreement subject to certain minimum fees and prior notice requirements, as specified for each service. In addition, if either party fails to perform its obligations under the agreement, the other party may terminate after the expiration of certain cure periods.

Interchange Agreement for Corporate Aircraft

For a description of this agreement, refer to the subsection entitled “Certain Relationships and Related Party Transactions — Arrangements with FIS — Interchange Agreement for Corporate Aircraft.”

Real Estate Management Services and Lease and Sublease Agreements

Historically, through agreements with FIS, FNF received certain real estate management services from us. In addition, in connection with the use of the Jacksonville campus headquarters, we have received revenue from building management services (including telecommunications services) provided to FNF, and from rental income paid by FNF. The aggregate net amounts we received in 2007, 2006 and 2005 were $2.5 million, $3.9 million and $3.6 million, respectively.

Property Management for FNF.  Following the spin-off, we will continue to provide services under a property management agreement with FNF. Pursuant to this agreement, we will continue to act as property manager for “Building V” and receive an annual management fee equal to $16.69 per rentable square foot per annum, payable in arrears and paid in monthly installments of $0.4 million. The property management agreement has a term of 3 years with rights to renew for successive one-year periods thereafter.

Lease and Sublease at Jacksonville Headquarters Campus.  After the spin-off we will also continue to lease space to FNF pursuant to a lease agreement, and will sublease space (including furnishings) in Building V from FNF pursuant to a new sublease agreement. Both the lease and the sublease have a term of 3 years with rights to renew for successive one-year periods thereafter. The lease and the sublease each provides that the rentable square footage that is leased to FNF, in the case of the lease, or leased to us, in the case of the sublease, may, by mutual agreement, increase or decrease from time to time during the term of the lease. Under the lease, FNF pays rent for the space that it leases in equal monthly installments paid in advance on the first day of each calendar month. The rate per rentable square foot charged by us to FNF for its office space is the same rate that we are charged under the sublease with FNF. The rent is comprised of a base rent amount equal to $10.50 per rentable square foot plus additional rent equal to FNF’s share of the reasonable estimated operating expenses for the entire facility that are in excess of the operating expenses (subject to certain exclusions). The operating expenses will fluctuate from year to year and thus, the amount of the additional rent will also fluctuate. For 2008, the total rent charged to FNF is $27.19 per rentable square foot. The amount of the rent may increase or decrease in future years. Under the sublease, we will pay rent for the space that we lease at the same rate per rentable square foot and calculated in the same manner as we calculate the base rent and the additional rent under our lease to FNF. Our rent under the sublease may increase or decrease in future years depending on the amount of total operating expenses for the entire campus. In addition to our rent for office space, under the sublease we also pay rent for office furnishings for that space. Our rent is payable in equal monthly installments paid in advance on the first day of each calendar month.

eLender Services Agreement

Pursuant to the eLender services agreement between FNF, FIS and us, and several prior agreements covering the same subject matter, we have received an interest in the proprietary “eLenderSolutions” software, software development services, and lender services business processing from FNF. Under the eLender agreement, each party conveyed their respective interests in eLenderSolutions to the other so all parties were joint owners of the software, and we further developed the software jointly. FNF processed our lenders services business for us so that we could continue to operate as title agents in certain limited geographic areas where we otherwise lacked ready access to title plants. Under this agreement, FNF also licensed from us the use of certain proprietary business processes and related documentation in those limited geographic areas, and we provided FNF with oversight and advice in connection with the implementation of these business processes. In previous years, we also provided services to FNF in connection with a title insurance premium rate calculator application for use by FNF and its subsidiaries. In 2007, 2006 and 2005, we earned in the aggregate $12.2 million, $9.3 million and $11.9 million, respectively, under these agreements.

Software License Agreement

Software Licensed to FNF.  A division of FIS, which division after the spin-off will be part of our company, has been licensing software to FNF under a license agreement for a package of software known as “SoftPro.” SoftPro is a series of software programs and products (which we will own upon completion of the spin-off) that have been and continue to be used by FNF’s title insurance company subsidiaries. We receive monthly fees from FNF based on the number of workstations and the actual number of SoftPro software programs and products used in each location. In 2007, 2006 and 2005, we received $17.2 million, $12.2 million and $7.7 million, respectively, from FNF for these licenses. Upon the spin-off, this license agreement will be assigned to us.

Issuing Agency Agreements

We have been a party to issuing title agency agreements with two of FNF’s title insurance company subsidiaries. Under these agreements, we act as title agents for the FNF title insurance company subsidiaries in various jurisdictions. Our title agency appointments under these agreements are not exclusive; the FNF title insurance subsidiaries each retain the ability to appoint other title agents and to issue title insurance directly. Subject to certain early termination provisions for cause, each of these agreements may be terminated upon five years’ prior written notice, which notice may not be given until after the fifth anniversary of the effective date of the agreement (thus effectively resulting in a minimum ten year term). We entered into the issuing agency contracts between July 22, 2004 and August 28, 2006. In 2007, 2006 and 2005, we earned $132.2 million, $83.9 million and $80.9 million, respectively, in commissions from these unaffiliated third parties under agency agreements, representing a commission rate in 2007 of approximately 89% of premiums earned. These agreements will continue to be in effect after the spin-off.

Tax Services Agreements

We have historically provided tax services to FNF title insurers pursuant to several tax service agreements. Under these agreements, we have provided tax certificates to FNF title companies for closings in Texas. We provide a computerized tax service which allows the companies to access and retrieve information from our computerized tax plant. In 2007, 2006 and 2005 we received $6.4 million, $6.0 million and $5.6 million, respectively, for our services. Following the spin-off, these agreements will continue between us and FNF.

Real Estate Data and Support Services Agreements

We also provide various real estate and title related services to FNF and its subsidiaries, and FNF and its subsidiaries provide various real estate related services to us, under a number of agreements. Following the spin-off, these agreements will continue between us and FNF. The significant agreements are briefly described below.

Real Estate Data Services.  We provide real estate information to various FNF entities, consisting principally of data services required by the title insurers. These sales are not made under a written agreement but instead under oral arrangements, which we expect to continue, subject to FNF’s continued need for such service, after the spin-off. We earned $9.5 million, $10.0 million and $8.6 million from these services in 2007, 2006 and 2005, respectively.

Flood Zone Determination Agreement.  We have provided flood zone determination services to FNF pursuant to a flood zone determination agreement. Under the agreement, we make determinations and reports regarding whether certain properties are located in special flood hazard areas. In 2007, 2006 and 2005, we received

$0.6 million, $1.0 million and $0.9 million, respectively, for our services. The agreement expires on September 1, 2008, and can be renewed for successive one year terms upon 30 days written notice.

Title Plant Access and Title Production Services.  We are party to a national master services agreement with a subsidiary of FNF relating to title plant access relating to real property located in various states. Under this agreement, we receive online database access, physical access to title records, use of space, image system use, and use of special software. We pay a monthly fee (subject to certain minimum charges) based on the number of title reports or products we order as well as fees for the other services we receive. The agreement has a term of 3 years beginning in November 2006 and is automatically renewable for successive 3 year terms unless either party gives 30 days’ prior written notice. FNF has also provided title production services to us under a title production services agreement, pursuant to which we pay for services based on the number of properties searched, subject to certain minimum use. The title production services agreement can be terminated by either party upon 30 days’ prior written notice. In 2007, 2006 and 2005, we paid $5.8 million, $3.9 million and $3.0 million, respectively, for these services and access.

Investment by FNF in FNRES Holdings, Inc.

On December 31, 2006, FNF contributed $52.5 million to our subsidiary, FNRES Holdings, Inc., which we refer to as FNRES, for approximately 61% of the outstanding shares of FNRES. After the spin-off, we will continue to own the remaining 39% of FNRES. As a result, since December 31, 2006, we no longer consolidate FNRES, but record our remaining 39% interest as an equity investment in the amount of $30.5 million and $33.5 million as of December 31, 2007 and 2006, respectively. We recorded equity losses (net of tax), from our investment in FNRES, of $3.0 million for the year ended December 31, 2007. During 2006 and 2005, FNRES contributed revenues of $45.1 million, $43.7 million, respectively, and operating (loss) income of $(6.6) million and $1.7 million, respectively.

Other Related Person Transactions and Relationships

We expect that our board of directors will adopt our Code of Conduct, pursuant to which, following the spin-off, our directors and officers will be expected to avoid any activity, investment, interest or association that interferes or appears to interfere with their independent exercise of judgment in carrying out an assigned job responsibility, or with our interests as a whole. As described in our Code of Conduct, most conflicts of interest arise where a director or officer, or his/her family member, obtains some personal benefit at our expense. To protect against such conflicts, our Code of Conduct will expressly prohibit the following activities or actions following the spin-off:

•	Our directors and officers may not have any financial interest (other than as a minor stockholder of a publicly traded company), either directly or indirectly, in any of our suppliers, contractors, customers or competitors, or in any business transaction involving us, without the prior written approval of our compliance officer.

•	Our directors and officers may not engage in any business transaction on our behalf with a relative by blood or marriage, or with a firm of which that relative is a principal, officer or representative, without the prior written approval of our compliance officer or another appropriate LPS officer.

•	Our directors and officers may not use LPS property or services for their personal benefit unless (i) use of that property and those services has been approved for general employee or public use, or (ii) he or she has obtained our prior approval. Our directors and officers are also expressly prohibited from selling, lending, giving away or otherwise disposing of LPS property, regardless of condition or value, without proper authorization.

•	Our directors and officers are prohibited from (a) taking for themselves personally business opportunities that conflict with our interests that are discovered through the use of LPS property, information or position; (b) using LPS property, information, or position for personal gain; and (c) competing with us; provided, that this provision will not limit their services to FIS or FNF or any actions permitted under our certificate of incorporation.

It will be our policy to review all relationships and transactions in which we and our directors or executive officers (or their immediate family members) will be participants in order to determine whether the director or officer in question has or may have a direct or indirect material interest. Under our Code of Conduct, a team comprised of our selected staff from the legal, internal audit and human resources departments will have the responsibility for developing and implementing procedures for reviewing and evaluating any relevant transactions and relationships. We will appoint a compliance officer who will perform various ongoing administrative functions in connection with our Code of Conduct and, together with our legal staff, will be primarily responsible for developing and implementing procedures to obtain the necessary information from our directors and officers regarding related person transactions. Under our Code of Conduct, any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest must be discussed promptly with our compliance officer. The compliance officer, together with our legal staff, then shall review the transaction or relationship, and consider the material terms of the transaction or relationship, including the importance of the transaction or relationship to us, the nature of the related person’s interest in the transaction or relationship, whether the transaction or relationship would likely impair the judgment of a director or executive officer to act in our best interest, and any other factors they deem appropriate. After reviewing the facts and circumstances of each transaction, the compliance officer, with assistance from the legal staff, shall determine whether the director or officer in question has a direct or indirect material interest in the transaction. As required under the SEC rules, transactions with LPS that are determined to be directly or indirectly material to a related person will be disclosed in our proxy statement. In addition, the audit committee shall review and approve or ratify any related person transaction that is required to be disclosed. We expect that any waiver of the provisions of our Code of Conduct will be infrequent and will be granted by the compliance officer (or other applicable supervising officer) only when justified by unusual circumstances. In addition, any waiver of the provisions of our Code of Conduct with respect to any of our directors or executive officers must be approved by our audit committee and will be promptly disclosed to the extent required by applicable laws or stock exchange listing standards. Any director, officer or employee who has violated our Code of Conduct may be subject to a full range of penalties including oral or written censure, training or re-training, demotion or re-assignment, suspension with or without pay or benefits, or termination of employment.

DESCRIPTION OF CAPITAL STOCK

The following description of select provisions of our certificate of incorporation, our bylaws, and of the Delaware General Corporation Law is necessarily general and does not purport to be complete. This summary is qualified in its entirety by reference in each case to the applicable provisions of our certificate of incorporation and bylaws, which are included as exhibits to our registration statement on Form 10, and to the provisions of Delaware law.

Our authorized capital stock will consist of 500 million shares of common stock and 50 million shares of preferred stock. Immediately after the completion of the spin-off, approximately           shares of common stock and no shares of preferred stock will be outstanding, assuming no exercise of outstanding options. Also, immediately following the completion of the spin-off, the number of holders of record of our common stock will be equal to the number of holders of record of our parent’s common stock. As of March 31, 2008, there were approximately 6,979 record holders of FIS common stock.

Common Stock

Subject to the prior dividend rights of holders of any shares of preferred stock, holders of our common stock will be entitled to receive such dividends as may be declared by our board of directors out of funds legally available therefor. See “Dividend Policy.” Holders of our common stock will be entitled to one vote per share on each matter on which the holders of common stock are entitled to vote and will not have any cumulative voting rights. In the event of our liquidation or dissolution, holders of our common stock would be entitled to share equally and ratably in our assets, if any, remaining after the payment of all liabilities and the liquidation preference of any outstanding class or series of preferred stock. The rights and privileges of holders of our common stock are subject to the rights and preferences of the holders of any series of preferred stock that we may issue in the future, as described below. No holder of shares of our common stock or any security convertible into our common stock will have any preemptive right to acquire shares of our common stock.

Preferred Stock

Subject to the approval by holders of shares of any class or series of preferred stock, to the extent such approval is required, the board of directors will have the authority to issue preferred stock in one or more series and to fix the number of shares constituting any such series and the designations, powers, preferences, limitations and relative rights, including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by common stockholders. At the time of the spin-off, we will be authorized to issue up to 50 million shares of preferred stock.

If we are dissolved and there are insufficient assets available to pay in full the preferential amount to which the holders of preferred stock are entitled over the holders of common stock, then the assets, or the proceeds of the assets, will be distributed among the holders of each series of preferred stock ratably in accordance with the sums that would be payable on the distribution if all sums payable were discharged in full.

Certain Provisions of our Certificate of Incorporation, Bylaws and Delaware Law

A number of provisions of our certificate of incorporation and our bylaws deal with matters of corporate governance and the rights of stockholders. The following discussion is a general summary of select provisions of our certificate of incorporation, our bylaws and certain Delaware laws that might be deemed to have a potential “anti-takeover” effect. These provisions may have the effect of discouraging a future takeover attempt, by means of a tender offer, unsolicited merger proposal, or a proxy contest, for example, which is not approved by our board of directors but which individual stockholders may deem to be in their best interest or in which stockholders may be offered a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of the incumbent board of directors or management more difficult.

These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. The provisions summarized below are designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of the proposals could result in an improvement of their terms.

Common Stock.  Our unissued shares of authorized common stock will be available for future issuance without additional stockholder approval. While the authorized but unissued shares are not designed to deter or prevent a change of control, under some circumstances we could use the authorized but unissued shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with our board of directors in opposing a hostile takeover bid.

Preferred Stock.  The existence of authorized but unissued preferred stock could reduce our attractiveness as a target for an unsolicited takeover bid since we could, for example, issue shares of the preferred stock to parties that might oppose such a takeover bid or issue shares of the preferred stock containing terms the potential acquiror may find unattractive. This ability may have the effect of delaying or preventing a change of control, may discourage bids for our common stock at a premium over the market price of our common stock, and may adversely affect the market price of, and the voting and the other rights of the holders of, our common stock.

No Stockholder Action by Written Consent; Special Meetings.  Our certificate of incorporation and bylaws provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Our bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by a majority of the board of directors or by the Chairman of the board of directors or the Chief Executive Officer. Stockholders may not call a special meeting or require that our board of directors call a special meeting of stockholders.

Notice Provisions Relating to Stockholder Proposals and Nominees.  Our bylaws provide that, if one of our stockholders desires to submit a proposal or nominate persons for election as directors at an annual stockholders’

meeting, the stockholder’s written notice must be received by us not less than 120 days prior to the anniversary date of the date of the proxy statement for the immediately preceding annual meeting of stockholders. However, if the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by a stockholder must be received by us not later than the close of business on the 10th day following the day on which public disclosure of the date of the annual meeting was made. The notice must describe the proposal or nomination and set forth the name and address of, and stock held of record and beneficially by, the stockholder. Notices of stockholder proposals or nominations must set forth the reasons for the proposal or nomination and any material interest of the stockholder in the proposal or nomination and a representation that the stockholder intends to appear in person or by proxy at the annual meeting. Director nomination notices must set forth the name and address of the nominee, arrangements between the stockholder and the nominee and other information required under Regulation 14A of the Exchange Act. The presiding officer of the meeting may refuse to acknowledge a proposal or nomination not made in compliance with the procedures contained in our bylaws. The advance notice requirements regulating stockholder nominations and proposals may have the effect of precluding a contest for the election of directors or the introduction of a stockholder proposal if the requisite procedures are not followed and may discourage or deter a third-party from conducting a solicitation of proxies to elect its own slate of directors or to introduce a proposal.

Board Classification.  Our certificate of incorporation and bylaws provide that our board of directors is divided into three classes. Our initial board of directors is expected to consist of 6 members. The term of the first class of directors expires at our 2009 annual meeting of stockholders, the term of the second class of directors expires at our 2010 annual meeting of stockholders and the term of the third class of directors expires at our 2011 annual meeting of stockholders. At each of our annual meetings of stockholders, the successors of the class of directors whose term expires at that meeting of stockholders will be elected for a three-year term, one class being elected each year by our stockholders.

Size of Board and Vacancies; Removal.  Our certificate of incorporation and bylaws provide that the number of members of the board of directors shall be fixed exclusively by a resolution adopted by the affirmative vote of a majority of the entire board of directors, subject to the rights of the holders of preferred stock, if any.

Subject to the terms of any one or more classes or series of preferred stock, any vacancy on our board of directors, however created, may be filled by a majority of the board of directors then in office, even if less than a quorum, or by a sole remaining director. Subject to the rights, if any, of the holders of shares of preferred stock, any director or the entire board of directors may only be removed from office for cause by the affirmative vote of the holders of at least a majority of the voting power of LPS’s then outstanding capital stock entitled to vote generally in the election of directors.

Voting Requirements on Amending our Certificate of Incorporation or Bylaws.  Our certificate of incorporation and our bylaws provide that amendments to certain provisions of our bylaws, including those related to stockholder proposals and calling special meetings of stockholders, must be approved by both our board of directors and by the vote, at a regular or special stockholders’ meeting, of the holders of at least two-thirds of the votes entitled to be cast by the holders of all our capital stock then entitled to vote. All other amendments to our bylaws require either: (i) approval by a majority of our entire board of directors (without stockholder consent); or (ii) the vote, at a regular or special stockholders’ meeting, of the holders of at least two-thirds of the votes entitled to be cast by the holders of all our capital stock then entitled to vote. In addition, our certificate of incorporation provides that amendments to certain provisions of our certificate of incorporation, including those relating to the classified board, removal of directors, calling special meetings and no stockholder action by written consent, must be approved by the vote, at a regular or special stockholders’ meeting, of the holders of at least two-thirds of the votes entitled to be cast by the holders of all of our capital stock then entitled to vote (in addition to the approval of our board of directors).

Business Combination Statute.  Following the spin-off, we will be subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for shares of our common stock.

Provisions of our Certificate of Incorporation Relating to Corporate Opportunities

To address situations in which officers or directors may have conflicting duties to different corporations, Section 122(17) of the Delaware General Corporation Law allows a corporation to renounce, in its certificate of incorporation or by action of its board of directors, any interest or expectancy of the corporation in specified classes or categories of business opportunities. As such, and in order to address potential conflicts of interest between us and FIS or FNF and their respective subsidiaries, our certificate of incorporation contains provisions regulating and defining, to the fullest extent permitted by law, the conduct of our affairs as they may involve FIS or FNF and their respective officers and directors. In the following discussion, we refer to each of FIS and FNF as a “Specified Company.”

Our certificate of incorporation provides that, subject to any written agreement to the contrary, each Specified Company will have no duty to refrain from engaging in the same or similar activities or lines of business as us, and, except as set forth in our certificate of incorporation, neither Specified Company nor its respective officers or directors will be liable to us or our stockholders for any breach of any fiduciary duty due to any such activities of such Specified Company.

Our certificate of incorporation further provides that if one of our directors or officers who is also a director or officer of a Specified Company acquires knowledge of a potential transaction or matter that may be a corporate opportunity for such Specified Company and us, the director or officer will have satisfied his or her fiduciary duty to us and our stockholders with respect to that corporate opportunity if he or she acts in a manner consistent with the following policy:

•	a corporate opportunity offered to any person who is an officer of ours and who is also a director but not an officer of such Specified Company, will belong to us unless the opportunity is expressly offered to that person in a capacity other than such person’s capacity as one of our officers, in which case it will not belong to us;

•	a corporate opportunity offered to any person who is a director but not an officer of ours, and who is also a director or officer of such Specified Company, will belong to us only if that opportunity is expressly offered to that person in that person’s capacity as one of our directors; and

•	a corporate opportunity offered to any person who is an officer of both such Specified Company and us will belong to us only if that opportunity is expressly offered to that person in that person’s capacity as one of our officers.

Notwithstanding these provisions, our certificate of incorporation does not prohibit us from pursuing any corporate opportunity of which we become aware. Further, to the extent permitted by law, our certificate of incorporation waives any claim of breach of fiduciary duty arising out of any overlapping officer or director taking action on behalf of a Specified Company in respect of an agreement between us and that Specified Company.

These provisions in our certificate of incorporation will no longer be effective with respect to a Specified Company on the date that none of our directors or officers are also directors or officers of such Specified Company.

If our certificate of incorporation did not include provisions setting forth the circumstances under which opportunities will belong to us and regulating the conduct of our directors and officers in situations where their duties to us and a Specified Company conflict, the actions of our directors and officers in each such situation would be subject to the fact-specific analysis of the corporate opportunity doctrine as articulated under Delaware law. Under Delaware law, a director of a corporation may take a corporate opportunity, or divert it to another corporation in which that director has an interest, if (i) the opportunity is presented to the director or officer in his or her individual capacity, (ii) the opportunity is not essential to the corporation, (iii) the corporation holds no interest or expectancy in the opportunity and (iv) the director or officer has not wrongfully employed the resources of the corporation in pursuing or exploiting the opportunity. Based on Section 122(17) of the Delaware General Corporation Law, we do not believe the corporate opportunity guidelines set forth in our certificate of incorporation conflict with Delaware law. If, however, a conflict were to arise between the provisions of our certificate of incorporation and Delaware law, Delaware law would control.

Limitations on Director Liability

Under the Delaware General Corporation Law, we may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he or she is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In addition, Section 102(b)(7) of the Delaware General Corporation Law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock), or (iv) for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation contains the provisions permitted by Section 102(b)(7) of the Delaware General Corporation Law.

NYSE Listing

Our shares of common stock have been approved for listing on the New York Stock Exchange under the symbol “LPS,” subject to official notice of issuance.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Investor Services, LLC.

SHARES ELIGIBLE FOR FUTURE SALE

All shares distributed to FIS shareholders in the distribution will be freely tradable without restriction or further registration under the Securities Act, except that any shares received in the distribution by our “affiliates,” as that term is defined in Rule 144 under Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below.

Rule 144

In general, under Rule 144 as currently in effect, an affiliate would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding; or

•	the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The following summary is qualified in its entirety by reference to the complete text of the statutes referred to below, our certificate of incorporation and bylaws.

We are incorporated under the laws of the State of Delaware.

Section 145 of the Delaware General Corporation Law, or the DGCL, provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, or a derivative action, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Our certificate of incorporation will provide for the indemnification of directors, officers and certain authorized representatives of the corporation to the fullest extent permitted by the DGCL, except that our certificate of incorporation will provide for indemnification in a derivative action or suit initiated by a director, officer or authorized representative of the corporation only if our board of directors authorized the initiation of that action or suit. In addition, as permitted by the DGCL, our certificate of incorporation will provide that our directors shall have no personal liability to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (3) under Section 174 of the DGCL or (4) for any transaction from which a director derived an improper personal benefit.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock being distributed as contemplated by this information statement. This information statement is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to our company and our common stock, please refer to the registration statement, including its exhibits and schedules. Statements made in this information statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the Internet web site maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Information contained on any web site referenced in this information statement is not incorporated by reference into this information statement or the registration statement of which this information statement is a part. Our Internet address is included in this information statement as an inactive textual reference only.

After the spin-off, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC. Our future filings will be available from the SEC as described above.

After the spin-off, we will make available free of charge most of our future SEC filings through our Internet web site (www.lpsvcs.com) as soon as reasonably practicable after we file these materials with the SEC. You may also request a copy of our future SEC filings at no cost, by writing or telephoning us at:

Lender Processing Services, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204
(904) 854-5100
Attention: Corporate Secretary

We will furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed, by an independent public accounting firm.

You should rely only on the information contained in this information statement or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this information statement.

INDEX TO FINANCIAL STATEMENTS

Audited Combined Financial Statements for Lender Processing Services, Inc.

When the transactions referred to in Note 1 of the Notes to the Combined Financial Statements have been consummated, we will be in a position to render the following report.

/s/  KPMG LLP

Report of Independent Registered Public Accounting Firm

The Board of Directors
Lender Processing Services, Inc.:

We have audited the accompanying combined balance sheets of Lender Processing Services, Inc. and affiliates (a component of Fidelity National Information Services, Inc.) (“the Company”) as of December 31, 2007 and 2006, and the related combined statements of earnings, parent’s equity, and cash flows for each of the years in the three-year period ended December 31, 2007. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Lender Processing Services, Inc. and affiliates at December 31, 2007 and 2006, and the combined results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 9 to the combined financial statements, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, effective January 1, 2007.

Jacksonville, Florida
March 26, 2008,
except for Note 1 which
is as of               , 2008

LENDER PROCESSING SERVICES, INC.

Combined Balance Sheets
December 31, 2007 and 2006

	2007	2006
	(In thousands)

ASSETS
Current assets:
Cash and cash equivalents	$39,566	$47,783
Trade receivables, net of allowance for doubtful accounts of $20.3 million and $13.1 million, respectively, at December 31, 2007 and 2006	286,236	185,588
Other receivables	7,971	36,276
Prepaid expenses and other current assets	33,323	30,255
Deferred income taxes	40,440	55,203

Total current assets	407,536	355,105

Property and equipment, net of accumulated depreciation of $126.1 million and $164.4 million, respectively, at December 31, 2007 and 2006	95,620	101,962
Goodwill	1,078,154	1,045,781
Intangible assets, net of accumulated amortization of $239.0 million and $199.2 million, respectively, at December 31, 2007 and 2006	118,129	152,829
Computer software, net of accumulated amortization of $73.9 million and $94.6 million, respectively, at December 31, 2007 and 2006	150,372	127,080
Other non-current assets	112,232	97,043

Total assets	$1,962,043	$1,879,800

LIABILITIES AND PARENT’S EQUITY
Current liabilities:
Trade accounts payable	$19,499	$18,164
Accrued salaries and benefits	22,908	39,916
Recording and transfer tax liabilities	10,657	5,976
Other accrued liabilities	57,053	40,388
Deferred revenues	58,076	94,697

Total current liabilities	168,193	199,141

Deferred revenues	23,146	14,563
Deferred income taxes	55,196	56,908
Other long-term liabilities	34,419	22,626

Total liabilities	280,954	293,238

Minority interest	10,050	9,031

Total parent’s equity	1,671,039	1,577,531

Total liabilities and parent’s equity	$1,962,043	$1,879,800

The accompanying notes are an integral part of these combined financial statements

LENDER PROCESSING SERVICES, INC.

Combined Statements of Earnings
Years ended December 31, 2007, 2006 and 2005

	2007	2006	2005
	(In thousands, except per share amounts)

Processing and services revenues, including $211.3 million, $136.4 million, and $106.0 million of revenues from related parties for the years ended December 31, 2007, 2006 and 2005, respectively	$1,690,568	$1,484,977	$1,382,479
Cost of revenues, including related party reimbursements of $6.4 million, $9.3 million, and $7.8 million for the years ended December 31, 2007, 2006, and 2005, respectively	1,058,647	900,145	804,488

Gross profit	631,921	584,832	577,991

Selling, general, and administrative expenses, including related party expenses of $35.7 million, $51.8 million and $54.9 million for the years ended December 31, 2007, 2006 and 2005, respectively	207,859	257,312	260,066

Operating income	424,062	327,520	317,925

Other income (expense):
Interest income	1,690	2,606	4,124
Interest expense	(146)	(298)	(270)
Other income (expense), net	—	(106)	(1,238)

Total other income (expense)	1,544	2,202	2,616

Earnings before income taxes, equity in loss of unconsolidated affiliates and minority interest	425,606	329,722	320,541
Provision for income taxes	164,734	127,984	124,160

Earnings before equity in loss of unconsolidated affiliates and minority interest,	260,872	201,738	196,381
Equity in loss of unconsolidated affiliate	(3,048)	—	—
Minority interest	(1,019)	(683)	(676)

Net earnings	$256,805	$201,055	$195,705

Unaudited pro forma net earnings per share — basic	$2.64

Unaudited pro forma weighted average shares outstanding — basic	97,335

Unaudited pro forma net earnings per share — diluted	$2.63

Unaudited pro forma weighted average shares outstanding — diluted	97,697

The accompanying notes are an integral part of these combined financial statements

LENDER PROCESSING SERVICES, INC.

Combined Statements of Parent’s Equity
Years ended December 31, 2007, 2006 and 2005

(In thousands)
Balance, December 31, 2004	$1,262,972
Net earnings	195,705
Net distribution to parent	(187,738)

Balance, December 31, 2005	$1,270,939

Net earnings	201,055
Contribution of goodwill (Note 6)	353,768
Net distribution to parent	(248,231)

Balance, December 31, 2006	$1,577,531

Net earnings	256,805
Net distribution to parent	(163,297)

Balance, December 31, 2007	$1,671,039

The accompanying notes are an integral part of these combined financial statements

LENDER PROCESSING SERVICES, INC.

Combined Statements of Cash Flows
Years ended December 31, 2007, 2006 and 2005

	2007	2006	2005
	(In thousands)

Cash flows from operating activities:
Net earnings	$256,805	$201,055	$195,705
Adjustment to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	102,607	111,858	112,648
Deferred income taxes	12,840	12,123	52
Stock-based compensation	14,057	24,103	11,007
Equity in loss of unconsolidated entities	3,048	—	—
Minority interest	1,019	683	676
Changes in assets and liabilities, net of effects from acquisitions:
Net (increase) decrease in trade receivables	(99,234)	1,734	(16,444)
Net decrease (increase) in other receivables	28,325	10,359	(31,597)
Net increase in prepaid expenses and other assets	(23,135)	(2,032)	(39,619)
Net (decrease) increase in deferred revenues	(29,946)	(26,784)	8,725
Net increase in accounts payable, accrued liabilities, and other liabilities	16,608	8,851	31,639

Net cash provided by operating activities	282,994	341,950	272,792

Cash flows from investing activities:
Additions to property and equipment	(20,754)	(24,156)	(33,514)
Additions to capitalized software	(49,798)	(46,092)	(58,944)
Acquisitions, net of cash acquired	(37,305)	(11,341)	(5,926)

Net cash used in investing activities	(107,857)	(81,589)	(98,384)

Cash flows from financing activities:
Net distribution to Parent	(183,354)	(272,334)	(198,745)

Net cash used in financing activities	(183,354)	(272,334)	(198,745)

Net decrease in cash and cash equivalents	(8,217)	(11,973)	(24,337)
Cash and cash equivalents, beginning of year	47,783	59,756	84,093

Cash and cash equivalents, end of year	$39,566	$47,783	$59,756

Non-cash contributions of goodwill by Parent	$—	$353,768	$—

Non-cash contribution relating to stock compensation	$14,057	$24,103	$11,007

Non-cash contribution for Espiel acquisition	$6,000	$—	$—

The accompanying notes are an integral part of these combined financial statements

LENDER PROCESSING SERVICES, INC.

Notes to Combined Financial Statements
Years Ended December 31, 2007, 2006 and 2005

The information included in these combined financial statements of Lender Processing Services, Inc., includes the assets, liabilities and operations of the lender processing businesses that FIS intends to spin-off and, assumes the completion of all the transactions referred to below in connection with the contribution and distribution.

Except as otherwise indicated or unless the context otherwise requires, all references in these notes to the combined financial statements to FIS are to Fidelity National Information Services, Inc., a Georgia corporation formerly known as Certegy Inc., and its subsidiaries; all references to Certegy are to Certegy Inc., and its subsidiaries, prior to the Certegy merger described below; all references to former FIS are to Fidelity National Information Services, Inc., a Delaware corporation, and its subsidiaries, prior to the Certegy merger; all references to old FNF are to Fidelity National Financial, Inc., a Delaware corporation that owned a majority of FIS’s shares through November 9, 2006; and all references to FNF are to Fidelity National Financial, Inc. (formerly known as Fidelity National Title Group, Inc.), formerly a subsidiary of old FNF but now a stand-alone company that remains a related entity from an accounting perspective.

(1)	Description of Business

We are a leading provider of integrated technology and outsourced services to the mortgage lending industry, with market-leading positions in mortgage processing and default management services in the U.S. Our technology solutions include our mortgage processing system, which processes over 50% of all U.S. residential mortgage loans by dollar volume. Our data and outsourced services include our default management services, which are used by mortgage lenders and servicers to reduce the expense of managing defaulted loans, and our loan facilitation services, which support most aspects of the closing of mortgage loan transactions to national lenders and loan servicers. Once the contribution described below is complete, FIS expects to initiate a plan to distribute all of our common stock to its shareholders.

The Spin-Off Transaction

Prior to the distribution noted above, FIS will contribute all of the assets and liabilities comprising its lender processing segment businesses as of the date of the distribution to us in exchange for shares of our common stock and approximately $1.6 billion principal amount of our new debt obligations. Following the effectiveness of our registration statement on Form 10 under the rules and regulations of the Securities and Exchange Commission (the “SEC”), and receipt of an opinion from FIS’s special tax advisor with respect to the tax-free nature of the spin-off, FIS will distribute 100% of our common stock to its shareholders in the spin-off and exchange the new debt obligations for a like amount of FIS’s existing debt. The spin-off is expected to be tax-free to FIS and its shareholders, and the debt-for-debt exchange is expected to be tax-free to FIS. FIS will then retire the debt that is exchanged for the new debt obligations. Completion of the spin-off is expected to occur in mid-2008.

Completion of the spin-off is contingent upon the satisfaction or waiver of a variety of conditions, including final approval of the spin-off and all related arrangements by FIS’s Board of Directors. The completion of the proposed spin-off is also subject to risks and uncertainties including but not limited to those associated with FIS’s ability to contribute the assets and liabilities to us, the parties’ ability to complete the debt exchange in the manner and on the terms currently contemplated, the possibility that necessary governmental approvals or actions (from the SEC or other authorities) will not be obtained, and market conditions for the new debt and for the spin-off.

LENDER PROCESSING SERVICES, INC.

Notes to Combined Financial Statements — (Continued)

Reporting Segments

We conduct our operations through two reporting segments, Technology, Data and Analytics and Loan Transaction Services. Our Technology, Data and Analytics segment principally includes:

•	our mortgage processing services, which we conduct using our market-leading mortgage servicing platform, or MSP, and our team of experienced support personnel based primarily at our Jacksonville, Florida data center;

•	our Desktop application, a workflow system that assists our customers in managing business processes, which today is primarily used in connection with mortgage loan default management but which has broader applications;

•	our other software and related service offerings, including our mortgage origination software, our real estate closing and title insurance production software and our middleware application which provides collaborative network connectivity among mortgage industry participants; and

•	our data and analytics businesses, the most significant of which are our alternative property valuations business, which provides a range of types of valuations other than traditional appraisals, our property records business and our advanced analytic services, which assist our customers in their loan marketing or loss mitigation efforts.

Our Loan Transaction Services segment offers a range of services used mainly in the making of a mortgage loan, which we refer to as our loan facilitation services, and in the management of mortgage loans that go into default. Our loan facilitation services include:

•	settlement services, which consist of title agency services, in which we act as an agent for title insurers, and closing services, in which we assist in the closing of real estate transactions;

•	appraisal services, which consist of traditional appraisal and appraisal management services; and

•	other origination services, which consist of real estate tax services, which provide lenders with information about the tax status of a property, flood zone information, which assists lenders in determining whether a property is in a federally designated flood zone, and qualified exchange intermediary services for customers who seek to engage in qualified exchanges under Section 1031 of the Internal Revenue Code.

Our default management services offer a full spectrum of outsourced services in connection with defaulted loans. These services include:

•	foreclosure services, including access to a nationwide network of independent attorneys, document preparation and recording and other services;

•	property inspection and preservation services, designed to preserve the value of properties securing defaulted loans; and

•	asset management services, providing disposition services for our customers’ real estate owned properties through a network of independent real estate brokers, attorneys and other vendors to facilitate the transaction.

We also have a corporate segment that consists of the corporate overhead and other operations that are not included in the above segments.

(2)	Significant Accounting Policies

The following describes our significant accounting policies which have been followed in preparing the accompanying Combined Financial Statements.

LENDER PROCESSING SERVICES, INC.

Notes to Combined Financial Statements — (Continued)

(a) Principles of Combination and Basis of Presentation

The accompanying combined financial statements include those assets, liabilities, revenues and expenses related to our company for the years ended December 31, 2007, 2006 and 2005. All significant intercompany accounts and transactions have been eliminated. Our investments in less than 50% owned affiliates are accounted for using the equity method of accounting.

We participate in a centralized cash management program with FIS. A significant amount of our cash disbursements are made through centralized payable systems which are operated by FIS, and a significant amount of our cash receipts are received by us and transferred to centralized accounts maintained by FIS. There are no formal financing arrangements with FIS and all cash receipts and disbursement activity is recorded through parent’s equity in the combined balance sheets and as net distributions or contributions to parent in the combined statements of parent’s equity and cash flows because such amounts are considered to have been contributed by or distributed to FIS. As a result, there will be no net amount due to or from FIS which would require settlement at the spin-off date. Cash and cash equivalents reflected on the combined balance sheets represent only those amounts held at our company’s level.

The major components of the amounts contributed by or distributed to parent relate to our participation in the centralized cash management program with FIS. Amounts contributed by parent include cash payments made by FIS on our behalf as payments to cover our portion of FIS’s consolidated income tax liabilities and payments to cover accounts payable and payroll relating to our business activities, acquisitions and capital expenditures. Amounts effectively distributed to parent include cash receipts for amounts collected by FIS’s centralized receivables group on our behalf.

The major components of the net distribution to parent for the years ended December 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005

Distribution of cash collections	$1,561,388	$1,459,927	$1,374,760

Contribution of cash disbursements:
Payroll	(519,548)	(492,474)	(437,080)
Other cost of revenues	(576,679)	(475,619)	(474,704)
Current provision for income taxes	(151,894)	(115,861)	(124,108)
Additions to property, plant and equipment	(20,754)	(24,156)	(33,514)
Additions to capitalized software	(49,798)	(46,092)	(58,944)
Acquisitions, net of cash acquired	(37,305)	(11,341)	(5,926)
FIS corporate allocations	(22,056)	(22,050)	(41,739)

	(1,378,034)	(1,187,593)	(1,176,015)

Net cash distributions to parent	183,354	272,334	198,745
Non-cash contribution relating to stock compensation	(14,057)	(24,103)	(11,007)
Non-cash contribution for Espiel acquisition	(6,000)

Net distribution to Parent	$163,297	$248,231	$187,738

Other cost of revenues primarily includes payments for third party contractors and external labor, occupancy costs, equipment costs, data processing costs, travel and entertainment and professional fees.

The accompanying combined balance sheets do not include certain LPS assets or liabilities that are not specifically identifiable to the operations of our company, primarily accounts payable and accrued liabilities, as it is not practicable to identify this portion of assets and liabilities. We believe that the amount of these assets and

LENDER PROCESSING SERVICES, INC.

Notes to Combined Financial Statements — (Continued)

liabilities not allocated to us and, therefore not reflected in the combined balance sheets represents less than 2% of total equity as of December 31, 2007 and 2006. We do not believe these amounts to be material to our balance sheets as of the dates presented.

The combined statements of operations include all revenues and expenses attributable to our company including a charge or allocation of the costs for support services provided by FIS which totaled $35.7 million, $51.8 million and $54.9 million for the years ended December 31, 2007, 2006 and 2005, respectively. Where specific identification of expenses was not practicable, the cost of such services was proportionally allocated based on the most relevant allocation method for the service provided. The majority of there services related to shared corporate services such as legal, accounting, treasury and human resources and were allocated pro rata based on revenues which we believe reasonably reflect the relative size of our company compared to FIS and results in a fair charge for the use of these resources. Of the above amounts, total expenses allocated under the methods described above were $21.6 million, $27.7 million and $43.9 million in 2007, 2006 and 2005, respectively. The costs of these services were allocated on a cost basis with no mark-up recorded, consistent with the proposed Corporate Services agreement that we will have with FIS going forward for a period of time subsequent to the spin-off. The costs of these services are not necessarily indicative of the costs that would have been incurred if we had performed these functions as a stand-alone entity. We estimate that the expected amount of additional costs we will incur as a separately traded public company would be approximately $10.0 million to $15.0 million per year. However, management believes that the methods used to make such allocations are reasonable and faithfully represent the proportional costs of these services to us.

(b)  Reclassifications

Certain reclassifications have been made in the presentation of the 2007 combined balance sheet and combined statement of cash flows since the original filing of these financial statements on March 27, 2008. The first reclassification related to a related party payable balance of $4.9 million that was previously reflected in the 2007 combined balance sheet in other accrued liabilities that was reclassified to parent’s equity in order to be consistent with the balance sheet presentation of all related party balances as described in our Principles of Combination and Basis of Presentation as described in note 2(a) above. The Company made a corresponding change to its 2007 combined statement of cash flows. This reclassification represented a 22.9% change in the net increase in accounts payable, accrued liabilities and other liabilities within cash flows used in operating activities or 1.7% of total cash flows used in operating activities. The second reclassification within the 2007 combined statement of cash flows related to the elimination of a non-cash contribution of $6.0 million relating to an acquisition which had been previously reflected as a use of cash for investing activities within acquisitions, net of cash acquired, and within cash used in financing activities as an offset to net distribution to parent. This reclassification represented a 13.9% change in the amount previously reported as acquisitions, net of cash acquired, within cash flows used in investing activities or 5.2% of total cash used in investing activities. The net impact of these reclassifications on cash used in financing activities represented less than 1% of the amount previously reported.

(c)  Cash and Cash Equivalents

Highly liquid instruments purchased with original maturities of three months or less are considered cash equivalents. The carrying amounts reported in the combined balance sheets for these instruments approximate their fair value.

(d)  Fair Value of Financial Instruments

The fair values of financial instruments, which primarily include trade receivables, approximate their carrying values. These estimates are subjective in nature and involve uncertainties and significant judgment in the interpretation of current market data. Therefore, the values presented are not necessarily indicative of amounts we could realize or settle currently.

LENDER PROCESSING SERVICES, INC.

Notes to Combined Financial Statements — (Continued)

(e)  Trade Receivables, net

A summary of trade receivables, net, at December 31, 2007 and 2006 is as follows (in thousands):

	December 31,	December 31,
	2007	2006

Trade receivables — billed	$298,422	$192,976
Trade receivables — unbilled	8,144	5,679

Total trade receivables	306,566	198,655
Allowance for doubtful accounts	(20,330)	(13,067)

Total trade receivables, net	$286,236	$185,588

A summary of the roll forward of allowance for doubtful accounts for the years ended December 31, 2007 and 2006 is as follows (in thousands):

Allowance for doubtful accounts as of December 31, 2005	$(11,739)
Bad debt expense	(8,588)
Write offs	7,260

Allowance for doubtful accounts as of December 31, 2006	$(13,067)

Bad debt expense	(11,353)
Write offs	4,090

Allowance for doubtful accounts as of December 31, 2007	$(20,330)

(f) Other receivables

Other receivables primarily represent fees due from financial institutions related to our property exchange facilitation business. The carrying value of these receivables approximates their fair value.

(g) Goodwill

Goodwill represents the excess of cost over the fair value of identifiable assets acquired and liabilities assumed in business combinations. SFAS No. 142, “Goodwill and Intangible Assets” (“SFAS No. 142”) requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”). SFAS No 142 and SFAS No. 144 also provide that goodwill and other intangible assets with indefinite useful lives should not be amortized, but shall be tested for impairment annually or more frequently if circumstances indicate potential impairment, through a comparison of fair value to the carrying amount. We measure for impairment on an annual basis during the fourth quarter using a September 30th measurement date unless circumstances require a more frequent measurement. There have been no impairment charges during the periods presented.

(h) Long-lived Assets

SFAS No. 144 requires that long-lived assets and intangible assets with definite useful lives be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the assets exceed the fair value of the asset.

LENDER PROCESSING SERVICES, INC.

Notes to Combined Financial Statements — (Continued)

(i) Intangible Assets

We have intangible assets which consist primarily of customer relationships and trademarks that are recorded in connection with acquisitions at their fair value based on the results of a valuation analysis. Customer relationships are amortized over their estimated useful lives using an accelerated method which takes into consideration expected customer attrition rates over a period of up to 10 years. Intangible assets with estimated useful lives are reviewed for impairment in accordance with SFAS No. 144 while intangible assets that are determined to have indefinite lives are reviewed for impairment at least annually in accordance with SFAS No. 142.

(j) Computer Software

Computer software includes the fair value of software acquired in business combinations, purchased software and capitalized software development costs. Purchased software is recorded at cost and amortized using the straight-line method over its estimated useful life and software acquired in business combinations is recorded at its fair value and amortized using straight-line or accelerated methods over its estimated useful life, ranging from five to ten years.

Capitalized software development costs are accounted for in accordance with either SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed” (“SFAS No. 86”), or with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”). After the technological feasibility of the software has been established (for SFAS No. 86 software), or at the beginning of application development (for SOP No. 98-1 software), software development costs, which include salaries and related payroll costs and costs of independent contractors incurred during development, are capitalized. Research and development costs incurred prior to the establishment of technological feasibility (for SFAS No. 86 software), or prior to application development (for SOP No. 98-1 software), are expensed as incurred. Software development costs are amortized on a product by product basis commencing on the date of general release of the products (for SFAS No. 86 software) and the date placed in service for purchased software (for SOP No. 98-1 software). Software development costs (for SFAS No. 86 software) are amortized using the greater of (1) the straight-line method over its estimated useful life, which ranges from three to ten years or (2) the ratio of current revenues to total anticipated revenue over its useful life.

(k) Deferred Contract Costs

Cost of software sales and outsourced data processing and application management arrangements, including costs incurred for bid and proposal activities, are generally expensed as incurred. However, certain costs incurred upon initiation of a contract are deferred and expensed over the contract life. These costs represent incremental external costs or certain specific internal costs that are directly related to the contract acquisition or transition activities and are primarily associated with installation of systems/processes and data conversion.

In the event indications exist that a deferred contract cost balance related to a particular contract may be impaired, undiscounted estimated cash flows of the contract are projected over its remaining term and compared to the unamortized deferred contract cost balance. If the projected cash flows are not adequate to recover the unamortized cost balance, the balance would be adjusted to equal the contract’s net realizable value, including any termination fees provided for under the contract, in the period such a determination is made.

As of December 31, 2007 and 2006, we had approximately $32.8 million and $29.0 million recorded as deferred contract costs that were classified in pre-paid and other current assets or other long-term assets on the combined balance sheets.

LENDER PROCESSING SERVICES, INC.

Notes to Combined Financial Statements — (Continued)

(l) Property and Equipment

Property and equipment is recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed primarily using the straight-line method based on the estimated useful lives of the related assets: thirty years for buildings and three to seven years for furniture, fixtures and computer equipment. Leasehold improvements are amortized using the straight-line method over the lesser of the initial terms of the applicable leases or the estimated useful lives of such assets.

(m) Income Taxes

Our operating results have been included in FIS’s consolidated U.S. Federal and State income tax returns. Through March 8, 2005, FIS’s operating results were included in FNF’s consolidated U.S. Federal and State income tax returns. The provision for income taxes in the combined statements of earnings is made at rates consistent with what we would have paid as a stand-alone taxable entity. We recognize deferred income tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities and expected benefits of utilizing net operating loss and credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on deferred income taxes of changes in tax rates and laws, if any, is reflected in the combined financial statements in the period enacted. Our obligation for current taxes is paid by FIS on our behalf and settled through Parent’s equity.

(n) Revenue Recognition

The following describes our primary types of revenues and our revenue recognition policies as they pertain to the types of transactions we enter into with our customers. We enter into arrangements with customers to provide services, software and software related services such as post-contract customer support and implementation and training either individually or as part of an integrated offering of multiple services. These services occasionally include offerings from more than one segment to the same customer. The revenues for services provided under these multiple element arrangements are recognized in accordance with the applicable revenue recognition accounting principles as further described below.

In our Technology, Data and Analytics segment, we recognize revenues relating to mortgage processing, outsourced business processing services, data and analytics services, along with software licensing and software related services. In some cases, these services are offered in combination with one another and in other cases we offer them individually. Revenues from processing services are typically volume-based depending on factors such as the number of accounts processed, transactions processed and computer resources utilized.

The substantial majority of the revenues in our Technology, Data and Analytics segment are from outsourced data processing, data and valuation related services, and application management arrangements. Revenues from these arrangements are recognized as services are performed in accordance with Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 104 (“SAB No. 104”), “Revenue Recognition” and related interpretations. SAB No. 104 sets forth guidance as to when revenue is realized or realizable and earned when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller’s price to the buyer is fixed or determinable; and (4) collectability is reasonably assured. Revenues and costs related to implementation, conversion and programming services associated with our data processing and application management agreements during the implementation phase are deferred and subsequently recognized using the straight-line method over the term of the related services agreement. We evaluate these deferred contract costs for impairment in the event any indications of impairment exist.

In the event that our arrangements with our customers include more than one service, we determine whether the individual revenue elements can be recognized separately in accordance with Financial Accounting Standards

LENDER PROCESSING SERVICES, INC.

Notes to Combined Financial Statements — (Continued)

Board (“FASB”) Emerging Issues Task Force No. 00-21 (“EITF 00-21”), “Revenue Arrangements with Multiple Deliverables”. EITF 00-21 addresses the determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how the arrangement consideration should be measured and allocated to the separate units of accounting.

If the services are software related services as determined under AICPA’s SOP 97-2 “Software Revenue Recognition” (“SOP 97-2”), and SOP 98-9 “Modification of SOP No. 97-2, Software Revenue Recognition, with Respect to Certain Transactions” (“SOP 98-9”) we apply these pronouncements and related interpretations to determine the appropriate units of accounting and how the arrangement consideration should be measured and allocated to the separate units.

We recognize software license and post-contract customer support fees as well as associated development, implementation, training, conversion and programming fees in accordance with SOP No. 97-2 and SOP No. 98-9. Initial license fees are recognized when a contract exists, the fee is fixed or determinable, software delivery has occurred and collection of the receivable is deemed probable, provided that vendor-specific objective evidence (“VSOE”) has been established for each element or for any undelivered elements. We determine the fair value of each element or the undelivered elements in multi-element software arrangements based on VSOE. If the arrangement is subject to accounting under SOP No. 97-2, VSOE for each element is based on the price charged when the same element is sold separately, or in the case of post-contract customer support, when a stated renewal rate is provided to the customer. If evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. If evidence of fair value does not exist for one or more undelivered elements of a contract, then all revenue is deferred until all elements are delivered or fair value is determined for all remaining undelivered elements. Revenue from post-contract customer support is recognized ratably over the term of the agreement. We record deferred revenue for all billings invoiced prior to revenue recognition.

In our Loan Transaction Services segment, we recognize revenues relating to loan facilitation services and default management services. Revenue derived from software and service arrangements included in the Loan Transaction Services segment is recognized in accordance with SOP No. 97-2 as discussed above. Loan facilitation services primarily consist of centralized title agency services for various types of lenders. Revenues relating to loan facilitation services are typically recognized at the time of closing of the related real estate transaction. Ancillary service fees are recognized when the service is provided. Default management services assist customers through the default and foreclosure process, including property preservation and maintenance services (such as lock changes, window replacement, debris removal and lawn service), posting and publication of foreclosure and auction notices, title searches, document preparation and recording services, and referrals for legal and property brokerage services. Property data or data-related services principally include appraisal and valuation services, property records information, real estate tax services and borrower credit and flood zone information. Revenues derived from these services are recognized as the services are performed in accordance with SAB No. 104 as described above.

In addition, our flood and tax units provide various services including life-of-loan-monitoring services. Revenue for life-of-loan services is deferred and recognized ratably over the estimated average life of the loan service period, which is determined based on our historical experience and industry data. We evaluate our historical experience on a periodic basis, and adjust the estimated life of the loan service period prospectively.

(o)  Cost of revenue and selling, general and administrative costs

Cost of revenue includes payroll, employee benefits, occupancy costs and other costs associated with personnel employed in customer service roles, including program design and development and professional services. Cost of revenue also includes data processing costs, amortization of software and customer relationship intangible assets and depreciation on operating assets. Research and development costs are also included in this caption and were less than 3% of revenues in each year presented.

LENDER PROCESSING SERVICES, INC.

Notes to Combined Financial Statements — (Continued)

Selling, general, and administrative expenses include payroll, employee benefits, occupancy and other costs associated with personnel employed in sales, marketing, human resources and finance roles. Selling, general, and administrative expenses also includes depreciation on non-operating corporate assets, advertising costs and other marketing-related programs.

(p)  Stock-Based Compensation Plans

Historically our employees have participated in FIS’s and FNF’s stock incentive plans that provide for the granting of incentive and nonqualified stock options, restricted stock and other stock-based incentive awards to officers and key employees. Since November 9, 2006, all options and awards held by our employees were issuable in the common stock of FIS. Prior to November 9, 2006, certain awards held by our employees were issuable in both FNF and FIS common stock. On November 9, 2006, as part of the closing of the merger between FIS and old FNF, FIS assumed certain options and restricted stock grants that our employees and directors held under various FNF stock-based compensation plans and all these award were converted into awards issuable in FIS common stock.

These financials statements include an allocation of stock compensation expense for all periods presented. This allocation includes all stock compensation recorded by FIS for the employees within our operating segments and an allocation of the expense recorded by FIS for certain corporate employees and FIS’s Board of Directors.

We account for stock-based compensation using the fair value recognition provisions of SFAS No. 123R, “Share-Based Payment” (“SFAS 123R”) effective January 1, 2006. Prior to January 1, 2006, we accounted for stock-based compensation using the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS No. 123”) which we adopted on January 1, 2003 under the prospective method as permitted by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure” (“SFAS No. 148”). Under the fair-value method, stock-based employee compensation cost was recognized from the beginning of 2003 as if the fair value method of accounting had been used to account for all employee awards granted, modified, or settled in years beginning after December 31, 2002. We have provided for stock compensation expense of $14.1 million, $24.1 million and $11.0 million for 2007, 2006 and 2005, respectively, which is included in selling, general, and administrative expense in the combined statements of earnings. The year ended December 31, 2006 included stock compensation expense of $12.6 million relating to the FIS performance based options granted on March 9, 2005 for which the performance and market based criteria for vesting were met during 2006 and a $4.3 million charge relating to the acceleration of option vesting in connection with the merger between FIS and old FNF. There was no material impact of adopting SFAS No. 123R as all options issued to our employees under FNF grants that had been accounted for under other methods were fully vested as of December 31, 2005. All grants of FIS options have been accounted for under fair value accounting under SFAS 123 or SFAS 123R. The pro forma impact on 2005 earnings if we had recorded compensation expense associated with all options granted prior to January 1, 2003 was immaterial.

(q)  Deferred Compensation Plan

FIS maintains a deferred compensation plan (the “Plan”) which is available to certain FIS management level employees and directors. The Plan permits participants to defer receipt of part of their current compensation. Participant benefits for the Plan are provided by a funded rabbi trust.

The compensation withheld from Plan participants, together with investment income on the Plan, is recorded as a deferred compensation obligation to participants and is included as a long-term liability in the accompanying combined balance sheets. The related plan assets are classified within other non-current assets in the accompanying combined balance sheets and are reported at market value. At December 31, 2007 and 2006, the balance of the deferred compensation liability totaled $34.2 million and $22.3 million, respectively.

LENDER PROCESSING SERVICES, INC.

Notes to Combined Financial Statements — (Continued)

(r)  Management Estimates

The preparation of these Combined Financial Statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Combined Financial Statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

(s)  Unaudited Pro Forma Net Earnings per Share

Unaudited pro forma net earnings per shares basic is calculated using one-half the number of outstanding shares of FIS as of December 31, 2007 because to complete the spin-off we expect to issue one-half a share of our common stock for each outstanding share of FIS common stock then outstanding. Unaudited pro forma net earnings per share-diluted is calculated using one-half the number of dilutive common stock equivalents as of December 31, 2007 that are expected to be converted into stock options and awards of our common stock as of the spin-off date. The following table summarizes pro forma earnings per share for the year ended December 31, 2007 (in thousands, except per share amounts):

2007

Net earnings	$256,805

Pro forma weighted average shares outstanding — basic	97,335
Plus: Pro forma common stock equivalent shares assumed from conversion of options	362

Pro forma weighted average shares outstanding — diluted	97,697

Pro forma net earnings per share-basic	$2.64

Pro forma net earnings per share-diluted	$2.63

(t)  Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141(R)”), requiring an acquirer in a business combination to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their fair values at the acquisition date, with limited exceptions. The costs of the acquisition and any related restructuring costs will be expensed. Assets and liabilities arising from contingencies in a business combination are to be recognized at their fair value at the acquisition date and adjusted prospectively as new information becomes available. When the fair value of assets acquired exceeds the fair value of consideration transferred plus any noncontrolling interest in the acquiree, the excess will be recognized as a gain. Under SFAS 141(R), all business combinations will be accounted for by prospectively applying the acquisition method, including combinations among mutual entities and combinations by contract alone. SFAS 141(R) is effective for periods beginning on or after December 15, 2008, and will apply to business combinations occurring after the effective date.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS 160”), requiring noncontrolling interests (sometimes called minority interests) to be presented as a component of equity on the balance sheet. SFAS 160 also requires that the amount of net income attributable to the parent and to the noncontrolling interests be clearly identified and presented on the face of the consolidated statement of income. This statement eliminates the need to apply purchase accounting when a parent company acquires a noncontrolling ownership interest in a subsidiary and requires that, upon deconsolidation of a subsidiary, a parent company recognize a gain or loss in net income after which any retained noncontrolling interest will be reported at fair value. SFAS 160 requires expanded disclosures in the consolidated financial statements that identify and distinguish between the interests of the parent’s owners and the

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Notes to Combined Financial Statements — (Continued)

interest of the noncontrolling owners of subsidiaries. SFAS 160 is effective for periods beginning on or after December 15, 2008 and will be applied prospectively except for the presentation and disclosure requirements, which will be applied retrospectively for all periods presented. Management is currently evaluating the impact of this statement on our statements of financial position and operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits entities to choose to measure financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 mandates certain financial statement presentation and disclosure requirements when a company elects to report assets and liabilities at fair value under SFAS 159. We adopted SFAS 159 on January 1, 2008. Adoption of SFAS 159 did not have a material impact on our statements of financial position and operations.

In September 2006, the FASB issued SFAS No. 157 (“SFAS 157”), “Fair Value Measurements,” which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements and is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB FSP 157-2 which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. These nonfinancial items include assets and liabilities such as reporting units measured at fair value in a goodwill impairment test and nonfinancial assets acquired and liabilities assumed in a business combination. Effective January 1, 2008, we adopted SFAS 157 for financial assets and liabilities recognized at fair value on a recurring basis. The partial adoption of SFAS 157 for financial assets and liabilities did not have a material impact on our consolidated financial position, results of operations or cash flows.

(3)	Transactions with Related Parties

We have historically conducted business with FIS and with FNF. We have various agreements with FNF under which we have provided title agency services, software development and other data services. We have been allocated corporate costs from FIS and will continue to receive certain corporate services from FIS for a period of time. A summary of these agreements in effect through December 31, 2007 is as follows:

•	Agreements to provide software development and services. These agreements govern the fee structure under which we are paid for providing software development and services to FNF which consist of developing software for use in the title operations of FNF.

•	Arrangements to provide other data services. Under these arrangements we are paid for providing other data services to FNF, which consist primarily of data services required by the title insurance operations.

•	Allocation by FIS of corporate services. FIS currently provides general management, accounting, treasury, tax, finance, payroll, human resources, employee benefits, internal audit, mergers and acquisitions, and other corporate and administrative support to us. The amounts included in these financials statements for these services have been allocated by management and management believes the methods used to allocate these amounts are reasonable.

•	Licensing, leasing, cost sharing and other agreements. These agreements provide for the reimbursement of certain amounts from FNF and FIS related to various miscellaneous leasing and cost sharing agreements, as well as the payment of certain amounts by us to FNF or its subsidiaries in connection with our use of certain intellectual property or other assets of or services by FNF.

•	Agreements to provide title agency services. These agreements allow us to provide services to existing customers through loan facilitation transactions, primarily with large national lenders. The arrangement

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Notes to Combined Financial Statements — (Continued)

involves providing title agency services which result in the issuance of title policies on behalf of title insurance underwriters owned by FNF and its subsidiaries. Subject to certain early termination provisions for cause, each of these agreements may be terminated upon five years’ prior written notice, which notice may not be given until after the fifth anniversary of the effective date of each agreement, which ranges from July 2004 through September 2006 (thus effectively resulting in a minimum ten year term and a rolling one-year term thereafter). Under this agreement, we earn commissions which, in aggregate, are equal to approximately 89% of the total title premium from title policies that we place with subsidiaries of FNF. We also perform similar functions in connection with trustee sale guarantees, a form of title insurance that subsidiaries of FNF issue as part of the foreclosure process on a defaulted loan.

A detail of related party items included in revenues and expenses is as follows (in millions):

	2007	2006	2005

Title agency commissions	$132.2	$83.9	$80.9
Software development revenue	59.5	32.7	7.7
Other real-estate related services	19.6	19.8	17.4

Total revenues	$211.3	$136.4	$106.0

	2007	2006	2005

Title plant information expense	$5.8	$3.9	$3.0
Corporate services	35.7	51.8	54.9
Licensing, leasing and cost sharing agreement	(12.2)	(13.2)	(10.8)

Total expenses	$29.3	$42.5	$47.1

We believe the amounts earned from or charged by FNF or FIS under each of the foregoing service arrangements are fair and reasonable. We believe that the approximate 89% aggregate commission rate on title insurance policies is consistent with the blended rate that would be available to a third party title agent given the amount and the geographic distribution of the business produced and the low risk of loss profile of the business placed. The software development services to FNF are priced within the range of prices we offer to third parties. These transactions between us and FIS and FNF are subject to periodic review for performance and pricing.

Other related party transactions:

Contribution of National New York

During the second quarter of 2006, old FNF contributed the stock of National Title Insurance of New York, Inc. (“National New York”), a title insurance company, to us. This transaction was reflected as a contribution of capital from old FNF in the amount of old FNF’s historical basis in National New York of approximately $10.7 million.

Investment by FNF in FNRES Holdings, Inc.

On December 31, 2006, FNF contributed $52.5 million to FNRES Holdings, Inc. (“FNRES”), an FIS subsidiary, for approximately 61% of the outstanding shares of FNRES. As a result, since December 31, 2006, we no longer consolidate FNRES, but record our remaining 39% interest as an equity investment in the amount of $30.5 million and $33.5 million as of December 31, 2007 and 2006, respectively. We recorded equity losses (net of tax), from our investment in FNRES, of $3.0 million for the year ended December 31, 2007. During 2006 and 2005, FNRES contributed revenues of $45.1 million and $43.7 million, respectively, and operating (loss) income of $(6.6) million and $1.7 million, respectively which are reflected in the Corporate and Other segment.

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Notes to Combined Financial Statements — (Continued)

(4)	Acquisitions

The results of operations and financial position of the entities acquired during the years ended December 31, 2007, 2006, and 2005 are included in the Combined Financial Statements from and after the date of acquisition. These acquisitions were made by FIS and are being contributed by FIS to us. The purchase price of each acquisition was allocated to the assets acquired and liabilities assumed based on their valuation with any excess cost over fair value being allocated to goodwill. During 2007, the acquisition of Espiel, Inc. and Financial System Integrators, Inc. for $43.3 million resulted in the recording of $32.4 million of goodwill, and $12.4 million of other intangible assets and software. During 2006 and 2005, the aggregate purchase price, net of cash acquired of various minor acquisitions was $11.3 million and $5.9 million, respectively. The impact of the acquisitions made from January 1, 2005 through December 31, 2007 were not significant individually or in the aggregate to our historical financial results.

(5)	Property and Equipment

Property and equipment as of December 31, 2007 and 2006 consists of the following (in thousands):

	December 31,	December 31,
	2007	2006

Land	$4,835	$4,835
Buildings	67,764	78,051
Leasehold improvements	12,147	11,986
Computer equipment	104,809	120,785
Furniture, fixtures, and other equipment	32,151	50,717

	221,706	266,374
Accumulated depreciation and amortization	(126,086)	(164,412)

	$95,620	$101,962

Depreciation and amortization expense on property and equipment amounted to $27.2 million, $29.2 million and $26.8 million for the years ended December 31, 2007, 2006 and 2005, respectively.

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Notes to Combined Financial Statements — (Continued)

(6)	Goodwill

Changes in goodwill during the years ended December 31, 2007 and 2006 are summarized as follows (in thousands):

	Technology,	Loan
	Data and	Transaction	Corporate/
	Analytics	Services	Eliminations	Total

Balance, December 31, 2005	$403,735	$290,361	$20,339	$714,435
Goodwill removed due to deconsolidation of FNRES	—	—	(20,339)	(20,339)
Goodwill relating to FIS change in reporting units(1)	209,112	144,656	—	353,768
Goodwill acquired during 2006	6,380	—	—	6,380
Purchase price adjustments to prior period acquisitions	—	(8,463)	—	(8,463)

Balance, December 31, 2006	619,227	426,554	—	1,045,781
Goodwill acquired during 2007 relating to Espiel	32,373	—	—	32,373

Balance, December 31, 2007	$651,600	$426,554	$—	$1,078,154

(1)	During 2006, FIS merged with Certegy Inc. and completed a corporate reorganization. As a result, FIS changed its operating segments and reporting units in accordance with SFAS No. 131 and SFAS No. 142, respectively. The change in operating segments and reporting units resulted in additional goodwill being allocated to the businesses which comprise the lender processing segment of FIS based on their relative fair values. This adjustment to our historical goodwill is reflected as a capital contribution by FIS during 2006.

(7)	Intangible Assets

Intangible assets, as of December 31, 2007, consist of the following (in thousands):

		Accumulated
	Cost	Amortization	Net

Customer relationships	$353,083	$238,989	$114,094
Trademarks	4,035	—	4,035

	$357,118	$238,989	$118,129

Intangible assets, as of December 31, 2006, consist of the following (in thousands):

		Accumulated
	Cost	Amortization	Net

Customer relationships	$348,713	$199,235	$149,478
Trademarks	3,351	—	3,351

	$352,064	$199,235	$152,829

Amortization expense for intangible assets with definite lives was $42.4 million, $51.5 million and $56.0 million for the years ended December 31, 2007, 2006 and 2005 respectively. Intangible assets, other than those with indefinite lives, are amortized over their estimated useful lives ranging from 5 to 10 years using accelerated methods. Estimated amortization expense for the next five years is $36.5 million for 2008, $29.4 million for 2009, $21.7 million for 2010, $13.6 million for 2011 and $8.9 million for 2012.

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Notes to Combined Financial Statements — (Continued)

(8)	Computer Software

Computer software as of December 31, 2007 and 2006 consists of the following (in thousands):

	December 31,	December 31,
	2007	2006

Software from business acquisitions	$82,203	$76,168
Capitalized software development costs	112,920	95,898
Purchased software	29,130	49,614

Computer software	224,253	221,680
Accumulated amortization	(73,881)	(94,600)

Computer software, net of accumulated amortization	$150,372	$127,080

Amortization expense for computer software was $31.1 million, $29.0 million and $28.7 million for the years ended December 31, 2007, 2006 and 2005, respectively, and is included in cost of revenues in the accompanying combined statements of earnings.

(9)	Income Taxes

Income tax expense (benefit) attributable to continuing operations for the years ended December 31, 2007, 2006 and 2005 consists of the following (in thousands):

	2007	2006	2005

Current provision (benefit):
Federal	$130,830	$99,580	$106,837
State	21,064	16,281	17,271

Total current provision	$151,894	$115,861	$124,108

Deferred provision (benefit):
Federal	$10,805	$10,458	$(87)
State	2,035	1,665	139

Total deferred provision	$12,840	$12,123	$52

Total provision for income taxes	$164,734	$127,984	$124,160

A reconciliation of the federal statutory income tax rate to our effective income tax rate for the years ended December 31, 2007, 2006 and 2005 is as follows (in thousands):

	2007	2006	2005

Federal statutory income tax rate	35.0%	35.0%	35.0%
State income taxes	3.5%	3.5%	3.5%
Other	0.2%	0.3%	0.2%

Effective income tax rate	38.7%	38.8%	38.7%

LENDER PROCESSING SERVICES, INC.

Notes to Combined Financial Statements — (Continued)

The significant components of deferred income tax assets and liabilities at December 31, 2007 and 2006 consist of the following (in thousands):

	2007	2006

Deferred income tax assets:
Deferred revenue	$28,951	$39,142
State taxes	7,372	5,698
Employee benefit accruals	2,194	7,658
Accruals and reserves	3,007	3,281
Allowance for doubtful accounts	7,829	5,032
Investments	4,115	2,956
Depreciation	2,389	—

Total gross deferred income tax assets	55,857	63,767
Less: Valuation allowance	(4,115)	(2,956)

Total deferred income tax assets	$51,742	$60,811

Deferred income tax liabilities:
Amortization of goodwill and intangible assets	$48,716	$45,350
Deferred contract costs	12,631	11,148
Investments	5,151	5,020
Depreciation	—	998

Total deferred income tax liabilities	66,498	62,516

Net deferred income tax liability	$14,756	$1,705

Deferred income taxes have been classified in the consolidated balance sheets as of December 31, 2007 and 2006 as follows (in thousands):

	2007	2006

Current assets	$40,440	$55,203
Noncurrent liabilities	55,196	56,908

Net deferred income tax liability	$14,756	$1,705

Management believes that based on its historical pattern of taxable income, we will produce sufficient income in the future to realize our deferred income tax assets. A valuation allowance is established for any portion of a deferred income tax asset if management believes it is more likely than not that we will not be able to realize the benefits or portion of a deferred income tax asset. Adjustments to the valuation allowance will be made if there is a change in management’s assessment of the amount of deferred income tax asset that is realizable.

As of January 1, 2005, the Internal Revenue Service selected FIS to participate in the Compliance Assurance Process (CAP) which is a real-time audit for 2005 and future years. The Internal Revenue Service has completed its review for years 2002-2006 which resulted in an immaterial adjustment for tax year 2004 related to a temporary difference and no changes to any other tax year. Tax years 2007 and 2008 are currently under audit by the IRS. Currently management believes the ultimate resolution of the 2007 and 2008 examinations will not result in a material adverse effect to our financial position or results of operations. Substantially all state income tax returns have been concluded through 2003.

The 2007 calendar year is the first year we were required to adopt FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). As a result of the adoption, we had no change to reserves for uncertain tax

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Notes to Combined Financial Statements — (Continued)

positions. Our policy is to classify interest and penalties on accrued but unpaid taxes as income tax expense. There were no unrecognized tax benefits for any period presented in the combined financial statements.

(10)	Commitments and Contingencies

Litigation

In the ordinary course of business, we are involved in various pending and threatened litigation matters related to operations, some of which include claims for punitive or exemplary damages. We believe that no actions, other than the matters listed below, depart from customary litigation incidental to our business. As background to the disclosure below, please note the following:

•	These matters raise difficult and complicated factual and legal issues and are subject to many uncertainties and complexities.

•	In these matters, plaintiffs seek a variety of remedies including equitable relief in the form of injunctive and other remedies and monetary relief in the form of compensatory damages. In some cases, the monetary damages sought include punitive or treble damages. None of the cases described below includes a specific statement as to the dollar amount of damages demanded. Instead, each of the cases includes a demand in an amount to be proved at trial.

•	For the reasons specified above, it is not possible to make meaningful estimates of the amount or range of loss that could result from these matters at this time. We review these matters on an on going basis and follow the provisions of SFAS No. 5, Accounting for Contingencies, (“SFAS 5”) when making accrual and disclosure decisions. When assessing reasonably possible and probable outcomes, we base our decision on our assessment of the ultimate outcome following all appeals.

•	We intend to vigorously defend each of these matters, and we do not believe that the ultimate disposition of these lawsuits will have a material adverse impact on our financial position.

National Title Insurance of New York Inc. Litigation

One of our subsidiaries, National Title Insurance of New York, Inc. has been named in eight putative class action lawsuits: Barton, Lynn v. National Title Insurance of New York, Inc. et al., filed in the U.S. District Court for the Northern District of California on March 10, 2008; Gentilcore, Lisa v. National Title Insurance of New York, Inc. et al., filed in the U.S. District Court for the Northern District of California on March 11, 2008; Martinez, Louis and Silvia v. National Title Insurance of New York, Inc. et al., filed in the U.S. District Court for the Southern District of California on March 18, 2008; Swick, Judy and Thomas v. National Title Insurance of New York, Inc. et al., filed in the U.S. District Court for the District of New Jersey on March 19, 2008; Davis, Vincent Leon v. National Title Insurance of New York, Inc. et al., filed in the U.S. District Court for the Central District of California, Western Division, on March 20, 2008; Pepe, Pat and Olga v. National Title Insurance of New York, Inc. et al., filed in the U.S. District Court for the District of New Jersey on March 21, 2008; Kornbluth, Ian v. National Title Insurance of New York, Inc. et al., filed in the U.S. District Court for the District of New Jersey on March 24, 2008; and Lamb, Edward and Frances v. National Title Insurance of New York, Inc. et al., filed in the U.S. District Court for the District of New Jersey on March 24, 2008. The complaints in these lawsuits are substantially similar and allege that the title insurance underwriters named as defendants, including National Title Insurance of New York, Inc., engaged in illegal price fixing as well as market allocation and division that resulted in higher title insurance prices for consumers. The complaints seek treble damages in an amount to be proved at trial and an injunction against the defendants from engaging in any anti-competitive practices under the Sherman Antitrust Act and various state statutes. National Title Insurance of New York, Inc. intends to join in a pending Motion to Transfer the actions to the U.S. District Court for the Southern District at New York for coordinated or consolidated pre-trial hearings.

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Notes to Combined Financial Statements — (Continued)

Harris, Ernest and Mattie v. FIS Foreclosure Solutions, Inc.

A putative class action was filed on January 16, 2008 as an adversary proceeding in the Bankruptcy Court in the Southern District of Texas. The complaint alleges that LPS engaged in unlawful attorney fee-splitting practices in its default management business. The complaint seeks declaratory and equitable relief reversing all attorneys fees charged to debtors in bankruptcy court and disgorging any such fees we collected. We filed a Motion to Dismiss, and the Bankruptcy Court dismissed three of the six counts contained in the complaint. We also filed a Motion to Withdraw the Reference and remove the case to federal district court as the appropriate forum for the resolution of the allegations contained in the complaint. The Bankruptcy Court recommended removal to the U.S. District Court for the Southern District of Texas, and the U.S. District Court accepted that recommendation in April 2008.

Guarantees of FIS Long-term Debt

Borrowings under FIS’s credit agreement and certain notes are ratably secured by a pledge of equity interests in certain of our subsidiaries, subject to certain exceptions for subsidiaries not required to be pledged. Pursuant to the terms of these agreements, once FIS has no equity interests in our subsidiaries as a result of the spin-off, such equity interests will no longer secure FIS’s long-term debt and FIS will exchange our obligations under our new long-term debt to retire a portion of its long-term debt balances.

Indemnifications and Warranties

We often indemnify our customers against damages and costs resulting from claims of patent, copyright, or trademark infringement associated with use of our software through software licensing agreements. Historically, we have not made any payments under such indemnifications, but continue to monitor the conditions that are subject to the indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses when they are estimable. In addition, we warrant to customers that our software operates substantially in accordance with the software specifications. Historically, no costs have been incurred related to software warranties and none are expected in the future, and as such no accruals for warranty costs have been made.

Tax Indemnification Agreement

Under the tax disaffiliation agreement to be entered into by our parent and us in connection with the distribution, we would be required to indemnify our parent and its affiliates against all tax related liabilities caused by the failure of the spin-off to qualify for tax-free treatment for United States Federal income tax purposes (including as a result of Section 355(e) of the Code) to the extent these liabilities arise as a result of any action taken by us or any of our affiliates following the spin-off or otherwise result from any breach of any representation, covenant or obligation of our company or any of our affiliates under the tax disaffiliation agreement.

Escrow Arrangements

In conducting our title agency, closing and Section 1031 tax deferred exchange operations, we routinely hold customers’ assets in escrow and investment accounts, pending completion of real estate and exchange transactions. Certain of these amounts are maintained in segregated bank accounts and have not been included in the accompanying Combined Balance Sheets. We have a contingent liability relating to proper disposition of these balances, which amounted to $1.9 billion at December 31, 2007. For the customers’ assets that we hold in escrow, we have ongoing programs for realizing economic benefits through favorable borrowing and vendor arrangements with various banks. We had no borrowings outstanding as of December 31, 2007, under these arrangements with respect to these assets in escrow. At that date, our customers’ tax deferred assets that were held in investment accounts were largely invested in short-term, high grade investments that minimize risk to principal.

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Notes to Combined Financial Statements — (Continued)

Leases

We lease certain of our property under leases which expire at various dates. Several of these agreements include escalation clauses and provide for purchases and renewal options for periods ranging from one to five years.

Future minimum operating lease payments for leases with remaining terms greater than one year for each of the years in the five years ending December 31, 2012, and thereafter in the aggregate, are as follows (in thousands):

2008	$16,776
2009	12,734
2010	6,160
2011	3,378
2012	2,049
Thereafter	—

Total	$41,097

Rent expense incurred under all operating leases during the years ended December 31, 2007, 2006 and 2005 was $21.7 million, $19.2 million and $24.1 million, respectively.

(11)	Employee Benefit Plans

Stock Purchase Plan

Historically our employees have participated in the FNF Employee Stock Purchase Plan (through mid-2006) and the FIS Employee Stock Purchase Plan (since mid-2006) (collectively the “ESPP Plans”). Under the terms of both plans and subsequent amendments, eligible employees may voluntarily purchase, at current market prices, shares of common stock through payroll deductions. Pursuant to the ESPP Plans, employees may contribute an amount between 3% and 15% of their base salary and certain commissions. Shares purchased are allocated to employees, based upon their contributions. We contribute varying matching amounts as specified in the ESPP Plans. We recorded an expense of $4.8 million, $4.1 million and $4.1 million for the years ended December 31, 2007, 2006 and 2005, respectively relating to the participation of our employees in the ESPP Plans.

401(k) Profit Sharing Plan

Historically our employees have participated in qualified 401(k) plans sponsored by FNF or FIS. Eligible employees may contribute up to 40% of their pretax annual compensation, up to the amount allowed pursuant to the Internal Revenue Code. We generally match 50% of each dollar of employee contribution up to 6% of the employee’s total eligible compensation. We recorded $7.3 million, $6.7 million and $5.6 million for the years ended December 31, 2007, 2006 and 2005, respectively relating to the participation of our employees in the 401(k) plans.

Stock Option Plans

Historically our employees have participated in FIS and FNF’s stock incentive plans that provide for the granting of incentive and nonqualified stock options, restricted stock and other stock-based incentive awards to officers and key employees. Since November 9, 2006, all options and awards held by our employees were issuable in the common stock of FIS. Prior to November 9, 2006, certain awards held by our employees were issuable in both FNF and FIS common stock. On November 9, 2006, as part of the closing of the merger between FIS and old FNF, FIS assumed certain options and restricted stock grants that our employees and directors held under various FNF stock-based compensation plans and all these awards were converted into awards issuable in FIS common stock.

These financials statements include stock compensation expense attributable to our employees for all periods presented. This includes all stock compensation specifically recorded by FIS for employees within our operating

LENDER PROCESSING SERVICES, INC.

Notes to Combined Financial Statements — (Continued)

segments and an allocation of the expense recorded by FIS for certain corporate employees and FIS’s Board of Directors.

We account for stock-based compensation using the fair value recognition provisions of SFAS No. 123R, Share-Based Payment (“SFAS 123R”) effective as of January 1, 2006. Prior to January 1, 2006, we accounted for stock-based compensation using the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”) which we adopted on January 1, 2003 under the prospective method as permitted by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure (“SFAS No. 148”). Under this method, stock-based employee compensation cost was recognized from the beginning of 2003 as if the fair value method of accounting had been used to account for all employee awards granted, modified, or settled in years beginning after December 31, 2002. We have provided for total stock compensation expense of $14.1 million, $24.1 million and $11.0 million for 2007, 2006 and 2005, respectively, which is included in selling, general, and administrative expense in the combined statements of earnings. The year ended December 31, 2006 included stock compensation expense of $12.6 million relating to the FIS performance based options granted on March 9, 2005 for which the performance and market based criteria for vesting were met during the period and a $4.3 million charge relating to the acceleration of option vesting per the agreement in connection with the merger between FIS and old FNF. There was no material impact of adopting SFAS No. 123R as all options related to the FIS employees from FNF grants that had been accounted for under other methods were fully vested as of December 31, 2005. All grants of FIS options have been accounted for under fair value accounting under SFAS 123 or SFAS 123R.

In the spin-off transaction, any FIS options and FIS stock awards held by our employees will be converted into options and awards issuable in our common stock, authorized by a new stock option plan. All FIS outstanding stock options are issued from plans containing an anti-dilution provision. We will measure the fair value of the awards using a Black-Scholes model with appropriate assumptions both before and after the date of the spin-off. These assumptions for volatility, expected life, dividend rates and risk-free interest rate will take into account the expectation that the spin-off will be completed as contemplated. As of December 31, 2007, there are approximately 5.4 million FIS options outstanding with an average exercise price of $33.61 per share and a weight average remaining contractual life of 6.7 years that will be converted into options to purchase our common stock. Of those options approximately 1.8 million options were exercisable as of December 31, 2007 at an average exercise price of $26.65 per share with a weighted average remaining contractual life of 6.1 years. As noted above these FIS options will be converted into options to purchase our common stock at the spinoff date.

The fair value relating to the time-based options granted by FIS in 2005 was estimated using a Black-Scholes option-pricing model, while the fair value relating to the performance-based options was estimated using a Monte-Carlo option pricing model due to the vesting characteristics of those options, as discussed above. The following assumptions were used for time-based options granted by FIS in 2005; the risk free interest rate was 4.2%, the volatility factor for the expected market price of the common stock was 44%, the expected dividend yield was zero and weighted average expected life was 5 years. The fair value of each time-based option was $6.79. Since FIS was not publicly traded when these FIS options were issued, FIS relied on industry peer data to determine the volatility assumption, and for the expected life assumption, FIS used an average of several methods, including FNF’s historical exercise history, peer firm data, publicly available industry data and the Safe Harbor approach as stated in the SEC Staff Accounting Bulletin 107. In addition, FIS granted performance-based options in 2005. The following assumptions were used for the valuation of the performance-based options granted by FIS in 2005: the risk free interest rate was 4.2%, the volatility factor for the expected market price of the common stock was 44%, the expected dividend yield was zero and the objective time to exercise was 4.7 years with an objective in the money assumption of 2.95 years. It was also assumed that an initial public offering or similar transaction by FIS would occur within a 9 month period from grant date. The fair value of the performance-based options was calculated to be $5.85.

The fair value for FIS options granted in 2006 was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions. The risk free interest rate used in the calculation is the rate that corresponds to the weighted average expected life of an option. The risk free interest rate used for

LENDER PROCESSING SERVICES, INC.

Notes to Combined Financial Statements — (Continued)

options granted by FIS during 2006 was 4.9%. A volatility factor for the expected market price of the common stock of 30% was used for options granted in 2006. The expected dividend yield used for 2006 was 0.5%. A weighted average expected life of 6.4 years was used for 2006. The weighted average fair value of each option granted during 2007 was $15.52.

The fair value for FIS options granted in 2007 was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions. The risk free interest rate used in the calculation is the rate that corresponds to the weighted average expected life of an option. The risk free interest rate used for options granted by FIS during 2007 was 3.5%. A volatility factor for the expected market price of the common stock of 25% was used for options granted in 2007. The expected dividend yield used for 2006 was 0.5%. A weighted average expected life of 5.8 years was used for 2007. The weighted average fair value of each option granted during 2006 was $12.60.

At December 31, 2007, the total unrecognized compensation cost related to non-vested FIS stock option grants held by our employees is $42.9 million, which is expected to be recognized in pre-tax income over a weighted average period of 1.7 years.

(12)	Concentration of Risk

We generate a significant amount of revenue from large customers, however, no customers accounted for more than 10% of total revenue in the years ended December 31, 2007, 2006 and 2005.

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash equivalents and trade receivables.

We place our cash equivalents with high credit quality financial institutions and, by policy, limit the amount of credit exposure with any one financial institution.

Concentrations of credit risk with respect to trade receivables are limited because a large number of geographically diverse customers make up our customer base, thus spreading the trade receivables credit risk. We control credit risk through monitoring procedures.

(13)	Segment Information

Summarized financial information concerning our segments is shown in the following tables.

As of and for the year ended December 31, 2007 (in thousands):

	Technology	Loan
	Data and	Transaction	Corporate
	Analytics	Services	and Other	Total

Processing and services revenues	$570,146	$1,125,879	$(5,457)	$1,690,568
Cost of revenues	313,747	750,174	(5,274)	1,058,647

Gross profit	256,399	375,705	(183)	631,921
Selling, general and administrative expenses	64,770	110,132	32,957	207,859

Operating income	191,629	265,573	(33,140)	424,062

Depreciation and amortization	$68,720	$28,752	$5,135	$102,607

Capital expenditures	$50,865	$14,615	$5,072	$70,552

Total assets	$1,019,271	$755,687	$187,085	$1,962,043

Goodwill	$651,600	$426,554	$—	$1,078,154

LENDER PROCESSING SERVICES, INC.

Notes to Combined Financial Statements — (Continued)

As of and for the year ended December 31, 2006 (in thousands):

	Technology	Loan
	Data and	Transaction	Corporate
	Analytics	Services	and Other	Total

Processing and services revenues	$546,961	$900,951	$37,065	$1,484,977
Cost of revenues	299,696	587,040	13,409	900,145

Gross profit	247,265	313,911	23,656	584,832
Selling, general and administrative expenses	67,732	107,555	82,025	257,312

Operating income	179,533	206,356	(58,369)	327,520

Depreciation and amortization	$69,581	$32,177	$10,100	$111,858

Capital expenditures	$47,293	$12,389	$10,566	$70,248

Total assets	$939,049	$683,054	$257,697	$1,879,800

Goodwill	$619,227	$426,554	$—	$1,045,781

As of and for year ended December 31, 2005 (in thousands):

	Technology	Loan
	Data and	Transaction	Corporate
	Analytics	Services	and Other	Total

Processing and services revenues	$525,259	$820,098	$37,122	$1,382,479
Cost of revenues	281,974	505,607	16,907	804,488

Gross profit	243,285	314,491	20,215	577,991
Selling, general and administrative expenses	81,143	103,693	75,230	260,066

Operating income	162,142	210,798	(55,015)	317,925

Depreciation and amortization	$70,545	$33,030	$9,073	$112,648

Capital expenditures	$64,289	$15,559	$12,610	$92,458

Total assets	$737,359	$617,433	$188,010	$1,542,802

Goodwill	$403,735	$290,361	$20,339	$714,435

LENDER PROCESSING SERVICES, INC.

Unaudited Combined Balance Sheets
March 31, 2008 and December 31, 2007

	March 31,	December 31,
	2008	2007
	(In thousands)

ASSETS
Current assets:
Cash and cash equivalents	$102,978	$39,566
Trade receivables, net of allowance for doubtful accounts of $25.4 million and $20.3 million, respectively, at March 31, 2008 and December 31, 2007	316,751	286,236
Other receivables	13,972	7,971
Prepaid expenses and other current assets	28,797	33,323
Deferred income taxes	27,147	40,440

Total current assets	489,645	407,536

Property and equipment, net of accumulated depreciation of $130.6 million and $126.1 million, respectively, at March 31, 2008 and December 31, 2007	95,454	95,620
Goodwill	1,078,154	1,078,154
Intangible assets, net of accumulated amortization of $246.5 million and $239.0 million, respectively, at March 31, 2008 and December 31, 2007	107,918	118,129
Computer software, net of accumulated amortization of $77.5 million and $73.9 million, respectively, at March 31, 2008 and December 31, 2007	147,808	150,372
Other non-current assets	111,079	112,232

Total assets	$2,030,058	$1,962,043

LIABILITIES AND PARENT’S EQUITY
Current liabilities:
Trade accounts payable	$107,234	$19,499
Accrued salaries and benefits	17,719	22,908
Recording and transfer tax liabilities	13,644	10,657
Other accrued liabilities	46,899	57,053
Deferred revenues	56,441	58,076

Total current liabilities	241,937	168,193

Deferred revenues	24,434	23,146
Deferred income taxes	53,746	55,196
Other long-term liabilities	34,265	34,419

Total liabilities	354,382	280,954

Minority interest	10,363	10,050

Total parent’s equity	1,665,313	1,671,039

Total liabilities and parent’s equity	$2,030,058	$1,962,043

The accompanying notes are an integral part of these unaudited combined financial statements

LENDER PROCESSING SERVICES, INC.

Unaudited Combined Statements of Earnings
Three Months ended March 31, 2008 and 2007

	Three Months Ended
	March 31,
	2008	2007
	(In thousands, except
	per share amounts)

Processing and services revenues, including $49.9 million and $48.8 million of revenues from related parties for the three months ended March 31, 2008 and 2007, respectively	$452,726	$401,428
Cost of revenues, including related party expenses (reimbursements) of $2.5 million and $(1.6) million from related parties for the three months ended March 31, 2008 and 2007, respectively	290,174	257,781

Gross profit	162,552	143,647

Selling, general, and administrative expenses, including related party expenses of $13.7 million and $9.9 million from related parties for the three months ended March 31, 2008 and 2007, respectively	58,217	53,469

Operating income	104,335	90,178

Other income (expense):
Interest income	260	350
Interest expense	(18)	(42)

Total other income (expense)	242	308

Earnings before income taxes, equity in loss of unconsolidated affiliate and minority interest	104,577	90,486
Provision for income taxes	40,576	35,023

Earnings before equity in loss of unconsolidated affiliate and minority interest,	64,001	55,463
Equity in loss of unconsolidated affiliate	(1,957)	(762)
Minority interest	(312)	(162)

Net earnings	$61,732	$54,539

Unaudited pro forma net earnings per share — basic	$0.63

Unaudited pro forma weighted average shares outstanding — basic	97,376

Unaudited pro forma net earnings per share — diluted	$0.63

Unaudited pro forma weighted average shares outstanding — diluted	$97,597

The accompanying notes are an integral part of these unaudited combined financial statements

LENDER PROCESSING SERVICES, INC.

Unaudited Combined Statements of Cash Flows
Three Months ended March 31, 2008 and 2007

	Three Months Ended March 31,
	2008	2007

Cash flows from operating activities:
Net earnings	$61,732	$54,539
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	23,696	26,121
Deferred income taxes	11,843	13,130
Stock-based compensation	4,687	3,570
Equity in loss of unconsolidated entities	1,957	762
Minority interest	312	162
Changes in assets and liabilities, net of effects from acquisitions:
Net increase in trade receivables	(30,515)	(33,578)
Net (increase) decrease in other receivables	(6,001)	21,796
Net decrease (increase) in prepaid expenses and other assets	3,228	(17,904)
Net decrease in deferred revenues	(346)	(5,184)
Net increase in accounts payable, accrued liabilities, and other liabilities	75,756	3,985

Net cash provided by operating activities	146,349	67,399

Cash flows from investing activities:
Additions to property and equipment	(5,345)	(3,150)
Additions to capitalized software	(5,448)	(7,355)

Net cash used in investing activities	(10,793)	(10,505)

Cash flows from financing activities:
Net distribution to Parent	(72,144)	(67,572)

Net cash used in financing activities	(72,144)	(67,572)

Net increase (decrease) in cash and cash equivalents	63,412	(10,678)
Cash and cash equivalents, beginning of period	39,566	47,783

Cash and cash equivalents, end of period	$102,978	$37,105

Non-cash contribution relating to stock compensation	$4,687	$3,570

The accompanying notes are an integral part of these unaudited combined financial statements

LENDER PROCESSING SERVICES, INC.

Notes to Unaudited Combined Financial Statements
Three Months Ended March 31, 2008 and 2007

The information included in these combined financial statements of Lender Processing Services, Inc., includes the assets, liabilities and operations of the lender processing businesses that FIS intends to spin-off and, assumes the completion of all the transactions referred to below in connection with the contribution and distribution.

Except as otherwise indicated or unless the context otherwise requires, all references in these notes to the combined financial statements to FIS are to Fidelity National Information Services, Inc., a Georgia corporation formerly known as Certegy Inc., and its subsidiaries; all references to Certegy are to Certegy Inc., and its subsidiaries, prior to the Certegy merger described below; all references to former FIS are to Fidelity National Information Services, Inc., a Delaware corporation, and its subsidiaries, prior to the Certegy merger; all references to old FNF are to Fidelity National Financial, Inc., a Delaware corporation that owned a majority of FIS’s shares through November 9, 2006; and all references to FNF are to Fidelity National Financial, Inc. (formerly known as Fidelity National Title Group, Inc.), formerly a subsidiary of old FNF but now a stand-alone company that remains a related entity from an accounting perspective.

(1)	Description of Business

We are a leading provider of integrated technology and outsourced services to the mortgage lending industry, with market-leading positions in mortgage processing and default management services in the U.S. Our technology solutions include our mortgage processing system, which processes over 50% of all U.S. residential mortgage loans by dollar volume. Our data and outsourced services include our default management services, which are used by mortgage lenders and servicers to reduce the expense of managing defaulted loans, and our loan facilitation services, which support most aspects of the closing of mortgage loan transactions to national lenders and loan servicers. Once the contribution described below is complete, FIS expects to initiate a plan to distribute all of our common stock to its shareholders.

The Spin-Off Transaction

Prior to the distribution noted above, FIS will contribute all of the assets and liabilities comprising its lender processing segment businesses as of the date of the distribution to us in exchange for shares of our common stock and approximately $1.6 billion principal amount of our new debt obligations. Following effectiveness of our registration statement on Form 10 under the rules of the Securities and Exchange Commission (the “SEC”), and receipt of an opinion from FIS’s special tax advisor with respect to the tax-free nature of the spin-off, FIS will distribute 100% of our common stock to its shareholders in the spin-off and exchange the new debt obligations for a like amount of FIS’s existing debt. The spin-off is expected to be tax-free to FIS and its shareholders, and the debt-for-debt exchange is expected to be tax-free to FIS. FIS will then retire the debt that is exchanged for the new debt obligations. Completion of the spin-off is expected to occur in mid-2008.

Completion of the spin-off is contingent upon the satisfaction or waiver of a variety of conditions, including final approval of the spin-off and all related arrangements by FIS’s Board of Directors. The completion of the proposed spin-off is also subject to risks and uncertainties including but not limited to those associated with FIS’s ability to contribute the assets and liabilities to us, the parties’ ability to complete the debt exchange in the manner and on the terms currently contemplated, the possibility that necessary governmental approvals or actions (from the SEC or other authorities) will not be obtained, and market conditions for the new debt and for the spin-off.

Reporting Segments

We conduct our operations through two reporting segments, Technology, Data and Analytics and Loan Transaction Services. Our Technology, Data and Analytics segment principally includes:

•	our mortgage processing services, which we conduct using our market-leading mortgage servicing platform, or MSP, and our team of experienced support personnel based primarily at our Jacksonville, Florida data center;

LENDER PROCESSING SERVICES, INC.

Notes to Unaudited Combined Financial Statements — (Continued)

•	our Desktop application, a workflow system that assists our customers in managing business processes, which today is primarily used in connection with mortgage loan default management but which has broader applications;

•	our other software and related service offerings, including our mortgage origination software, our real estate closing and title insurance production software and our middleware application which provides collaborative network connectivity among mortgage industry participants; and

•	our data and analytics businesses, the most significant of which are our alternative property valuations business, which provides a range of types of valuations other than traditional appraisals, our property records business and our advanced analytic services, which assist our customers in their loan marketing or loss mitigation efforts.

Our Loan Transaction Services segment offers a range of services used mainly in the making of a mortgage loan, which we refer to as our loan facilitation services, and in the management of mortgage loans that go into default. Our loan facilitation services include:

•	settlement services, which consist of title agency services, in which we act as an agent for title insurers, and closing services, in which we assist in the closing of real estate transactions;

•	appraisal services, which consists of traditional appraisal and appraisal management services; and

•	other origination services, which consist of real estate tax services, which provide lenders with information about the tax status of a property, flood zone information, which assists lenders in determining whether a property is in a federally designated flood zone, and qualified exchange intermediary services for customers who seek to engage in qualified exchanges under Section 1031 of the Internal Revenue Code.

Our default management services offer a full spectrum of outsourced services in connection with defaulted loans. These services include:

•	foreclosure services, including access to a nationwide network of independent attorneys, document preparation and recording and other services;

•	property inspection and preservation services, designed to preserve the value of properties securing defaulted loans; and

•	asset management services, providing disposition services for our customers’ real estate owned properties through a network of independent real estate brokers, attorneys and other vendors to facilitate the transaction.

The Company also has a corporate segment that consists of the corporate overhead and other operations that are not included in the above segments.

(2)	Principles of Combination and Basis of Presentation

The accompanying combined financial statements include those assets, liabilities, revenues and expenses related to our company for the three months ended March 31, 2008 and 2007 and were prepared in accordance with generally accepted accounting principles. All adjustments considered necessary for a fair presentation have been included. All significant intercompany accounts and transactions have been eliminated. Our investments in less than 50% owned affiliates are accounted for using the equity method of accounting.

We participate in a centralized cash management program with FIS. A significant amount of our cash disbursements are made through centralized payable systems which are operated by FIS, and a significant amount of our cash receipts are received by us and transferred to centralized accounts maintained by FIS. There are no formal financing arrangements with FIS and all cash receipts and disbursement activity is recorded through parent’s equity in the combined balance sheets and as net distributions or contributions to parent in the combined statements

LENDER PROCESSING SERVICES, INC.

Notes to Unaudited Combined Financial Statements — (Continued)

of parent’s equity and cash flows because such amounts are considered to have been contributed by or distributed to FIS. As a result, there will be no net amount due to or from FIS which would require settlement at the spin-off date. Cash and cash equivalents reflected on the combined balance sheets represent only those amounts held at our company’s level.

The major components of the amounts contributed by or distributed to parent relate to our participation in the centralized cash management program with FIS. Amounts contributed by parent would include cash payments made by FIS on our behalf as payments to cover our portion of FIS’s consolidated income tax liabilities and payments to cover accounts payable and payroll relating to our business activities, acquisitions and capital expenditures. Amounts effectively distributed to parent would include cash receipts for amounts collected by FIS’s centralized receivables group on our behalf.

The accompanying combined balance sheets do not include certain LPS assets or liabilities that are not specifically identifiable to the operations of our company, primarily accounts payable and accrued liabilities, as it is not practicable to identify this portion of assets and liabilities. We believe that the amount of these assets and liabilities not allocated to us and, therefore not reflected in the combined balance sheets represents less than 2% of total equity as of March 31, 2008 and December 31, 2007. We do not believe these amounts to be material to our balance sheets as of the dates presented.

The combined statements of operations include all revenues and expenses attributable to our company including a charge or allocation of the costs for support services provided by FIS which totaled $13.7 million and $9.9 million for the three months ended March 31, 2008 and 2007, respectively. Where specific identification of expenses was not practicable, the cost of such services was proportionally allocated based on the most relevant allocation method for the service provided. The majority of there services related to shared corporate services such as legal, accounting, treasury and human resources and were allocated pro rata based on revenues which we believe reasonably reflect the relative size of our company compared to FIS and results in a fair charge for the use of these resources. Of the above amounts, total expenses allocated under the methods described above were $9.0 million and $6.3 million in the three months ended March 31, 2008 and 2007, respectively. The costs of these services were allocated on a cost basis with no mark-up recorded, consistent with the proposed Corporate Services agreement that we will have with FIS going forward for a period of time subsequent to the spin-off. The costs of these services are not necessarily indicative of the costs that would have been incurred if we had performed these functions as a stand-alone entity. We estimate that the expected amount of additional costs we will incur as a separately traded public company would be approximately $10.0 million to $15.0 million per year. However, management believes that the methods used to make such allocations are reasonable and faithfully represent the proportional costs of these services to us.

Unaudited Pro Forma Net Earnings per Share

Unaudited pro forma net earnings per share-basic is calculated using one-half the number of outstanding shares of FIS as of March 31, 2008 because to complete the spin-off we expect to issue one-half a share of our common stock for each outstanding share of FIS common stock then outstanding. Unaudited pro forma net earnings per share-diluted is calculated using one-half the number of dilutive common stock equivalents as of March 31, 2008 that are expected to be converted into stock options and awards of our common stock as of the spin-off date. The

LENDER PROCESSING SERVICES, INC.

Notes to Unaudited Combined Financial Statements — (Continued)

following table summarizes pro forma earnings per share for the three months ended March 31, 2008 (in thousands, except per share amounts):

Three
Months Ended
March 31,
2008

Net earnings	$61,732

Pro forma weighted average shares outstanding — basic	97,376
Plus: Pro forma common stock equivalent shares assumed from conversion of options	221

Pro forma weighted average shares outstanding — diluted	97,597

Pro forma net earnings per share basic and diluted	$0.63

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141(R)”), requiring an acquirer in a business combination to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their fair values at the acquisition date, with limited exceptions. The costs of the acquisition and any related restructuring costs will be expensed. Assets and liabilities arising from contingencies in a business combination are to be recognized at their fair value at the acquisition date and adjusted prospectively as new information becomes available. When the fair value of assets acquired exceeds the fair value of consideration transferred plus any noncontrolling interest in the acquiree, the excess will be recognized as a gain. Under SFAS 141(R), all business combinations will be accounted for by prospectively applying the acquisition method, including combinations among mutual entities and combinations by contract alone. SFAS 141(R) is effective for periods beginning on or after December 15, 2008, and will apply to business combinations occurring after the effective date.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS 160”), requiring noncontrolling interests (sometimes called minority interests) to be presented as a component of equity on the balance sheet. SFAS 160 also requires that the amount of net income attributable to the parent and to the noncontrolling interests be clearly identified and presented on the face of the consolidated statement of income. This statement eliminates the need to apply purchase accounting when a parent company acquires a noncontrolling ownership interest in a subsidiary and requires that, upon deconsolidation of a subsidiary, a parent company recognize a gain or loss in net income after which any retained noncontrolling interest will be reported at fair value. SFAS 160 requires expanded disclosures in the consolidated financial statements that identify and distinguish between the interests of the parent’s owners and the interest of the noncontrolling owners of subsidiaries. SFAS 160 is effective for periods beginning on or after December 15, 2008 and will be applied prospectively except for the presentation and disclosure requirements, which will be applied retrospectively for all periods presented. Management is currently evaluating the impact of SFAS 160 on our statements of financial position and operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits entities to choose to measure financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 mandates certain financial statement presentation and disclosure requirements when a company elects to report assets and liabilities at fair value under SFAS 159. We adopted SFAS 159 on January 1, 2008. The impact of adopting SFAS 159 did not have a material impact on our statements of financial position and operations.

In September 2006, the FASB issued SFAS No. 157 (“SFAS 157”), “Fair Value Measurements,” which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value

LENDER PROCESSING SERVICES, INC.

Notes to Unaudited Combined Financial Statements — (Continued)

measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements and is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FASB FSP 157-2 which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. These nonfinancial items include assets and liabilities such as reporting units measured at fair value in a goodwill impairment test and nonfinancial assets acquired and liabilities assumed in a business combination. Effective January 1, 2008, we adopted SFAS 157 for financial assets and liabilities recognized at fair value on a recurring basis. The partial adoption of SFAS 157 for financial assets and liabilities did not have a material impact on our consolidated financial position, results of operations or cash flows.

(3)	Transactions with Related Parties

We have historically conducted business with FIS and with FNF. We have various agreements with FNF under which we have provided title agency services, software development and other data services. We have been allocated corporate costs from FIS and will continue to receive certain corporate services from FIS for a period of time. A summary of these agreements in effect through March 31, 2008 is as follows:

•	Agreements to provide title agency services. These agreements allow us to provide services to existing customers through loan facilitation transactions, primarily with large national lenders. The arrangement involves providing title agency services which result in the issuance of title policies on behalf of title insurance underwriters owned by FNF and its subsidiaries. Subject to certain early termination provisions for cause, each of these agreements may be terminated upon five years’ prior written notice, which notice may not be given until after the fifth anniversary of the effective date of each agreement, which ranges from July 2004 through September 2006 (thus effectively resulting in a minimum ten year term and a rolling one-year term thereafter). Under this agreement, we earn commissions which, in aggregate, are equal to approximately 89% of the total title premium from title policies that we place with subsidiaries of FNF. We also perform similar functions in connection with trustee sale guarantees, a form of title insurance that subsidiaries of FNF issue as part of the foreclosure process on a defaulted loan.

•	Agreements to provide software development and services. These agreements govern the fee structure under which we are paid for providing software development and services to FNF which consist of developing software for use in the title operations of FNF.

•	Arrangements to provide other data services. Under these arrangements we are paid for providing other data services to FNF, which consist primarily of data services required by the title insurance operations.

A detail of related party items included in revenues is as follows (in millions):

	Three Months Ended March 31,
	2008	2007

Title agency commissions	$32.6	$32.2
Software development revenue	13.8	13.2
Other data related services	3.5	3.4

Total revenues	$49.9	$48.8

•	Allocation by FIS of corporate services. FIS currently provides general management, accounting, treasury, tax, finance, payroll, human resources, employee benefits, internal audit, mergers and acquisitions, and other corporate and administrative support to the Company. The amounts included in these financial

LENDER PROCESSING SERVICES, INC.

Notes to Unaudited Combined Financial Statements — (Continued)

statements for these services have been allocated by management and management believes the methods used to allocate these amounts are reasonable.

•	Licensing, leasing, cost sharing and other agreements. These agreements provide for the reimbursement of certain amounts from FNF and FIS related to various miscellaneous leasing and cost sharing agreements, as well as the payment of certain amounts by the Company to FNF or its subsidiaries in connection with our use of certain intellectual property or other assets of or services by FNF.

•	Title plant information expense. These agreements provide for our title agency operations to access title plants assets owned by FNF.

A detail of related party items included in expenses is as follows (in millions):

	Three Months Ended March 31,
	2008	2007

Title plant information expense	$2.6	$1.3
Corporate services	13.7	9.9
Licensing, leasing and cost sharing agreement	(0.1)	(2.9)

Total expenses	$16.2	$8.3

We believe the amounts earned from or charged by FNF or FIS under each of the foregoing service arrangements are fair and reasonable. We believe that the approximate 89% aggregate commission rate on title insurance policies is consistent with the blended rate that would be available to a third party title agent given the amount and the geographic distribution of the business produced and the low risk of loss profile of the business placed. The software development services to FNF are priced within the range of prices we offer to third parties. These transactions between us and FIS and FNF are subject to periodic review for performance and pricing.

Other related party transactions:

Investment by FNF in FNRES Holdings, Inc.

On December 31, 2006, FNF contributed $52.5 million to FNRES Holdings, Inc. (“FNRES”), our subsidiary, for approximately 61% of the outstanding shares of FNRES. As a result, since December 31, 2006, we no longer consolidate FNRES, but record our remaining 39% interest as an equity investment in the amount of $28.5 million and $30.5 million as of March 31, 2008 and December 31, 2007, respectively. The Company recorded equity losses from its investment in FNRES of $2.0 million and $0.8 million for the three months ended March 31, 2008 and 2007, respectively.

(4)	Commitments and Contingencies

Litigation

In the ordinary course of business, we are involved in various pending and threatened litigation matters related to operations, some of which include claims for punitive or exemplary damages. We believe that no actions, other than the matters listed below, depart from customary litigation incidental to our business. As background to the disclosure below, please note the following:

•	These matters raise difficult and complicated factual and legal issues and are subject to many uncertainties and complexities.

•	In these matters, plaintiffs seek a variety of remedies including equitable relief in the form of injunctive and other remedies and monetary relief in the form of compensatory damages. In some cases, the monetary damages sought include punitive or treble damages. None of the cases described below includes a specific

LENDER PROCESSING SERVICES, INC.

Notes to Unaudited Combined Financial Statements — (Continued)

statement as to the dollar amount of damages demanded. Instead, each of the cases includes a demand in an amount to be proved at trial.

•	For the reasons specified above, it is not possible to make meaningful estimates of the amount or range of loss that could result from these matters at this time. We review these matters on an on going basis and follow the provisions of SFAS No. 5, Accounting for Contingencies, (“SFAS 5”) when making accrual and disclosure decisions. When assessing reasonably possible and probable outcomes, we base our decision on our assessment of the ultimate outcome following all appeals.

•	We intend to vigorously defend each of these matters, and we do not believe that the ultimate disposition of these lawsuits will have a material adverse impact on our financial position.

National Title Insurance of New York Inc. Litigation

One of our subsidiaries, National Title Insurance of New York, Inc. has been named in eight putative class action lawsuits: Barton, Lynn v. National Title Insurance of New York, Inc. et al., filed in the U.S. District Court for the Northern District of California on March 10, 2008; Gentilcore, Lisa v. National Title Insurance of New York, Inc. et al., filed in the U.S. District Court for the Northern District of California on March 11, 2008; Martinez, Louis and Silvia v. National Title Insurance of New York, Inc. et al., filed in the U.S. District Court for the Southern District of California on March 18, 2008; Swick, Judy and Thomas v. National Title Insurance of New York, Inc. et al., filed in the U.S. District Court for the District of New Jersey on March 19, 2008; Davis, Vincent Leon v. National Title Insurance of New York, Inc. et al., filed in the U.S. District Court for the Central District of California, Western Division, on March 20, 2008; Pepe, Pat and Olga v. National Title Insurance of New York, Inc. et al., filed in the U.S. District Court for the District of New Jersey on March 21, 2008; Kornbluth, Ian v. National Title Insurance of New York, Inc. et al., filed in the U.S. District Court for the District of New Jersey on March 24, 2008; and Lamb, Edward and Frances v. National Title Insurance of New York, Inc. et al., filed in the U.S. District Court for the District of New Jersey on March 24, 2008. The complaints in these lawsuits are substantially similar and allege that the title insurance underwriters named as defendants, including National Title Insurance of New York, Inc., engaged in illegal price fixing as well as market allocation and division that resulted in higher title insurance prices for consumers. The complaints seek treble damages in an amount to be proved at trial and an injunction against the defendants from engaging in any anti-competitive practices under the Sherman Antitrust Act and various state statutes. National Title Insurance of New York, Inc. intends to join in a pending Motion to Transfer the actions to the U.S. District Court for the Southern District of New York for coordinated or consolidated pre-trial hearings.

Harris, Ernest and Mattie v. FIS Foreclosure Solutions, Inc.

A putative class action was filed on January 16, 2008 as an adversary proceeding in the Bankruptcy Court in the Southern District of Texas. The complaint alleges that LPS engaged in unlawful attorney fee-splitting practices in its default management business. The complaint seeks declaratory and equitable relief reversing all attorneys fees charged to debtors in bankruptcy court and disgorging any such fees we collected. We filed a Motion to Dismiss and the Bankruptcy Court dismissed three of the six counts contained in the complaint. We also filed a Motion to Withdraw the Reference and remove the case to federal district court as the appropriate forum for the resolution of the allegations contained in the complaint. The Bankruptcy Court recommended removal to the U.S. District Court for the Southern District of Texas, and the U.S. District Court accepted that recommendation in April 2008.

Guarantees of FIS Long-term Debt

Borrowings under FIS’s credit agreement and certain notes are ratably secured by a pledge of equity interests in certain of our subsidiaries, subject to certain exceptions for subsidiaries not required to be pledged. Pursuant to the terms of these agreements, once FIS has no equity interests in our subsidiaries as a result of the spin-off, such

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Notes to Unaudited Combined Financial Statements — (Continued)

equity interests will no longer secure FIS’s long-term debt and FIS will exchange our obligations under our new long-term debt to retire a portion of its long-term debt balances.

Indemnifications and Warranties

We often indemnify our customers against damages and costs resulting from claims of patent, copyright, or trademark infringement associated with use of our software through software licensing agreements. Historically, we have not made any payments under such indemnifications, but continue to monitor the conditions that are subject to the indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses when they are estimable. In addition, we warrant to customers that our software operates substantially in accordance with the software specifications. Historically, no costs have been incurred related to software warranties and none are expected in the future, and as such no accruals for warranty costs have been made.

Tax Indemnification Agreement

Under the tax disaffiliation agreement to be entered into by FIS and LPS in connection with the distribution, LPS would be required to indemnify FIS and its affiliates against all tax related liabilities caused by the failure of the spin-off to qualify for tax-free treatment for United States Federal income tax purposes (including as a result of Section 355(e) of the Code) to the extent these liabilities arise as a result of any action taken by LPS or any of its affiliates following the spin-off or otherwise result from any breach of any representation, covenant or obligation of LPS or any of its affiliates under the tax disaffiliation agreement.

Escrow Arrangements

In conducting our title agency, closing and Section 1031 tax deferred exchange operations, we routinely hold customers’ assets in escrow and investment accounts, pending completion of real estate and exchange transactions. Certain of these amounts are maintained in segregated bank accounts and have not been included in the accompanying Combined Balance Sheets. We have a contingent liability relating to proper disposition of these balances, which amounted to $1.5 billion at March 31, 2008. For the customers’ assets that we hold in escrow, we have ongoing programs for realizing economic benefits through favorable borrowing and vendor arrangements with various banks. We had no borrowings outstanding as of March 31, 2008, under these arrangements with respect to these assets in escrow. At that date, our customers’ tax deferred assets that were held in investment accounts were largely invested in short-term, high grade investments that minimize risk to principal.

(5)	Stock Award Plans

Historically our employees have participated in FIS’s and FNF’s stock incentive plans that provide for the granting of incentive and nonqualified stock options, restricted stock and other stock-based incentive awards to officers and key employees. Since November 9, 2006, all options and awards held by our employees were issuable in the common stock of FIS. Prior to November 9, 2006, certain awards held by our employees were issuable in both old FNF and FIS common stock. On November 9, 2006, as part of the closing of the merger between FIS and old FNF, FIS assumed certain options and restricted stock grants that the Company’s employees and directors held under various old-FNF stock-based compensation plans and all these awards were converted into awards issuable in FIS common stock.

These financials statements include stock compensation expense attributable to our employees for all periods presented. This includes all stock compensation specifically recorded by FIS for employees within our operating segments and an allocation of the expense recorded by FIS for certain corporate employees and FIS’s Board of Directors.

In the spin-off transaction, any FIS options and FIS stock awards held by our employees will be converted into options and awards issuable in our common stock, authorized by a new stock option plan. All FIS outstanding stock

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Notes to Unaudited Combined Financial Statements — (Continued)

options and awards are issued from plans that contain an anti-dilution provision. We will measure the fair value of the awards using a Black-Scholes model with appropriate assumptions both before and after the date of the spin-off. These assumptions for volatility, expected life, dividend rates and risk-free interest rate will take into account the expectation that the spin-off will be completed as contemplated. As of March 31, 2008, there are approximately 5.5 million FIS options outstanding with an average exercise price of $33.79 per share and a weight average remaining contractual life of 6.4 years that will be converted into options to purchase our common stock. Of those options approximately 2.0 million options were exercisable as of March 31, 2008 at an average exercise price of $26.81 per share with a weighted average remaining contractual life of 5.9 years. As noted above these FIS options will be converted into options to purchase our common stock at the spin-off date.

(6)	Segment Information

Summarized financial information concerning our segments is shown in the following tables.

As of and for the three months ended March 31, 2008 (in thousands):

	Technology	Loan
	Data and	Transaction	Corporate
	Analytics	Services	and Other	Total

Processing and services revenues	$135,824	$320,230	$(3,328)	$452,726
Cost of revenues	74,110	219,456	(3,392)	290,174

Gross profit	61,714	100,774	64	162,552

Selling, general and administrative expenses	16,258	28,463	13,496	58,217

Operating income	45,456	72,311	(13,432)	104,335

Depreciation and amortization	$16,015	$6,186	$1,495	$23,696

Total assets	$1,007,202	$850,708	$172,148	$2,030,058

Goodwill	$651,600	$426,554	$—	$1,078,154

As of and for the three months ended March 31, 2007 (in thousands):

	Technology	Loan
	Data and	Transaction	Corporate
	Analytics	Services	and Other	Total

Processing and services revenues	$142,376	$259,252	$(200)	$401,428
Cost of revenues	82,121	176,993	(1,333)	257,781

Gross profit	60,255	82,259	1,133	143,647
Selling, general and administrative expenses	15,822	27,042	10,605	53,469

Operating income	44,433	55,217	(9,472)	90,178

Depreciation and amortization	$18,182	$6,770	$1,169	$26,121

Total assets	$964,609	$690,551	$212,927	$1,868,087

Goodwill	$619,227	$426,554	$—	$1,045,781